UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

REPORT ON ECONOMIC AND FINANCIAL ANALYSIS

2005

DECEMBER

Banco Bradesco S.A.

Corporate Taxpayer’s ID CNPJ 60.746.948/0001-12	BOVESPA –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	LATIBEX – XBBDC

Indicators	Main Indicators (%)

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

CDI	3.86	3.99	16.20	4.74	4.31	19.00
IBOVESPA	9.92	12.70	17.81	26.08	5.93	27.71
USD – Commercial Rate	(8.01)	(7.14)	(8.13)	(5.45)	5.33	(11.82)
IGP-M	3.25	1.96	12.42	(1.51)	0.99	1.20
IPCA – IBGE	1.94	2.00	7.60	0.77	1.67	5.69
TJLP	2.35	2.35	9.81	2.35	2.35	9.75
TR	0.57	0.47	1.82	0.87	0.63	2.83
Savings Deposits	2.09	1.98	8.10	2.39	2.15	9.18
Number of Business Days	65	62	251	65	62	251

Indicators	Closing Value

	2004		2005

	September	December	September	December

Commercial U.S. dollar for sale – (R$)	2.8586	2.6544	2.2222	2.3407
Euro – (R$)	3.5573	3.6195	2.6718	2.7691
Argentine Peso – (R$)	0.9572	0.8955	0.7643	0.7738
Country Risk (Points)	466	383	344	305
SELIC – COPOM Base rate (% p.a.)	16.25	17.75	19.50	18.00
Pre- BM&F rate – 1 year (% p.a.)	17.40	17.85	17.92	16.40

Deposits	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

	2004		2005			2004		2005

	3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.		3rd Qtr.	4th Qtr.	3rd Qtr.	4th Qtr.

Demand					Income Tax	25	25	25	25
Deposits (1)	45	45	45	45	Social Contribution	9	9	9	9
Additional (2)	8	8	8	8	PIS (1)	0.65	0.65	0.65	0.65
Time Deposits (3)	15	15	15	15	COFINS (2)	4	4	4	4
Additional (2)	8	8	8	8	Legal Reserve on Net Income	5	5	5	5
Savings Account (4)	20	20	20	20	Maximum Fixed Assets (3)	50	50	50	50
Additional (2)	10	10	10	10	Capital Adequacy Ratio(4)	11	11	11	11

(1)	Cash deposit – No remuneration.	(1)	The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2)	Cash deposit – SELIC rate.	(2)	The rate applicable to non-financial and similar companies is 7.60% (non-cumulative COFINS).
(3)	Restricted Securities. From the amount calculated at 15%, R$ 300 million may be deducted as per Brazilian Central Bank instructions, effective from November 8, 2004.	(3)	Maximum fixed assets are applied over reference equity.
(4)	Cash deposit – Reference Rate (TR) + interest of 6.17% p.a.	(4)	Reference Equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties, which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions, which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency and any other delays in loan operations; increase in the allowance for loan losses; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

We transcribe below the annual report filed with the SEC – “Risk Factors” and “Critical Accounting Practices” sections of Form 20-F , to assure Bradesco’s adhesion to best international practices for transparency and corporate governance, describing the risk factors and the critical accounting practices which we consider most significant and which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions may have direct impact on our business and on the market price of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In addition, our financial condition and the market price of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments within and outside of Brazil that affect the Country.

In the past, the Brazilian Government has often changed monetary, fiscal and taxation policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market price of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Getúlio Vargas Foundation) reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s inflation rates were 7.7% in 2003, 12.1% in 2004 and 1.2% in 2005. Inflation itself and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian marketable securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

Since the end of 1997, and in particular during the last four years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have borne higher costs to raise funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous for us.

4) Developments in other emerging markets may adversely affect the market price of our stocks and ADSs

The market price of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each Country, investors’ reaction to developments in one Country may affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly.

Occasionally, developments in other countries have adversely affected the market price of our and other Brazilian companies’ stocks, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may negatively affect our operations and results.

Brazilian banks and insurance companies, are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum capital requirements, compulsory deposits, lending limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended.The manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations, reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) A majority of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On December 31, 2005 Cidade de Deus – Companhia Comercial de Participações, which we name as “Cidade de Deus Participações”, held 48.43% of our common stocks and Fundação Bradesco directly and indirectly held 45.76% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations.

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates, it is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in the note 3 to the consolidated financial statements included in chapter 8 of this Report.

The following discussion outlines the accounting policies deemed as critical, in terms of materiality, areas requiring a greater judgment and estimate or involving a higher level of complexity, affecting our financial condition and the results of our operations. The accounting estimates made under such context, impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses and leasing based on the analysis of our loan operations portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– General economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends; – guarantees amounts of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1.0% in delinquency rate expected for our loan operations portfolio in full performance on December 31, 2005, the allowance for loan losses would increase approximately R$ 21 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our determination of allowance for loan losses. The analysis should not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses see content of loan operations included in Chapter 3 of this Report and notes 3e and 12 included in the Chapter 8 hereof.

2) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the price market-quoted price may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from shareholders’ agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of marketable securities and derivative financial instruments, see notes 3c, 3d and 10 included in the Chapter 8 of this Report.

3) Classification of Securities

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on whether we classify them in the acquisition as for trading, available for sale or held to maturity. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in the note 10 included in the Chapter 8 of this Report.

4) Income Tax and Social Contribution

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and income tax and social contribution payable. Generally, our assessment requires us to estimate the future values of deferred tax assets and income tax and social contribution payable. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our evaluations and assumptions may change over time, as a result of occurrences or unpredictable circumstances, influencing our determination of value of our tax liabilities.

Constantly we monitor and assess the impact of new tax laws on our liabilities, which could affect the evaluations and assumptions of our analysis about the possibility of realizing deferred tax assets. For further information about Bradesco’s income tax and social contribution, see notes 3f and 35 to our financial statements included in the Chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which also include the amount of provisions for deferred taxes, the assumptions for the calculation of allowance for loan losses, the assumptions for calculations of technical provisions for insurance, private pension plans and savings bonds, the choice of useful lives of certain assets and the determination if an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, actual results may differ from such estimates.

Corporate Strategy

We understand that the expansion of the Brazilian economy will stimulate a solid growth in a portion of the population needing financial services, and accordingly, an expansion of demand for such services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position, as the largest private bank in Brazil, to expand profitability, maximizing value to our stockholders and generating higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be the first option of all our clients towards all their financial services needs. Our goal is to be a“Banco Completo” (all-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as retail bank, supported by a staff with more than 70 thousand employees, a wide service network, including our branches, corporate site branches, Banco Postal and correspondent banks, besides the ATMs, always concerned with the expansion of business volume and also operate as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but also are focused on the frequent improvement of products and distribution channels. It is also fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life. Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance practices and by the understanding that Bradesco, besides being a source of profits to its stockholders, should also be a building element in the Company.

The key elements of our business strategy are:

– expansion by means of organic growth;
– performance based on the business model of a large banking institution, having as subsidiary an important insurance company, which we name as “Modelo Banco-Seguros” (Insurance Bank Model), with a view to maintaining our profitability and consolidate our leadership in the insurance industry.
– increase of revenues, profitability and value to stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– obtain profitability and return to the stockholders by means of improved efficiency ratio;
– maintain acceptable risk levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for growth in the financial and insurance segments, mainly by means of increased business volume. We intend to take advantage of such opportunities, increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial services distribution, by using creativity in developing new products, solidly employing non-traditional means, for instance, to expand our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via the Banco Postal;

– using the distribution channels in benefit of the Bank , including our traditional Branch Network and technology to access the Internet in order to identify demand for new products;
– offering our customer base, broadly, our products and services;
– using the systems of our branches, with a view to assessing and monitoring the use of our products by clients, so that to drive them to the appropriate commercialization platforms; and
– developing varied products, in compliance with the needs of our clients, both current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” of our clients, thus rendering services to meet their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension services and other financial activities in order to sell our traditional banking products and insurance and private pension products, by means of our branches network, distribution services via the Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products; and
– maintaining acceptable risk levels in our operations by means of a strategy of :

•	setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
•	carrying out hedge transactions, so that to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements;
•	entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros (IRB), viewing to reducing the exposure to great risks; and
•	should IRB be privatized, participate in reinsurance business by means of partnership with renowned reinsurance company, by using our total share of 21% in IRB.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned with higher revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional activities of deposits and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– building our customer base, legal entities and individuals, by offering services meeting the needs of specific clients, including foreign exchange services and import/export financing;
– intensively seeking the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expanding our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;
– increasing our revenues from assets management and private pension plans; and
– continuously building our high income customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in the assets management.

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs. We maintain the commitment of being ahead in the banking automation process, by creating opportunities to the Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (WebPoints) in public sites and allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to check their bank accounts and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operational costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity with processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions, mainly available by means of privatizations. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increase its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Summarized Statement of Income Analysis	12	Analysis of the Statement of Income	22
Highlights	14	Comparative Balance Sheet	39
Bradesco’s Stocks	17	Equity Analysis	40
Comparative Statement of Income	21

2 – Main Information on Statement of Income			51

Consolidated Statement of Income	52	Analysis of the Adjusted Net Interest Income and
Profitability	54	Average Rates	58
Results by Business Segment	56	Allowance for Doubtful Accounts	65
Change in the Main Items of Statement of Income	56	Fee Income	66
Change in Net Interest Income Items plus		Administrative and Personnel Expenses	67
Exchange Adjustment	57	Operating Efficiency	68
		Other Indicators	71

3 – Main Information on Balance Sheet			73

Consolidated Balance Sheet	74	Funding	84
Total Assets by Currency and Maturities	76	Checking Accounts	85
Marketable Securities	77	Savings Accounts	86
Loan Operations	78	Assets under Management	87

4 – Operating Companies			89

Grupo Bradesco de Seguros e Previdência	90	Leasing Companies	110
– Insurance Companies	90	Bradesco Consórcios (Consortium Purchase Plans)	112
– Vida e Previdência (Private Pension Plans)	98	Bradesco S.A. – Corretora de Títulos e
– Savings Bonds	102	Valores Mobiliários	117
Banco Finasa	107	Bradesco Securities, Inc.	119

5 – Operational Structure			121

Corporate Organization Chart	122	Risk Management and Compliance	141
Administrative Body	124	– Credit Risks, Operating Risks, Market Risks,
Risk Ratings	125	Internal Controls and Compliance	141
Ranking	126	– Liquidity Risk Management	146
Market Segmentation	127	– Capital Risk Management	146
Bradesco Corporate	127	Cards	149
Bradesco Empresas (Middle Market)	128	International Area	153
Bradesco Private Banking	129	Capital Market	157
Bradesco Prime	129	Tax Payment and Collections	158
Bradesco Varejo (Retail)	130	Bookkeeping of Assets and
Banco Postal	130	Qualified Custody Services	161
Customer Service Network	132	Business Processes	162
Bradesco Day and Night Customer Service Channels	135	Corporate Governance	165
Investments in Infrastructure, Information		Acknowledgments	168
Technology and Telecommunications	141

6 – Social-Environmental Responsibility			169

Human Resources	170	Fundação Bradesco	180
Social-cultural Events	178	Environmental Responsibility	187
Finasa Sports Program	179	Social Report	190

7 – Independent Auditors’ Report			191

Independent Auditors’ Report on Special Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and Social Report			192

8 – Financial Statements, Independent Auditors' Report, Summary of the Audit Committee Report and Report of the Fiscal Council			193

Message to Stockholders	194	Index of Notes to the Financial Statements	223
Management Report	196	Notes to the Financial Statements	224
Consolidated Balance Sheet	216	Management Bodies	282
Consolidated Statement of Income	220	Independent Auditors’ Report	283
Statement of Changes in Stockholders’ Equity	221	Summary of Audit Committee Report	284
Consolidated Statement of Changes in		Fiscal Council’s Report	287
Financial Position	222

Glossary of Technical Terms			288

Cross Reference Index			291

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

AACD	– Brazilian Association of Children with Disabilities	FINAME	– Fund for Financing the Acquisition of Industrial
ABAMEC	– Brazilian Association of Capital Markets Analysts		Machinery and Equipment
ABC	– Activity-Based Costing	FIPE	– Economic Research Institute Foundation
ABEL	– Brazilian Association of Leasing Companies	FIPECAFI	– Accounting, Actuarial and Financial Research
ABEMD	– Brazilian Association of Direct Marketing		Institute Foundation
ABM	– Activity-Based Management	FlRN	– Floating Rate Note
ABMN	– Brazilian Association of Marketing & Business	FxRN	– Fixed Rate Note
ACC	– Advances on Foreign Exchange Contracts	GDAD	– Management of Performance and Support to Decisions
ACM	– Automated Consulting and Contract Machine	IBA	– Brazilian Actuarial Institute
ADR	– American Depositary Receipt	IBAMA	– Brazilian Institute of Environment and Renewable
ADS	– American Depositary Share		Natural Resources
ADVB	– Association of Sales and Marketing Managers of	IBMEC	– Brazilian Capital Market Institute
	Brazil	IBNR	– Claims Incurred But Not Reported
ANAPP	– National Association of Private Pension Plan	IBOVESPA	– São Paulo Stock Exchange Index
	Companies	IBRACON	– Brazilian Institute of Independent Auditors
ANBID	– National Association of Investment Banks	IFC	– International Finance Corporation (Sociedade
ANS	– National Agency for Supplementary Healthcare		Financeira Internacional)
ANSP	– National Academy of Insurance and Private	IFT	– Quarterly Financial Information
	Pension Plans	IGP-DI	– General Price Index – Internal Availability
AP	– Personal Accident	IGP-M	– General Price Index – Market
APIMEC	– Association of the Capital Markets Investment	INSS	– Social Security National Institute
	Analysts and Professionals	IPCA	– Extended Consumer Price Index
ATM	– Automated Teller Machine	IRRF	– Witholding Income Tax
BACEN	– Brazilian Central Bank	IR	– Income Tax
BDR	– Brazilian Depositary Receipt	ISO	– International Standard Organization (Organização de
BM&F	– Mercantile and Futures Exchange		– Padrões Internacionais)
BNDES	– National Bank for Economic and Social Development	ISE	– Corporate Sustainability Index
BOVESPA	– São Paulo Stock Exchange	ISS	– Tax on Services
CBLC	– Brazilian Settlement and Custody Company	JCP	– Interest on Own Capital
CDB	– Bank Deposit Certificate	LATIBEX	– Latin American Stock Exchange Market in Euros
CDC	– Consumer Sales Financing		(Spain)
CDI	– Interbank Deposit Certificate	MBA	– Master of Business Administration
CEF	– Federal Savings Bank	MP	– Provisional Measure
CEID	– State Department for the Integration of Disabled	NBR	– Registered Brazilian Rule
	People	NYSE	– New York Stock Exchange
CETIP	– Clearing House for the Custody and Financial	OIT	– International Labor Organization
	Settlement of Securities	ON	– Common Stocks
CFC	– Federal Accounting Council	PDD	– Allowance for Doubtful Accounts
CID	– Digital Inclusion Center	PGBL	– Unrestricted Benefits Generating Plan
CIPA	– Accident Prevention Internal Committee	PIS	– Social Integration Program
CMN	– National Monetary Council	PL	– Stockholders’ Equity
CNSP	– National Private Insurance Council	PLR	– Employee Profit Sharing
COBIT	– Control Objectives for Information and Related	PN	– Preferred Stocks
	Technology	PTRB	– Online Tax Payment
COFINS	– Contribution for Social Security Financing	RCF	– Optional Third-Party Liability
COPOM	– Monetary Policy Committee	RE	– Basic lines (of Insurance Products)
COSIF	– Chart of Accounts for National Financial	ROA	– Return on Assets
	System Institutions	ROE	– Return on Stockholders’ Equity
COSO	– Committee of Sponsoring Organizations	SANA	– Automatic System of Stocks Negotiation
CPMF	– Provisory Contribution on Financial Transactions	SAP	– Systems Applications and Products
CRI	– Certificate of Real Estate Receivables	SBPE	– Brazilian Savings and Loan System
CS	– Social Contribution	SEBRAE	– Brazilian Micro and Small Business Support Service
CVM	– Brazilian Securities Commission	SEC	– U.S. Securities and Exchange Commission
DPVAT	– Compulsory Vehicle Insurance	SELIC	– Special Clearance and Custody System
DR	– Depositary Receipt	SESI	– National Industry Social Service
DRE	– Statement of Income	SFH	– National Housing System
DTVM	– Securities Dealer	SINCOR	– Insurance Broker’s Union
DVA	– Value-Added Statement	SIPAT	– Internal Week of Labor Accident Prevention
D&O	– (Directors and Officers) – Insurance Specific for the	SPB	– Brazilian Payment System
	Board of Director’s Members, Directors and Officers	SPE	– Specific Purpose Entity
EPE	– Specific Purpose Entities	SUSEP	– Superintendence of Private Insurance
ERP	– Enterprise Resource Planning	TED	– Instant Online Transfer
EXIM	– Export and Import – BNDES Financing Line	TJLP	– Long-term Interest Rate
FEBRACE	– Brazilian Symposium of Science and Engineering	TR	– Reference Rate
FGV	– Getúlio Vargas Foundation	TVM	– Marketable Securities
FIA	– Management Institute Foundation	UN	– United Nations
FIDC	– Credit Right Funds	VaR	– Value at Risk
FIE	– Exclusive Investment Fund	VGBL	– Long-term Life Insurance
FINABENS	– Financing Line of other Assets and Services

1 - Bradesco – Line by Line

Summarized Statement of Income Analysis

Year/04 x Year/05 – R$ million

	Statement of Income		Adjustments	Adjusted Statement		Variation
			(1)	of Income

	2004	2005	2005	2004	2005	Amount	%

Net Interest Income (2)	13,231	17,281	(733)	13,231	16,548	3,317	25.1
Allowance for Doubtful Accounts – PDD (3)	(2,042)	(2,507)	–	(2,042)	(2,507)	(465)	22.8
Intermediation Gross Income	11,189	14,774	(733)	11,189	14,041	2,852	25.5
Insurance Operating Income (4)	(60)	294	327	(60)	621	681	–
Fee Income (5)	5,824	7,349	–	5,824	7,349	1,525	26.2
Personnel Expenses (6)	(4,969)	(5,312)	–	(4,969)	(5,312)	(343)	6.9
Other Administrative Expenses (6)	(4,937)	(5,142)	–	(4,937)	(5,142)	(205)	4.2
Tax Expenses (6)	(1,464)	(1,878)	51	(1,464)	(1,827)	(363)	24.8
Other Operating Income/Expenses	(1,465)	(2,232)	–	(1,465)	(2,232)	(767)	52.4
Operating Income	4,118	7,853	(355)	4,118	7,498	3,380	82.1
Non-Operating Income	(491)	(106)	–	(491)	(106)	385	(78.4)
Income Tax, Social Contribution and
Minority Interest	(567)	(2,233)	355	(567)	(1,878)	(1,311)	231.2
Net Income	3,060	5,514	–	3,060	5,514	2,454	80.2

In the year ended on December 31, 2005, Bradesco’s net income reached R$ 5,514 million, accounting for an 80.2% growth in relation to net income of the previous year. Bradesco’s stockholders’ equity amounted to R$ 19,409 million as of December 31, 2005, equivalent to a 27.6% increase compared to the balance as of December 31, 2004. Consequently, the annualized return on stockholders’ equity (ROE) reached 28.4% . Total consolidated assets reached R$ 208,683 million at the end of 2005, a 12.8% growth in relation to the balance of same date of previous year. The annualized return on total assets (ROA), in the year of 2005, was 2.6% . Earnings per share reached R$ 5.63.

(1) Adjustments

The effects outlined below were annulled between items in the year of 2005:

(i) partial income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the fiscal effect (IR/CS and PIS/COFINS) of such hedge strategy of R$ 406 million; and

(ii) extraordinary provision in the amount of R$ 324 million was recorded in the Individual Health portfolio, to bring to the same level the premiums for insurance holders over 60 years of age whose health insurance plans are prior to the Law 9,656/98 and for benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”), which was offset by a positive result verified in the partial sale of our stake in Belgo-Mineira, R$ 327 million.

Excluding these adjustments, the main items, which influenced the net income in the year of 2005 are outlined below:

(2) Net Interest Income – R$ 3,317 million

Such growth is basically due to “interest” component, caused by an increment in the business volume, pointing out a 56.8% increase in the volume of loan operations for individuals in 2005, mainly concerned with consumer sales and personal loan financing, the spread of which is higher when compared to the corporate portfolio.

(3) Allowance for Doubtful Accounts – R$ 465 million

The variation is mostly due to a 29.2% increase in the volume of loan operations in 2005, pointing out the individual client operations, under the type “personal loan”, climbing 107.8%, which in view of its specific characteristic, requires a higher volume of provision.

(4) Income from Insurance, Private Pension Plan and Savings Bonds Operations – R$ 681 million

The hike is basically due to: (i) an increase in the business volume, reflected in the customer base growth in 2005; and (ii) extraordinary provision recorded in 2004, in view of the improvement in the calculation of IBNR provision.

(5) Fee Income – R$ 1,525 million

The increase in 2005 is mainly due to a higher average volume of operations, combined with an increased customer base, and improvement in the partnership index (cross-selling), as a result of the segmentation process.

(6) Personnel, Administrative and Tax Expenses – R$ 911 million

Out of such amount, R$ 363 million of tax expenses basically derive from increased PIS/COFINS expenses, in view of higher taxable income in 2005; R$ 343 million of personnel expenses basically due to increase in salary levels resulting from the collective bargaining agreement of 2004 and 2005; R$ 205 million of other administrative expenses basically referring to effects on increased volume of business, as well as expenditures in the improvement and optimization of the technological platform (IT).

Summarized Statement of Income Analysis

3Q05 x 4Q05 – R$ million

	Statement of		Adjustments		Adjusted Statement		Variation
	Income		(1)		of Income

	3Q05	4Q05	3Q05	4Q05	3Q05	4Q05	Amount	%

Net Interest Income (2)	4,498	4,429	(161)	174	4,337	4,603	266	6.1
Allowance for Doubtful
Accounts – PDD (3)	(540)	(770)	–	–	(540)	(770)	(230)	42.6
Intermediation Gross Income	3,958	3,659	(161)	174	3,797	3,833	36	0.9
Insurance Operating Income (4)	147	263	–	–	147	263	116	78.9
Fee Income (5)	1,918	2,010	–	–	1,918	2,010	92	4.8
Personnel Expenses (6)	(1,483)	(1,361)	–	–	(1,483)	(1,361)	122	(8.2)
Other Administrative Expenses (6)	(1,271)	(1,439)	–	–	(1,271)	(1,439)	(168)	13.2
Tax Expenses (6)	(475)	(501)	20	(22)	(455)	(523)	(68)	14.9
Other Operating Income/Expenses	(544)	(757)	–	–	(544)	(757)	(213)	39.2
Operating Income	2,250	1,874	(141)	152	2,109	2,026	(83)	(3.9)
Non-Operating Income	(10)	(69)	–	–	(10)	(69)	(59)	590.0
Income Tax, Social Contribution and
Minority Interest	(810)	(342)	141	(152)	(669)	(494)	176	(26.2)
Net Income	1,430	1,463	–	–	1,430	1,463	33	2.3

In 4Q05, Bradesco’s net income reached R$ 1,463 million, which corresponds to a 2.3% growth when compared to 3Q05. Bradesco’s stockholders’ equity amounted to R$ 19,409 million on December 31, 2005, corresponding to a 6.3% increase in relation to the balance as of September 30, 2005. Consequently, the annualized return on stockholders’ equity (ROE) reached 33.7% . Total consolidated assets reached R$ 208,683 million at the end of December 2005, recording a 3.4% growth in the quarter. The annualized return on total assets (ROA), was 2.8% in 4Q05. Earnings per share reached R$ 1.49.

(1) Adjustments

The partial income from derivatives used for hedge effects of investments abroad, which in terms of net income, simply annuls the fiscal effect (IR/CS and PIS/COFINS) of such hedge strategy was R$ (174) million and R$ 161 million in 4Q05 and 3Q05, respectively. Excluding these adjustments, main items, which influenced the net income in 4Q05 are outlined below:

(2) Net Interest Income – R$ 266 million

Such growth is basically due to “interest” component, motivated by business volume expansion in the period, also pointing out an 8.6% increase in the volume of loan operations for individuals, mainly concerned with consumer financing and personal loan, and a 7.3% hike in the volume of loan operations for legal entities, focused on companies’ working capital financing.

(3) Allowance for Doubtful Accounts – R$ 230 million

During 3Q05, a reversal of the provision at the amount of R$ 166 million occurred referring to the operations granted to a large utilities concessionaire. Besides, we registered R$ 6 million in 3Q05 and R$ 62 million in 4Q05 of surplus provisions. Excluding such effects, the expense would be R$ 700 in 3Q05 and R$ 708 in 4Q05, recording a growth of R$ 8 million or 1.1%, a percentage well below the performance of our loan portfolio, which climbed 7.8% over the past three months.

(4) Income from Insurance, Private Pension Plan and Savings Bonds Operations – R$ 116 million

The increase is basically due to the growth in the sale of "VGBL" and "PGBL" products, mitigated by higher volume of redemptions for the "VGBL" product in the quarter.

(5) Fee Income – R$ 92 million

Such increase is mostly due to an expansion in the average volume of operations in the quarter, pointing out revenues from checking accounts, loan operations and cards.

(6) Personnel, Administrative and Tax Expenses – R$ 114 million

Such variation is mostly due to: (i) higher administrative expenses – advertising, referring to the intensification of “Bradesco Completo” and “Finasa” ads in the quarter; (ii) higher CPMF tax expenses, in view of application of funds raised via the issuance of debentures by Bradesco Leasing; mitigated by: (iii) lower personnel expenses, due to the effect of bonus – lump-sum payment in September/05.

Highlights

Earnings

	R$ million

	Years			2005

	2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %

Net Interest Income	13,231	17,281	30.6	4,498	4,429	(1.5)
Allowance for Doubtful Accounts	2,042	2,507	22.8	540	770	42.6
Fee Income	5,824	7,349	26.2	1,918	2,010	4.8
Insurance, Private Pension Plans and Savings Bonds
Retained Premiums	13,284	13,647	2.7	3,546	4,304	21.4
Personnel Expenses	4,969	5,312	6.9	1,483	1,361	(8.2)
Other Administrative Expenses	4,937	5,142	4.2	1,271	1,439	13.2
Operating Income	4,118	7,853	90.7	2,250	1,874	(16.7)
Net Income	3,060	5,514	80.2	1,430	1,463	2.3

Balance Sheet

	R$ million

	December			2005

	2004	2005	Variation %	September	December	Variation %

Total Assets	184,926	208,683	12.8	201,913	208,683	3.4
Marketable Securities	62,422	64,451	3.3	64,248	64,451	0.3
Loan Operations	62,788	81,130	29.2	75,244	81,130	7.8
Permanent Assets	4,888	4,358	(10.8)	4,530	4,358	(3.8)
Total Deposits	68,643	75,406	9.9	71,095	75,406	6.1
Borrowings and Onlendings	15,960	16,563	3.8	15,241	16,563	8.7
Technical Provisions	33,669	40,863	21.4	38,235	40,863	6.9
Stockholders’ Equity	15,215	19,409	27.6	18,262	19,409	6.3

Change in Number of Outstanding Stocks

	Common stock	Preferred stock	Total

Number of Outstanding Stocks on December 31, 2004	238,351,329	236,081,796	474,433,125
Capital Increase Through Subscription	8,791,857	8,708,143	17,500,000
Capital Increase Through Stock Merger	182,504	180,767	363,271
Stocks Acquired and Cancelled	(2,368,538)	(1,287)	(2,369,825)
Stocks Acquired and not Cancelled	(464,300)	–	(464,300)
100% Stocks bonus as of 11.22.2005	244,957,152	244,969,419	489,926,571
Number of Outstanding Stocks on December 31, 2005	489,450,004	489,938,838	979,388,842

Stock Performance

	R$

	Years			2005

	2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %

Net Income per Stock (*)	3.22	5.63	74.8	1.46	1.49	2.1
Dividends/JCP per Stock – ON (Net of Income Tax) (*)	1.131	1.605	41.9	0.506	0.335	(33.8)
Dividends/JCP Per Stock – PN (Net of Income Tax) (*)	1.244	1.766	41.9	0.556	0.368	(33.8)
Book Value per Stock (ON and PN) (*)	16.03	19.82	23.6	18.63	19.82	6.4
Last Business Day Average Price – ON	27.82	64.02	130.2	50.94	64.02	25.7
Last Business Day Average Price - PN	32.44	68.19	110.2	54.36	68.19	25.4
Market Value (R$ million) (**)	28,576	64,744	126.6	51,620	64,744	25.4
(*)	For the purposes of comparison, the amounts were adjusted by 100% due to stocks bonus occurred as of 11.22.2005
(**)	Number of stocks (disregarding the treasury stocks) x average quotation of the last day of the period.

Highlights

Cash Generation

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Net Income	752	1,058	3,060	1,430	1,463	5,514
Equity in the Earnings of Affiliated Companies	4	(45)	(163)	(64)	(7)	(76)
Allowance for Doubtful Accounts	478	489	2,042	540	770	2,507
Allowance/Reversal for Mark-to-Market	5	(2)	(1)	3	8	(19)
Depreciation and Amortization	118	120	480	109	134	469
Goodwill Amortization	188	212	713	86	182	453
Others	31	(6)	33	34	3	110
Total	1,576	1,826	6,164	2,138	2,553	8,958

Added Value

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Added Value (A+B+C)	2,678	3,074	10,047	4,195	3,662	14,928
A – Gross Income from Financial Intermediation	2,825	3,027	11,189	3,958	3,659	14,774
B – Fee Income	1,455	1,675	5,824	1,918	2,010	7,349
C – Other Operating Income/Expenses	(1,602)	(1,628)	(6,966)	(1,681)	(2,007)	(7,195)
Distribution of Added Value (D+E+F+G)	2,678	3,074	10,047	4,195	3,662	14,928
D – Employees	1,046	1,043	4,045	1,247	1,118	4,358
E – Government	880	973	2,942	1,518	1,081	5,056
F – JCP/Dividends to Stockholders (paid and provisioned)	333	340	1,325	612	344	1,881
G – Reinvestment of Profits	419	718	1,735	818	1,119	3,633
Distribution of Added Value – percentage	100.0	100.0	100.0	100.0	100.0	100.0

Employees	39.1	33.9	40.2	29.7	30.5	29.2
Government Remuneration	32.9	31.6	29.3	36.2	29.5	33.9
JCP/Dividends to Stockholders
(paid and provisioned)	12.4	11.1	13.2	14.6	9.4	12.6
Profit Reinvestments	15.6	23.4	17.3	19.5	30.6	24.3

Fixed Assets to Stockholders’ Equity Ratio – Calculation Statement

	R$ million

	2004		2005

	September	December	September	December

Stockholders’ Equity + Minority Stockholders	14,752	15,285	18,316	19,467
Subordinated Debts	5,771	5,663	6,077	6,290
Tax Credits	(132)	(41)	(82)	(99)

Exchange Membership Certificates	(68)	(71)	(66)	(69)
Reference Equity (A) (*)	20,323	20,836	24,245	25,589
Fixed	7,100	7,183	7,576	7,817
Fixed Assets and Leasing	(2,019)	(2,169)	(2,960)	(3,370)
Unrealized Leasing Losses	(76)	(87)	(96)	(99)
Exchange Membership Certificates	(68)	(71)	(66)	(69)
Total Fixed Assets (B) (*)	4,937	4,856	4,454	4,279
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	24.3	23.3	18.4	16.7
Excess	5,225	5,562	7,669	8,516

(*) For the calculation of fixed assets to stockholders’ equity ratio, the exchange membership certificates are excluded from the reference equity and fixed assets, as per BACEN’s resolution 2283.

Highlights

Performance Ratios (annualized) – in percentage

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Return on Stockholders’ Equity (Total)	22.1	30.9	20.1	35.2	33.7	28.4
Return on Stockholders’ Equity (Average)	23.3	31.7	22.0	36.5	35.3	32.1
Return on Total Assets (Total)	1.7	2.3	1.7	2.9	2.8	2.6
Stockholders’ Equity to Total Assets	8.2	8.2	8.2	9.0	9.3	9.3
Capital Adequacy Ratio (Basel) – Financial Consolidated	19.9	18.8	18.8	17.7	17.3	17.3
Capital Adequacy Ratio (Basel) – Total Consolidated	17.0	16.1	16.1	15.5	15.2	15.2
Fixed Assets to Stockholders' Equity Ratio – Financial Consolidated	42.9	38.0	38.0	42.8	45.3	45.3
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	24.3	23.3	23.3	18.4	16.7	16.7
Expanded Combined Ratio	93.7	92.8	98.3	86.9	91.8	89.8
Efficiency Ratio (12 months accumulated)	58.3	55.5	55.5	45.7	44.8	44.8

Market Share – Consolidated – in percentage

	2004		2005

	September	December	September	December

Banks – Source: BACEN
Assets under Management	14.7	15.0	15.2	15.2
Time Deposit	10.7	10.8	10.0	N/D

Savings Deposit	15.2	15.6	15.3	N/D
Demand Deposit	17.4	17.5	17.5	N/D
Fee Income	12.8	13.2	13.0	N/D
CPMF	19.9	20.0	20.0	20.0
Loan Operations	12.6	12.6	13.3	13.3
Number of Branches	17.7	17.4	16.6	16.5

Insurance, Private Pension Plans and Savings Bonds – Source: SUSEP
Insurance, Private Pension Plans and Savings Bonds Premiums	25.1	25.6	25.0	25.6
Insurance Premiums (1)	25.4	26.3	25.3	26.1
Revenues from Pension Plans Contributions (2)	26.4	25.3	27.2	26.7
Revenues from Savings Bonds	21.4	20.6	20.3	20.5
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	39.1	38.8	38.0	37.9

Leasing – Source: ABEL
Active Operations	12.1	12.0	11.4	11.5

Banco Finasa – Source: BACEN
Finabens (Portfolio)	6.1	5.7	21.8	21.7
Auto (Portfolio)	18.5	19.5	22.5	22.9

Consortium Purchase Plans – Source: BACEN
Real Properties	16.9	17.5	21.4	24.1
Auto	8.1	12.9	15.2	16.2

International Area – Source: BACEN
Export Market	20.9	21.0	20.8	20.8
Import Market	12.9	13.1	14.7	14.5

(1) Includes VGBL
(2) Excludes VGBL
NA – Information not available by BACEN

Other Information

	2005			December

	September	December	Variation %	2004	2005	Variation %

Assets under Management – R$ million	295,492	309,048	4.6	265,383	309,048	16.5
Number of Employees	73,556	73,881	0.4	73,644	73,881	0.3
Number of Branches	2,916	2,921	0.2	3,004	2,921	(2.8)
Checking Account Holders – million	16.5	16.5	–	15.7	16.5	5.1
Debit and Credit Card Base – million (*)	50.9	47.6	(6.5)	46.4	47.6	2.6

(*) In 4Q05, inactive Electron cards were excluded.

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December

	2001	2002	2003	2004	2005

Common	438,360	431,606	479,018	476,703	489,450
Preferred	425,968	425,122	472,164	472,163	489,939
Subtotal – Outstanding Stocks	864,328	856,728	951,182	948,866	979,389
Treasury Stocks	2,934	5,878	344	–	464
Total	867,262	862,606	951,526	948,866	979,853

(*)	For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On December 31, 2005, Bradesco’s capital stock was R$ 13.0 billion, composed of 979,853,142 stocks, of which 489,914,304 are common and 489,938,838 are preferred, nonpar and book-entry stocks. The largest stockholder is the holding company, Cidade de Deus Participações, which directly holds 48.43% of our voting capital and 24.31% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is basically owned by Fundação Bradesco and Elo Participações. Elo Participações has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 122).

Quantity of Stockholders – Resident in the Country and Abroad

	December

	2001	2002	2003	2004	2005

Individual	2,170,158	2,153,800	2,158,808	1,254,044	1,244,572
Corporate	181,007	179,609	180,559	116,894	116,225
Subtotal Residents in the Country	2,351,165	2,333,409	2,339,367	1,370,938	1,360,797
Residents Abroad	565	373	465	3,780	3,701
Total	2,351,730	2,333,782	2,339,832	1,374,718	1,364,498

On December 31, 2005, we observe that 1,360,797 stockholders were domiciled in Brazil, accounting for 99.7% of total stockholders’ base and holding 71.33% of the Bradesco’s outstanding stocks. The number of stockholders living abroad was 3,701, representing 0.3% of total stockholders’ base and holding 28.67% of Bradesco’s outstanding stocks.

Market Value – R$ million

N.B.: The market value disregards the treasury stocks (average quotation for the last day of the year).

Bradesco’s Stocks

Market Value/Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its book value.
Formula used: quantity of common and preferred stocks multiplied by its respective average price of the last business day of the period. The amount is divided by book value of the period.

Dividend Yield – in percentage

Dividend Yield: is the ratio of the stock price and the net dividend distributed to stockholders over the past 12 months, indicating the investors’ return related to profit sharing.
Formula used: amount received by stockholder as dividend and/or interest on own capital (net of withholding tax) over the past 12 months, which is divided by preferred stock closing price of the last business day of the period.

Bradesco’s Stocks

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital (net of withholding tax).
Formula used: amount received by stockholders as dividends and/or interest on own capital (net of withholding tax), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa

Source: Economática

Bradesco’s Stocks

Earnings per Share – R$ (*)

(*)	For comparison purposes, 100% stock bonus occurred in 2005, which was applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

Bradesco PN (BBDC4) x Ibovespa – Appreciation Index (in percentage)

Source: Economatica

Stock Performance

Bradesco’s preferred stocks had a 110.8% appreciation in the year of 2005 (117.5% adjusted by dividends), if we consider the closing price of the last business day of the period, while Ibovespa appreciated 27.7% .

We believe that Bradesco’s good performance in the year of 2005 was mainly influenced by the market perception that a new level of profitability attained by the Bank as from the 4th quarter of 2004 became sustainable in view of a robust positioning in various market segments, as well as the results and our focus on cost control.

A good performance of loan market for individuals and delinquency under control created an especially favorable environment to our operations, which combined with strategic agreements and partnerships entered into over the past quarters in the consumer loan segment favored our performance, leading our return on equity to the levels currently verified.

Comparative Statement of Income

	R$ million

	Years			2005

	2004	2005	Variation %	3Q05	4Q05	Variation %

Revenues from Financial Intermediation	26,203	33,700	28.6	8,533	9,939	16.5
Loan Operations	12,731	16,704	31.2	4,296	5,220	21.5
Leasing Operations	301	444	47.5	134	128	(4.5)
Marketable Securities Transactions	4,921	5,552	12.8	1,357	2,237	64.8
Financial Income on Insurance, Private Pension Plans
and Savings Bonds	5,143	6,498	26.3	1,516	1,749	15.4
Derivative Financial Instruments	1,239	2,389	92.8	748	(56)	–
Foreign Exchange Transactions	691	618	(10.6)	90	297	230.0
Compulsory Deposits	1,177	1,495	27.0	392	364	(7.1)
Expenses From Financial Intermediation
(not including PDD)	12,972	16,419	26.6	4,035	5,510	36.6
Funds Obtained in the Open Market	8,486	11,285	33.0	2,898	3,713	28.1
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Savings Bonds	3,216	3,765	17.1	873	1,051	20.4
Borrowings and Onlendings	1,253	1,360	8.5	263	744	182.9
Leasing Operations	17	9	(47.1)	1	2	100.0
Net Interest Income	13,231	17,281	30.6	4,498	4,429	(1.5)
Allowance for Doubtful Accounts	(2,042)	(2,507)	22.8	(540)	(770)	42.6
Gross Income from Financial Intermediation	11,189	14,774	32.0	3,958	3,659	(7.6)
Other Operating Income (Expense)	(7,071)	(6,921)	(2.1)	(1,708)	(1,785)	4.5
Fee Income	5,824	7,349	26.2	1,918	2,010	4.8
Operating Income from Insurance, Private
Pension Plans and Savings Bonds	(60)	294	–	147	263	78.9
(+) Net Premiums Written	15,389	16,825	9.3	4,314	5,084	17.8
(-) Reinsurance Premiums and Redeemed Premiums	(2,105)	(3,178)	51.0	(768)	(780)	1.6
(=) Retained Premiums from Insurance,
Private Pension Plans and Savings Bonds	13,284	13,647	2.7	3,546	4,304	21.4
Retained Premiums from Insurance	6,433	7,394	14.9	1,883	1,901	1.0
Private Pension Plans Contributions	5,493	4,833	(12.0)	1,270	2,017	58.8
Income on Savings Bonds	1,358	1,420	4.6	393	386	(1.8)
Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(3,964)	(2,756)	(30.5)	(739)	(1,319)	78.5
Variation in Technical Provisions for Insurance	(288)	(652)	126.4	(64)	(72)	12.5
Variation in Technical Provisions for Private
Pension Plans	(3,640)	(2,105)	(42.2)	(659)	(1,257)	90.7
Variation in Technical Provisions for Savings Bonds	(36)	1	–	(16)	10	–
Retained Claims	(5,159)	(5,825)	12.9	(1,463)	(1,533)	4.8
Savings Bonds Draws and Redemptions	(1,223)	(1,229)	0.5	(337)	(332)	(1.5)
Insurance and Private Pension Plans, Savings
Bonds Selling Expenses	(867)	(961)	10.8	(244)	(264)	8.2
Insurance Products Selling Expenses	(709)	(774)	9.2	(200)	(204)	2.0
Private Pension Plans Selling Expenses	(153)	(169)	10.5	(39)	(54)	38.5
Savings Bonds Selling Expenses	(5)	(18)	260.0	(5)	(6)	20.0
Expenses with Private Pension Plans Benefits and
Redemptions	(2,131)	(2,582)	21.2	(616)	(593)	(3.7)
Personnel Expenses	(4,969)	(5,312)	6.9	(1,483)	(1,361)	(8.2)
Other Administrative Expenses	(4,937)	(5,142)	4.2	(1,271)	(1,439)	13.2
Tax Expenses	(1,464)	(1,878)	28.3	(475)	(501)	5.5
Equity in the Earnings of Affiliated Companies	163	76	(53.4)	64	7	(89.1)
Other Operating Income	1,198	1,097	(8.4)	238	300	26.1
Other Operating Expenses	(2,826)	(3,405)	20.5	(846)	(1,064)	25.8
Operating Income	4,118	7,853	90.7	2,250	1,874	(16.7)
Non-Operating Income	(491)	(106)	(78.4)	(10)	(69)	590.0
Income before Taxes and Profit Sharing	3,627	7,747	113.6	2,240	1,805	(19.4)
Income Tax and Social Contribution	(554)	(2,224)	301.4	(807)	(337)	(58.2)
Minority Interest in Subsidiaries	(13)	(9)	(30.8)	(3)	(5)	66.7
Net Income	3,060	5,514	80.2	1,430	1,463	2.3
Annualized Return on Stockholders’ Equity (%)	20.1	28.4		35.2	33.7

Analysis of the Statement of Income – R$ million

Income from Loan and Leasing Operations

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
13,015	17,139	31.7	4,429	5,346	20.7

Income was up basically as a result of: (i) the increase in the volume of the loan portfolio, which totaled R$ 81,130 in December/05 against R$ 62,788 in December/04, i.e., a 29.2% increase, particularly in the individual client portfolio, up by 56.8%, which shows higher profitability than corporate portfolio, pointing out Auto and Personal Loan products, while the corporate portfolio climbed 15.2%, pointing out Working Capital and BNDES Onlending; (ii) increase in average interest rates, observing the 19.0% CDI variation in 2005, against 16.2% in 2004, which was partially offset by: (iii) exchange loss variation of 11.8% in the period/05, against an exchange loss variation of 8.1% in the period/04, affecting foreign currency indexed and/or denominated operations, which comprise 8.9% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts ).

Increased revenues were mainly due to: (i) a 7.8% increase in loan portfolio volume, reaching the amount of R$ 81,130 in December/05, against R$ 75,244 in September/05, pointing out the individual client portfolio, with an 8.6% growth, which shows higher profitability than corporate portfolio, pointing out Auto and Personal Loan, while the corporate portfolio climbed 7.3%, pointing out Working Capital and BNDES Onlending; (ii) exchange gain variation of 5.3% in 4Q05, against exchange loss variation of 5.5% in 3Q05, affecting our foreign currency indexed and/or denominated operations, comprising 8.9% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Contracts), which was partially mitigated: (iii) by a drop in average interest rates, observing the 4.3% CDI variation in 4Q05 against 4.7% in 3Q05.

Income from Marketable Securities (TVM) and Derivative Financial Instruments

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
6,160	7,941	28.9	2,105	2,181	3.6

The variation in income is basically due to: (i) higher non-interest income gains of R$ 731, which includes R$ 406 represented by a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the period; (ii) higher average interest rates, observing the 19.0% CDI variation in the period/05, compared to 16.2% in the period/04; which was offset by: (iii) exchange loss variation of 11.8% in the period/05, against an exchange loss variation of 8.1% in the period/04, impacting on the foreign currency indexed and/or denominated operations, comprising 12.2% of the portfolio.

The increase in income is mainly due to: (i) exchange gain variation of 5.3% in 4Q05, against exchange loss variation of 5.5% in 3Q05, impacting on foreign currency indexed and/or denominated operations, comprising 12.2% of the portfolio; offset by: (ii) lower average interest rates, observing the 4.3% CDI variation in 4Q05, compared to 4.7% in 3Q05; (iii) lower non-interest income gains of R$ 329, composed of basically partial reduction in income from derivatives used for hedge effects of investments abroad, which, in terms of net income simply annuls the tax effect of such hedge strategy in the quarter.

Analysis of the Statement of Income – R$ million

Financial Income on Insurance, Private Pension Plans and Savings Bonds

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
5,143	6,498	26.3	1,516	1,749	15.4

The growth in the period was basically due to: (i) an increase in the volume of the securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; (ii) higher average interest rates in line with the CDI variation of 19.0% in the period/05, as compared to 16.2% in the period/04; (iii) higher non-interest income of R$ 563 in the period/05 against R$ 179 in the period/04, as a result of increased TVM gains, in which we point out a positive result of R$ 327 recorded with the partial sale of our stake in Belgo-Mineira’s capital stock in the period/05, partially mitigated: (iv) by lower variation in the IGP-M index of 1.2% in the period/05 against 12.4% in the period/04.

The variation for the quarter was substantially due to: (i) an increase in the volume of marketable securities portfolio, mainly comprising federal government bonds, which are linked to technical provisions, especially PGBL and VGBL products; (ii) IGP-M exchange gain variation, 1.0% in 4Q05, against an exchange loss variation of 1.5% in 3Q05; partially mitigated: (iii) by a drop in average interest rates, observing CDI variation of 4.3% in 4Q05, against 4.7% in 3Q05; and (iv) by lower non-interest income, R$ 38 in 4Q05, against R$ 50 in 3Q05, arising from lower TVM gains.

Foreign Exchange Transactions

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
691	618	(10.6)	90	297	230.0

This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 13a. After the deductions, the result would be of R$ 222 in the period/04 and of R$ 244 in the period/05, mostly influenced by an increase in the average volume of foreign exchange portfolio in 2005.

This item should be analyzed deducted from expenses with foreign funding, used for import/export operations financing, in accordance with Note 13a. After such deductions, the result would be of R$ 59 in 3Q05 and of R$ 74 in 4Q05, mostly due to an increase in the average volume of foreign exchange portfolio in the quarter.

Analysis of the Statement of Income – R$ million

Compulsory Deposits

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,177	1,495	27.0	392	364	(7.1)

The increase is basically due to increased: (i) average volume of deposits in the period; (ii) SELIC rate, used to remunerate the additional compulsory deposit, from 16.2% in the period/04 to 19.0% in the period/05; and (iii) Reference Rate – TR, which composes the remuneration of compulsory deposits over savings deposits, from 1.8% in the period/04 to 2.8% in the period/05.

The variation is basically due to: (i) reduction in SELIC rate from 4.7% in 3Q05 to 4.3% in 4Q05, used to remunerate the additional compulsory deposit; (ii) reduction in Reference Rate – TR from 0.9% in 3Q05 to 0.6% in 4Q05, which composes the remuneration of compulsory deposit over savings deposits; which was offset: (iii) by higher average volume of deposits in the quarter.

Funding Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
8,486	11,285	33.0	2,898	3,713	28.1

The variation is mostly due to: (i) higher average interest rates, observing the CDI variation of 19.0% in the period/05, against 16.2% in the period/04, mainly affecting the time deposits expenses and purchase and sale commitments of R$ 1,701 and R$ 824, respectively; (ii) increased Reference Rate – TR, from 1.8% in the period/04 to 2.8% in the period/05, affecting the savings deposits expenses R$ 374; (iii) increase in average balance of funding in the period; which was offset by: (iv) exchange loss variation of 11.8% in the period/05, against exchange loss variation of 8.1% in the period/04, impacting on foreign currency indexed and/or denominated funding R$ 378.

Increased expenses in the quarter mainly derive from: (i) exchange gain variation of 5.3% in 4Q05, against exchange loss variation of 5.5% in 3Q05, impacting on foreign currency indexed and/or denominated funding R$1,006; partially offset: (ii) by lower expenses related to time deposits R$ 141, due to a reduction in average interest rates, observing the 4.3% CDI variation in 4Q05, against 4.7% in 3Q05.

Analysis of the Statement of Income – R$ million

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
3,216	3,765	17.1	873	1,051	20.4

The increase is basically due to: (i) higher average balance of technical provisions, especially PGBL and VGBL products; (ii) higher average interest rates, observing the CDI variation of 19.0% in the period/05, against 16.2% in the period/04; and partially mitigated: (iii) by lower IGP-M variation of 1.2% in the period/05, against 12.4% in the period/04, one of the indexes which also remunerates the Technical Provisions.

The increase is basically due to: (i) IGP-M positive variation of 1.0% in 4Q05, against an IGP-M negative variation of 1.5% in 3Q05, one of the indexes which also remunerates the technical provisions; (ii) increase in the average balance of the technical provisions, especially VGBL and PGBL products; partially mitigated: (iii) by a drop in average interest rates, observing the CDI variation of 4.3% in 4Q05, against 4.7% in 3Q05.

Borrowings and Onlendings Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,253	1,360	8.5	263	744	182.9

The variation in expense is due to: (i) higher expenses with funds basically derived from BNDES/FINAME R$ 94 resulting from increase in interest rates in 2005; (ii) higher foreign currency funds expenses of R$ 13, due to increased volume, which was offset by: (iii) exchange loss variation of 11.8% in the period/05, against exchange loss variation of 8.1% in the period/04.

The increase in expense is basically due to: (i) exchange gain variation of 5.3% in 4Q05, against exchange loss variation of 5.5% in 3Q05, impacting on foreign currency indexed and/or denominated loans and onlendings operations, which account for 45.5% of the Loan and Onlendings Portfolio.

Analysis of the Statement of Income – R$ million

Net Interest Income

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
13,231	17,281	30.6	4,498	4,429	(1.5)

The variation in the period includes the income earned in the sale of our stake in Belgo-Mineira’s capital stock in 1H05 of R$ 327, as well as a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy in the period R$ 406. Excluding these amounts, the adjusted net interest income would be R$ 13,231 in the period/04 and R$ 16,548 in the period/05, i.e., R$ 3,317 composed of: (i) increase in interest income operations of R$ 2,968, mainly due to a growth in the business volume; and (ii) higher non-interest income of R$ 349, basically due to higher TVM and treasury gains.

The net interest income includes R$ 162 and R$ (174) in 3Q05 and 4Q05, respectively, referring to a portion of income from derivatives used for hedge effects of investments abroad, which in terms of net income simply annuls the tax effect of such hedge strategy. Excluding these amounts, the adjusted net interest income would be of R$ 4,336 in 3Q05 and R$ 4,603 in 4Q/05, i.e., a R$ 267 variation composed of: (i) increase in interest income operations of R$ 254, mainly due to the growth in the business volume; and (ii) an increase in non-interest income of R$ 13.

Allowance for Doubtful Accounts Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
2,042	2,507	22.8	540	770	42.6

The increased expense of R$ 465 is compatible with the performance of our loan portfolio, which evolved approximately 29.2% over the past 12 months, pointing out individual client portfolio with 56.8%. This shows a solid commitment of Bradesco in the concession, recovery and follow-up of loan portfolio, evidenced by means of quality of our AA-C ratings portfolio, comprising 92.3% and 93.2% in December/04 and December/05, respectively.

During 3Q05, provision at the amount of R$ 166 was written-off, referring to the operations granted to a large utilities concessionaire. We also recorded surplus provision of R$ 6 in 3Q05 and R$ 62 in 4Q05. Excluding such effects, the expense would be R$ 700 in 3Q05 and R$ 708 in 4Q05, a R$ 8 growth or 1.1%, percentage well below the performance of our loan portfolio, which climbed 7.8% over the past 3 months, pointing out the individual client portfolio at 8.6%.

Analysis of the Statement of Income – R$ million

Fee Income

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
5,824	7,349	26.2	1,918	2,010	4.8

The increase is mainly due to a hike in the average volume of operations, combined with an increase in the customer base, fee realignment and improvement in the partnership index (cross-selling), as a result of the segmentation process, pointing out: (i) loan operations R$ 455; (ii) checking account R$ 394; (iii) income on cards R$ 225; (iv) assets under management R$ 160; (v) collection R$ 89; and (vi) consortium management R$ 61.
The variation in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) checking accounts R$ 34; (ii) income on cards R$ 36; and (iii) loan operations R$ 14.

Retained Premiums from Insurance, Private Pension Plans and Savings Bonds

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
13,284	13,647	2.7	3,546	4,304	21.4

The variation is detailed in the charts below:			The increase is detailed in the charts below:

Analysis of the Statement of Income – R$ million

a) Retained Premiums from Insurance

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
6,433	7,394	14.9	1,883	1,901	1.0

The variation in the period is basically resulted from: (i) increase in Health insurance sales, substantially due to the corporate plan R$ 490; (ii) the Auto/RCF sales, due to the launching of profile recording and review of fee system R$ 342; and (iii) the Life insurance sales, mainly related to the launching of products for the lower income classes, pointing out the Vida Segura Bradesco (Bradesco Safe Life) R$ 97, with minimum price of R$ 9.62/month.
Retained premiums from insurance remained practically stable in 4Q05 when compared to 3Q05, with a slight increase in the Life insurance sales R$ 19.

b) Private Pension Plans Contributions

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
5,493	4,833	(12.0)	1,270	2,017	58.8

The variation in the period is due to: (i) increase in the amount of VGBL redemptions R$1,059, (ii) reduction in the sale of traditional products R$ 95; mitigated: (iii) by increased sale of VGBL and PGBL product R$ 476 and R$ 18, respectively. The effects were influenced by changes in tax laws, which also led to the transfer of VGBL redemptions that would occur in 4Q04 to be carried out in 1Q05. N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

The increase in 4Q05 occurs due to seasonality of the period in view of inflow of additional funds into the Brazilian economy (Christmas Bonus). The variation in the quarter is due to: (i) higher sales of VGBL and PGBL products, R$ 736 and R$ 184, respectively; mitigated: (ii) by higher volume of VGBL redemptions R$ 27; and (iii) by a reduction in sales of traditional products R$ 145. N.B.: according to SUSEP, the recording of VGBL redemptions reduces the retained contributions.

Analysis of the Statement of Income – R$ million

c) Income on Savings Bonds

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,358	1,420	4.6	393	386	(1.8)

The variation in 2005 is due to: (i) sale of Pé Quente Bradesco GP Ayrton Senna products (in partnership with Instituto Ayrton Senna) and Fundação SOS Mata Atlântica R$ 205; mitigated: (ii) by lower sale of other products R$ 143.
Income on savings bonds remained practically steady in 4Q05 when compared to 3Q05.

Variation in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(3,964)	(2,756)	(30.5)	(739)	(1,319)	78.5

The decrease is detailed in the charts below:			The increase is detailed in the charts below:

Analysis of the Statement of Income – R$ million

a) Variation in Technical Provisions for Insurance

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(288)	(652)	126.4	(64)	(72)	12.5

Variations in technical provisions for insurance are directly related to the sale of insurance in their respective effectiveness periods. The highest expenses occurred in Health R$ 161, Auto R$ 126 and Life R$ 25. In 2005, we extraordinarily provisioned the Individual Health portfolio, at the amount of R$ 324, to set out the leveling of premiums for insured above 60 years of age of plans prior to the Law 9,656/98 and benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”).

Variations in technical provisions for insurance are directly related to the sale of insurance in their respective effectiveness periods. The highest expenses occurred in the Health R$ 45, Auto R$ 17 and Life segments R$ 10.

b) Variation in Technical Provisions for Private Pension Plans

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(3,640)	(2,105)	(42.2)	(659)	(1,257)	90.7

The variation in technical provisions is directly related to sales, combined with benefits and redemptions. The variation is due to: (i) enhanced increase in redemptions of various private pension products; mitigated: (ii) by higher sales; and (iii) by the establishment of administrative expenses provisions. The variations in provisions by products were: R$ 493 for VGBL, R$ 285 for PGBL and R$ 757 for traditional products.

Variations in technical provisions are directly related to sales, combined with benefits and redemptions. In the quarter, there was an increase in the volume of sales and recording of administrative expenses provisions, influencing the variations in provisions of the item: (i) in VGBL products, R$ 844 and PGBL products R$ 199; and mitigated: (ii) by a reduction in traditional products R$ 444.

Analysis of the Statement of Income – R$ million

c) Variation in Technical Provisions for Savings Bonds

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(36)	1	–	(16)	10	–

The amounts in both periods basically refer to technical provisions for contingencies, due to a reduced need of such provision in 2005.	The amounts in both quarters basically refer to technical provisions for contingencies. In 4Q05, a partial reversal of such technical provision occurred.

Retained Claims

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(5,159)	(5,825)	12.9	(1,463)	(1,533)	4.8

The variation is mainly due to an increase in claims in the Health insurance line R$ 439 (net of IBNR extraordinary provision R$ 276, occurred in the period/04), Life insurance R$120 and Auto R$ 94, although the loss ratio has improved from 83.1% in the period/04 to 82.3% in the period/05.
The increase is mainly due to higher claims notified from Life insurance R$ 49 and Auto R$ 18 segments, increasing the loss ratio in 4Q05 to 84.9% when compared to 79.9% in 3Q05.

Analysis of the Statement of Income – R$ million

Savings Bonds Draws and Redemptions

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,223)	(1,229)	0.5	(337)	(332)	(1.5)

The redemptions are directly related to new sales. Revenues from savings bonds in 2005 had an increase of 4.6%, but with lower establishment of provision percentage, in view of profile of new products sold in 2005.
The redemptions are directly related to new sales. The variation is due to reduced revenues from savings bonds in 4Q05.

Insurance, Private Pension Plans and Savings Bonds Selling Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(867)	(961)	10.8	(244)	(264)	8.2

The variation is detailed in the charts below:			The increase is detailed in the charts below:

a) Insurance Products Selling Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(709)	(774)	9.2	(200)	(204)	2.0

The increase basically results from the growth in Auto insurance sales R$ 63, however, the sale/premium ratio improved in 2005, when compared to 2004 (11.6% against 12.3%).	The selling expenses remained practically steady in 4Q05 when compared to 3Q05.

Analysis of the Statement of Income – R$ million

b) Private Pension Plans Selling Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(153)	(169)	10.5	(39)	(54)	38.5

The variation is influenced by higher selling expenses of traditional products R$19.	The growth is influenced by higher selling expenses of traditional products R$ 10 and VGBL product R$ 5.

c) Savings Bonds Selling Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(5)	(18)	260.0	(5)	(6)	20.0

The variation derives from the onlending related to the use of SOS Mata Atlântica Foundation and Ayrton Senna Institute brands.	The increase derives from a higher onlending related to the use of SOS Mata Atlântica Foundation and Ayrton Senna Institute brands in 4Q05.

Analysis of the Statement of Income – R$ million

Private Pension Plans Benefits and Redemptions Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,131)	(2,582)	21.2	(616)	(593)	(3.7)

The increase of this item was due to an increase in the payment of private pension plans redemptions and also due to the characteristics of PGBL plans, allowing the participant to redeem at any time, observing the grace period, besides the change in withholding income tax for redemptions, which also led to the transfer of redemptions that would occur in 4Q04 to be carried out in 1Q05. In 2005: (i) there was higher volume of PGBL redemptions R$ 528; (ii) higher benefit concession R$ 74; offset by: (iii) lower volume of redemptions of traditional plans R$ 150.
The variation in the quarter is due to: (i) lower volume of redemptions of traditional plans R$15 and PGBL R$ 13; offset by: (ii) higher volume of benefits granted R$ 5.

Personnel Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(4,969)	(5,312)	7.2	(1,483)	(1,361)	(7.3)

The growth for 2005 was mainly due to: (i) payroll increase, as a result of the collective bargaining agreement of 8.5% in 2004, benefits and others R$ 306; (ii) effect of collective bargaining agreement of 6.0% in 2005 of R$ 87; (iii) higher employee profit sharing expenses R$105; (iv) the highest bonus lump-sum payment R$ 60; mitigated by: (v) lower labor claims provision expenses R$ 47; and (vi) decrease in personnel expenses as a result of the synergy in administrative activities, estimated at R$ 168.

The variation of this item in the quarter mostly derives from: (i) bonus – lump-sum payment of R$ 103 in September/05; (ii) lower expenses with “PLR” in 4Q05 R$ 16; (iii) lower expenses related to labor claims R$20 which was partially offset: (iv) by an increase in payroll, stemming from collective bargaining agreement of the category (6.0%)in September/05.

Analysis of the Statement of Income – R$ million

Other Administrative Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(4,937)	(5,142)	4.2	(1,271)	(1,439)	13.2

The increase in the year basically stems from higher expenses related to third-party services R$ 174, mainly due to increase in the business volume, as well as investments in the improvement and optimization of technological platform (IT).
The reduction of administrative expenses remained practically steady in 4Q05, except for a seasonal increase in advertising expenses R$ 124 in the quarter.

Tax Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(1,464)	(1,878)	28.3	(475)	(501)	5.5

This variation basically derives from: (i) PIS/COFINS increased expenses R$ 306, as a result of higher taxable income that includes income from derivatives used for hedge effect of investment abroad; (ii) ISS increased expenses R$ 44 as a result of a change in legislation; and (iii) CPMF increased expenses R$ 64 substantially due to the application of funds obtained via issuance of debentures by Bradesco Leasing, held in 2005.
The growth in the quarter mainly results from: (i) CPMF increased expenses R$ 30, mainly due to the application of funds obtained via issuance of debentures by Bradesco Leasing, held in 4Q05.

Analysis of the Statement of Income – R$ million

Equity in the Earnings of Affiliated Companies

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
163	76	(53.4)	64	7	(89.1)

The variation is basically due to lower results obtained in the affiliated companies in 2005, when compared to 2004, pointing out the following investments: IRB-Brasil Resseguros R$ 41; American BankNote R$ 7; CP Cimento e Participação R$ 16; Marlim Participações R$ 9 and Nova Marlim Participações R$ 7.

The reduction basically derives from lower results obtained in the affiliated companies in 4Q05, when compared to 3Q05, pointing out the following investments: IRB-Brasil Resseguros R$ 51; and American BankNote R$ 4.

Other Operating Income

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
1,198	1,097	(8.4)	238	300	26.1

The reduction is mainly due to: (i) lower income on sale of goods R$ 31 and (ii) lower reversal of operating provisions R$ 113; partially offset by: (iii) higher financial income R$ 100.	The increase mainly derives from: (i) recovery of charges and expenses R$ 29; (ii) higher income on the sale of goods R$ 16; and (iii) higher financial income R$ 15.

Analysis of the Statement of Income – R$ million

Other Operating Expenses

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(2,826)	(3,405)	20.5	(846)	(1,064)	25.8

The increase is mostly due to: (i) higher interest expenses R$ 207; (ii) increase in sundry losses (basically discounts granted in loan operations) R$ 172; (iii) goodwill amortization R$ 109; and (iv) increase in the cost of services rendered R$ 38.

The incease in the quarter basically derives from: (i) increase in goodwill amortization R$ 96; (ii) higher interest expenses R$ 57; (iii) recording of operational provisions R$ 61; and (iv) higher costs of services rendered R$ 24.

Operating Income

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
4,118	7,853	90.7	2,250	1,874	(16.7)

The increase derives from: (i) higher net interest income R$ 4,050; (ii) increased fee income R$ 1,525; (iii) increase in contribution of insurance, private pension plan and savings bonds operations R$ 354; partially offset by: (iv) higher allowance for doubtful accounts expenses R$ 465; (v) higher tax expenses R$ 414; (vi) increased personnel and administrative expenses R$ 548; (vii) reduced equity in the earnings of affiliated companies R$ 87; and (viii) increased operating expenses (net of income) R$ 680. For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The variation derives from: (i) lower net interest income R$ 69; (ii) higher allowance for doubtful accounts expenses R$ 230; (iii) increased administrative expenses R$ 168; (iv) increased operating expenses (net of income) R$ 156; (v) lower equity in the earnings of affiliated companies R$ 57; (vi) higher tax expenses R$ 26; offset by: (vii) decreased personnel expenses R$ 122; (viii) higher margin of contribution of insurance, private pension plans and savings bonds operations R$ 116; and (ix) higher fee income R$ 92. For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Analysis of the Statement of Income – R$ million

Non-Operating Income

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(491)	(106)	(78.4)	(10)	(69)	590.0

The reduction is mainly due to the extraordinary goodwill amortization occurred in 2004 R$ 370.	The variation in the quarter is substantially due to higher losses in the sale of assets and investments.

Income Tax and Social Contribution

	Years			2005

2004	2005	Variation %	3rd Qtr.	4th Qtr.	Variation %
(554)	(2,224)	301.4	(807)	(337)	(58.2)

The income tax and social contribution expenses include R$ 355 in 2005, referring to the taxation of partial income on hedge on investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 36.

The income tax and social contribution expenses include R$ 141 and R$ (152) in 3Q and 4Q05, respectively, referring to the partial income on derivatives used for hedge effect on investments abroad, as well as tax charge over earnings before taxes, adjusted by additions and exclusions, as per Note 36.

Comparative Balance Sheet

	R$ million

Assets	December			2005

	2004	2005	Variation %	September	December	Variation %

Current and Long-Term Assets	180,038	204,325	13.5	197,383	204,325	3.5
Funds Available	2,639	3,363	27.4	2,600	3,363	29.3
Interbank Investments	22,347	25,006	11.9	24,150	25,006	3.5
Marketable Securities and Derivative
Financial Instruments	62,422	64,451	3.3	64,248	64,451	0.3
Interbank and Interdepartmental
Accounts	16,235	17,095	5.3	16,458	17,095	3.9
Restricted Deposits:
Brazilian Central Bank	15,696	16,445	4.8	15,430	16,445	6.6
Other	539	650	20.6	1,028	650	(36.8)
Loan and Leasing Operations	53,447	70,740	32.4	65,492	70,740	8.0
Loan and Leasing Operations	57,440	75,546	31.5	69,984	75,546	7.9
Allowance for Doubtful Accounts	(3,993)	(4,806)	20.4	(4,492)	(4,806)	7.0
Other Receivables and Assets	22,948	23,670	3.1	24,435	23,670	(3.1)
Foreign Exchange Portfolio	7,337	6,937	(5.5)	8,140	6,937	(14.8)
Other Receivables and Assets	15,763	16,886	7.1	16,450	16,886	2.7
Allowance for Other Doubtful Accounts	(152)	(153)	0.7	(155)	(153)	(1.3)
Permanent Assets	4,888	4,358	(10.8)	4,530	4,358	(3.8)
Investments	1,101	985	(10.5)	1,038	985	(5.1)
Property, Plant and Equipment in Use
and Leased Assets	2,289	1,995	(12.8)	2,054	1,995	(2.9)
Deferred Charges	1,498	1,378	(8.0)	1,438	1,378	(4.2)
Deferred Charges	472	531	12.5	534	531	(0.6)
Goodwill on Acquisition of Subsidiaries,
Net of Amortization	1,026	847	(17.4)	904	847	(6.3)
Total	184,926	208,683	12.8	201,913	208,683	3.4

Liabilities
Current and Long-Term Liabilities	169,595	189,164	11.5	183,542	189,164	3.1
Deposits	68,643	75,406	9.9	71,095	75,406	6.1
Demand Deposits	15,298	15,956	4.3	14,774	15,956	8.0
Savings Deposits	24,783	26,201	5.7	24,791	26,201	5.7
Interbank Deposits	19	146	668.4	89	146	64.0
Time Deposits	28,459	32,837	15.4	31,262	32,837	5.0
Other Deposits	84	266	216.7	179	266	48.6
Funds Obtained in the Open Market	22,886	24,639	7.7	24,538	24,639	0.4
Funds from Issuance of Securities	5,057	6,204	22.7	6,161	6,204	0.7
Securities Issued Abroad	4,376	2,731	(37.6)	2,573	2,731	6.1
Other Funds	681	3,473	410.0	3,588	3,473	(3.2)
Interbank and Interdepartmental
Accounts	1,920	2,040	6.3	1,883	2,040	8.3
Borrowings and Onlendings	15,960	16,563	3.8	15,241	16,563	8.7
Borrowings	7,561	7,135	(5.6)	6,470	7,135	10.3
Onlendings	8,399	9,428	12.3	8,771	9,428	7.5
Derivative Financial Instruments	173	239	38.2	1,043	239	(77.1)
Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	33,669	40,863	21.4	38,235	40,863	6.9
Other Liabilities	21,287	23,210	9.0	25,346	23,210	(8.4)
Foreign Exchange Portfolio	3,011	2,207	(26.7)	4,042	2,207	(45.4)
Taxes and Social Security Contributions,
Social and Statutory Payables	5,395	6,296	16.7	6,647	6,296	(5.3)
Subordinated Debt	5,972	6,719	12.5	6,499	6,719	3.4
Sundry	6,909	7,988	15.6	8,158	7,988	(2.1)
Deferred Income	45	52	15.6	55	52	(5.5)
Minority Interest in Subsidiaries	71	58	(18.3)	54	58	7.4
Stockholders’ Equity	15,215	19,409	27.6	18,262	19,409	6.3
Total	184,926	208,683	12.8	201,913	208,683	3.4

Equity Analysis – R$ million

Available Funds

	December			2005

2004	2005	Variation %	September	December	Variation %
2,639	3,363	27.4	2,600	3,363	29.3

The increase in the period derived from: (i) increase in the volume of available funds in domestic currency R$ 987, offset by: (ii) decreased volume in foreign currency R$ 263.	The variation in the quarter is due to: (i) increase in the volume of available funds in domestic currency R$ 794; offset by: (ii) reduced volume in foreign currency R$ 31.

Interbank Investments

	December			2005

2004	2005	Variation %	September	December	Variation %
22,347	25,006	11.9	24,150	25,006	3.5

The growth in the period derives: (i) from an increase in open market investments, own portfolio position, R$ 6,631, partially offset by: (ii) reduced third-party portfolio position, R$ 2,682; and (iii) decrease in interbank deposits R$ 1,290.

The variation in the quarter is due to: (i) increased investments in the open market, own portfolio position, R$ 6,624; (ii) partially offset by: (iii) reduction in third-party portfolio position R$ 3,875; and (iii) decrease in interbank deposits R$ 1,893.

Equity Analysis – R$ million

Marketable Securities (TVM) and Derivative Financial Instruments

	December			2005

2004	2005	Variation %	September	December	Variation %
62,422	64,451	3.3	64,248	64,451	0.3

The increase in the period is mainly due to: (i) additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and savings bonds, as well as the issuance of perpetual subordinated debt of R$ 710; (ii) variation in average interest rates, observing the 19.0% CDI variation in 2005, partially mitigated by: (iii) exchange loss variation of 11.8% in 2005, impacting on foreign currency indexed and/or denominated securities, which comprise 12.2% of the portfolio; and (iv) the redemption/maturity of securities. The analysis (excluded from purchase and sale commitments) of portfolio profile, based on Management’s intent, does not reveal significant changes in its breakdown, from 61.9% to 72.2% of Trading Securities; from 29.6% to 20.4% of Securities Available for Sale; and from 8.5% to 7.4% of Securities Held to Maturity. In December/05, 48.6% of the total portfolio (excluded from purchase and sale co mmitments) was represented by Government Bonds, 23.8% by Private Securities and 27.6% by PGBL and VGBL fund quotas.

The variation in the quarter partially reflects: (i) additional funds arising from increased fundings, especially, the technical provisions; (ii) the exchange gain variation of 5.3% in 4Q05, which impacted on the foreign currency indexed and/or denominated securities, which compose 12.2% of the portfolio, partially mitigated: (iii) by redemptions/maturities of securities. The analysis (excluded from purchase and sale commitments) of portfolio profile, based on Management’s intent, reveals the following breakdown in the quarters: Trading Securities from 75.7% to 72.2%; Securities Available for Sale, from 16.7% to 20.4%; and Securities Held to Maturity, from 7.6% to 7.4%.

Interbank and Interdepartmental Accounts

	December			2005

2004	2005	Variation %	September	December	Variation %
16,235	17,095	5.3	16,458	17,095	3.9

The variation for the period basically reflects: (i) the increase in volume of compulsory demand deposits R$ 341, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$ 16,080 in 2004 to R$ 16,731 in 2005; and (ii) the increase in the balance of savings deposits R$ 391 referring to the increase in the balance of these deposits by 5.7% in 2005.

The growth in the quarter basically results from: (i) increase in the volume of compulsory demand deposits R$ 871, in view of higher average balance of these deposits, basis for payment in respective periods, from R$ 14,749 in September/05 to R$16,731 in December/05; which was mitigated: (ii) by reduction in the item “Checks and other instruments clearing services” R$ 605, in view of accounts balance at the end of the year.

Equity Analysis – R$ million

Loan and Leasing Operations

	December			2005

2004	2005	Variation %	September	December	Variation %
62,788	81,130	29.2	75,244	81,130	7.8

Growth for the period was mainly due to: (i) the individual client portfolio, a 56.8% growth, in particular in the Auto products, up by 47.2%, Personal Loan, up by 107.8%, reflecting the operating agreements recently executed with retailers, combined with an economy scenario of falling unemployment rates and upturn of real income. In the corporate portfolio, the growth rate was of 15.2%, as a result of the 24.8% increase in the small and medium-sized companies (SME) portfolio, coupled with a 7.3% increase in the portfolio of large companies (Large Corporate). In the corporate portfolio we point out the products Working Capital, up by 17.9% and BNDES Onlending up by 14.8%, following the economic activity level; partially offset by: (ii) exchange loss variation of 11.8% in 2005, affecting foreign currency indexed and/or denominated contracts, comprising 8.9% of the total portfolio. In December/05, the portfolio was distributed at 59.1% for corporate (of which 26.2% is directed to industry, public and private sectors, 14.9% to commercial, 16.3% to services, 1.4% to agribusiness and 0.3% to the financial intermediation) and 40.9% for individuals. In terms of concentration, the 100 largest borrowers accounted for 26.6% of the portfolio in December/04 and for 22.4% in December/05. Out of the Total Loan Portfolio under Normal Course in December/05, in the amount of R$ 75,519, 36.4% is falling due within up to 90 days. N.B.: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 12.

The growth of the quarter is mainly due to: (i) individual client portfolio, with an 8.6% growth, especially in the Auto products, with a 10.7% increase, and Personal Loan, with a 9.9% increase, reflecting the operating agreements recently executed with retailers, combined with an economy scenario of falling unemployment rates and upturn of income. The 7.3% growth recorded in the corporate portfolio results from an 8.5% hike in the portfolio of small and medium-sized companies (SME) and a 6.1% increase in the portfolio of large companies (Large Corporate). In the corporate portfolio, we point out BNDES Onlending with a 7.0% increase and Working Capital, up by 6.2%, as a result of economic activity level; and (ii) exchange gain variation of 5.3% in 4Q05, affecting foreign currency indexed and/or denominated contracts, which account for 8.9% of total portfolio. In terms of concentration, the 100 largest borrowers accounted for 22.9% of the portfolio in September/05 and 22.4 % in December/05. N.B.: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 12.

Equity Analysis – R$ million

Allowance for Doubtful Accounts (PDD)

	December			2005

2004	2005	Variation %	September	December	Variation %
(4,145)	(4,959)	19.6	(4,647)	(4,959)	6.7

The variation in the PDD balance for the period was mostly due to: (i) a 29.2% increase in the volume of loan operations, pointing out individual clients operations, with a 56.8% increase, which due to its specific feature, requires a higher volume of provisioning, mitigated: (ii) by the result of continuous improvement of loan portfolio quality. On a comparative basis, PDD ratio in relation to the loan portfolio decreased from 6.6% in December/04 to 6.1% in December/05. The provision coverage ratio in relation to the loan operation under abnormal course, respectively, rated between E and H, decreased from 201.0% in December/04 to 182.7% in December/05, and between D and H, reduced from 169.8% in December/04 to 150.1% in December/05. Despite the slight decrease, such ratios reflect the conservativeness adopted in the recording of provisions, in view of the loan portfolio quality, as a result of our safe, selective and consistent loan concession strategy, coupl ed with the current level of the Brazilian economic activity. In 2005, R$ 2,507 was recorded as PDD and R$ 1,693 was written-off. Additional PDD over minimum requirements increased from R$ 925 in December/04 to R$ 1,014 in December/05.

The increase in the PDD balance in the quarter basically reflects a 7.8% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 8.6% growth, which due to its specific features, demands a higher provisioning volume. The PDD ratio in relation to the loan portfolio decreased from 6.2% in September/05 to 6.1% in December/05. The provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 191.5% in September/05 to 182.7% in December/05, and those rated from D to H decreased from 159.6% in September/05 to 150.1% in December/05. Despite the slight decrease, such ratios reflect the conservativeness adopted in the recording of provisions, in view of the quality of loan portfolio, arising from safe, selective and consistent strategy of loan concession, coupled with the current level of the economic activity in the country. In the quarter, PDD was record ed in the amount of R$ 770 and R$ 458 was written-off. Additional PDD over minimum requirements increased from R$ 952 in September/05 to R$ 1,014 in December/05.

Other Receivables and Assets

	December			2005

2004	2005	Variation %	September	December	Variation %
22,548	23,256	3.1	24,060	23,256	(3.3)

The variation in the period is basically due to: (i) a R$ 1,100 increase in credit cards operations, not included in loan operations; (ii) increase in the item Trading and Intermediation of Amounts, R$ 767; and partially offset: (iii) by a decrease in tax credits R$ 881, basically composed of temporary provisions; and (iv) by decrease in foreign exchange portfolio R$ 400. N.B.: balances are deducted (net of corresponding PDD) of R$ 400 in December/04 and of R$ 414 in December/05, allocated to the Loan and Leasing Operations and Allowance for Doubtful Accounts items.

The reduction in the quarter is basically due to: (i) a R$ 1,203 decrease in the foreign exchange portfolio; and (ii) a R$ 1,108 reduction of tax credits, basically composed of temporary provisions; which was partially offset by: (iii) increase in credit cards operations R$ 642, not included in the loan operations; (iv) a R$ 449 increase in the item Negotiation and Intermediation of Amounts; and (v) increase in taxes and contributions to offset R$ 282. N.B.: balances are deducted (net of corresponding PDD) of R$ 375 in December/04 and of R$ 414 in December/05, allocated to the Loan and Leasing Operations and Allowance for Doubtful Accounts items.

Equity Analysis – R$ million

Permanent Assets

	December			2005

2004	2005	Variation %	September	December	Variation %
4,888	4,358	(10.8)	4,530	4,358	(3.8)

The variation in the year is mostly due to: (i) goodwill amortization in subsidiaries R$ 453; (ii) depreciation and amortization in the period R$ 469; (iii) sale of stake in the company CP Cimento R$ 62; partially offset by: (iv) the goodwill on the acquisition of Morada Serviços and Cia. Leader R$ 99; and (v) positive result from the equity in the earnings of affiliated companies verified in the period.

The reduction in the quarter was substantially due to: (i) goodwill amortization in subsidiaries R$ 182; (ii) depreciation and amortization in the quarter R$ 134; and partially offset: (iii): by the positive result from the equity in the earnings of affiliated companies verified in the quarter.

Deposits

	December			2005

2004	2005	Variation %	September	December	Variation %
68,643	75,406	9.9	71,095	75,406	6.1

The increase of the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

Equity Analysis – R$ million

a) Demand Deposits

	December			2005

2004	2005	Variation %	September	December	Variation %
15,298	15,956	4.3	14,774	15,956	8.0

Increase in the period is partially due to a 4.9% growth in customer base. The evolution of R$ 658 is composed of individuals R$ 170 and corporations R$ 488.	The variation in the quarter is due to funds stemming from individuals R$ 248 and corporations R$ 934. The increase is due to the seasonal effect of higher liquidity (M1) of economy in 4Q05.

b) Savings Deposits

	December			2005

2004	2005	Variation %	September	December	Variation %
24,783	26,201	5.7	24,791	26,201	5.7

The increase in the period is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 9.2%, in the period; and (ii) increase in the customer base; mitigated: (iii) by withdrawals occurred in the period.

The increase in the quarter is basically due to: (i) the remuneration of deposits (TR + 0.5% p.m.) reaching 2.2% in the quarter, combined with an increased volume resulting from the seasonality in the quarter.

Equity Analysis – R$ million

c) Time Deposits

	December			2005

2004	2005	Variation %	September	December	Variation %
28,459	32,837	15.4	31,262	32,837	5.0

The increase in the period is basically due to the remuneration of the period, mitigated by migration of funds to other funding forms by institutional investors, mainly by means of issuance of debentures.
The growth is mostly due to the remuneration of deposits in the quarter, combined with an increase in the liquidity of the economy resulting from seasonality in the quarter.

d) Interbank Deposits and Other Deposits

	December			2005

2004	2005	Variation %	September	December	Variation %
103	412	300.0	268	412	53.7

The variation results from: (i) a hike in the volume of the Interbank Deposits account R$ 127; and (ii) increase in the item Other Deposits – Investment Account R$ 182, resulting from the non-reinvestments of funds.

The increase in the quarter results from: (i) a hike in the volume of account Interbank Deposits R$ 57; and (ii) an increase in the item Other Deposits – Investment Account R$ 87, resulting from the non-reinvestment of funds.

Equity Analysis – R$ million

Funds Obtained in the Open Market

	December			2005

2004	2005	Variation %	September	December	Variation %
22,886	24,639	7.7	24,538	24,639	0.4

The variation of balance in the period mainly derives from: (i) an increase in funding volume, using the funds backed by debentures issued of R$ 8,168; offset by: (ii) reduction in own portfolio (LTN) R$ 3,449; and (iii) reduction in third-party portfolio R$2,483. N.B.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$ 10,234 in December/04 and R$ 5,882 in December/05.

The increase of balance in the quarter derives: (i) from an increase in funding volume, using the funds backed by debentures issued of R$ 4,780; offset: (ii) by a reduction in the third-party portfolio R$ 3,781. N.B.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$ 8,238 in September/05 and R$ 5,882 in December/05.

Funds from Issuance of Securities

	December			2005

2004	2005	Variation %	September	December	Variation %
5,057	6,204	22.7	6,161	6,204	0.7

The variation basically derives from: (i) increased volume of marketable securities issued in Brazil at R$ 2,792, mainly in view of the issuance of debentures, R$ 2,625; offset by: (ii) a decreased volume of marketable securities issued abroad at R$ 1,645, mainly in view of redemptions of Eurobonds and Commercial Papers, overdue and not renewed, as well as from the partial settlement of our securitization operation of future flow of payment orders received abroad (MT-100); and (iii) exchange loss variation of 11.8% in the period, which impacted on the funds from issuance of securities abroad, the balances of which were R$ 4,376 in December/04 and R$ 2,731 in December/05, as per Note 18c.

In the quarter, funds derived from issuance of securities remained practically stable. The increase mostly occurred due to: (i) exchange gain variation of 5.3% in 4Q05, which impacted on the securities issued abroad R$ 157, mitigated by: (ii) redemptions of securities in the country R$ 133.

Equity Analysis – R$ million

Interbank and Interdepartmental Accounts

	December			2005

2004	2005	Variation %	September	December	Variation %
1,920	2,040	6.3	1,883	2,040	8.3

The variation is basically due to higher volume of foreign currency payment orders.			The increase in the quarter is basically due to higher volume of foreign currency payment orders.

Borrowings and Onlendings

	December			2005

2004	2005	Variation %	September	December	Variation %
15,960	16,563	3.8	15,241	16,563	8.7

The growth in 2005 is due to: (i) increase in the volume of funds from domestic loans and onlendings R$ 1,060, mainly, BNDES/FINAME; offset: (ii) by exchange loss variation of 11.8% in 2005, which impacted on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$ 8,017 in December/04 and R$ 7,532 in December/05.

The variation in the quarter mainly results from: (i) an increase in the volume of funds from domestic loans and onlendings R$ 648, mainly by means of BNDES/FINAME; and (ii) exchange gain variation of 5.3% in the quarter, impacting on the foreign currency indexed and/or denominated loans and onlendings liabilities, the balances of which were R$ 6,776 in September/05 and R$ 7,532 in December/05.

Equity Analysis – R$ million

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds

	December			2005

2004	2005	Variation %	September	December	Variation %
33,669	40,863	21.4	38,235	40,863	6.9

The increase in the period is mainly due to: (i) growth in sales of supplementary private pension plans and insurance policies, and (ii) restatement and interest of technical provisions. Largest variations recorded were: (a) in the private pension segment, VGBL plans at R$ 4,389 and PGBL plans at R$ 1,256, and (b) in the insurance segment, provisions for Life R$ 312, Auto/RCF at R$ 261, as well as for Health segment R$ 702, which includes R$ 324 extraordinarily recorded in 1Q05, to set out the leveling of premiums for insured above 60 years of age of plans prior to the Law 9,656/98 and benefits related to fully settled plans whose holders are still entitled to their benefits (“planos remidos”).

The increase in the quarter is basically due to: (i) restatement and interest of technical provisions; and (ii) increment in the sales of supplementary private pension plans and insurance policies, stemming from the seasonality of the period. The largest variations recorded were: (a) in the private pension segment, in VGBL plans at R$ 1,983 and PGBL plans at R$ 604; and (b) in the insurance segment, in Life provisions at R$ 193 and Health provisions at R$ 108.

Other Liabilities, Derivative Financial Instruments and Deferred Income

	December			2005

2004	2005	Variation %	September	December	Variation %
26,301	28,518	8.4	31,174	28,518	(8.5)

The variation in the year basically derives from: (i) increase in the balance of items Tax and Social Security R$ 545; (ii) increase in Trading and Intermediation of Amounts at R$ 582; (iii) issuance of Perpetual Debt R$ 710; and (iv) increase in credit cards operations R$ 480. N.B.: excludes advances on foreign exchange contracts of R$ 4,797 and R$ 5,017, allocated to the specific account in loan operations in December/04 and December/05, respectively.

The variation in the quarter is mainly due to a reduction in items Foreign Exchange Portfolio, Tax Payment and Collection and Derivative Financial Instruments, at the amount of R$ 1,547, R$ 1,083 and R$ 804, respectively. N.B.: excludes advances on foreign exchange contracts of R$ 4,729 and R$ 5,017, allocated to the specific account in loan operations in September/05 and December/05, respectively.

Equity Analysis – R$ million

Minority Interest in Subsidiaries

	December			2005

2004	2005	Variation %	September	December	Variation %
71	58	(18.3)	54	58	7.4

The reduction in the period is basically resulted from the full incorporation of Bradesco Seguros’ minority stockholders into Banco Bradesco.	The variation in the quarter is mainly due to better results verified in the subsidiaries.

Stockholders’ Equity

	December			2005

2004	2005	Variation %	September	December	Variation %
15,215	19,409	27.6	18,262	19,409	6.3

This variation in the period is due to: (i) appropriation of net income for the period R$ 5,514; (ii) capital increase R$ 712; (iii) increase in the reserve for marketable securities and derivatives mark-to-market adjustment R$ 50; (iv) record of goodwill in the stock subscription R$ 24; which was partially offset by: (v) interest on own capital/dividends paid and provisioned R$ 1,881; and (vi) stock buyback R$ 225.

This increase in the quarter is due to: (i) appropriation of net income in the quarter, R$ 1,463; (ii) increase in reserve for marketable securities and derivatives mark-to-market adjustment R$ 90; which was offset by: (iii) dividends provisioned R$ 344; (iv) stock buyback R$ 62.

2 - Main Statement of Income Information

Consolidated Statement of Income – R$ thousand

	Years

	2005	2004	2003	2002	2001

Revenues from Financial Intermediation	33,701,225	26,203,227	28,033,866	31,913,379	21,411,673
Loan Operations	16,704,318	12,731,435	12,294,528	15,726,929	11,611,236
Leasing Operations	444,389	300,850	307,775	408,563	420,365
Operations with Marketable Securities	5,552,008	4,921,179	7,832,965	9,527,663	7,367,600
Financial Income on Insurance, Private Pension Plans and Savings Bonds	6,498,435	5,142,434	5,359,939	3,271,913	–
Derivative Financial Instruments	2,389,002	1,238,890	55,192	(2,073,247)	(270,572)
Foreign Exchange Transactions	617,678	691,302	797,702	4,456,594	2,045,092
Compulsory Deposits	1,495,395	1,177,137	1,385,765	594,964	237,952
Expenses from Financial Intermediation	16,419,196	12,972,347	14,752,199	20,441,257	11,302,709
Funding Operations	11,285,324	8,486,003	10,535,497	10,993,327	6,986,027
Price-level Restatement and Interest on Technical Provisions for
Insurance, Private Pension Plans and Savings Bonds	3,764,530	3,215,677	3,120,342	2,241,283	–
Borrowings and Onlendings	1,360,647	1,253,175	1,083,379	7,194,161	4,316,682
Leasing Operations	8,695	17,492	12,981	12,486	–
Net Interest Income	17,282,029	13,230,880	13,281,667	11,472,122	10,108,964
Allowance for Doubtful Accounts	2,507,206	2,041,649	2,449,689	2,818,526	2,010,017
Gross Income from Financial Intermediation	14,774,823	11,189,231	10,831,978	8,653,596	8,098,947
Other Operating Income (Expenses)	(6,921,319)	(7,071,120)	(7,278,870)	(6,343,850)	(5,324,166)
Fee Income	7,348,879	5,824,368	4,556,861	3,711,736	3,472,560
Operating Income on Insurance, Private Pension and Savings Bonds	293,769	(60,645)	(148,829)	658,165	(587,842)
Insurance Retained Premiums, Private Pension Plans and Savings Bonds	13,647,089	13,283,677	11,726,088	10,134,873	8,959,259
– Net Premiums Written	16,824,862	15,389,170	13,111,896	10,687,384	9,413,039
– Reinsurance Premiums and Redeemed Premiums	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)	(453,780)
Variation in Technical Provisions for Insurance, Private Pension
Plans and Savings Bonds	(2,755,811)	(3,964,106)	(3,670,163)	(2,784,647)	(3,492,217)
Retained Claims	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)	(3,251,706)
Savings Bonds draws and redemptions	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)	(744,402)
Insurance, Private Pension Plan and Savings Bonds Selling Expenses	(961,017)	(867,094)	(762,010)	(667,527)	(689,352)
Pension Plans Benefits and Redemption Expenses	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)	(1,369,424)
Personnel Expenses	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)	(3,548,805)
Other Administrative Expenses	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)	(3,435,759)
Tax Expenses	(1,878,248)	(1,464,446)	(1,054,397)	(847,739)	(790,179)
Equity in the Earnings of Affiliated Companies	76,150	163,357	5,227	64,619	70,764
Other Operating Income	1,096,968	1,198,532	1,697,242	1,320,986	1,326,459
Other Operating Expenses	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)	(1,831,364)
Operating Income	7,853,504	4,118,111	3,553,108	2,309,746	2,774,781
Non-Operating Income	(106,144)	(491,146)	(841,076)	186,342	(83,720)
Income before Taxes on Profit and Interest	7,747,360	3,626,965	2,712,032	2,496,088	2,691,061
Income Tax and Social Contribution	(2,224,455)	(554,345)	(396,648)	(460,263)	(502,257)
Minority Interest in Subsidiaries	(8,831)	(12,469)	(9,045)	(13,237)	(18,674)
Net Income	5,514,074	3,060,151	2,306,339	2,022,588	2,170,130

Profitability on Stockholders' Equity	27.80%	20.11%	17.02%	18.65%	22.22%
Net Interest Income/Total Assets	8.28%	7.15%	7.54%	8.03%	9.18%

	2005				2004

	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.

Revenues from Financial Intermediation	9,940,353	8,532,515	7,119,093	8,109,264	6,201,944	5,525,100	7,719,563	6,756,620
Loan Operations	5,220,326	4,296,030	3,478,848	3,709,114	3,102,037	2,870,585	3,659,023	3,099,790
Leasing Operations	128,647	133,604	95,551	86,587	85,556	73,467	56,715	85,112
Operations with Marketable Securities	2,236,854	1,357,055	302,896	1,655,203	758,491	361,241	2,120,909	1,680,538
Financial Income on Insurance, Private Pension
Plans and Savings Bonds	1,748,960	1,515,755	1,464,488	1,769,232	1,379,157	1,337,097	1,181,151	1,245,029
Derivative Financial Instruments	(55,559)	747,956	1,331,444	365,161	529,925	582,105	(68,697)	195,557
Foreign Exchange Operations	296,868	89,974	58,759	172,077	28,645	(746)	502,246	161,157
Compulsory Deposits	364,257	392,141	387,107	351,890	318,133	301,351	268,216	289,437
Expenses from Financial Intermediation	5,510,528	4,034,524	2,763,910	4,110,234	2,686,069	2,220,925	4,639,047	3,426,306
Funding Operations	3,713,534	2,897,471	1,864,385	2,809,934	1,709,830	1,291,812	3,029,988	2,454,373
Price-level Restatement and Interest on
Technical Provisions for Insurance, Private
Pension Plans and Savings Bonds	1,050,944	872,695	901,840	939,051	922,018	942,651	698,695	652,313
Borrowings and Onlendings	744,611	262,910	(4,863)	357,989	49,921	(18,123)	905,617	315,760
Leasing Operations	1,439	1,448	2,548	3,260	4,300	4,585	4,747	3,860
Net Interest Income	4,429,825	4,497,991	4,355,183	3,999,030	3,515,875	3,304,175	3,080,516	3,330,314
Allowance for Doubtful Accounts	770,560	539,900	562,149	634,597	488,732	478,369	513,554	560,994
Gross Income from Financial Intermediation	3,659,265	3,958,091	3,793,034	3,364,433	3,027,143	2,825,806	2,566,962	2,769,320
Other Operating Income (Expenses)	(1,785,723)	(1,708,397)	(1,646,577)	(1,780,622)	(1,491,990)	(1,663,296)	(1,945,378)	(1,970,456)
Fee Income	2,009,563	1,918,367	1,759,600	1,661,349	1,675,594	1,454,636	1,375,202	1,318,936
Operating Income of Savings Bonds, Private
Pension Plans and Insurance	263,092	146,207	99,316	(214,846)	165,276	36,050	(127,324)	(134,647)
Insurance, Private Pension Plans, and Savings
Bonds Retained Premiums	4,303,785	3,546,484	3,001,125	2,795,695	3,836,157	3,464,550	2,989,637	2,993,333
– Net Premiums Written	5,083,889	4,314,294	3,810,957	3,615,722	4,471,433	3,999,901	3,487,258	3,430,578
– Reinsurance Premiums and Redeemed
Premiums	(780,104)	(767,810)	(809,832)	(820,027)	(635,276)	(535,351)	(497,621)	(437,245)
Variation of Technical Provisions of Insurance,
Private Pension Plan and Savings Bonds	(1,318,642)	(739,487)	(279,264)	(418,418)	(1,316,961)	(1,076,201)	(693,433)	(877,511)
Retained Claims	(1,533,502)	(1,462,742)	(1,456,990)	(1,372,058)	(1,317,196)	(1,328,082)	(1,281,728)	(1,232,182)
Savings Bonds Draws and Redemptions	(331,479)	(337,735)	(313,144)	(246,491)	(291,770)	(312,043)	(346,151)	(273,323)
Insurance, Private Pension Plan and Savings
Bonds Selling Expenses	(263,324)	(244,611)	(224,258)	(228,824)	(233,846)	(215,775)	(205,157)	(212,316)
Private Pension Plans Benefits and
Redemption Expenses	(593,746)	(615,702)	(628,153)	(744,750)	(511,108)	(496,399)	(590,492)	(532,648)
Personnel Expenses	(1,361,355)	(1,483,256)	(1,246,226)	(1,220,723)	(1,284,423)	(1,273,981)	(1,233,345)	(1,177,258)
Other Administrative Expenses	(1,439,655)	(1,270,824)	(1,239,471)	(1,192,379)	(1,288,511)	(1,225,032)	(1,215,747)	(1,207,853)
Tax Expenses	(501,240)	(474,447)	(497,966)	(404,595)	(411,494)	(373,965)	(343,100)	(335,887)
Equity in the Earnings of Affiliated Companies	7,281	64,227	10,283	(5,641)	44,797	(3,708)	122,309	(41)
Other Operating Income	299,948	237,711	259,469	299,840	310,663	350,660	279,688	257,521
Other Operating Expenses	(1,063,357)	(846,382)	(791,582)	(703,627)	(703,892)	(627,956)	(803,061)	(691,227)
Operating Income	1,873,542	2,249,694	2,146,457	1,583,811	1,535,153	1,162,510	621,584	798,864
Non-Operating Income	(69,388)	(10,149)	(20,757)	(5,850)	(148,183)	(129,249)	(202,568)	(11,146)
Income before Taxes on Profit and Interest	1,804,154	2,239,545	2,125,700	1,577,961	1,386,970	1,033,261	419,016	787,718
Income Tax and Social Contribution	(336,772)	(807,022)	(707,848)	(372,813)	(322,116)	(278,499)	224,907	(178,637)
Minority Interest in Subsidiaries	(4,829)	(2,294)	(1,985)	277	(7,101)	(2,413)	(2,587)	(368)
Net Income	1,462,553	1,430,229	1,415,867	1,205,425	1,057,753	752,349	641,336	608,713

Profitability on Stockholders' Equity
(Annualized)	29.86%	35.20%	36.63%	32.50%	30.85%	22.13%	20.16%	19.10%
Net Interest Income/Total Assets (Annualized)	8.77%	9.21%	9.26%	8.63%	7.82%	7.56%	7.18%	8.54%

Profitability

Bradesco’s Net Income reached R$ 5,514 million in 2005, which corresponds to a 80.2% growth when compared to same period of 2004. Stockholders’ Equity amounted to R$ 19,409 million on December 31, 2005, equivalent to a 27.6% increase when compared to balance of December 2004. The Return on Stockholders’ Equity (ROE) reached 28.4% . Consolidated total assets reached R$ 208,683 million at the end of December 2005, a 12.8% growth when compared to the balances for same date of previous year. The Return on Total Assets (ROA) in was 2.6% . Earnings per share reached R$ 5.63.

In 4Q05, Net Income was R$ 1,463 million, which represents a R$ 33 million increase or 2.3% in relation to 3Q05 figures. The annualized Return on Stockholders’ Equity (ROE) reached 33.7% in the quarter and Return on Total Assets (ROA) was 2.8% ..

The 4Q05 was marked by a continued good performance of income composing the Fee Income item, which increased 4.8% when compared to 3Q05, the 16th consecutive quarter of growth , pointing out revenues from checking accounts, income on cards and loan operations. It is also worth mentioning the revenues composing the Net Interest Income, mainly due to better results in the “interest” component, which reached the amount of R$ 4,211 million, showing a R$254 million growth in relation to the previous quarter, basically, in view of an increment in the business volume. We point out an 8.6% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, which shows a higher profitability than the corporate portfolio, while the “non-interest” component reached the amount of R$ 218 million, representing a R$ 323 million drop, basically due to: (i) lower income from derivatives used for hedge effects of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/COFINS) of such hedge strategy of R$ 336 million in 4Q05; and offset by: (ii) higher TVM and Treasury gains of R$ 13 million in 4Q05.

The Operating Income from Insurance, Private Pension Plans and Savings Bonds contributed in 4Q05 with a R$116 million increase, as a result of solid growth of sales for private pension products “VGBL” and “PGBL” and savings bond product named “Pé Quente Bradesco GP Ayrton Senna”, in partnership with Ayrton Senna Institute.

The loan portifolio improved in the current environment, and coupled with our ongoing selectiveness in the loan granting policy, resulted in an improved portfolio of risk ratings, with “AA-to-C” rated credits totaling 93.2% of the total portfolio, against 93.1% in 3Q05. This performance, connected with a 7.8% increase observed in loan portfolio volume in the period resulted in the recording of Allowance for Doubtful Accounts, in the amount of R$ 770 million in 4Q05, which results in a R$ 230 million increase when compared to the recording of R$ 540 million in 3Q05. It is worth mentioning that in 3Q05, a PDD reversal occurred, recorded on a preventive basis in 1Q05 of R$ 166 million over loan operations granted to an utilities concessionaire, as it adjusted its liabilities to its real ability to pay. We also recorded R$ 6 million in 3Q05 and R$ 62 million in 4Q05 as constitution of additional provisions. Excluded such effects, the provision would be R$ 708 million in 4Q05 against R$ 700 million in 3Q05, i.e., a 1.1% growth, well below the portfolio growth in the quarter, reaching a level of Allowance for Doubtful Accounts of R$ 4,959 million on December 31, 2005.

Operating Efficiency Ratio in the 12-month period ended on December 31, 2005 was of 44.8%, improving by 0.9 percentage point when compared to the 12-month period ended on September 30, 2005, and by 10.7 percentage point when compared to the year ended in December 31, 2004, principally as a result of the combination of strict expense control with the revenue growth in this period.

The Expanded Coverage Ratio in 4Q05 [fee income/(personnel expenses + administrative expenses)] improved 2.2 percentage points, increasing from 69.6% in 3Q05 to 71.4% in 4Q05.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in the Note 5.

Variation in the Main Statement of Income Items

2005 compared to 2004 – R$ million

(*)	Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

4th Quarter of 2005 compared to the 3rd Quarter of 2005 – R$ million

(*)	Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Savings Bonds deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

Variation in Items Composing the Net Interest Income and Exchange Adjusted

2005 compared to 2004 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a).
(2)	Includes Funding Expenses, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(3)	Includes Operation with Marketable Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

4th Quarter of 2005 compared to the 3rd Quarter of 2005 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 13a).
(2)	Includes Funding Expenses, excluding Expenses for Purchase and Sale Commitments + Expenses for Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(3)	Includes Operations with Marketable Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Savings Bonds + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 13a).
(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plan, and Savings Bonds.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

R$ million	Years		2005

	2004	2005	3rd Qtr.	4th Qtr.

Loan Operations	50,207	63,423	65,020	70,402
Leasing Operations	1,452	2,027	2,091	2,363
Advances on Foreign Exchange Contracts	5,784	4,986	4,909	4,873
1 – Total – Average Balance (Quarterly)	57,443	70,436	72,020	77,638
2 – Income (Loan Operations, Leasing and Exchange) (*)	13,149	17,278	4,471	5,354
3 – Average Return Annualized Exponentially (2/1)	22.9%	24.5%	27.2%	30.6%

(*)	Includes Income from Loan Operations, Net Results from Leasing Operations and adjusted Results on Foreign Exchange Transactions (Note 13a).

Marketable Securities x Income on Marketable Securities Transactions

R$ million	Years		2005

	2004	2005	3rd Qtr.	4th Qtr.

Marketable Securities	56,749	64,081	64,344	64,349
Interbank Investments	23,792	23,298	23,762	24,578
Subject to Repurchase Agreements	(21,812)	(22,976)	(22,747)	(24,588)
Derivative Financial Instruments	(332)	(912)	(1,331)	(641)
4 – Total – Average Balance (Quarterly)	58,397	63,491	64,028	63,698
5 – Income on Marketable Securities Transactions
(Net of Sales and Purchase Commitments Expenses) (*)	8,101	10,355	2,491	2,795
6 – Average Rate Annualized Exponentially (5/4)	13.9%	16.3%	16.5%	18.7%

(*)	Includes Financial Income on Insurance, Private Pension Plans and Savings Bonds, Derivative Financial Instruments and Foreign Exchange adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

R$ million	Years		2005

	2004	2005	3rd Qtr.	4th Qtr.

7 – Total Assets – Average Balance (Quarterly)	175,590	196,273	198,228	205,298
8 – Income from Financial Intermediation	26,203	33,701	8,533	9,940
9 – Average Rate Annualized Exponentially (8/7)	14.9%	17.2%	18.4%	20.8%

Funding x Expenses

R$ million	Years		2005

	2004	2005	3rd Qtr.	4th Qtr.

Deposits	62,955	71,634	71,375	73,251
Funds from Acceptance and Issuance of Securities	6,332	5,827	6,419	6,182
Interbank and Interdepartmental Accounts	1,648	1,725	1,675	1,961
Subordinated Debt	5,676	6,361	6,497	6,609
10 – Total Funding – Average Balance (Quarterly)	76,611	85,547	85,966	88,003
11 – Expenses (*)	4,147	5,809	1,413	2,260
12 – Average Rate Annualized Exponentially (11/10)	5.4%	6.8%	6.7%	10.7%

(*)	Funding Expenses without Repurchase Agreements, less Income on Compulsory Deposits and Foreign Exchange Adjustments (Note 13a).

Technical Provisions for Insurance, Private Pension Plans and Savings Bonds x Expenses

R$ million	Years		2005

	2004	2005	3rd Qtr.	4th Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and Savings Bonds – Average Balance (Quarterly)	29,818	36,925	37,384	39,549
14 – Expenses (*)	3,216	3,765	873	1,051
15 – Average Rate Annualized Exponentially (14/13)	10.8%	10.2%	9.7%	11.1%

(*)	Price-Level Restatement and Interest of Technical Provisions for Insurance, Private Pension Plans and Savings Bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	Years		2005

	2004	2005	3rd Qtr.	4th Qtr.

Borrowings	8,034	7,013	6,474	6,803
Onlendings	7,986	8,667	8,646	9,099
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	16,020	15,680	15,120	15,902
17 – Expenses for Borrowings and Onlendings (*)	656	777	178	409
18 – Average Rate Annualized Exponentially (17/16)	4.1%	5.0%	4.8%	10.7%

(*)	Includes Foreign Exchange adjustments (Note 13a).

Total Assets x Net Interest Income

R$ million	Years		2005

	2004	2005	3rd Qtr.	4th Qtr.

19 – Total Assets – Average Balance (Quarterly)	175,590	196,273	198,228	205,298
20 – Net Interest Income (*)	13,231	17,281	4,498	4,429
21 – Average Rate Annualized Exponentially (20/19)	7.5%	8.8%	9.4%	8.9%

(*)	Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

Similarly to the previous quarters, the tax effect of hedge of investments abroad is presented separately in the compared periods, which include the partial income on derivatives used for hedge effect on investments abroad, which, in terms of Net Income, simply annuls the tax effect (Income Tax/Social Contribution and PIS/COFINS) of such hedge strategy.

This tax effect is triggered by the fact that exchange variation of investments abroad is not deductible when losses are verified and is not taxable when gains are recognized. On the other hand, the income from derivative instruments is taxable when gains occur and deductible when losses occur.

Therefore, gross income from hedge is reflected in Net Interest Income, under the line “Income from Derivative Financial Instruments”, and its respective taxes are reflected under the lines “Tax Expenses” and “Income Tax and Social Contribution”, as follows:

Tax Effect of Hedge of Investments Abroad

Effect on the Items	R$ million

	Effect in 2005				Effect in 4Q05

	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income	Net Interest Income	Tax Expenses	Income Tax/Social Contribution	Net Income

Partial Income on Hedge of
Investments Abroad	1,095	(51)	(355)	689	(469)	22	152	(295)
Exchange Variation of
Investments Abroad	(689)	–	–	(689)	295	–	–	295
Total	406	(51)	(355)	–	(174)	22	152	–

For a better evaluation of Net Interest Income growth among the periods, hedge effects and exchange variation of investments abroad occurred in the Net Interest Income were excluded, as shown in the chart below, as well as the R$ 327 million income earned with the sale of our stake in Belgo-Mineira, which took place in 1Q05, as follows:

Adjusted Net Interest Income

Margin Adjustments	R$ million

	Years			2005

	2004	2005	Variation	3rd Qtr.	4th Qtr.	Variation

Reported Net Interest Income	13,231	17,281	30.6%	4,498	4,429	(1.5%)
(-) Sale of Belgo Mineira	–	(327)	–	–	–	–
(-) Hedge/Exchange Variation	–	(406)	–	(161)	174	–
Adjusted Net Interest Income	13,231	16,548	25.1%	4,337	4,603	6.1%
% Adjusted on Average Assets	7.5%	8.4%	–	9.0%	9.3%	–

b) Comments on the Adjusted Net Interest Income Variation

In 4Q05, the adjusted Net Interest Income reached R$ 4,603 million, a 6.1% growth or R$ 266 million, when compared to R$ 4,337 million in 3Q05. Such variation is due to a R$ 253 million increase in the results of interest income operations, caused by higher volume of operations and increase in “non-interest” income of R$ 13 million.

When comparing 2005 with the same period of the previous year, the growth was 25.1%, reaching R$ 16,548 million and R$ 13,231 million, respectively.

An improved adjusted net interest income of R$ 3,317 million among the periods, is basically due to a R$ 2,968 million increase in the results of interest income operations, triggered by an increment in the volume of operations and by higher “non-interest” income of R$ 349 million, basically derived from higher marketable securities and treasury gains.

In the last two years, Bradesco’s net interest income presented constant evolutions in 2Q04, according to graph below:

Evolution – Adjusted Margin – R$ million

The annualized net interest income adjusted rate, obtained by dividing the income from adjusted net interest income over the average balance of total assets, increased from 9.0% in 3Q05 to 9.3% in 4Q05, accounting for 0.3 percentage point increase.

In 2005 year-to-date, the adjusted net interest income rate reached 8.4%, accounting for a 0.9 percentage point increase when compared to the same period of 2004, which was 7.5% .

The evolution of the adjusted net interest income quarterly rate of the years ended in 2004 and 2005 are shown as follows:

Evolution – Average Rate – Adjusted Margin

The evolution of Bradesco net interest income through the years ended in 2004 and 2005 is directly related with the improvement of Bradesco Consolidated operations mix, with a highlight on loan and leasing operations that started representing in Dec/05 38.9% of the total assets while in Dec/ 04 those operations represented 34.0% .This partial growth is due to the expansion in operations for individuals. This represented 33.8% in Dec/04 of the total credit portfolio and went up to 40.9% in Dec/05.

The evolution of loan operations which, at the end of the 4Q05 reached R$ 81.1 billion, represented an expansion of 7.8% only in the last quarter of 2005 and a growth of 29.2% YTD.

Despite the 16.2% increase of the CDI rate in the year ended in 2004 to 19.0% in 2005, the loan operations growth policy focusing on individuals, favored an increase in the global margin, even with a spread decrease for the clients.

Another highlight is the demand deposits and savings performance, which throughout 2005 had an evolution, regarding the average balance (quarterly), of 9.7% and 8.9% respectively. This evolution is related , to name some factors, with the increase on the clients base through 2005, of about 776 thousand new checking accounts and 476 thousand savings accounts.

In addition, the operations of the Insurance area contributed positively for the net interest income increase, as a result of the good performance of the activities in that segment; essentially, by the increase on the supplementary social plans sales and insurance policies. Because of that expansion, the technical provisions increased 21.4% in 2005 and 6.9% in the 4Q05.

Allowance for Doubtful Accounts (PDD)

Movement of Allowance for Doubtful Accounts

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Opening Balance	4,213	4,181	4,059	4,450	4,647	4,145
Amount Recorded	478	489	2,041	540	770	2,507
Amount Written-off	(510)	(525)	(2,032)	(343)	(458)	(1,693)
Balance Derived from Acquired Institutions	–	–	77	–	–	–
Closing Balance	4,181	4,145	4,145	4,647	4,959	4,959
Specific Allowance	1,885	1,785	1,785	2,053	2,288	2,288
Generic Allowance	1,383	1,435	1,435	1,642	1,657	1,657
Other Allowance	913	925	925	952	1,014	1,014
Credit Recoveries	228	154	612	174	193	682

Allowance for Doubtful Accounts (PDD) on Loan and Leasing Operations

	R$ million

	2004		2005

	September	December	September	December

Allowance for Doubtful Accounts (A)	4,181	4,145	4,647	4,959
Loan Operations (B)	59,976	62,788	75,244	81,130
PDD over Loan Operations (A/B)	7.0%	6.6%	6.2%	6.1%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2004		2005

	September	December	September	December

(1) Total Allowance	4,181	4,145	4,647	4,959
(2) Abnormal Course Loans (E to H)	2,175	2,062	2,426	2,714
PDD Coverage Ratio (1/2)	192.2%	201.0%	191.5%	182.7%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2004		2005

	September	December	September	December

(1) Total Allowance	4,181	4,145	4,647	4,959
(2) Non Performing Loans	2,239	2,140	2,341	2,702
NPL Ratio (1/2)	186.7%	193.7%	198.5%	183.5%

(*)	Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on Allowance for Doubtful Accounts (PDD), see pages 80 to 84 of this Report.

Fee Income

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	3rd Qtr.	Year

Checking Accounts	325	374	1,333	447	481	1,727
Cards	243	349	1,076	335	371	1,301
Loan Operations	223	249	834	334	348	1,289
Assets under Management	233	239	888	276	275	1,048
Collection	160	168	629	185	189	718
Interbank Fees	67	69	261	69	71	271
Collection of Taxes	51	54	204	54	55	206
Consortium Purchase Plan Management	23	29	87	40	46	148
Custody and Brokerage Services	24	25	98	35	34	126
Others	106	119	414	143	140	515
Total	1,455	1,675	5,824	1,918	2,010	7,349

Fee Income increased 26.2% in 2005, or R$1,525 million growth when compared to the same period of previous year, amounting to R$ 7,349 million.

Major components for growth of Fee Income were:

–	the increase in the volume of Loan Operations, especially individuals, which is directly related to the growth of economy activity, was the major factor for the increase in item “Revenues from Loan Operations”, a R$ 455 million improvement;

–	the strategy of clients segmentation (Private, Prime, Corporate, Midde Market and Retail), the tariff realignment and client base growth boosted the “Checking Accounts”, up by R$ 394 million;

–	the 20.9% increase represented by a R$ 225 million hike in the “Cards” item when comparing 2004 and 2005, mainly resulting from revenues from commissions on purchases made with debit and credit cards; and

–	the 21.7% expansion in the volume of managed portfolios, from R$ 99.6 billion on December 31,2004 to R$ 121.2 billion on December 31,2005, was the main factor for the growth in “Assets under Management”, which increased R$ 160 million.

When compared to 3Q05, Fee Income showed an expansion of 4.8% with a R$ 92 million growth, as a result of the increased volumes of customer base and transactions in 4Q05, pointing out increases of 10.7%, 7.6%, 4.2% and 15.0% under the items “Income on Cards”, “Checking Account”, “Loan Operations” and “Consortium Purchase Plan Management”, up by R$ 36 million, R$ 34 million, R$ 14 million and R$ 6 million, respectively.

Administrative and Personnel Expenses

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Third-Party Services	216	216	847	269	272	1,021
Communications	159	171	647	183	187	727
Depreciation and Amortization	118	120	480	108	134	469
Advertising	88	142	426	79	203	439
Transport	100	108	390	104	111	420
Financial System Services	101	103	402	105	110	416
Rentals	73	76	299	81	83	320
Maintenance and Repairs	69	75	272	77	73	300
Data Processing	70	55	254	63	70	248
Leasing of assets	76	72	308	55	51	236
Materials	36	44	152	48	45	174
Water, Electricity and Gas	30	34	129	34	37	143
Travel	14	17	58	14	16	56
Others	75	56	273	51	47	173
Administrative Expenses	1,225	1,289	4,937	1,271	1,439	5,142

Remuneration	636	647	2,509	650	671	2,575
Benefits	257	271	1,007	285	312	1,136
Social Charges	228	241	924	236	243	954
Employee Profit Sharing	43	55	182	80	63	287
Training	15	16	53	15	13	52
Lump-sum payment of bonus (*)	14	29	43	103	–	103
Others	81	25	251	114	59	205
Personnel Expenses	1,274	1,284	4,969	1,483	1,361	5,312

Total Administrative and Personnel
Expenses	2,499	2,573	9,906	2,754	2,800	10,454

(*)	In 2004, the lump-sum payment bonus refers to the additional food basket.

In 2005, the Administrative and Personnel Expenses showed a R$ 548 million increase when compared to the same period last year, reaching the amount of R$ 10,454 million against R$ 9,906 million in the same period of 2004. The nominal variation of Administrative Expenses between 2004 and 2005 shows a R$ 205 million increase, reaching the amount of R$ 5,142 million, lower than average inflation in the period.

Personnel Expenses increased R$ 343 million when compared to the same period of 2004, reaching R$ 5,312 million, pointing out:

–	a payroll increase resulted from the collective bargaining agreement of 8.5% in 2004, benefits and others in the amount of R$ 306 million;

–	the effect of collective bargaining agreement of 6.0% in 2005 in the amount of R$ 147 million, referring to labor liabilities restatement, increase in payroll and higher bonus – lump-sum payment;

–	higher expenses : employee profit sharing (PLR) in the amount of R$ 105 million;

this was mitigated:

–	by lower labor claims provisions R$ 47 million; and

–	by the reduction in personnel expenses, in view of synergy in the administrative processes in the amount estimated at R$ 168 million.

When compared to 3Q05, Administrative and Personnel Expenses increased R$ 46 million, up by 1.7%, from R$ 2,754 million in 3Q05 to R$ 2,800 million in 4Q05.

Administrative Expenses increased R$168 million, higher variations occurred in the items “Advertising”, “Depreciation and Amortization” and “Data Processing”, growing R$ 124 million, R$ 26 million and R$ 7 million, respectively. Increase in “Advertising” expenses is basically due to the intensification of the ads for “Bradesco Completo” and “Finasa”Campaign. Increase in “Depreciation and Amortization” expenses is basically in view of the acceleration of the amortization of systems under lack of use, while the increase in “Data Processing” expenses is basically due to annual contractual renewal with suppliers and expenditures related to the replacement of “regular” cards with “chip” cards.

Personnel expenses in 4Q05 declined R$ 122 million when compared to the previous quarter, mainly due to: (i) the bonus – lump-sum payment, R$ 103 million provisioned in 3Q05; (ii) the lower employee profit sharing expenses in 4Q05 R$16 million; (iii) the lower labor proceedings expenses R$ 20 million, which was partially mitigated by an increase in the salary levels resulting from the collective bargaining agreement, of 6.0% in September, 2005.

Operating Efficiency

	R$ million

	Years			2005 (*)

	2001	2002	2003	2004	September	December

Personnel Expenses	3,549	4,076	4,779	4,969	5,234	5,325
Employee Profit Sharing	(160)	(140)	(170)	(182)	(278)	(287)
Other Administrative Expenses	3,436	4,028	4,814	4,937	4,992	5,142
Total (1)	6,825	7,964	9,423	9,724	9,948	10,167
Net Interest Income	10,109	11,472	13,282	13,231	16,368	17,281
Fee Income	3,473	3,712	4,557	5,824	7,014	7,349
Income from Insurance Premiums,
Private Pension Plans and Savings Bonds	8,959	10,135	11,726	13,284	13,179	13,647
Variation in Technical Provisions for Insurance,
Private Pension Plans and Savings Bonds	(3,492)	(2,785)	(3,670)	(3,964)	(2,754)	(2,756)
Retained Claims	(3,252)	(3,615)	(3,980)	(5,159)	(5,609)	(5,825)
Savings Bonds Draws and Redemptions	(744)	(721)	(1,100)	(1,223)	(1,189)	(1,229)
Insurance, Private Pension Plans and Savings Bonds
Selling Expenses	(689)	(667)	(762)	(867)	(931)	(961)
Expenses with Pension Plan Benefits and Redemptions	(1,370)	(1,689)	(2,363)	(2,131)	(2,500)	(2,582)
Subtotal Private Pension Plans and Savings Bonds	(588)	658	(149)	(60)	196	294
Equity in the Earnings of Affiliated Companies	71	65	5	163	113	76
Other Operating Expenses	(1,831)	(3,148)	(2,741)	(2,826)	(3,045)	(3,405)
Other Operating Income	1,326	1,321	1,697	1,198	1,108	1,097
Total (2)	12,560	14,080	16,651	17,530	21,754	22,692
Efficiency Ratio (%) = (1/2)	54.3	56.6	56.6	55.5	45.7	44.8

(*)	Accumulated amounts for the past 12 months

Efficiency Ratio – in percentage

Efficiency Ratio – in percentage

The Efficiency Ratio (accumulated for the 12-month period) for December 2005 was of 44.8%, improved by 0.9% percentage point compared to the 12-month period ended in September 2005, mainly as a result of the expenses control, pointing out administrative and personnel expenses, which remained below the average inflation over the past 12 months, coupled with the efforts to increase revenues. Deserves highlight the higher net interest income in the amount R$ 913 million, basically stemming from “interest” component, generated by an increment in business volume, pointing out a 56.8% increase in the volume of loan operations for individuals, mainly concerned with consumer sales and personal loan financing, the profitability of which is higher if compared to the corporate loans, and increased fee income, in the amount of R$ 335 million, as a result of increase in the average volume of transactions, combined with an increase in the customer base, fee realignment and improved partnership ratio (cross-selling), as a result of the segmentation process.

The Efficiency Ratio for 2005 posted significant improvement of 10.7 percentage point, from 55.5% in 2004 to 44.8% in 2005, due to, basically, the effective control of expenses account, especially, personnel and administrative expenses, which within one year evolved only 5.5%, i.e., well below the inflation levels recorded in the period. Another factor deserving attention in the improvement of efficiency ratio was the 30.6% evolution of net interest income in the period compared, pointing out higher revenues from loan operations at 31.7%, boosted by an increase in the loan portfolio volume, particularly, the individual client portfolio.

It is worth pointing out that part of the increase in the net interest income of R$ 4,050 million includes R$ 406 million, which is part of derivatives used for hedge effect on investments abroad, which in terms of net income, simply annuls the tax effect of this hedge strategy in the period. This negative tax effect is directly reflected on the items “Tax Expenses” and “Income Tax and Social Contribution”, which are not considered in the calculation of the Efficiency Ratio. If we disregard this part of derivatives in the calculation basis of Efficiency Ratio, both in December and September 2005, we would reach an index of 45.6% in December and 47.0% in September, a 1.4 percentage point improvement when compared to September 2005.

If we also exclude from the Efficiency Ratio calculation basis the goodwill amortization expenses over the past 12 months, in the amount of R$ 453 million, we would have an improvement of 0.9 percentage point, from 45.6% to 44.7% .

The Expanded Coverage Ratio [fee income/(personnel expenses + administrative expenses)] improved 2.2 percentage points, from 69.6% in 3Q05 to 71.8% in 4Q05, as shown in the following graph:

Administrative Expenses + Personnel and Fee Income

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

	December

Assets	2005	2004	2003	2002	2001

Current and Long-Term Assets	204,325,065	180,038,498	171,141,348	137,301,711	105,767,892
Funds Available	3,363,041	2,639,260	2,448,426	2,785,707	3,085,787
Interbank Investments	25,006,158	22,346,721	31,724,003	21,472,756	3,867,319
Open Market Investments	19,615,744	15,667,078	26,753,660	19,111,652	2,110,573
Interbank Deposits	5,390,726	6,682,608	4,970,343	2,370,345	1,760,850
Allowance for Losses	(312)	(2,965)	–	(9,241)	(4,104)
Marketable Securities and Derivative Financial Instruments	64,450,808	62,421,658	53,804,780	37,003,454	40,512,688
Own Portfolio	59,324,858	51,255,745	42,939,043	29,817,033	27,493,936
Subject to Repurchase Agreements	1,051,665	4,807,769	5,682,852	1,497,383	9,922,036
Derivative Financial Instruments	474,488	397,956	232,311	238,839	581,169
Restricted to the Negotiation and Intermediation of Amounts	–	–	–	–	526,219
Restricted Deposits – Brazilian Central Bank	2,506,172	4,512,563	3,109,634	3,536,659	1,988,799
Privatization Currencies	98,142	82,487	88,058	77,371	25,104
Subject to Collateral Provided	995,483	1,365,138	1,752,882	1,836,169	715,858
Provisions for Mark-to-Market	–	–	–	–	(740,433)
Interbank Accounts	16,922,165	16,087,102	14,012,837	12,943,432	5,141,940
Unsettled Receipts and Payments	39,093	22,075	20,237	16,902	10,118
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	16,444,866	15,696,154	13,580,425	12,519,635	4,906,502
– National Treasury – Rural Funding	578	578	578	578	712
– SFH	396,089	335,320	391,871	374,177	217,518
Correspondent Banks	41,539	32,975	19,726	32,140	7,090
Interdepartamental Accounts	172,831	147,537	514,779	191,739	176,073
Internal Transfer of Funds	172,831	147,537	514,779	191,739	176,073
Loan Operations	68,328,802	51,890,887	42,162,718	39,705,279	35,131,359
Loan Operations:
– Public Sector	902,455	536,975	186,264	254,622	199,182
– Private Sector	72,124,905	55,242,348	45,768,970	42,842,693	37,689,671
Allowance for Doubtful Accounts	(4,698,558)	(3,888,436)	(3,792,516)	(3,392,036)	(2,757,494)
Leasing Operations	2,411,299	1,556,321	1,306,433	1,431,166	1,567,927
Leasing Receivables
– Public Sector	66,237	–	–	45	138
– Private Sector	4,896,717	3,237,226	2,859,533	3,141,724	3,248,050
Unearned Income from Leasing	(2,444,596)	(1,576,690)	(1,438,534)	(1,560,278)	(1,557,642)
Allowance for Leasing Losses	(107,059)	(104,215)	(114,566)	(150,325)	(122,619)
Other Receivables:	22,106,013	21,664,592	24,098,765	20,690,054	15,685,433
Receivables on Guarantees Honored	–	811	624	1,577	1,131
Foreign Exchange Portfolio	6,937,144	7,336,806	11,102,537	10,026,298	5,545,527
Receivables	183,015	197,120	331,064	249,849	187,910
Negotiation and Intermediation of Securities	1,124,197	357,324	602,543	175,185	761,754
Specific Receivables	–	–	–	–	146,919
Insurance Premiums Receivable	1,073,002	988,029	889,358	718,909	995,662
Sundry	12,941,687	12,937,408	11,324,857	9,640,966	8,107,714
Allowance for Other Doubtful Accounts	(153,032)	(152,906)	(152,218)	(122,730)	(61,184)
Other Assets	1,563,948	1,284,420	1,068,607	1,078,124	599,366
Other Assets	367,688	477,274	586,994	679,515	415,484
Provisions for Mark-to-Market Adjustments	(180,941)	(230,334)	(257,185)	(243,953)	(164,290)
Prepaid Expenses	1,377,201	1,037,480	738,798	642,562	348,172
Permanent Assets	4,357,865	4,887,970	4,956,342	5,483,319	4,348,014
Investments	984,970	1,101,174	862,323	512,720	884,773
Interest in Affiliated Companies:
– In the country	438,819	496,054	369,935	395,006	742,586
Other Investments	895,836	971,311	857,985	439,342	452,871
Allowance for Losses	(349,685)	(366,191)	(365,597)	(321,628)	(310,684)
Property, Plant and Equipment in Use	1,985,571	2,270,497	2,291,994	2,523,949	2,152,680
Buildings In Use	1,115,987	1,357,063	1,398,735	1,748,409	1,475,581
Other Fixed Assets	3,644,874	3,604,741	3,480,636	3,459,950	2,988,008
Accumulated Depreciation	(2,775,290)	(2,691,307)	(2,587,377)	(2,684,410)	(2,310,909)
Leased Assets	9,323	18,951	34,362	34,323	46,047
Leased Assets	23,161	58,463	63,812	51,198	51,214
Accumulated Depreciation	(13,838)	(39,512)	(29,450)	(16,875)	(5,167)
Deferred Charges	1,378,001	1,497,348	1,767,663	2,412,327	1,264,514
Organization and Expansion Costs	1,315,881	1,170,866	1,124,058	1,037,559	874,970
Accumulated Amortization	(785,364)	(699,710)	(572,620)	(568,525)	(481,127)
Goodwill on Acquisition of Subsidiaries, Net of Amortization	847,484	1,026,192	1,216,225	1,943,293	870,671
Total	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

	December

Liabilities	2005	2004	2003	2002	2001

Current and Long-Term Liabilities	189,163,465	169,596,632	162,406,307	131,652,394	100,199,709
Deposits	75,405,642	68,643,327	58,023,885	56,363,163	41,083,979
Demand Deposits	15,955,512	15,297,825	12,909,168	13,369,917	8,057,627
Savings Deposits	26,201,463	24,782,646	22,140,171	20,730,683	18,310,948
Interbank Deposits	145,690	19,499	31,400	23,848	40,446
Time Deposits	32,836,656	28,459,122	22,943,146	22,238,715	14,674,958
Other Deposits	266,321	84,235	–	–	–
Funds Obtained in the Open Market	24,638,884	22,886,403	32,792,725	16,012,965	14,057,327
Own Portfolio	12,690,952	8,248,122	6,661,473	915,946	12,178,855
Third-party Portfolio	11,947,932	14,430,876	17,558,740	12,188,054	1,878,472
Unrestricted Portfolio	–	207,405	8,572,512	2,908,965	–
Issuance of Securities	6,203,886	5,057,492	6,846,896	3,136,842	4,801,410
Exchange Acceptances	–	–	–	1,214	–
Mortgage Notes	847,508	681,122	1,030,856	384,727	780,425
Debentures Funds	2,624,899	–	7,291	100,369	48,921
Securities Issued Abroad	2,731,479	4,376,370	5,808,749	2,650,532	3,972,064
Interbank Accounts	139,193	174,066	529,332	606,696	192,027
Interbank Onlendings	–	–	159,098	35,686	4,519
Correspondent Banks	139,193	174,066	370,234	571,010	187,508
Interdepartamental Accounts	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Third-party Funds in Transit	1,900,913	1,745,721	1,782,068	1,337,729	762,505
Borrowings	7,135,327	7,561,395	7,223,356	9,390,630	7,887,154
Local Borrowings – Official Institutions	1,088	1,376	2,070	3,368	2,979
Local Borrowings – Other Institutions	18	11,756	4,010	216,812	230,468
Foreign Currency Borrowings	7,134,221	7,548,263	7,217,276	9,170,450	7,653,707
Local Onlending – Official Institutions	9,427,571	8,355,398	7,554,266	7,000,046	5,830,633
National Treasury	52,318	72,165	51,398	62,187	–
BNDES	4,237,973	3,672,007	3,403,462	3,437,319	3,067,220
CEF	59,588	395,820	459,553	453,803	433,381
FINAME	5,075,232	4,211,762	3,638,966	3,045,176	2,321,508
Other Institutions	2,460	3,644	887	1,561	8,524
Foreign Onlendings	183	42,579	17,161	47,677	316,283
Foreign Onlendings	183	42,579	17,161	47,677	316,283
Derivative Financial Instruments	238,473	173,647	52,369	576,697	111,600
Technical Provisions for Insurance, Private Pension Plans and
Savings Bonds	40,862,555	33,668,654	26,408,952	19,155,479	13,853,426
Other Liabilities	23,210,838	21,287,950	21,175,297	18,024,470	11,303,365
Collection of Taxes and Other Contributions	156,039	204,403	130,893	108,388	181,453
Foreign Exchange Portfolio	2,206,952	3,011,421	5,118,801	5,002,132	1,343,769
Social and Statutory Payables	1,254,651	900,266	851,885	666,409	572,265
Fiscal and Pension Plans Activities	5,041,312	4,495,387	4,781,458	4,376,031	3,371,127
Negotiation and Intermediation of Securities	893,957	312,267	595,958	109,474	1,307,385
Subordinated Debt	6,719,305	5,972,745	4,994,810	3,321,597	969,842
Sundry	6,938,622	6,391,461	4,701,492	4,440,439	3,557,524
Deferred Income	52,132	44,600	31,774	15,843	9,020
Deferred Income	52,132	44,600	31,774	15,843	9,020
Minority Interest in Subsidiary Companies	58,059	70,590	112,729	271,064	139,231
Stockholders' Equity	19,409,274	15,214,646	13,546,880	10,845,729	9,767,946
Capital:
– Local Residents	11,914,375	6,959,015	6,343,955	4,960,425	4,940,004
– Foreign Residents	1,085,625	740,985	656,045	239,575	259,996
Receivables	–	(700,000)	–	–	–
Capital Reserves	36,032	10,853	8,665	7,435	7,435
Profit Reserves	5,895,214	7,745,713	6,066,640	5,715,317	4,614,110
Mark-to-Market Adjustment – Marketable Securities and Derivatives	507,959	458,080	478,917	9,152	–
Treasury Stock	(29,931)	–	(7,342)	(86,175)	(53,599)
Stockholders' Equity Managed by Parent Company	19,467,333	15,285,236	13,659,609	11,116,793	9,907,177
Total	208,682,930	184,926,468	176,097,690	142,785,030	110,115,906

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

N.B.: The Balance Sheet by Maturity can be found in the Note 7.

Marketable Securities

Summary of the Classification of Securities – R$ million

	R$ million

		Insurance/	Private	Other Activities
	Financial	Savings Bonds	Pension Plans		Total	%

Trading Securities	5,837	7,304	28,850	344	42,335	72.2
Securities Available for Sale	9,726	1,371	810	20	11,927	20.4
Securities Held to Maturity	1,170	–	3,137	–	4,307	7.4
Subtotal	16,733	8,675	32,797	364	58,569	100.0
Purchase and Sale Commitments	1,044	870	3,968	–	5,882
Total on December 31, 2005	17,777	9,545	36,765	364	64,451
Total on December 31, 2004	25,621	6,477	30,237	87	62,422

Composition of Marketable Securities by Issuance

	R$ million

Securities	2004	2005

	December	September	December

Government	33,656	30,967	28,449
Private	8,355	13,623	13,944
PGBL / VGBL	10,177	11,420	16,176
Subtotal	52,188	56,010	58,569
Purchase and Sale Commitments:	10,234	8,238	5,882
Funds	5,913	2,102	1,914
PGBL / VGBL	4,321	6,136	3,968
Total	62,422	64,248	64,451

Classification of Marketable Securities by Segment – in percentage

N.B.: The Composition of Marketable Securities Portfolio consolidated by: issuer, maturity, business segment and by category can be found in the Note 10.

Loan Operations

The consolidated balance of loan operations reached at the end of 4Q05 a total of R$ 81.1 billion, representing a 7.8% increase in 4Q05 and a 29.2% growth in the year.

As a result of the strategy to reinforce Bradesco’s performance in typical retail operations, not only by means of organic growth, but also by means of acquisition of loans and operating agreements, the growth in the loan portfolio was more pronounced in products destined to individuals, especially the portfolios of products destined to the acquisition of assets and personal loan. Referring to legal entities, the portfolios concerned with foreign trade activities and business activity stood out.

Loan Operations – Total Portfolio

The loan for individuals showed a 56.8% growth when compared to the balance of December 2004, and the growth was 8.6% in 4Q05, in view of a reduced demand for loans related to consumer financing, whether from own portfolio or from operating agreements and consigned loan.

The loan granted to companies picked up in 4Q05, a 7.3% increase compared to September 2005, reaching an annual growth of 15.2% . We pointed out in 4Q05, a higher growth of loans to micro, small and medium-sized companies (SMEs) and also a high growth in U.S. dollar-denominated portfolios, due to a strong appreciation of U.S. dollar in December 2005.

Loan Operations – per Type of Client

It is still expected for 2006 a loan portfolio growth of individual clients, although less intense than the previous year’s, in view of the consolidation of certain types of financings, which were previously not focused by the Organization, such as consigned loans and operating agreements with large retail chains.

On the other hand, we estimate a better performance of corporate loan portfolio, in view of a scenario of economic growth pickup and drop of interest rates, although the U.S. dollar-indexed portfolios may suffer important changes when referred to in Reais by currency fluctuation.

In the wake of the higher increase in the individuals segment operations, as previously commented, its relative participation in the loan portfolio was meaningful in the period, already representing, in December 2005, 40.9% of the total portfolio compared to 33.8% observed in December 2004.

Loan Operations – per Activity Sector

	R$ million

	2004		2005

	December	%	September	%	December	%

Public Sector	537	0.8	795	1.1	891	1.1
Private Sector	62,251	99.2	74,449	98.9	80,239	98.9
Industry	18,549	29.5	18,849	25.1	20,396	25.1
Commerce	9,826	15.6	11,324	15.0	12,077	14.9
Financial Intermediary	344	0.6	236	0.3	259	0.3
Services	11,232	17.9	12,363	16.4	13,193	16.3
Agribusiness, Fishing, Silviculture and
Forest Exploitation	1,109	1.8	1,088	1.4	1,093	1.4
Individuals	21,191	33.8	30,589	40.7	33,221	40.9
Total	62,788	100.0	75,244	100.0	81,130	100.0

When distribution is concerned, by activity sector, the industry remained in absolute terms with the highest loan volume (with 25.1% of the total portfolio), standing out once more the segments directly related to exports, such as agri-industry, steel, metallurgy and automotive, followed by Services (16.3%) and Commerce (14.9%) .

Loan Operations – per Type

	R$ million

	2004		2005

	September	December	September	December

Borrowings and Discount of Trade Receivables	26,818	27,791	33,988	36,483
Financings	19,608	21,906	28,055	30,142
Rural and Agribusiness Loans	5,955	6,082	5,733	6,403
Leasing Operations	1,451	1,661	2,208	2,518
Advances on Foreign Exchange Contracts	5,618	4,796	4,730	5,017
Subtotal of Loan Operations	59,450	62,236	74,714	80,563
Other Loans	526	552	530	567
Total Loan Operations	59,976	62,788	75,244	81,130
Sureties and Aval Guarantees Recorded in Memorandum Accounts	6,960	8,100	8,674	9,630
Total Including Sureties and Aval Guarantees	66,936	70,888	83,918	90,760

We point out the evolution in 4Q05 in Sureties and Aval Guarantees recorded, with a growth of 11%, pointing out the large corporate operations.

Loan Portfolio Quality

During 2005 we verified an improvement in the portfolio profile, resulting in a higher contribution from credits under the “AA and C” ratings, amounting to 93.2% of total balance, compared to 92.3% in December 2004, despite a change occurred in the portfolio profile, which as already seen, has been showing a significant increase in loans for individuals.

The total volume of allowance for doubtful accounts reached R$ 4,959 million, presenting a slight decrease in relative terms, when compared to the total loan portfolio (6.2% in September 2005 to 6.1% in December 2005), as a result of improved quality of the loan portfolio mentioned above.

Loan Operations by Rating – in percentage

In this regard, we point out the consistency of the provision criteria adopted, which may be evidenced through the analysis of historical data of allowances for doubtful accounts and losses effectively occurred in the subsequent period of twelve months.

Allowance for Loan Losses (PPD) x Default x Losses – Percentage over Loan Operation Balance

It can be verified in the graph above that for a total provision of 6.6% of the loan portfolio in December 2004, the loss over the subsequent twelve months was 2.7% of the portfolio, attesting that the coverage margin was maintained in comfortable levels throughout the periods.

It was also observed during 2005 the delinquency maintenance in E-H rated operations, in which loans to individuals that by nature present higher delinquency rates than corporate loans, have a larger share. It is worth pointing out that a significant growth in the delinquency of loan portfolios, when analyzed individually, was not observed.

For 2006, if the outlook of greater expansion in loan operations for individuals is confirmed, the overall delinquency rate may present a slight increase, notwithstanding the portfolios delinquency remains steady, given the importance that individual clients may assume in the portfolio breakdown.

Loan Portfolio Profile

Breakdown of the Normal Course Loan Portfolio by Maturity – R$ million

The loan portfolio profile under normal course has been extending, mainly in view of consumer financing operations, which by their nature have a longer term. The operations with maturity exceeding 180 days already represent 48.8% of total portfolio in 2005, against 45.4% in the previous year.

The consolidated loan portfolio movement over the past twelve months, based on December 2005, indicates the adequacy and consistency of the credit rating instruments employed in the loan granting process.

Loan Portfolio Movement between December 2004 and 2005 – R$ million

Loan Portfolio Movement between December 2004 and 2005

Rating	Borrowers Remaining from December 2004		New Borrowers Between December 2004 and 2005		Total Loans in December 2005

	R$ million	%	R$ million	%	R$ million	%

AA – C	59,800	92.4	15,847	96.5	75,647	93.2
D	1,410	2.2	168	1.0	1,578	2.0
E – H	3,490	5.4	415	2.5	3,905	4.8
Total	64,700	100.0	16,430	100.0	81,130	100.0

The loan portfolio has been constantly maintaining its good quality, which may be verified by the table above and by the positive evolution over the past 5 years, as seen in the table “Loan Portfolio by Rating”, which shows an extremely positive evolution of AA to C rated operations, from 90.6% to current 93.2% .

It is worth pointing out once more that the breakdown of portfolio balance may cause such rate to be reduced, without meaning a deterioration of its quality, due to a higher concentration in consumer financing operations to individuals.

Concentration of Loan Portfolio – R$ million

As a result of the growth strategy of loan portfolio in retail, especially individuals, the concentration of largest borrowers kept decreasing in December 2005, in relation to the status showed in the previous year, as can be evidenced in the following table:

	2004				2005

	September	%	December	%	September	%	December	%

Largest Borrower	931	1.6	897	1.4	835	1.1	922	1.1
10 Largest Borrowers	5,746	9.6	5,593	8.9	5,788	7.7	5,762	7.1
20 Largest Borrowers	8,803	14.7	8,239	13.1	8,483	11.3	8,668	10.7
50 Largest Borrowers	14,196	23.7	13,055	20.8	13,170	17.5	13,904	17.1
100 Largest Borrowers	18,062	30.1	16,683	26.6	17,232	22.9	18,187	22.4

Loan Portfolio Indicators

In order to ease the follow-up of the quantitative and qualitative performance of Bradesco’s loan portfolio, we present below a comparative summary of the main figures and indicators:

	R$ million

Items	2004		2005

	September	December	September	December

Total Loan Operations	59,976	62,788	75,244	81,130
– Individuals	18,688	21,191	30,589	33,221
– Corporate	41,288	41,597	44,655	47,909
Existing Provision	4,181	4,145	4,647	4,959
– Specific	1,885	1,785	2,053	2,288
– Generic	1,383	1,435	1,642	1,657
– Additional	913	925	952	1,014

Specific Provision/Existing Provision (%)	45.1	43.1	44.2	46.1
Existing Provision/ Loan Operations (%)	7.0	6.6	6.2	6.1

	R$ million

Items	2004		2005

	September	December	September	December

AA – C Rated Loan Operations / Loan Operations (%)	91.6	92.3	93.1	93.2
Operations Under Risk Management (D Rating) / Loan Operations (%)	2.9	2.7	2.0	2.0
E – H Rated Loan Operations / Loan Operations (%)	5.5	5.0	4.9	4.8

Loan Operations (D Rating)	1,765	1,693	1,496	1,578
Existing Provision for D Rating Loan Operations	398	454	352	407
Provision/ D Rating Loan Operations (%)	22.5	26.8	23.5	25.8
D – H Rated Loan Operations overdue	2,533	2,441	2,911	3,303
Total Provision/D – H Rated Loan Operations overdue (%)	165.1	169.8	159.6	150.1

E – H Rated Loan Operations	3,287	3,167	3,681	3,905
Existing Provision for E – H Rated Loan Operations	2,856	2,741	3,159	3,401
Provision/ E – H Rated Loan Operations (%)	86.9	86.5	85.8	87.1
E – H Rated Loan Operations overdue	2,175	2,062	2,426	2,714
Total Provision/E – H Rated Loan Operations overdue (%)	192.2	201.0	191.5	182.7

Total Provision / Non Performing Loans (%) (*)	186.7	193.7	198.5	183.5
(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

The evolution of figures during 2005 continues to confirm the portfolio's low credit risk, based on its comfortable coverage levels. For the year of 2006, Bradesco remains prepared to take full advantage of all business opportunities, focused on increasing the loan portfolio, while respecting the established loan granting parameters, rooted by the traditional concepts of security, consistency, selectivity and diversification.

Funding

Deposits by Maturity

	R$ million

	2005

Deposits	September	December

		Up to 30	From 31 to	From 181 to	More than
	Total	days	180 days	360 days	360 days	Total

Demand	14,774	15,956	–	–	–	15,956
Savings	24,791	26,201	–	–	–	26,201
Interbank	89	87	43	16	–	146
Time	31,262	4,741	5,363	1,894	20,839	32,837
Other Deposits	179	266	–	–	–	266
Total	71,095	47,251	5,406	1,910	20,839	75,406

Demand Deposits – R$ billion

Checking Accounts

The balance of Checking Accounts of Bradesco Organization in the end of 2005 was R$16.0 billion.

In compliance with a policy of continued improvement of products and services, we reformulated the design of check books by adding new security devices, such as double-trace printing in heat-sensible ink, enabling a greater assurance against adulteration of new check forms.

Quantity of Checking Accounts – Individuals and Corporate – In thousands

Savings Accounts

The balance of Bradesco Organization Savings Accounts at the end of 2005, was R$ 26.2 billion in deposits, corresponding to a 19.3% market share in the Brazilian Savings and Loan System (SBPE) and secured the leadership of Bradesco among all private banks in the Brazilian Financial System.

The evolution of balances of such portfolio in 2005 was R$ 1.4 billion, which accounts for an increase of 5.6% in 2005, maintaining amongst private banks, a market share of 31.6% .

Savings Account Deposits – R$ billion

Share of SBPE (Brazilian Savings and Loan System) – in percentage

Checking Accounts

Number of Savings Accounts – million

Asset Management

In 2005, Bradesco obtained various awards in the market, as follows:

For the third consecutive year, Bradesco stood out in the Ranking Invest Tracker-Estadão – “Melhores Fundos” (Best Investment Funds) as it obtained the five-star Fund status;

Bradesco was elected as the “Top Gestão de Fundos 2005 em Renda Mista” (2005 Mixed-Income Fund Top Asset Management), according to a strict methodology applied by the U.S. agency Standard & Poor’s;

Bradesco was also elected as the Best Asset Manager, the top ranking Foco/Quantum;

Bradesco stood out in the August/September/October 2005 edition of Star Ranking “The Best Investment Funds”, exclusively for the magazine ValorInveste by Standard & Poor’s. Fifteen investment funds managed by BRAM –Bradesco Asset Management were granted four and five star rating;

And finally, Bradesco was the investment fund manager, which received the best evaluation from magazine ValorInveste, a publication edited by the newspaper Valor Econômico, in December 2005. The work of verifying the quality of funds is conducted by Standard & Poor’s, the world’s largest risk rating agency.

These awards confirm Bradesco’s concern with the excellence in the asset management, by always offering the best investment options to all investors’ profiles.

Stockholders’ Equity

	R$ million

	2004		2005

	September	December	September	December

Investment Funds	80,852	86,253	101,697	107,540
Managed Portfolios	9,319	8,243	7,782	8,162
Third-party Fund Quotas	3,095	5,144	5,177	5,480
Total	93,266	99,640	114,656	121,182

Asset Distribution

	R$ million

	2004		2005

	September	December	September	December

Investment Funds – Fixed Income	78,148	83,441	98,387	104,183
Investment Funds – Floating Rate	2,704	2,812	3,310	3,357
Investment Funds – Third-Party	3,004	5,066	4,922	5,103
Total	83,856	91,319	106,619	112,643
Managed Portfolio – Fixed Income	6,742	5,922	5,996	6,340
Managed Portfolio – Floating Rate	2,577	2,321	1,786	1,822
Managed Portfolios – Third-Party	91	78	255	377
Total	9,410	8,321	8,037	8,539
Total Fixed Income	84,890	89,363	104,383	110,523
Total Floating Rate	5,281	5,133	5,096	5,179
Total Third-Party Funds	3,095	5,144	5,177	5,480
Total	93,266	99,640	114,656	121,182

Total Asset Under Management according to ANBID’s Global Ranking – R$ million (*)

Number of Funds, Portfolios and Quotaholders

	December 2004		September 2005		December 2005

	Quantity	Quotaholders	Quantity	Quotaholders	Quantity	Quotaholders

Investment Funds	507	2,683,514	507	3,385,475	516	3,392,016
Managed Portfolios	105	371	112	343	110	390
Total	612	2,683,885	619	3,385,818	626	3,392,406

4 - Operating Companies

Bradesco Insurance and Private Pension Group

Insurance Companies

Aggregated Balance Sheet (*)

	R$ million

	2004		2005

	September	December	September	December

Assets
Current and Long-Term Assets	37,679	39,306	45,171	49,169
Marketable Securities	35,157	36,778	42,380	46,423
Insurance Premiums Receivable	906	951	1,008	1,041
Other Receivables	1,616	1,577	1,783	1,705
Permanent Assets	1,016	965	662	585
Total	38,695	40,271	45,833	49,754

Liabilities
Current and Long-Term Liabilities	34,357	37,195	40,889	43,880
Tax, Civil and Labor Contingencies	1,072	1,087	1,131	1,208
Payables on Insurance, Private Pension Plans and Savings Bonds	425	401	483	455
Other Liabilities	1,275	2,075	1,040	1,355
Technical Provisions for Insurance	2,477	2,687	3,526	3,703
Technical Provisions for Private Pension Plans	27,059	28,960	32,574	35,020
Technical Provisions for Savings Bonds	2,049	1,985	2,135	2,139
Minority Interest	36	35	74	83
Stockholders’ Equity	4,302	3,041	4,870	5,791
Total	38,695	40,271	45,833	49,754

(*)	Includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco, and Private Pension Plans and Savings Bonds Operations.

Aggregated Statement of Income (*)

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Net Premiums Written	3,999	4,472	15,389	4,314	5,084	16,825
Reinsurance Premiums and Redeemed
Premiums	(535)	(635)	(2,105)	(768)	(780)	(3,178)
Insurance, Private Pension Plans and
Savings Bonds Retained Premiums	3,464	3,837	13,284	3,546	4,304	13,647
Variation in Technical Provisions	(1,076)	(1,280)	(3,927)	(739)	(1,319)	(2,756)
Fee Income	82	88	311	109	110	414
Retained Claims	(1,311)	(1,318)	(5,158)	(1,463)	(1,533)	(5,825)
Expenses for Savings Bonds Draws and
Redemptions	(313)	(291)	(1,223)	(338)	(331)	(1,229)
Expenses for Private Pension Plans
Benefits and Redemptions	(513)	(511)	(2,132)	(615)	(593)	(2,582)
Selling Expenses	(217)	(236)	(873)	(249)	(267)	(975)
Other Operating Income (Expenses)	45	(4)	(76)	(12)	(77)	(77)
Personnel and Administrative Expenses	(244)	(229)	(997)	(246)	(269)	(918)
Tax Expenses	(32)	(40)	(137)	(46)	(52)	(175)
Financial Result	405	432	1,894	702	688	2,427
Operating Income	290	448	966	649	661	1,951
Non-Operating Income	19	(28)	(45)	28	(50)	(71)
Equity Result	(1)	(90)	84	18	(42)	396
Minority Interest	–	(2)	1	(1)	(6)	(9)
Income before Taxes and Contributions	308	328	1,006	694	563	2,267
Taxes and Contributions on Income	(107)	(16)	(118)	(269)	(191)	(670)
Net Income	201	312	888	425	372	1,597

(*)	It includes Bradesco Saúde, wholly-owned subsidiary of Banco Bradesco, equity accounting of IRB, affiliated to Banco Bradesco, and Private Pension Plans and Savings Bonds Operations.

Performance Ratios – in percentage

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Claims Ratio (1)	84.2	79.1	83.1	79.9	84.9	82.3
Selling Ratio (2)	12.0	12.1	12.3	11.4	12.1	11.6
Combined Ratio (3)	104.6	101.9	108.3	101.5	109.1	103.4
Expanded Combined Ratio (4)	93.7	92.8	98.3	86.9	91.8	89.8
Administrative Expense Ratio (5)	12.7	11.9	12.8	11.9	13.3	11.2

N.B.:	For the purposes of comparison, in 2005 we excluded the provision for Health Insurance, at the amount of R$ 324 million. We also excluded the administrative provision for VGBL in 4Q05 and in 2005, at the amount of R$ 90 million.
	(1)	Retained Claims/Earned Premiums.
	(2)	Selling Expenses/Earned Premiums.
	(3)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/Earned Premiums.
	(4)	(Retained Claims + Selling Expenses + Administrative Costs + Taxes + Other Operating Expenses)/(Earned Premiums + Financial Result).
	(5)	Administrative Expenses/Earned Premiums.

Insurance Premiums – Market Share (%)

Source: SUSEP and ANS

In the insurance segment, according to information published by SUSEP and ANS data, up to December 2005, Bradesco secured R$ 13.3 billion in premiums and maintained its leadership with a 26.1% market share. The insurance sector obtained a total of R$ 51.0 billion in premiums up to December 2005.

Growth in Technical Provisions (*) – R$ million

(*)	Bradesco Saúde, Banco Bradesco’s wholly-owned, is included.

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums by Insurance Line – R$ million

Insurance Line	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health (*)	792	805	3,036	885	888	3,428
Auto/RCF	413	436	1,634	520	525	1,998
Life/AP/VGBL	268	325	1,103	337	300	1,246
Basic Lines	90	93	368	94	92	365
DPVAT	26	23	111	28	25	137
Total	1,589	1,682	6,252	1,864	1,830	7,174

N.B.:
for the purposes of comparison, in 2005 we excluded the provision for Health Insurance, at the amount of R$ 324 million. We also excluded the administrative provision for VGBL in 4Q05 and in 2005, at the amount of R$ 90 million.

In 2005, there was an increase of 14.7% in premiums earned in the insurance segment, if compared to the same period of the previous year.

Earned Premiums by Line – %

N.B.:
for the purposes of comparison, in 2005 we excluded the provision for Health Insurance, at the amount of R$ 324 million. We also excluded the administrative provision for VGBL in 4Q05 and in 2005, at the amount of R$ 90 million.

Retained Claims by Insurance Line – R$ million

Insurance Line	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	734	749	2,805	805	854	3,244
Auto/RCF	357	363	1,430	400	417	1,524
Life/AP/VGBL	164	139	646	212	209	802
Basic Lines	61	65	231	53	56	237
DPVAT	22	14	85	20	17	96
Total	1,338	1,330	5,197	1,490	1,553	5,903

Breakdown of Loss Ratio by Insurance Line (%)

N.B.:
for the purposes of comparison, in 2005 we excluded the provision for Health Insurance, at the amount of R$ 324 million. We also excluded the administrative provision for VGBL in 4Q05 and in 2005, at the amount of R$ 90 million.

Insurance Selling Expenses by Insurance Line – R$ million`

Insurance Line	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Health	25	25	96	25	26	102
Auto/RCF	77	76	295	93	95	358
Life/AP/VGBL	72	83	303	74	83	298
Basic Lines	17	20	74	21	17	73
DPVAT	–	–	–	–	1	2
Total	191	204	768	213	222	833

Selling Expenses by Insurance Line (%)

N.B.:
for the purposes of comparison, in 2005 we excluded the provision for Health Insurance, at the amount of R$ 324 million. We also excluded the administrative provision for VGBL in 4Q05 and in 2005, at the amount of R$ 90 million.

Number of Insured – in thousands

In 2005, there was an increase of 16.3% in the customer base.

When comparing 2005 to the same period of the prior year, Bradesco Saúde maintained its noteworthy market position, especially in the corporate health insurance segment (source: ANS). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.5 million customers, of which 2.2 million pertain to the corporate segment.

The increasing number of insured from large corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in the Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

Almost 12 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 31 are Bradesco’s insurance clients and out of the country’s 50 largest companies, 32% are Bradesco Saúde’s clients. (source: Exame magazine’s Maiores e Melhores de julho de 2005 – Biggest and Best List, July 2005).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Until December 2005, Bradesco maintained an outstanding position among the insurance companies in the Brazilian Basic Line (RE) Insurance market, with a significant 9.0% share of total market sales in this area.

Referring to the insurance portfolio named as Corporate, Bradesco Auto/RE insures the assets of Brazil’s largest companies related to oil, petrochemical, steel, mining, home-building, aircraft, automobile, food, pulp and paper industries, by means of insurance policies for Operational Risks, Named, Oil, Port Operator, Civil Liability, Engineering Risks, Domestic and International Transport, Hull and Aircraft.

Concerning Large Risk insurance, we point out the following insured companies: Volkswagen, DaimlerChrysler, Cia. de Transmissão de Energia do Estado de São Paulo, BR Distribuidora and Furnas. Also in such area, Bradesco Auto/RE, in partnership with Chubb do Brasil, intensified the commercialization of insurance policies for executives’ responsibility protection, most known as D&O.

In the area of Domestic and International Transport insurance, we are conquering new and important businesses, by implementing an intense schedule of visits to insurance brokers through various regions of Brazil, together with the Corporate team, and also increasingly consolidating a good relationship with Bradesco’s Corporate and Empresas (Middle Market) segment, including visits to their respective clients.

We are also being successful in keeping profitable insurance policies and, as possible, removing from the portfolio the accounts not adding satisfactory results.

In the aviation segment, we maintained our majority interest in Varig’s insurance, we conquered Embraer’s insurance in co-insurance, we renewed insurance polices of Infraero, Star One and BR Distribuidora. In addition, we have been maintaining a good performance in the segment of business aircraft, the products “Bradesco Seguro Aeronáutico” (Bradesco Aircraft Insurance), which completed one year since its launching. In the Maritime Hull area, we renewed important and significant accounts of the companies Hermasa, Elcano and Guarita.

Bradesco Auto/RE consolidated the relationship with Bradesco Corporate and Bradesco Empresas (Middle Market), also maintaining a specific structure linked to such Bradesco’s segments. This strategy resulted in a greater closeness with Bradesco’s clients and enabled to obtain and/or renew insurance programs of large companies installed in the country.

In the mass market insurance segment, whose products are focused on individuals, small and medium-sized (SME’s) companies, we maintained a meaningful number of customers, in particular those of the Residential Insurance line, with more than 800 thousand homes insured.

Another high profitability segment was the Diverse Risks directed to equipment, mainly the insurance arising from operations of Leasing, FINAME and CDC of Banco Bradesco.

The continuous upgrading of products provides the improvement of the services rendered to our clients and contributing significantly for the increase in income of the current period.

In the Auto/RCF line, the market was affected by intense competition in big metropolitan areas, aggravated by a small growth in insured vehicle market.

During the period, we maintained our technically correct pricing policy, focused on balanced portfolio results. We consolidated our pricing policy based on the insured specific characteristics, after one year it was launched. We also maintained differentiated services, which add value to our products, such as discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of electronic relationships with brokers and those insured, which are carried out via the Internet.

Bradesco’s market share of the Auto/RCF portfolio, up to December, 2005 was 17.5% .

Awards/Recoenition

1.	In March, Bradesco Seguros was awarded with the “Segurador Brasil 2005”, sponsored by “Segurador Brasil” magazine, being elected as the “Insurance Company of the Year”.

2.
In March, Bradesco Seguros was appointed in the seventh edition of the poll “Marcas de Quem Decide” (Brands of Those Who Decide), as the preferred insurance company amongst Rio Grande do Sul state consumers. This poll is prepared by Jornal do Comércio in partnership with the Qualidata Institute, being recognized as the most complete study concerning brands in the Brazil’s south region.

3.
In April, the president of Bradesco Seguros e Previdência, Luiz Carlos Trabuco Cappi, represented the Insurance and Private Pension Plans category in the event Brazilian Sector Leader promoted by Gazeta Mercantil. Cappi was selected as Brazilian Sector Leader under such category in 2004. He was chosen at the Forum of Gazeta Mercantil Leaders.

4.
In May, Bradesco Seguros was chosen the “Outstanding Performance of the Year”, in award promoted by the “Conjuntura Econômica” magazine, of Getulio Vargas Foundation Brazilian Institute of Economy (Ibre/FGV ), as the best insurance company in 2004 under the following aspects: Net Income, Total Assets, Stockholders’ Equity and Best Operating Margin.

5.
In May, Bradesco Seguros e Previdência website won the iBest Award for the fourth time, regarded as the “Oscar” of the Brazilian Internet. The Insurance Company was the winner in the popular vote for “Insurance” category and “Marketing Campaign” category (Academia iBest), where it competed with various segment companies, which makes this achievement even more significant.

6.
In May, Bradesco Seguros won the “XI Prêmio Abemd de Marketing Direto 2005” (Direct Marketing 9th Abemd Award 2005), promoted by the Brazilian Association of Direct Marketing (Abemd). The Company won the category Financial Products and Services – Insurance, Private Pension Plans, Investment, Savings Bonds and Others, thanks to the case “Campanha Renovação de Seguro Auto” (Auto Insurance Renewal Campaign).

7.
In May, Bradesco Seguros was awarded in the category Insurance Leadership/Insurance Company on the “X Top of Mind – Common Market, Successful Brands – Minas Gerais”, promoted by “Mercado Comum” magazine.

8.
In June, Bradesco Seguros deserved special acknowledgment in the “Balanço Financeiro” magazine award, an annual publication edited by “Gazeta Mercantil” in partnership with the consulting firm Austin Rating. The company was awarded in the “Insurance” category.

9.
In June, Bradesco Seguros was awarded with the trophy “Gaivota de Ouro”, granted by the “Seguro Total” magazine. The company deserved special acknowledgment in the category “Excellence in total premiums” in the “V Prêmio Mercado de Seguros 2005” (5th Insurance Market Award 2005).

10.
In August, Bradesco Seguros received the 2005 Carrier Preference Award, under the category “Insurance Company”, of the Union of Carriers of the State of Rio Grande do Sul (SETCERGS). The award created in 1994 aims at knowing which products and brands are preferred by the carriers of Rio Grande do Sul.

11.
In September, the president of Grupo Bradesco Seguros e Previdência, Luiz Carlos Trabuco Cappi, received the award “Outstanding Performances of 2004/2005”, and was considered the “Insurance Man of the Year”. The “Outstanding Performances of the Year”, conducted with members of “Clube Vida em Grupo” (Group Life Club) of Rio de Janeiro (CVG – RJ), exists for 29 years and it is regarded as the “Insurance Oscar”, paying a tribute to professionals of such area, entities and companies which most contributed to the growth of insurance market.

12.
In September, Bradesco Auto/RE Companhia de Seguros conquered the award “The Best in the Market” under the category “Auto/RE Outstanding Executive”, promoted by the Chamber of Insurance Brokers of Rio Grande do Sul.

13.
In September, Bradesco Seguros conquered the award “The Best in the Market” under the category “Special Outstanding Performance” for the UniverSeg Program Project. The award was promoted by the Chamber of Insurance Brokers of Rio Grande do Sul.

14.
In October, Bradesco Seguros conquered for the fourth consecutive time the award “Folha Top of Mind”, under the “Insurance” category. The award is granted annually to the most recalled brands by consumers according to a survey conducted by Datafolha Institute among thousands of people throughout Brazil.

15.
In October, Bradesco Auto/RE Companhia de Seguros won the “JC Recall de Marcas 2005” award, which elects the most known brands in the metropolitan region of Recife, under the “Automobile Insurance Company” category, promoted by “Jornal do Comercio” in the state of Pernambuco. According to a survey conducted by Harrop Institute in August, the awarded companies were those most recalled by consumers in Pernambuco.

16.
In November, Bradesco Seguros received the award “Secovi Destaque Fornecedor 2005” (Secovi Outstanding Supplier 2005) at the Fair Secovi Condomínios, held at the Centro de Exposições Imigrantes in São Paulo.

17.
In December, Bradesco Seguros won the trophy “Alvorada 2005”, under Auto/RE segment, elected as the best insurance company according to Brasília brokers’ opinion. The electronic voting occurred via the Sincor/DF (Insurance Brokers Union) Website.

18.
In December, for the second consecutive time, Bradesco Seguros received an honor with the trophy “Bandeirantes”, under the Best Superintendent category of all insurance companies operating in the state of Goiás. Goiás insurance brokers voted, which was also electronic, and delivered by Sincor/GO.

Sponsorships

1.
In March, Bradesco Seguros was the exclusive sponsor for the 37th edition of the award “Sports Highlights”, promoted by “A Notícia”, a newspaper from the state of Santa Catarina. The event took place at CentroSul’s conventions center, in the city of Florianópolis. In 2004, 44 successful athletes from Santa Catarina were honored with a trophy called “O Jornaleiro”.

2.	In April, Bradesco Seguros sponsored Motoristas.com, a website launched by Globo Online – “O Globo” newspaper Internet version in partnership with Detran ( Traffic State Department) – Rio de Janeiro.

3.	In May, Bradesco Seguros was the official insurance company of the “XII Bienal Internacional do Livro” (12th International Book Fair), held in the city of Rio de Janeiro.

4.
In May, Bradesco Seguros sponsored the event “Ética e Transparência na Atividade Seguradora a Massificação dos Seguros” (Ethics and Transparency in the Insurance Activity, Mass Insurance) held at the Hotel Jaraguá Convention Center, in São Paulo.

5.	In May, Bradesco Seguros sponsored the 4th Symposium of Insurance Brokers of Santa Catarina, held at the Centreventos Cau Hansen, in the city of Joinville.

6.	In August, Bradesco Seguros sponsored the 31st National Conference of Human Resources (CONARH), which took place at the Transamérica Expo Center, in São Paulo.

7.	In August, Bradesco Seguros sponsored the 1st Forum of Mass Insurance Marketing, which took place at the Maksoud Plaza Hotel, in the city of São Paulo.

8.	In October, Bradesco Seguros was one of the sponsors of the 14th Brazilian Congress of Insurance Brokers and of the 13th Exposeg, which occurred simultaneously at the Convention Center in Maceió.

9.
In October, Bradesco Seguros sponsored the “VII Encontro das Melhores Empresas para Você Trabalhar” (7th Meeting of Best Companies to Work for), promoted by the magazines “Exame” and “Você S/A”. The event took place at the São Paulo American Chamber (AMCHAM) and relied on the participation of executives of companies listed in 2005 edition of the Guia EXAME-VOCÊ S/A publication – The Best Companies to Work for- 2005.

10.
In November, Bradesco Seguros sponsored the “IV Encontro Anual do Setor Elétrico Brasileiro” (4th Annual Meeting of the Brazilian Electricity Industry), promoted by Eletrosul at its headquarters, in the city of Florianópolis.

11.
In November, Bradesco Seguros sponsored the Fair Secovi Condomínios held at the Centro de Exposições Imigrantes, in São Paulo. The fair exhibited services and products for condominiums and management companies, and relied on the presence of businessmen and executives of companies awarded in the fair, journalists and communication vehicle editors and authorities.

Vida e Previdência (Private Pension Plans)

Balance Sheet

	R$ million

	2004		2005

	September	December	September	December

Assets
Current and Long-Term Assets	29,454	31,279	34,719	37,715
Funds Available	41	6	46	12
Marketable Securities	28,826	30,246	33,876	36,772
Insurance Operations and Other Receivables	587	1,027	797	931
Permanent Assets	1,194	1,590	918	143
Total	30,648	32,869	35,637	37,858

Liabilities
Current and Long-Term Liabilities	28,171	31,144	33,697	36,541
Tax and Social Security Contingencies	704	723	740	942
Operating Liabilities for Insurance and Private Pension Plans	61	518	114	78
Other Liabilities	347	943	269	501
Technical Provisions	27,059	28,960	32,574	35,020
Stockholders' Equity	2,477	1,725	1,940	1,317
Total	30,648	32,869	35,637	37,858

Statement of Income

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Retained Premiums	266	322	1,039	294	311	1,194
Variations in Premium Reserves	(25)	(28)	(67)	–	(10)	(27)
Earned Premiums	241	294	972	294	301	1,167
Retained Claims	(138)	(136)	(561)	(189)	(192)	(754)
Expenses with Benefits – VGBL	(11)	(12)	(37)	(28)	(19)	(78)
Selling Expenses – Insurance	(55)	(66)	(227)	(63)	(63)	(238)
Other Operating Income (Expenses)	75	78	267	95	55	341
Income from Contributions and VGBL	1,810	2,233	6,903	1,869	2,645	7,304
Technical Provisions Variation –
Private Pension Plans and VGBL	(973)	(1,200)	(3,640)	(659)	(1,258)	(2,105)
Benefits/Redemptions Expenses	(486)	(499)	(2,093)	(588)	(574)	(2,505)
Redemptions Expenses – VGBL	(357)	(485)	(1,411)	(600)	(628)	(2,470)
Selling Expenses – Private Pension
Plans and VGBL	(39)	(43)	(157)	(44)	(58)	(184)
Administrative Expenses	(62)	(67)	(235)	(66)	(102)	(284)
Tax Expenses	(12)	(19)	(51)	(22)	(27)	(79)
Financial Income	1,117	1,129	4,237	1,180	1,357	4,860
Financial Expenses	(926)	(909)	(3,160)	(845)	(1,034)	(3,679)
Equity Income and Expenses	58	141	368	89	(55)	534
Non-Operating Income	3	(16)	(11)	(1)	(15)	(29)
Income before Taxes and Contributions	245	423	1,164	422	333	1,801
Taxes and Contributions on Income	(64)	(97)	(269)	(111)	(104)	(401)
Net Income	181	326	895	311	229	1,400

Income from Private Pension Plans and VGBL – Market Share (%)

Source:SUSEP

In 2005, income from private plans totaled R$ 7.304 billion

Life Insurance Premiums and Personal Accidents – Market Share (%)

Source:SUSEP

In 2005, income from net premiums written amounted to R$ 1.312 billion.

Increase in Technical Provisions – R$ million

Total technical provisions of Bradesco Vida e Previdência in December 2005 of R$ 35,020 million comprised R$ 20,320 million for supplementary private pension plans, R$ 13,529 million for VGBL, R$ 1,089 million for life and personal accident, R$ 78 million for DPVAT and R$ 4 million for retroassignment.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source:ANAPP

In December 2005, the Investment Portfolios reached R$ 35,427 million.

Increase in Number of Participants – in thousands

Increase in Life Insurance Policyholders and Personal Accidents – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 37.5% share of income from private pension plans and VGBL and a 16.0% share of life insurance premiums and personal accident.

Bradesco is also sole leader in VGBL plans with a 44.8% share and a 27.6% share in PGBL (source: ANAPP (Brazilian Association of Private Pension Plan) – 2005 data).

The number of Bradesco Vida e Previdência customers reached 22.7%, in December 2005, compared to December 2004, surpassing the record of 1.6 million private pension plan and VGBL participants and 8.3 million life insurance and personal accident holders. This significant increase was prompted by the strength of the Bradesco Brand name, by the use of an appropriate management and sales policies.

Technical provisions totaled R$ 35.0 billion in December 2005, an increase of 20.9% as compared to December 2004. The portfolio of investments in private pensions and VGBL totaled R$ 35.6 billion, comprising 43.9% of all market resources.

Awards/Recognition

The quality of services rendered by Bradesco Vida e Previdência was recognized in 2005, conquering the following awards:

– “Desbravadores” Trophy – pioneer in VGBL, awarded in March, 2005;

– “Marketing 10” Trophy – by line of products (Life insurance, Premium on Personal Accidents, Prev Jovem, amongst others), awarded in March 2005.

– Company of the Year – awarded by FGV in May, 2005;

– Top of Business – awarded in May, 2005;

– Best and Biggest – Top in the ranking of largest insurance companies by premium, June/2005 edition;

– 2005 Reliable Brands – Reader’s Digest “Seleções” magazine, as the most reliable brand in the supplementary private pension industry awarded in August 2005; and

– Acknowledgment for the case “Vida Segura Empresarial Bradesco: A Democratização do Acesso ao Seguro de Vida chega às Micro e Pequenas Empresas” (Bradesco Corporate Life Insurance: the democratization of access to life insurance reaches micro and small-sized companies) by ANSP, ABMN, ADVB and Marketing Best.

Savings Bonds Companies(1)

Balance Sheet – R$ million

	2004		2005

	September	December	September	December

Assets
Current Assets and Long-Term Assets	2,787	2,916	2,910	2,847
Marketable Securities	2,719	2,844	2,811	2,768
Accounts Receivable and Other Receivables	68	72	99	79
Permanent Assets	205	31	80	16
Total	2,992	2,947	2,990	2,863

Liabilities
Current and Long-Term Liabilities	2,387	2,583	2,431	2,535
Tax and Labor Contingencies	177	179	194	198
Other Liabilities	161	419	102	198
Technical Provisions	2,049	1,985	2,135	2,139
Stockholders' Equity	605	364	559	328
Total	2,992	2,947	2,990	2,863

Statement of Income – R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Savings Bonds	338	319	1,358	393	386	1,420
Technical Provisions Variation	11	47	1	(16)	10	1
Draws and Redemption of Bonds	(313)	(292)	(1,223)	(338)	(332)	(1,229)
Redemptions	(299)	(276)	(1,172)	(328)	(320)	(1,189)
Draws	(14)	(16)	(51)	(10)	(12)	(40)
Selling Expenses	–	(4)	(5)	(5)	(6)	(18)
Other Operating Income (Expenses)	–	–	–	1	–	–
Financial Result	60	74	311	100	61	303
Administrative Expenses/Taxes	(22)	(21)	(90)	(16)	(16)	(56)
Equity Result	4	33	65	–	–	49
Non-Operating Income	(1)	(3)	(2)	8	(7)	–
Income before Taxes and Contributions	77	153	415	127	96	470
Taxes and Contributions on Income	(25)	(41)	(117)	(43)	(31)	(139)
Net Income	52	112	298	84	65	331

(1)	Bradesco Capitalização and Atlântica Capitalização are included.

Bradesco Capitalização’s outstanding position in the savings bonds market is the result of its transparent operating policy, which is focused on adjusting its products in line with potential consumer demand.

Regionally, the company holds a leadership position in two Brazilian states, according to the latest figures for December 2005 published by SUSEP. The company’s market share was of 31.3% in Amazonas and 27.3% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (lump sum or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the general public closer and consolidated the success of the popular “Pé Quente Bradesco” (Lucky Bond) savings bonds series.

Bradesco Capitalização was the first private savings bonds company in Brazil to receive ISO 9002 Certification, which in December 2002 was upgraded to the 2000 Version ISO 9001:2000. Granted by Fundação Vanzolini, the certification attests the management quality of Bradesco Savings Bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Savings Bonds Certificates – Market Share (%)

Source:SUSEP

Technical Provisions – Market Share (%)

Source:SUSEP

Growth in Technical Provisions – R$ million

Due to the growing strengthening of Technical Provisions volume, Bradesco Capitalização reached the amount of R$ 2.1 billion in December 2005 and according to December 2005 data, released by SUSEP, it holds 20.3% of the total volume of Technical Provisions in the market.

All these results deliver safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients – in thousands

As a result of a customer loyalty building policy, focused on the quality customer service and the offer of innovative products, Bradesco Capitalização ended 2005 amounting to 2.5 million of clients.

Outstanding Savings Bonds – in thousands

Outstanding Savings Bonds with transfer of Draw Participation rights – in thousands

Outstanding Savings Bonds – in thousands

The outstanding savings bonds portfolio decreased from 31.8 million recorded in December 2004 to 12.8 million in December 2005. This decrease was motivated by the redemption of a major series of bonds with “Transfer of Draw Participation Rights”, which were sold in 2004 via partnership agreements in various market segments. Of the total portfolio, 64.7% comprise bonds with “Transfer of Draw Participation Rights”, including:

Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa etc. Since the purpose of this type of savings bonds certificate is to add value to partners’ products or to provide incentives for customer due payments, these are low-priced bonds which are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Recognition

1.
In March, Bradesco Capitalização was awarded the “Segurador Brasil 2005” (Brazil’s Insurance Company 2005), sponsored by “Segurador Brasil” magazine. The company was recognized as having the “Best Performance”.

2.
In May, Bradesco Capitalização conquered the “Top of Marketing 2005” Award, of ADVB/SP, for the case “Pé Quente Bradesco SOS Mata Atlântica” (Bradesco Lucky Bond Helping the Atlantic Forest). The award aims at giving special acknowledgement to Organizations strengthening the creation or the endurance of its product, service or brand, by means of innovative and solid marketing strategies.

3.
In June, Bradesco Capitalização deserved special acknowledgement in the Balanço Financeiro magazine award, an annual publication edited by Gazeta Mercantil in partnership with the consulting firm Austin Rating. The company was awarded in the “Savings Bonds” category.

4.
In June, Bradesco Capitalização was given the trophy “Gaivota de Ouro”, granted by the “Seguro Total” magazine. The company received special acknowledgement in the “Melhores Empresas de Capitalização” (Best Savings Bonds Companies) category in the “V Prêmio Mercado de Seguros 2005” (5th Insurance Market Award 2005).

5.
In October, Bradesco Capitalização received the “Prêmio Desempenho” (Performance Award) of the magazine “Desempenho das Empresas” (Companies Performance), mentioned in the 2005 yearbook of the publication.

6.
In November, Bradesco Capitalização conquered the award “Top de Marketing SegNews 2005”, as the best marketing campaign of the product “Pé Quente Bradesco GP Ayrton Senna”. The award, an initiative of SegNews news agency, is granted to the most recalled companies in opinion surveys conducted in June and July, with insurance companies, insurance brokers and service providers, via phone or e-mail.

7.
In December, Bradesco Capitalização conquered the award “Marketing Best – FGV/EAESP” in São Paulo, with the case "Bradesco Capitalização consolida sua posição no mercado nacional de títulos de capitalização" (Bradesco Capitalização consolidates its position in the domestic savings bond market) at the 18th edition of the Marketing Best, one of the most important marketing awards in the country. The award is organized by Editora Referência, FGV and MadiaMundoMarketing, and aims at promoting and disseminating the most outstanding companies in the planning and execution of marketing strategies.

8.
In December, Bradesco Capitalização conquered the award “Top de Marketing ADVB-RIO” in the city of Rio de Janeiro, with the case “Bradesco Capitalização consolida sua posição no mercado nacional de títulos de capitalização” (Bradesco Capitalização consolidates its position in the domestic savings bond market).

9.
In December, Bradesco Capitalização conquered the award “Cobertura Performance 2005”, (2005 Performance Coverage), an initiative of the magazine Cobertura and SK Comunicações. The Company received the award with the case “Pé Quente Bradesco GP Ayrton Senna” in event held in São Paulo.

10.
In December, Bradesco Capitalização conquered the award “Top de Ecologia – ADVB Brasil” (Top Ecology – ADVB Brazil) in São Paulo, with the case “Pé Quente Bradesco SOS Mata Atlântica”. Five institutions were awarded, which contributed to the Brazilian economic growth, without deteriorating the environment and fomenting the nature conservation. The award is an effect of ECO 92, world conference, which was held in the city of Rio de Janeiro in 1992. In the following year, the first edition of recognition occurred with a view to value the companies showing solutions in benefit of environment preservation.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2004		2005

	September	December	September	December

Assets
Current Assets and Long-Term Assets	7,652	8,697	14,015	15,819
Funds Available	8	9	7	3
Interbank Investments	37	107	232	407
Marketable Securities and Derivative Financial Instruments	78	27	53	50
Interbank Accounts	30	28	29	32
Loan and Leasing Operations	7,129	8,114	13,249	14,837
Allowance for Doubtful Accounts	(233)	(253)	(432)	(501)
Other Receivables and Other Assets	603	665	877	991
Permanent Assets	343	1,640	1,785	1,800
Total	7,995	10,337	15,800	17,619

Liabilities
Current and Long-Term Liabilities	7,551	9,837	15,034	16,652
Demand, Time and Interbank Deposits	7,025	9,322	14,620	16,313
Interbank Accounts	2	–	–	–
Borrowings and Onlendings	51	47	9	7
Derivative Financial Instruments	203	159	52	31
Other Liabilities	270	309	353	301
Deferred Income	35	36	47	43
Stockholders’ Equity	409	464	719	924
Total	7,995	10,337	15,800	17,619

Consolidated Statement of Income

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	590	667	2,334	1,028	1,159	3,772
Financial Intermediation Expenses	(333)	(418)	(1,314)	(767)	(846)	(2,728)
Gross Income from Financial
Intermediation	257	249	1,020	261	313	1,044
Other Operating Income (Expenses)	(160)	(134)	(583)	(180)	(219)	(717)
Operating Income	97	115	437	81	94	327
Non-Operating Income	1	1	(4)	(1)	–	–
Income before Taxes and Contributions	98	116	433	80	94	327
Taxes and Contributions on Income	(34)	(19)	(91)	(6)	(17)	(44)
Net Income	64	97	342	74	77	283

Profile

Banco Finasa acts as Bradesco’s consumer finance company, focused on the financing to consumer of light vehicles and transportation, other goods and services, leasing and personal loan.

Thus, Banco Finasa relies on the services of Finasa Promotora de Vendas Ltda., its wholly-owned subsidiary, responsible for the business prospect, through its 239 branches established nationwide, enlarging its networking with business partners, represented in December, 2005 by 17,949 auto dealers and 22,490 stores selling furniture and home décor, tourism, auto parts, IT programs and equipment, home improvement material, clothing and footwear, amongst others. At the end of 2005, Finasa Promotora de Vendas recorded 4,029 employees, 74% of which were directly performing in new businesses prospect.

In addition to Bradesco’s solid operation in the granting of financing, during 2005, Finasa advanced with its innovative policy of operational agreements with large car makers, auto and truck resale, associations and store chains, by enlarging the portfolio of agreements executed in the previous years with Ford, Abracred – Brazilian Association of Fiat Vehicles Resale, Anamaco – Brazilian Association of Home Improvement Material Stores and Microsoft. In 2005 agreements with store chains were implemented, pointing out Casas Bahia, Salfer, Dudony, Ponte Irmão, Eletrozema and GREletro-Vesle.

Material Facts in 2005

1) In April, Morada Serviços Financeiros Ltda. was acquired by Finasa Promotora de Vendas Ltda., with a structure of 33 branches, 2,964 accredited stores and 218 employees, mainly operating in the States of Rio de Janeiro and São Paulo. On April 30, 2005, Finasa Promotora merged Morada Serviços.

2) Also in April, a specialized team was structured in the transportation segment, to serve business partners from all the regions of the Country, trading buses, trucks and road implements.

3) In August, heads of agreement was signed with Lojas Colombo, Farroupilha, in the state of Rio Grande do Sul, for the acquisition of 50% of the capital of finance company Credifar.

4) Proceeding with the expansion process of Promotora’s network, 118 new branches were inaugurated, 116 of them for Personal Loan and 2 for Auto Financing.

Consumer Market

In 2005, individuals operations were the main highlight for banks’ loan assets. According to the Brazilian Central Bank’s data, after increasing 37.15% in 2004, the loan portfolio with free funds destined to individuals, grew 37.67% in 2005. The rise of types of loan with lower risk levels and accordingly, with lower costs, such as consigned loan, banks partnership with retail chains, besides the increase in the offer of loan by the banks, encouraged the “democratization of access to loan”, by recording an innovative migration of non-banking loan to the banking segment.

These factors allowed the growth of loan for “individuals” to accelerate in all its types in 2005. The personal loan, which includes the consigned loan, climbed 46.39% in 2005, after growing 42.40% in 2004. The loan for the acquisition of vehicles increased 33.49% in 2005, after going up 26.94% in 2004. Finally, the loan for the acquisition of other goods, a category encompassing operations derived from partnerships between banks and retail chains, grew 41.89% in 2005, after increasing 35.20% in 2004.

The expectations of an economic growth momentum, drop in the interest rates, a continued good performance of the labor market, amongst others, should contribute to the individuals’ loan still showing a good performance in 2006. Nevertheless, the pace of growth should slow down in view of a high comparison base, after two years of accelerated growth, as well as the consolidation of banking loan in Brazil.

Operating Performance

The investments made by the Organization in such segment, a differentiated form of negotiating products, with a specialized and focused team, besides favorable market conditions to consumer, enabled Finasa to grow the loan portfolio by 82.85% in 2005, accumulating a 693.42% over the past 4 years. The average production increased from R$ 134 million/month in 2001 to the current R$ 1,185 million/month in 2005, recording a growth of 784.33% in the period and 92.37% when compared to the previous year.

Market x Finasa Evolution – R$ million

* Source: Central Bank of Brazil – includes Auto CDC, Other Goods and Services, Personal Loan, including multiple banks and leasing operations as from 2003 (Individuals and corporations).

The balances of Bradesco’s loan operations in December 2005, in all lines of business, when compared to 2004, showed growth higher than the Market (source: Central Bank of Brazil), according to the table as follows:

Portfolio (R$ million)

Line of Business	December		Evolution %		Share(2)

	2004	2005	Finasa	Market(1)

Auto	7,575	12,172	60.69
CDC	7,427	11,618	56.43	33.49	22.86%
Leasing	148	554	274.36	65.33	2.41%
FINABENS	415	2,228	436.50	41.89	21.73%
Personal Loan	124	437	251.98	46.39
Total	8,114	14,837	82.85	43.86

(1)	Source: Central Bank of Brazil – period between December 2004 and December 2005
(2)	Source: Central Bank of Brazil – reference December 2005

Banco Finasa

The contribution from balance of Allowance for Doubtful Accounts over Loan and Leasing Operations in December 2005 was 3.37%, slightly above 3.11% of 2004, taking into account the growth of the portfolio and a higher contribution from Personal Loan and Other Goods products and Services in the portfolio composition.

In 2005, Finasa had a Net Income, before the swap mark-to-market, of R$ 261.1 million against R$ 227.8 million verified in 2004, a 14.6% increase, even taking into account the impact of solid investments made in acquisitions and physical expansion, which naturally generate medium and long-term return.

Finasa ended 2005 with a stockholders’ equity of R$ 924 million, which included R$ 80 million from capital increase made for the acquisition of Morada Serviços in April 2005 and R$ 162 million with the subscription of capital by controlling stockholder, corresponding to the dividends paid on December 23, 2005.

	R$ million

	Years

	2004	2005

Net Income prior to Swap Mark-to-Market	227.8	261.1
Swap Mark-to-Market Effect	114.5	22.3
Net Income	342.3	283.4

Leasing Companies

On December 31, 2005, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A., Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil, besides the leasing portfolio of Banco Finasa S.A, which is directly shown in its statements.

On April 15, 2005, the 1st Debentures Public Offering Program was filed at CVM under No CVM/SRE/PRO/2005/004, with duration of up to 2 years and R$10.0 billion limit, out of which the following issuances were recorded:

– 40,000,000 (1st issuance) simple debentures, under No CVM/SRE/DEB/2005/017, with unit value of R$ 100.00, issuance date as of February 1, 2005, and a total amount of issuance of R$ 4.0 billion, a 20-year term, as from the issuance date, with payment of compensatory interest on the debentures maturity date;

– 30,000 (2nd issuance), simple debentures, under No CVM/SRE/DEB/2005/029, with unit value of R$ 100,000.00, issuance date as of May 1, 2005, and a total amount of issuance of R$ 3.0 billion, a 6-year term, as from the issuance date, with payment of compensatory interest on a semi-annual basis;

– 30,000,000 (3rd issuance) simple debentures, under No CVM/SRE/DEB/2005/045, using a 35% surplus, with unit value of R$ 100.00, with issuance date as of February 1, 2005, and a total amount of issuance of R$ 4.05 billion, a 20-year term, as from the issuance date, with payment of compensatory interest on the debentures maturity date.

Aggregated Balance Sheet

	R$ million

	2004		2005

	September	December	September	December

Assets
Current Assets and Long-Term Assets	4,737	5,227	13,558	18,546
Funds Available	1	–	–	8
Interbank Investments	2,257	2,548	10,558	15,310
Marketable Securities and Derivative Financial Instruments	618	649	725	760
Leasing Operations	1,348	1,513	1,785	1,964
Allowance for Doubtful Accounts	(95)	(99)	(91)	(94)
Other Receivables and Other Assets	608	616	581	598
Permanent Assets	485	93	97	92
Total	5,222	5,320	13,655	18,638

Liabilities
Current and Long-Term Liabilities	3,131	3,209	11,296	16,238
Funds obtained in the Open Market and Funds Received from
Issuance of Securities	1,834	1,907	9,916	14,798
Borrowings and Onlendings	191	191	185	185
Derivative Financial Instruments	11	8	2	1
Subordinated Debt	624	625	629	627
Other Liabilities	471	478	564	627
Stockholders' Equity	2,091	2,111	2,359	2,400
Total	5,222	5,320	13,655	18,638

Aggregated Statement of Income

	R$ million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	257	382	1,480	843	1,010	2,851
Financial Intermediation Expenses	(191)	(296)	(1,115)	(709)	(869)	(2,349)
Gross Income from Financial
Intermediation	66	86	365	134	141	502
Other Operating Income (Expenses)	8	(14)	(45)	(17)	(46)	(128)
Operating Income	74	72	320	117	95	374
Non-Operating Income	(5)	(4)	(8)	–	(3)	(2)
Income Before Taxes and Contributions	69	68	312	117	92	372
Taxes and Contributions on Income	(15)	(22)	(98)	(41)	(40)	(134)
Net Income	54	46	214	76	52	238

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On December 31, leasing operations brought to present value totaled R$ 2.5 billion, with a balance of R$ 6.7 million receivable in operating leases.

In 2005, Bradesco Organization’s leasing companies verified a Net Income of R$ 238.1 million, against R$ 214.4 million recorded in 2004, a 11.1% increase, ending 2005 with a stockholders’ equity of R$ 2.400 billion, which includes R$ 18.7 million from capital increase with subscription by means of the utilization of credit held by Banco Bradesco S.A. with Bradesco Leasing, with the issuance of 77 new non-par registered, book-entry, common stocks.

The Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.5% share of this market (reference date: December 2005). This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the carriers vehicles and machinery/equipment industries.

Leasing Companies

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios (Consortium Purchase System)

Administradora (Management Company)

Balance Sheet

	R$ thousand

	2004		2005

	September	December	September	December

Assets
Current Assets and Long-Term Assets	61,552	76,381	142,513	158,824
Funds Available	8	5	–	–
Marketable Securities	60,217	74,709	140,332	154,138
Other Receivables	1,327	1,667	2,181	4,686
Permanent Assets	770	782	715	1,618
Total	62,322	77,163	143,228	160,442

Liabilities
Current and Long-Term Liabilities	15,055	23,252	44,976	50,681
Amounts Refundable to Former Groups Now Closed	5,749	5,853	6,234	6,330
Other Liabilities	9,306	17,399	38,742	44,351
Stockholders’ Equity	47,267	53,911	98,252	109,761
Total	62,322	77,163	143,228	160,442

Statement of Income

	R$ thousand

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Fee Income	22,935	28,676	86,970	39,674	45,666	148,560
Taxes Payable	(1,370)	(1,722)	(5,179)	(4,056)	(4,761)	(15,065)
Financial Income	1,780	2,466	6,428	5,700	6,435	19,956
Administrative Expenses
(Including Personnel Expenses)	(2,522)	(4,162)	(11,060)	(5,538)	(6,667)	(19,630)
Selling Expenses	(4,550)	(8,624)	(20,455)	(6,297)	(9,530)	(24,070)
Other Operating (Expenses) Income	210	291	668	837	973	2,985
Income Before Taxes and Contributions	16,483	16,925	57,372	30,320	32,116	112,736
Taxes and Contributions on Income	(3,181)	(4,068)	(11,857)	(10,930)	(10,982)	(39,490)
Net Income	13,302	12,857	45,515	19,390	21,134	73,246

Consortium Groups

Balance Sheet

	R$ thousand

	2004		2005

	September	December	September	December

Assets
Current and Long-Term Assets	201,818	268,577	1,230,689	1,441,060
Amount Offset	6,189,691	8,163,846	9,878,726	10,636,448
Total	6,391,509	8,432,423	11,109,415	12,077,508

Liabilities
Current and Long-Term Liabilities	30,923	36,083	1,230,689	1,441,060
Stockholders’ Equity	170,895	232,494	–	–
Amount Offset	6,189,691	8,163,846	9,878,726	10,636,448
Total	6,391,509	8,432,423	11,109,415	12,077,508

In the months of September and December 2005, amounts shown as per Circular Letter 3147/04 of the Brazilian Central Bank.

Operating Overview

Bradesco Consórcios on December 9, 2002 started to sell consortium purchase plan quotas to its employees, and on January 21, 2003, started to sell to account holders and non-account holders, both for individuals and corporations.

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of Central Bank of Brazil.

Referring to the sale of plans offered, the Company relies on the Banco Bradesco branches network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco brand name are added advantages for expanding consortium purchase plan sales.

Segmentation

The Bradesco Organization’s entry into this market is part of its strategy to offer the most complete range of product and services possible to its clients, with a view to providing all social classes with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially taking into account in relation to real estate product, the country’s current high housing deficit.

Representation

Market Share – Real Estate Consortium – in percentage

Source: Central Bank of Brazil
Note: Embracon and Itaú’s market share was not published in December 2004.

Market Share – Automobile Consortium - in percentage

Source: Central Bank of Brazil.
Note: Banco do Brasil’s market share was not published in December 2004.

Bradesco has been playing an important role in the consortium purchase plan industry, enabling to the population access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium members is free to select a preferred automobile or real property when he/she wins the draw.

In 4Q05, 135 groups were inaugurated and 25.5 thousand consortium quotas were sold. On December 31, 2005, we recorded total accumulated sales exceeding 220.4 thousand consortium quotas, summing up sales exceeding R$ 6.3 billion and recording 59.6 thousand draws, 41.2 thousand properties delivered and 1,150 active groups.

Active Quotes

Conquering Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the automobile and real estate segments. These results brought important recognition, such as the Marketing Best and ADVB award.

In the real estate segment, Bradesco ended December 2005 with 76,520 active quotas, according to Central Bank data. In the Automobile segment, Bradesco ended with 131,861 active quotas, surpassing consortium management companies associated with car makers, such as: Volkswagen, Fiat and General Motors.

Leadership is conquered and consolidated (Real Estate and Auto) as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Total Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Central Bank of Brazil
Note: Embracon and Itaú were not mentioned in the ranking of December 2004 of the ten largest consortiums management companies.

List of 10 largest auto segment consortium management companies

Source: Central Bank of Brazil
Note: Banco do Brasil was not mentioned in the December 2004 ranking of the ten largest consortium management companies.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	R$ thousand

	2004		2005

	September	December	September	December

Assets
Current Assets	99,821	105,753	481,198	835,532
Funds Available	27	38	33	42
Interbank Investments	33,610	19,971	8,670	27,698
Securities	40,085	42,141	61,523	51,667
Other Loans	26,019	43,603	410,876	756,069
Other Amounts and Assets	80	–	96	56
Long-Term Assets	10,372	10,382	11,001	15,330
Other Loans	10,372	10,382	11,001	15,330
Permanent Assets	23,058	23,773	29,955	31,016
Investments	21,102	21,650	27,861	29,043
Property and Equipment	1,488	1,469	1,333	1,188
Deferred Assets	468	654	761	785
Total	133,251	139,908	522,154	881,878

Liabilities
Current Liabilities	56,872	49,039	413,509	761,741
Other Liabilities	56,872	49,039	413,509	761,741
Long-Term Liabilities	–	29,875	31,685	35,736
Other liabilities	–	29,875	31,685	35,736
Stockholders' Equity	76,379	60,994	76,960	84,401
Total	133,251	139,908	522,154	881,878

Statement of Income

	R$ thousand

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Income from Financial Intermediation	2,741	3,557	11,353	3,379	3,583	11,812
Financial Intermediation Expenses	–	–	–	–	(46)	(46)
Other Operating Income (Expenses)	1,209	2,620	10,104	3,596	5,086	16,010
Operating Income	3,950	6,177	21,457	6,975	8,623	27,776
Non-Operating Income	–	–	2	–	(83)	(90)
Income before Taxes and Contributions	3,950	6,177	21,459	6,975	8,540	27,686
Taxes and Contributions on Income	(1,341)	(2,076)	(7,212)	(2,357)	(2,605)	(9,852)
Net Income	2,609	4,101	14,247	4,618	5,935	17,834

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Bradesco Corretora ended the year in the 12th position of São Paulo Stock Exchange – BOVESPA ranking of top 90 participant brokers. 49,841 investors were served in such period, executing 539,552 stock call and put orders, summing up a volume corresponding to R$18,056 million. Bradesco Corretora has been participating with BOVESPA in the event “Bovespa vai até você” (Bovespa reaches you), with a view to popularizing the stock market.

In 2005, Bradesco Corretora traded 3,877 thousand contracts at the Brazilian Mercantil & Futures Exchange – BM&F, with a financial volume of R$ 402,874 million, reaching the 20th position in the ranking of top 80 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsored the clients’ visit from various regions of the country to São Paulo, BM&F and Bradesco Corretora. It has also been received producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa Index, U.S. dollar and “boi gordo” (live cattle) through the WebTrading system, with a view to offering an alternative to carry out derivative operations directly at the trading floor.

Electronic trading carried out via Internet in the year summed up 286,208 orders executed, with a volume of R$1,832 million, accounting for 2.32% over total volume operated via Home Broker at BOVESPA, with Bradesco Corretora at the 8th position in the ranking. The customer base grew 36.69%, with the acceptance of 10,192 new registrations in 2005, period in which we received 56,648 e-mails against 47,059 of the previous year, representing a 20.38% increase.

In 2005, Bradesco Corretora, conquered the seal of protection and privacy of data, GoodPriv@cy in the product Home Broker – Management of Protection of Data Sent Via the Internet (Shopinvest), to enable the intermediation of stocks at the Stock Exchange.

Bradesco Corretora, with a financial volume of R$ 1,359 million ended the year, maintaining its outstanding position in the market of Stock Public Offerings, Primary and Secondary Public Distributions, Special Operations, Stock Swap and Privatization Auctions.

Bradesco Corretora offers the investment analysis service, acting jointly with the Economics Department of Banco Bradesco S.A., providing reports on the performance of main markets, stock portfolio suggested and stock guide.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution No 2,689, as of January 26, 2000.

As from July, Bradesco Corretora launched the “Tesouro Direto” (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just have to register himself/herself at Bradesco Corretora via the Website www.bradesco.com.br.

The net income recorded in the year amounted to R$ 17,834 thousand.

The Stockholders’ Equity, at the end of the year, amounted to R$ 84,401 thousand and assets summed up R$ 881,878 thousand.

Information - Trading on BM&F and BOVESPA

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

BM&F
Ranking	29th	22th	27th	20th	24th	20th
Contracts Traded (thousand)	640	819	2,856	1,144	940	3,877
Financial Volume (R$ million)	69,983	89,706	315,775	111,997	94,228	402,874

Stock Exchange
Ranking	10th	9th	9th	12th	12th	12th
Number of Investors	20,341	15,394	120,435	16,358	16,495	49,841
Number of Orders Executed	65,389	180,030	461,258	143,441	134,165	539,552
Volume Traded (R$ million)	3,677	5,393	16,462	5,048	5,218	18,056

Home Broker
Ranking	5th	5th	5th	8th	8th	8th
Registered Clients	25,340	27,781	27,781	35,021	37,973	37,973
Orders Executed	60,783	62,403	232,200	75,012	75,344	286,208
Volume Traded (R$ million)	355	378	1,375	502	510	1,832

Bradesco Securities, Inc.

Balance Sheet

	R$ thousand

	2004		2005

	September	December	September	December

Assets
Current and Long-Term Assets	63,500	60,348	50,893	53,212
Funds Available	1,821	1,671	7,428	7,758
Interbank Investments	5,978	5,771	–	–
Marketable Securities and Derivative Financial Instruments	55,682	52,890	43,418	45,412
Other Receivables and Other Assets	19	16	47	42
Permanent Assets	34	25	12	10
Total	63,534	60,373	50,905	53,222
Liabilities
Current and Long-Term Liabilities	524	1,023	404	475
Other Liabilities	524	1,023	404	475
Stockholders' Equity	63,010	59,350	50,501	52,747
Total	63,534	60,373	50,905	53,222

Statement of Income

	R$ thousand

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Gross Income from Financial
Intermediation	3,263	1,792	6,929	710	514	2,866
Other Operating Income (Expenses)	(683)	(819)	(5,813)	(529)	(917)	(2,454)
Operating Income	2,580	973	1,116	181	(403)	412
Net Income	2,580	973	1,116	181	(403)	412

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Banco Bradesco obtained the Financial Holding Company status (Board of Governors of the Federal Reserve System), on January 30, 2004, which will allow the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

  Securities trading (underwriting, private placement and market-making);
  Acquisitions, mergers, portfolio management and financial services (merchant banking);
  Mutual funds portfolio management; and
  Sale of insurance.

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1) The Bradesco management (Board of Executive Officers and Board of Directors) comprises the Governing Board of the Fundação Bradesco, the Entity’s Top Deliberative Body. Reference Date: December 31, 2005

Main Subsidiaries and Affiliated Companies

(*) Aquisición on 1.3.2006

Administrative Body

Reference Date: 2.8.2006

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service									Austin Rating
International Scale						Domestic Scale		International Scale						Domestic Scale		Financial Quality	Domestic Scale	Corporate Governance (*)
Individual	Support	Foreign Currency		Local Currency		Domestic		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposits			Financial Soundness
		Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA	AAA
A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1 (bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A–	AA	AA
B	3	AA	F3	AA	F3	AA(bra)	F2 (bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A	A
B/C	4	AA–	B	AA–	B	AA– (bra)	F3 (bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB	BBB
C	5	A+	C	A+	C	A+ (bra)	B (bra)	A1		A1		A1		A1.br		B–	BB	BB
C/D		A	D	A	D	A (bra)	C (bra)	A2		A2		A2		A2.br		C+	B	B
D		A–		A–		A– (bra)	D (bra)	A3		A3		A3		A3.br		C	CCC	CCC
D/E		BBB+		BBB+		BBB+ (bra)		Baa1		Baa1		Baa1		Baa1.br		C–	CC	CC
E		BBB		BBB		BBB (bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C	C
		BBB–		BBB–		BBB– (bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+ (bra)		Ba1		Ba1		Ba1		Ba1.br		D–
		BB		BB		BB (bra)		Ba2		Ba2		Ba2		Ba2.br		E+
		BB–		BB–		BB– (bra)		Ba3		Ba3		Ba3		Ba3.br		E
		B+		B+		B+ (bra)		B1		B1		B1		B1.br
		B		B		B (bra)		B2		B2		B2		B2.br
		B–		B–		B– (bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC (bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC (bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C (bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD (bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD (bra)		C		C		C		C.br
		D		D		D (bra)
N.B.: Bradesco s risk ratings are among the highest attributed to Brasilian Banks;
         (*) See recognition note at page 168.

Risk Ratings – Insurance and Savings Bond Companies

		Insurance			Savings Bonds

Fitch Ratings		Standard & Poor’s	SR Rating		Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale	International Scale	Domestic Scale	Domestic Scale

AAA (bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+ (bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA (bra)	AA	brAA	AASR	brAA	brAA
AA – (bra)	AA–	brAA–	AA–SR	brAA–	brAA–
A+ (bra)	A+	brA+	A+SR	brA+	brA+
A (bra)	A	brA	ASR	brA	brA
A– (bra)	A–	brA–	A–SR	brA–	brA–
BBB+ (bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB (bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB– (bra)	BBB–	brBBB–	BBB–SR	brBBB–	brBBB–
BB+ (bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB (bra)	BB	brBB	BBSR	brBB	brBB
BB– (bra)	BB–	brBB–	BB–SR	brBB–	brBB–
B+ (bra)	B+	brB+	B+SR	brB+	brB+
B (bra)	B	brB	BSR	brB	brB
B– (bra)	B–	brB–	B–SR	brB–	brB–
CCC (bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC (bra)	CC	brCC	CCSR	brCC	brCC
C (bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

Major Rankings

Source	Criterion	Position	Reference Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	1st (Brazil)	March 2005
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	38th (Worldwide)	March 2005
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	2nd (Brazil)	March 2005
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	208th ( Worldwide)	March 2005

(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Bradesco operates on a segmented service basis, i.e., seeks to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco's structure allows to grouping together customers with similar profiles, facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet client’s needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s principal values and which permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile customer delivery.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market based on a customer, rather than product standpoint, under a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Market solutions, through specific Managers who have a clear vision of risk, market, industries and relationship.

Among the various significant achievements obtained, we point out the ISO 9001:2000 quality certification received by all areas of the Corporate Banking structure, including its Corporate Banking exclusive customer service platforms, as well as the important partnerships entered into with major international banks: UFJ – Japan, BBVA – Spain and BES – Portugal.

Brazilian Desk

Bradesco was the first Brazilian Bank to carry out an operating agreement with a Japanese bank allowing the inclusion of approximately 300 thousand Brazilians living and working in Japan.

This partnership between the different professionals from the two Banks, which was carried out through out the last two years ago, offers checking accounts, products and services destined to meet the needs of this community.

Customers have access to an exclusive UFJ-Bradesco Branch 7-days-a-week with bilingual (Japanese and Portuguese) employees who answer via Automated Consulting and Contract Machines – ACMs, which are fully integrated with the UFJ Branch Network, for local bank services and remittances to Brazil.

These facilities will also be available, via 6,000 ATMs with screens in Portuguese, offering ease and convenience to customers.

Such operational agreement sets forth a strategic alliance between Bradesco and the UFJ Bank, which after its merge with Banco Tokyo Mitsubishi as from January 1, 2006, it will become the world's largest bank: Bank of Tokyo Mitsubishi-UFJ (MUFG).

BES

The partnership with Banco Espírito Santo (BES) to provide for funds remittance services from Portugal to Brazil directly benefits more than 100 thousand Brazilians living and working in that Country.

Besides processing the remittance service, the agreement also provides for the opening of checking accounts of Brazilians, allowing their banking inclusion. The opening of checking accounts will give access to various financial products, such as debit card, savings accounts and life insurance.

The funds remittance from Brazilians working in Portugal represents nearly 300 million Euros per year. Brazilians using the remittance service offered by the partnership Bradesco/BES will have competitive cost and more processing alternatives, such as the Internet and 10 thousand ATMs, besides the telephone and the Internet Banking. Inflow of funds will occur and these will be distributed to the beneficiaries in Brazil by Bradesco.

Another example of a solution with significant added value for the Institution are the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship, familiarity with this industry's production chain and the synergy which exists among the Bank's various segments.

Total resources comprising assets (credit, bonds and guarantees) and liabilities (deposits and funds/ portfolios) amount to R$ 66.4 billion.

Target Market

The 1,248 Economic Groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$ 180 million per annum, are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Specialized Structures

In addition to the teams specialized in the different economic sectors, this service also maintains structures entirely dedicated to the management of specific clients:

Euro Desk – this structure is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe and Latin America.

Asian Desk – this desk serves Asian descendent clients, by developing financial solutions as an economic financial advisor in businesses with Japan and the entire Asia.

Bradesco Empresas (Middle Market)

Bradesco's Middle Market segment (Bradesco Empresas) was implemented with a view to offering services to companies with annual sales results from R$ 15 million to R$ 180 million, through 66 exclusive Branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Finance, targeting customers’ satisfaction and results to Bradesco.

The 66 Branches are distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (3) and North (2).

Bradesco Empresas is formed by a team of 368 Relationship Managers, who are included in the ANBID Certification Program, serving on average 30 economic groups per Manager, on a tailor-made concept, encompassing 20,372 companies from all sectors of the economy.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$ 1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, the most appropriate financial solution is sought, considering each client’s profile, under the Tailor-Made concept, providing advisory services for asset allocation and fiscal, tax and successor advisory services. Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife and, recently, Fortaleza and Uberlândia. Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individuals”, as well as with the certification GoodPriv@cy (Data Protection – 2002 Edition) granted by IQNet (The International Certification Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Bradesco Prime’s target public comprises individual customers with monthly income of more than R$ 4 thousand, or with investments in excess of R$ 50 thousand. This high-income segment is aligned to Bradesco’s commitment in offering a BancoCompleto (all-inclusive bank) to all its clients.

Bradesco Prime’s Mission is to be the first Client’s Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within high ethical and professional standards.

Attesting its commitment to the quality, Bradesco Prime Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini, under the scope “Bradesco Prime Segment Management”, enhancing even more Bradesco’s commitment to continuously improve processes and in pursuit of clients’ satisfaction.

Bradesco Prime’s customers are provided with:

– VIP facilities specifically designed to provide comfort and privacy;

– Customized service by the Relationship Managers who, due to of their small client portfolios, are able to dedicate special attention to each client;

– Differentiated products and services, amongst them, the “Bradesco Prime Checking Account”, a loyalty program which is designed to add value and provide incentives to the client’s relationship with Bradesco through the offer of increasing benefits, the “chat on-line”, real time financial consultant, besides investments funds exclusively created for Bradesco Prime clients.

Bradesco Prime clients have access to a Network comprising 195 exclusive Branches throughout Brazil. In addition, clients use unique Internet Banking and Call Center facilities, in addition to the extensive Bradesco Customer Service Network, which includes its nationwide Branches and ATM equipment.

Some Prime branches also offer differentiated services, such as:

– Prime Digital Branch: focused on customer service via call center at extended business hours (from 8:00 am to 10:00 pm, 7 days-a-week, including bank holidays).

– Prime Branch at Cidade de Deus, Latin America's first Wireless Branch, where managers use remote-connected equipment, enabling client to conduct his/her business from his/her own facilities.

The Relationship Managers are continually enhancing their professional qualifications to meet the financial needs of their clients. Moreover, all Bradesco Prime’s Managers are included in the ANBID Certification Program.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population regardless of income level. The Bank has 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our Branches, Service Branches, Banco Postal (Post-Office Branches) and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing easy and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service and Internet Banking, which are already used for a significant portion of daily transactions.

Micro, small and medium-sized companies (SME), as well as individuals, are given special attention through oriented management.

The Retail segment has been focusing on the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

The main focus of this segment is directed towards meeting the diverse customer demands, which include the offer of microcredit, onlending, foreign exchange and a complete range of financing products for individuals, which allied with the Bradesco Brand Name and nationwide Branch Network comprise an important source for increasing Bradesco's results.

Significant investments have been made in staff training, designed to qualify employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal

Banco Postal is a brand through which the Brazilian Post Office Company – ECT renders services as Correspondent Bank of Bradesco. Banco Postal is present in more than 4,700 cities of Brazil, and aims at serving the low income population, deprived of banking services, especially in 1,700 cities where there are no other financial institution.

Thanks to Banco Postal, millions of Brazilians, who before were excluded from the banking system, now have the possibility of opening a bank account and obtain loan with a regulated institution. In addition, Banco Postal enables a greater economic development of the cities, fomenting new entrepreneurs, hence, improving peoples’ lives. It also enables the replacement of physical money with debit and credit cards, reducing risks and easing funds management.

Banco Postal, besides offering payment of accounts and bank slips, it provides a series of products and services to its clients and the entire community:

  Acceptance and sending of proposals to open accounts;

  Acceptance and sending of loan proposals and credit card;

  Withdrawals for check account, savings and INSS;

  Deposits;

  Consultations of balances and bank statements;

  Payment of taxes; and

  Car licensing in various States.

The figures reached by Banco Postal in 2005 once more evidence the success of the partnership between Bradesco and the Brazilian Postal Office Company. 4.5 million accounts were opened at the 5,461 Branches inaugurated. Also in 2005, the “Banco Postal” Credit Card started to be sold and the car licensing service was implemented in the states of Bahia, Maranhão and Rio Grande do Sul.

Number of Branches Inaugurated (accumulated)

Number of Accounts Opened (accumulated) – in thousands

Number of Transactions Made at Banco Postal – in thousands

Bradesco Expresso

2005 was a year also marked by a higher participation of Bradesco in correspondent bank segment, by expanding the Bradesco Expresso Network, in partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low income clients, especially the population deprived of bank services, and promoting the inclusion of millions of Brazilians in the banking system, which would not be possible by means of traditional banking branches, in view of high installation and operational costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

Number of Transactions made at Bradesco Expresso – in thousands

Customer Service Network

	2004			2005

	December			September			December

	Branches	PABs	PAEs	Branches	PABs	PAEs	Branches	PABs	PAEs

Consolidated	3,004	851	1,450	2,916	937	1,453	2,921	1,001	1,450
Bradesco	3,003	851	1,450	2,915	937	1,453	2,920	1,001	1,450
Banco Finasa	1	–	–	1	–	–	1	–	–

Banco Postal	5,383			5,439			5,461

Branches Abroad	6			3			3

Subsidiaries Abroad	6			5			5

ATMs	21,822			22,658			23,036

ATMs Network Assisted Terminals -	–			–			2,559
Banco24Horas (24-hour bank)

ATM Network Outplaced Terminals	1,945			2,164			2,235

ATM Equipment – Banco 24Horas	–			–			2,748

Finasa Promotora de Vendas	121			224			239

PAB (Corporate Site Branch) and PAE (Electronic Banking Branch).

Customer Service Network – Branches

Client/Branch Ratio – thousand

Bradesco and Market Share

Region/State	December 2004			December 2005

	Bradesco	Total banks in market (1)	Market share (%)	Bradesco	Total banks in market (1)	Market share (%)

Northern
Acre	5	31	16.1	5	35	14.3
Amazonas	59	132	44.7	59	137	43.1
Amapá	4	23	17.4	4	24	16.7
Pará	50	272	18.4	49	282	17.4
Rondônia	18	88	20.5	18	89	20.2
Roraima	2	17	11.8	2	18	11.1
Tocantins	13	81	16.0	13	84	15.5

Total	151	644	23.4	150	669	22.4

Northeast
Alagoas	12	123	9.8	11	120	9.2
Bahia	230	746	30.8	208	717	29.0
Ceará	29	359	8.1	29	363	8.0
Maranhão	67	225	29.8	67	222	30.2
Paraíba	17	170	10.0	17	157	10.8
Pernambuco	65	472	13.8	63	453	13.9
Piauí	10	113	8.8	8	112	7.1
Rio Grande do Norte	14	133	10.5	14	144	9.7
Sergipe	13	155	8.4	12	158	7.6

Total	457	2,496	18.3	429	2,446	17.5

Mid-West
Distrito Federal	33	304	10.9	30	312	9.6
Goiás	107	543	19.7	106	555	19.1
Mato Grosso	62	233	26.6	62	241	25.7
Mato Grosso do Sul	56	223	25.1	56	225	24.9

Total	258	1,303	19.8	254	1,333	19.1

Southeast
Espírito Santo	40	319	12.5	40	343	11.7
Minas Gerais	285	1,834	15.5	275	1,815	15.2
Rio de Janeiro	268(2)	1,627	16.5	255(2)	1,683	15.2
São Paulo	1,100	5,549	19.8	1,078	5,801	18.6

Total	1,693	9,329	18.1	1,648	9,642	17.1

South
Paraná	176	1,252	14.1	172	1,276	13.5
Rio Grande do Sul	161	1,408	11.4	158	1,448	10.9
Santa Catarina	108	828	13.0	110	845	13.0

Total	445	3,488	12.8	440	3,569	12.3

Overall Total	3,004	17,260	17.4	2,921	17,659	16.5

(1)	Source: UNICAD – Information on Entities of Interest to the Brazilian Central Bank.
(2)	It includes 1 Banco Finasa’s branch.

Customer Service Network (Branches) – Market Share

Bradesco Day and Night Customer Service Channels

In addition to the Branch Network, Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Bradesco Day and Night – ATM Network

This ATM network is distributed in strategic points throughout Brazil, with 23,036 machines as of 12.31.2005.

As from December 2005, Bradesco’s clients have access to the Banco24Horas (24-hour Bank) network for withdrawal, composed of 2,748 machines as of 12.31.2005, for balance and bank statement transactions.

Distribution of Own ATM Network – Productivity in 2005

ATM Network – Number of Transactions – thousands

ATM Network – Financial Volume Evolution – R$ million

ATM Network Highlights – millions

Items	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Cash Withdrawal Transactions	107.8	117.5	429.8	111.8	118.1	446.6
Deposit Transactions	50.2	51.7	198.5	49.1	49.5	194.3

Items	2004		2005

	September	December	September	December

Banking Service Outlets (nationwide network)	6,858	7,020	7,271	7,399
Outplaced Terminals (excluding branches, PABs and PAEs)	1,866	1,945	2,164	2,235
Banking Service Outlets Banco24Horas (nationwide network)	–	–	–	2,559

2005 Highlights

• The new brand “Bradesco Dia&Noite” is created, aiming at clearly and efficiently communicating the ATM channel and enhance the perception of services offered;

•  1,753.6 million transactions carried out, a 6.0% increase compared to the same period of 2004;

•  Traded financial volume amounted to R$ 225.9 billion, up 7.6% compared to same period last year;

•  Improved security with a new form of presenting Access Letters, which now are shown in a three-letter combination for transactions in Bradesco and Banco24Horas (24-hour Bank) network ATMs;

•  We reached the record of 23,036 machines, a 5.6% growth when compared to 12.31.2004;

•  Implantation of 19 ATMs for visual disabled clients;

•  Installation of 2,423 machines and replacement of 1,663 machines having outdated models and/or with technical problems; and

•  525,266 transactions were made at Banco24Horas network by Bradesco’s clients.

Bradesco Day and Night – Fone Fácil (Easy Phone Service)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls.

Personalized calls are routed via Bradesco's Data and Voice Network to call centers sites. Main services are: Bank, Credit Cards, Consortium Purchase Plan, Private Pension Plans, Financing and Finasa Personal Loan, and Collection.

Fone Fácil – Number of Calls – million

Fone Fácil – Number of Transactions – thousands

Fone Fácil – Financial Volume Evolution – R$ million

2005 Highlights

• Bradesco obtained the GoodPriv@cy certification, attesting that Fone Fácil and Fax Fácil operate a management system to protect data, meeting statutory requirements for data protection and privacy and continuously improving clients’ data protection and privacy processes;

•  In 4Q05, Bradesco received 71.4 million calls, a 12.4% growth in the total volume of calls when compared to the same period of 2004; and

•  Implementation of Número Único project, by offering an access number nationwide: 4002-0022.

Bradesco Day and Night – Internet

Bradesco Day and Night – Internet Banking Bradesco Day and Night manages a Portal, which contains links to 40 related websites, 27 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has been focusing on providing the largest number of online services as possible to its clients.

Bradesco Internet Banking currently offers to its clients 612 different services, of which 351 for individuals and 261 for corporate clients, which can be accessed around-the-clock, seven days a week from anywhere.

Bradesco Day and Night – Internet

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (Web File Transmission).

Internet Banking – Financial Volume – R$ million (*)

(*) Financial Volume transacted through the Internet Banking, ShopInvest, Cards, ShopCredit, Net Empresa and Net Empresa – WebTA (File Web Transmission).

Services	Transacions in 2005

Bradesco Internet Banking	6.9 million registered users on 12.31.2005.
(www.bradesco.com.br)	302.1 million transactions carried out.

ShopInvest Bradesco	1,085 thousand registered users on 12.31.2005.
(www.shopinvest.com.br)	1,198 million transactions carried out.

ShopCredit	16.0 million transactions/operations carried out.
(www.shopcredit.com.br)

Bradesco Net Empresa	361,569 registered companies on 12.31.2005.
(www.bradesco.com.br)	31.3 million transactions/operations carried out.

Bradesco Cards	28.6 million transactions carried out.
(www.bradescocartoes.com.br)

Net Empresa – WebTA	213.3 million transactions/operations carried out.
(Web File Tranmission)

2005 Highlights

•  Bradesco obtained the GoodPriv@cy certification, attesting that Bradesco Internet Banking operates a management system to protect data, meeting statutory requirements for data protection and privacy and continuously improving clients’ data protection and privacy processes;

•  Implementation of Chave de Segurança Bradesco – Eletrônica (Token) project (Bradesco Security Key) – Electronic and Card (TanCode);

•  New Websites version: Bradesco Prime, Bradesco Internet Banking, Bradesco Universitários, Bradesco Net Express, Bradesco Private, Bradesco Corporate and Bradesco Empresas;

•  New Institutional Websites version: ShopInvest and ShopCredit;

•  New Transactional Websites version: Bradesco Net Empresa and WebTA;

•  On-line service at Cidadetran Website;

•  Stock public offerings via the Internet;

•  Implementation of investment consulting agenda services; and

•  New Corporate Governance version at Investor Relations Website.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing Bradesco as one of the world's most contemporary companies and creating added value for its clients and users at home and abroad.

Investiments

	R$ million

	Years

	2001	2002	2003	2004	2005

Infrastructure	509	613	469	230	245
IT/Telecommunications	743	947	1,225	1,302	1,215
Total	1,252	1,560	1,694	1,532	1,460

Risk Management and Compliance

Credit Risks, Oprational Risks, Market Risks, Internal Controls and Compliance

Activity and Structure

The risk management activity plays a significant role, not only as a result of a growing complexity of services and products offered by the Organization, but also in view of the globalization of its activities. Therefore, Bradesco has improved its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

Bradesco deems the risk management a generating factor of competitive advantage employed by the Organization with a view to adding value to Bradesco brand, to the extent this enables support to the business areas in the planning of their activities, optimizing the utilization of own funds and of third parties, in benefit of stockholders and the Company. In this regard, Bradesco foments the technical improvement of its team on a permanent basis and particularly, the professionalization of those connected with the risk management and control.

The organizational structure of the Risk Management and Compliance Department – DGRC, reflects the Organization’s commitment to the issue. DGRC has the independency necessary and the integration of three risks into a single area brings great advantages to risk management, meeting the concepts enacted by Basel II and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The structure of the Risk Management and Compliance Department also aims at ensuring the necessary focus to such activities and generate a solid added value. Robust investments are made, especially in the qualification of employees, to enhance the quality of risk management of the Conglomerate, not restricted to the banking activities, but on the contrary, extended with the same relevance to the other activities of the Conglomerate.

Additionally, the Risk Management and Compliance Department coordinates all the actions necessary to comply with the regulations issued by the Brazilian Central Bank, as regards the New Capital Accord (Basel II) and also the provisions of Section 404 of the Sarbanes-Oxley Act.

Risk Management Process

Bradesco adopts a comprehensive and integrated approach for managing all risks inherent to its activities, based on the support from its Internal Controls and Compliance structure. This integrated view allows the improvement of its risk management models, filling possible gaps, which could jeopardize the correct identification and assessment of risks.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Efforts, which are focused on the utilization of advanced models, used to assess the risks and improve processes, have demanded exhaustive works by all the areas comprising the loan chain, and on the other hand, have reflected on the quality and performance of the portfolio seen over the past quarters, both in terms of results and solidity to various past and future scenarios.

We also point out the following actions and events:

– The Executive Committee of Credit Risk Management monthly holds a meeting, enabling to follow-up and the participation of the Top Management in the major facts and decisions referring to credit risk;

– incentives to improve risk rating models of clients within particular characteristics in the business segments Bradesco operates;

– participation in the evaluation of credit risks upon review of formalization of products;

– implementation of expected and unexpected losses calculation system, besides the allocation of corresponding capital;

– a periodical review of projects related to the compliance with best practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans;

– backtesting of the models used for measuring loan portfolio’s risks;

– optimization of the manageable information systems in order to meet the current approach of department and customers’ segmentation, emphasizing decision-making process and loan portfolio’s management;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates; and

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands.

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as a manifestation of events resulting in the business interruption, systems failure, errors, omissions, frauds, or events in various activities, with impacts over clients and the Institution.

The operational risk management is based on the preparation and implementation of methodologies, using a standardization specific system of collection format and treatment of operating loss historical data and is aligned to best practices in the market in operational risk management. We point out that we are under the conditions to meeting the guidelines enacted by the New Capital Basel Accord and to the schedule set forth by the Central Bank of Brazil, by means of Notice #12,746, issued in December 2004.

Since 2002, we have been annually conducting a theoretical calculation of operational risk capital allocation, using the Basic Indicator Approach (BIA), Standardized Approach (STA) and the Alternative Standardized Approach (ASA), as defined by Basel II. Through such studies, we verified a lower utilization of capital with the Alternative Approach (ASA), when compared to the others.

In 2005, Bradesco concluded an exhaustive process of reviewing the corporate accounts plan, which included the review of the Organization’s products and services. As a result of such work, Bradesco opened specific accounting items, it improved the records and the analysis of events related to operational risk, by also resulting in the improvement of internal processes, associating them to the lines of business enacted by Basel II, which on their turn, are aligned to the concepts used in the credit risk management. Such work carried out in 2005 at affiliated companies, Branches and subsidiaries Abroad, should be extended to the Insurance Group in 2006.

In addition, in 2005, we directed our efforts to identify operational losses occurred with loan instruments, by observing the concepts enacted by Basel II, and obtained solid results in the Retail line of business, specifically Finasa and Credit Cards.

The Organization participated in the 5o Estudo de Impacto Quantitativo (Quantitative Impact Study 5 – QIS 5) prepared by the Central Bank of Brazil and BIS (Bank for International Settlement), and based on the average of the three-year period (2004, 2003 and 2002), in which a lower allocation of capital by the Alternative Approach (ASA) was again verified, according to the table as follows:

Participation among Approaches in the Calculation of Operational Risk Capital Allocation

Approach	Central Bank*	BIS*

Basic Indicator (BIA)	100.00%	100.00%
Standardized (STA)	95.57%	93.63%
Alternative Standardized (ASA)	49.62%	43.08%
*	The differences refer to the adoption of distinct criteria determined by the Central Bank of Brazil and by Basel Committee (Basel II)
(Base: December 2004)

The Bradesco Organization’s goal is to obtain qualification for the Advanced Measurement Approach (AMA). The data to prepare the calculations required are obtained by means of book accounts opened for registration of Operational Risk loss events. This structure enables a better understanding of the events, as well as a detailed evaluation of their occurrences by means of inferences about the operational data base.

When determining the regulatory capital for Operational Risk, by the Advanced Methodology, we measure the expected losses (EL), not only in compliance with Basel II rules, but also for the establishment of operational losses provisions necessary with statistical assistance.

Those losses not classified as expected (EL), i.e., the unexpected losses (UL) are calculated by using the LDA (Loss Distribution Approach) methodology, which comprises the estimate of distribution of severity (loss amount), frequency (number of losses events) and the calculation of VaR (Value at Risk), which represents a maximum loss with 99.9% of chance of occurring. Therefore, we consider as unexpected loss (UL), the difference obtained between the expected loss and the VaR measure, which will reflect on future capital allocations.

In addition, a new systemic business platform is under validation process, which will integrate into a single data base, the Operational Risk and Internal Controls information (quantitative and qualitative portion of the risk), and will comprise the requirements set forth by the U.S. Sarbanes-Oxley Act.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

At Bradesco, market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance therewith is daily monitored by an independent area to the portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The volatilities and correlations used by the models are calculated on a statistical basis and used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

As from March 2005, VaR started to include positions abroad (previously followed-up on an independent basis), thus, consolidating the market risk. In the chart below, we show Global VaR positions (Treasury, position in Brazil and abroad, and Trade Portfolio). In order to allow comparisons, the calculation for December 2004 was retroactive.

Risk Factors	R$ thousand

	2004	2005

	December	March	June	September	December

Pre-fixed	11,697	8,806	18,621	7,172	13,589
IGP-M / IPCA	4,086	3,420	4,432	4,917	24,018
TR	4,168	5,226	3,297	12,481	10,961
Exchange Coupon	17,947	33,051	11,673	44,659	28,767
Foreign Currency	195	9,699	3,100	7,133	10,129
Variable Income	339	839	773	183	149
Brady Bonds / Treasury (USA)	21,983	57,844	30,361	26,456	36,695
Other	699	810	436	775	5,267
Correlated Effect	(20,367)	(41,466)	(24,862)	(39,901)	(59,897)
VaR	40,747	78,229	47,831	63,875	69,678
Average VaR in the Quarter	–	70,082	58,896	63,357	69,371
Minimum VaR in the Quarter	–	59,765	36,923	43,873	58,796
Maximum VaR in the Quarter	–	78,229	78,036	80,911	82,457

Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

Besides the follow-up and control via VaR, a Gap Analysis is made daily, which measures the effect on domestic interest rate curve portfolio and exchange coupon curve (differential of interest paid above the exchange variation), as well as possible impacts on stress scenarios positions are periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the pre-fixed and foreign exchange positions of the Organization's entire portfolio and of remaining capital requirements.

Management of Internal Controls and Compliance

The Organization is continually developing policies, systems and internal controls to mitigate possible potential losses generated by its exposure to risk, destined to optimize processes and procedures, among which we point out the following:

Internal Control System based on 25 Basel Internal Control Principles and in the methodology of Committee of Sponsoring Organizations – COSO, in the businesses areas, referring to control environment components, risk assessment, control activities, information, communication and monitoring and Control Objectives for Information and related Technology – COBIT, for the information technology areas. This system reinforces the ongoing improvement in the identification process and assessment of controls used in risks mitigation, also in compliance with the Sarbanes-Oxley Act, Section 404.

Risk Management and Compliance

  Measures preventing and combating Money “Laundering” observe the best market practices and are based on the policy “Conheça seu Cliente” (Know your Client). Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and Management, Stockholders, Clients and Employees and avoid the use of Organization in transactions or situations, which may be directly or indirectly related to crimes preceding money “laundering”, characterized in the Law 9,613/98.

  Information Security Management, consolidated in the Security Policy, is designed to protect client and corporate information. Bradesco Organization has a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment, which is based on the Corporate Information Security Policy and Standards approved by the Executive Information Security Committee. The following policies are adopted in relation to client information:

  Information is collected ethically and legally and under the clients’ awareness, for specific purposes and are duly informed;
  The information received by Bradesco are treated and stored safely and fully, with cryptography methods or digital certification, where applicable;

  The information will only be accessed by persons legally authorized and qualified personnel;

  The information may be available to companies contracted for services rendering, however it is required that such organizations comply with our guidelines for security and privacy of data;

  Clients’ information only will be provided to third parties, by means of previous authorization of the client or to comply with a legal or regulatory requirement;

  The information for the purposes of evaluation of credit, checking and risk management, may only be exchanged with respectable reference sources and clearing services;

  The information and data included in our records, as well as other requests to ensure legal or contractual rights will only be provided to those interested, by means of formal request, observing the prevailing legal requirements.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly with respect to the establishment of technical limits, with constant assessment of the positions assumed and the financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, in such a way to minimize losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) – December 2005 – R$ million

Calculation

Calculation Basis	Consolidated financial (1)	Total consolidated (2)

Stockholders' Equity	19,409,274	19,409,274
Minority Interest/Other	5,568	57,033
Decrease in Tax Credits – BACEN Resolution 3,059	(99,436)	(99,436)
Reference Stockholders’ Equity Level I	19,315,406	19,366,871
Reference Stockholders’ Equity Level II (Subordinated Debt)	6,289,833	6,290,860
Total Reference Stockholders’ Equity (Level I + Level II)	25,605,239	25,657,731
Risk-Weighted Assets	148,391,646	168,476,982
Capital Adequacy Ratio (%)
• Tier I	13.02	11.50
• Tier II	4.24	3.73

Ratio Variation – %

Ratio in December 2004	18.75	16.08
Movement in Stockholders’ Equity:
• Net Income for the Year	4.96	4.24
• Interest on Own Capital/Dividends	(1.69)	(1.44)
• Mark-to-Market Adjustment – Marketable Securities and Derivatives	0.04	0.04
• Capital Increase by Subscription, Merger of Stocks and Goodwill	0.66	0.56
• Subordinated Debt	0.57	0.48
• Other	(0.26)	(0.23)
Variation in Weighted Assets:
• Marketable Securities	0.36	(0.52)
• Loan Operations	(3.00)	(2.07)
• Tax Credit	0.37	0.31
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(2.24)	(1.72)
• Memorandum Accounts	(0.24)	(0.18)
• Other Assets	(1.02)	(0.32)

Ratio in December 2005	17.26	15.23

(1)	Financial companies only.
(2)	Financial and non-financial companies only.

Loan Policy

The Organization's Loan Policy complies with resolutions of the Board of Executive Officers and Brazilian Central Bank, besides guiding their actions by goals of security, quality, liquidity and diversification in the assets utilization.

In a continuous search to offer agile and profitable business, we apply appropriate methodology directed to each Bradesco’s business segment, as well as guiding the establishment of operating limits and the granting of loan operations.

Within rules and Loan Policy, the Branches maintain their limit values variable, according to the size and guarantees of operations, and the automatic classification is verified against global risk of client/economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, minimizing the risks inherent to loan operations.

For the granting of mass loan, the specialized Credit Scoring systems enable to attain greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Loan Committee located at the Bradesco's Headquarters aim joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Branches (Prime, Private, Varejo (Retail), Corporate and Corporate and Exchange Departments, including External Branches), previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define differentiated loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

Concerning the internal policy, the risk ratings of Bradesco’s clients are given on a corporate basis and periodically followed-up, with a view to preserving the quality of loan portfolio, according to the following levels:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium clients, with size, tradition and market leadership, with excellent reputation and economic and financial position.

A	Very good	0.5	Clients with size, sound economic and financial position, operating in markets with good prospects and/or potential for expansion.

B	Good	1.0	Clients which, regardless of size, have a good economic and financial position.

C	Acceptable	3.0	Clients with a satisfactory economic and financial position but with performance sensitive to economic scenario variations.

D	Fair	10.0	Clients with economic and financial position in decline or unsatisfactory accounting information, under risk management.

E	Deficient	30.0	Loan operations with any expectation of not being paid or in default, classified under the possibility of loss.
F	Bad	50.0
G	Critical	70.0
H	Uncollectible	100.0

In the case of individuals, the risk ratings mentioned above are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Cards

	Million

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Number of Cards	45.2	46.4	46.4	50.9	47.6	47.6
Credit	7.2	7.6	7.6	9.2	10.2	10.2
Debit	38.0	38.8	38.8	41.7	37.4	37.4
Average Amount Billed – R$	5,194.5	6,186.8	20,909.9	6,519.6	7,847.7	26,272.1
Credit	2,879.4	3,146.8	11,476.9	3,566.5	4,100.2	14,023.4
Debit	2,315.1	3,040.0	9,433.0	2,953.1	3,747.5	12,248.7
Number of Transactions	102.1	119.1	407.6	123.9	141.9	495.0
Credit	46.8	51.4	185.4	55.8	62.4	220.5
Debit	55.3	67.7	222.2	68.1	79.5	274.5

Credit Cards

In 2005, Bradesco increased 34.2% its credit card base, including private label cards and the number of transactions climbed 18.9% in 2005.

Sales for 2005 reached the amount of R$ 14,023.4 million, a growth of 22.2% as compared to the same period in 2004, with a market share of 12.6% of cards under the Visa and MasterCard flags.

Bradesco developed and launched various products in this segment during 2005, pointing out Cred Mais, directed to employees whose employers maintain their payroll with Bradesco, with more attractive fees for revolving credit; GiftCard, a pre-loaded card given as a gift to individuals; SMS – Serviço de Mensagem Bradesco (Bradesco Messaging Service) which allows the bearer to receive a message on their cell phone at the same time the credit card transaction is made; the Cartão de Crédito Nacional MT Fomento Card, addressed to actual civil servants, retirees, pensioners and commissioned individuals by the state government of Mato Grosso, with lower costs to the card bearer; and the CPB – Cartão Passagem Bradesco , a product destined to legal entities for the management and control of air tickets expenses.

Bradesco definitely entered into the private label cards market in 2005, when Bradesco entered into partnerships with the supermarket chain, Comper, issuing more than 200 thousand cards; with Grupo Leader Magazine, a retail chain with performance focused on the Rio de Janeiro and Espírito Santo’s market, to administer more than 2.6 million private label cards through a finance company with stock control divided by 50% for each party; and with Lojas Esplanada (Deib Otoch Group), one of the largest retail chains from the Northeast region of Brazil, partnership which is expected to manage 2.3 million cards.

Bradesco and Casas Bahia launched a Credit Card with the Casas Bahia brand and the Visa flag. The commercialization occurs through Casas Bahia stores chain and sales started in the third edition of the “Superloja” (Superstore) organized at Anhembi, in the city of São Paulo, between November 20 and December 30, 2005. The Card offers conditions to pay in up to 24 months for items bought at Casas Bahia and it will be also accepted in all establishments affiliated to Visa System.

Cards Base – million

Credit Cards Sales – R$ million

Debit Cards

Bradesco ended 2005 with a 37.4 million debit card base, lower than September’s due to a debugging process in the bases that resulted in the Electron cards exclusion under inactive status.

Evidencing a better quality of the base, the average quantity of transactions per card grew 28.2%, and the total quantity of transactions made by debit card from January to December 2005 was 274.5 million, a 23.5% growth.

In terms of sales results, in 2005, there was a significant increase of 29.8% over 2004. The financial volume reached R$ 12,248.7 million versus R$ 9,433.0 million in 2004.

These two indicators clearly demonstrate that Brazilians are changing their payment habits, replacing checks and cash for the use of cards, especially debit cards.

In another innovative initiative, Bradesco was the first bank to make available the shopping payment at virtual stores via Visa Electron and to offer the e-commerce service named as “Verified by Visa” –Electronic Means to Verify Credit and Debit Cards Transactions also in virtual shops, providing the customer with higher protection and security.

Debit Card Base – million

Debit Card Sales – R$ million

Meal Cards

In partnership with other issuers and Visa International, Bradesco actively participated in the distribution of “Visa Vale” cards, which is already the third largest company in this sector, with only 2 years and a half of operation.

The value proposal for this business, besides reducing the operational cost of this mean of payment with 100% of electronic transactions, it offers higher security and agility for companies and workers.

Bradesco actively participated in the distribution of “Visa Vale” cards, contributing with 52.0% of all sale in 2005 increasing our participation from 45.6% to 46.3% on the card base. Gross revenue in 2005 was R$ 1,224.2 million, with an 87.8% increase over 2004.

Visanet

Bradesco holds interest of 39.7% in the capital of Visanet, acquirer company of Visa in Brazil, the purpose of which is to capture and authorize transactions within the Brazilian territory and manage the chain of commercial establishments affiliated to Visa System.

In December 2005, Visanet had more than 860 thousand affiliated establishments throughout Brazil, present in more than 4,500 Brazilian cities.

Income from Credit Cards

Income derived from card services totaled R$ 1,300.6 million in 2005, a 20.8% increase when compared to 2004, mainly in revenues from commissions on purchases made with Credit and Debit cards and various Credit Cards transactions fees. In 4Q05, income from card services was R$ 371.2 million, accounting for a growth of 10.9% when compared to 3Q05.

In 2005, financial income climbed 40.3%, reaching R$ 976 million.

Credit Card Assets

In December 2005, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases and by installments increased 48.3% compared to December 2004, ending the year with R$ 4,590.2 million.

Credit Card Assets – R$ million

International Area

The International Area operates under the following framework:

7 Units Abroad (Branches and Subsidiaries)

Branches:

New York          – Bradesco
Grand Cayman   – Bradesco
Nassau                – Boavista

Subsidiaries:

Buenos Aires     – Banco Bradesco Argentina S.A.
Luxemburgo      – Banco Bradesco Luxembourg S.A.
Tóquio              – Bradesco Services Co., Ltd.
Grand Cayman   – Cidade Capital Markets Ltd.

12 Operational Units in Brazil

Belo Horizonte (with support platform in Brasília), Blumenau, Campinas (with support platforms in Franca, Ribeirão Preto and Sorocaba), Curitiba, Fortaleza, Manaus (with support platform in Belém), Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo (with support platforms in Guarulhos and Santos) and Vitória.

Exports exchange closings carried out by Bradesco in 2005 reached the significant amount of US$ 25.6 billion, which enabled a 27.8% increase against US$ 20.0 billion in same period of 2004. With such performance, market share this year reached 20.8% ..

It is worth mentioning that in December this year, the International Area showed a new record of export exchange closings, by contracting in a single month, US$ 2.6 billion, exceeding the previous record of US$ 2.3 billion obtained in July.

It is also worth recording that from the volume of exports contracted by Bradesco in 2005, US$ 7.3 billion were realized in the last quarter of the year, against US$ 5.4 billion contracted in same period of previous year. During 2005, Bradesco granted US$ 9.1 billion in exports financing and US$ 608 million in import financing.

It is worth mentioning the record surplus of the Brazilian balance of trades in 2005, US$ 44.8 billion, as a result of US$ 118.3 billion exports and US$ 73.5 billion imports.

Referring to imports market, total exchange contracted by Bradesco during the year shows a performance highly superior to that obtained in 2004. Exchange closings increased from US$ 7.4 billion to US$ 10.3 billion, a growth of 39.3% . In such market, the market share stood at 14.5%, representing a 10.7% growth over 13.1% of previous year.

The International Area ends the year recording a balance of US$ 5.2 billion when taking into account the balances of Export and Import Financing, Foreign Collateral provided and loans to Brazilian companies abroad. With a view to offering increased support to companies operating in the foreign exchange market and foreign trade or those seeking to operate in such market, Bradesco is expanding its structure, by creating exchange platforms in the main Brazilian exporting regions. These platforms are located jointly with Bradesco Empresas segment and are staffed by professionals specialized in foreign exchange and foreign trade. In 2006, such initiative will reach other cities of Brazil.

These figures show that once more Bradesco, through its International Area, maintains its commitment assumed over the past years for the expansion, reinforcement and consolidation of Brazilian foreign trade.

Volume of Foreign Currency Trade – US$ billion

Export Market

Import Market

The performances observed in volumes operated made the quantity of contracts also to increase when added all other types of operations. The quantity jumped from 578.3 thousand exchange contracts in 2004 to 626.5 thousand contracts in 2005, an 8.3% increase.

Bradesco already uses a Digital Certification system for foreign exchange contracts. This new service allows the customer to electronically sign exchange contracts, which, besides making the clients transaction easier, speeds up the flow of contracting, reducing operational risks and costs.

The portfolios of Export and Import Financing, Foreign Collateral provided and Loans to Brazilian companies headquartered abroad ended 2005 recording the following balances:

Foreign Trade Portfolio	December 2004		December 2005

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	1,156.0	3,067.7	1,772.0	4,146.2
Advance on Foreign Exchange Contracts – Delivered Bills	573.5	1,521.7	532.0	1,244.7
Export Prepayments	1,053.6	2,796.7	1,368.0	3,202.1
Onlending of Funds Borrowed from BNDES/EXIM	284.9	756.0	536.5	1,255.3
Exports Credit Note – NCE	–	–	87.3	204.4
Documentary Drafts and Bills of Exchange in Foreign Currency	3.9	10.4	10.9	25.5
Indirect Exports	6.2	16.5	6.0	14.1
Total Export Financing	3,078.1	8,169.0	4,312.7	10,092.3

Import Financing
Foreign Currency	290.2	769.9	293.5	686.7
Imports Draft Discounted	185.9	493.4	176.6	413.5
Open Import Credit	49.7	131.8	58.7	137.4
Total Import Financing	525.8	1,395.1	528.8	1,237.6

Collateral
Foreign Collateral Provided	126.7	336.2	135.5	317.2
Total Foreign Collateral Provided	126.7	336.2	135.5	317.2

Total Foreign Trade Portfolio	3,730.6	9,900.3	4,977.0	11,647.1

Loans via Branches Abroad	138.5	367.5	251.1	587.7

Overall Total	3,869.1	10,267.8	5,228.1	12,234.8

The foreign exchange portfolio is financed by credit lines obtained from correspondent Banks abroad and at the end of December, 93 U.S., European and Asian Banks had extended credit lines to Bradesco.

The cost of obtaining such financing lines has been showing the lower levels over the last years, even with increases in the U.S. basic rates recently promoted by the Federal Reserve. Currently, spreads paid by Bradesco are between 15 and 25 basis points above libor for a period between 180 days and 360 days, respectively.

Compared to the same period of 2004, the decrease totaled approximately 18 basis points on average, evidencing a substantial improvement in the international market perception towards the country risk.

We present below the book balance of assets and stockholders' equity of the foreign units on respective dates:

Foreign Branches and Subsidiaries	US$ million

	12.31.2004		12.31.2005

	Total	Stockholders'	Total	Stockholders'
	Assets	Equity	Assets	Equity

Bradesco New York	1,485.9	143.1	1,303.6	148.8
Bradesco Grand Cayman	6,338.5	1,173.3	7,126.9	2,570.8
Boavista Nassau	351.1	90.6	8.4	8.4
Cidade Capital Markets Ltd. – Grand Cayman	31.3	31.1	32.3	32.2
Bradesco Services Co. Ltd. – Tokyo	0.4	0.4	0.6	0.6
Banco Bradesco Argentina S.A.	18.6	16.7	21.1	16.6
Banco Bradesco Luxembourg S.A.	330.6	131.1	404.9	136.1
Total	8,556.4	1,586.3	8,897.8	2,913.5

The core objective of the Foreign Branches and Subsidiaries is to obtain funds in the international market for onlending to clients, mainly through the financing to the Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients and to increase foreign trade operations.

The Bradesco Organization continued the streamlining process started in 2004 of units headquartered abroad, and in 2005, BCN and Mercantil Cayman were merged by Bradesco Cayman and Boavista Banking Ltd. Nassau and Boavista Grand Cayman were closed.

In 2005, besides the short-term funds obtained from correspondent banks for foreign trade financing, Bradesco Organization obtained nearly US$ 901 million in the international capital markets by means of public and private, medium and long-term placements, mainly earmarked for foreign trade financing and working capital loans.

In this funding environment, it is worth pointing out the US$ 300 million operation named as “Perpetual Non-cumulative Junior Subordinated Securities”. This instrument will pay to investor, annual interest of 8.875% . The operation, led by Merrill Lynch, was the first one carried out by an emerging country financial institution, which evidences the quality of the Institution’s image with foreign investors. In addition, when issuing perpetual securities, Bradesco contributed in reinforcing the positive perception towards the Brazilian economy in the foreign market. This also shows Bradesco’s confidence in the ongoing expansion of credit in the country.

Foreign Public Issuances – Outstanding – Reference Date December/2005 (Amounts Exceeding US$ 50 million)

Issues	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225.0	4.15.2004	4.15.2014
FIRN	US$	125.0	12.11.2004	12.11.2014
FIRN	US$	100.0	8.8.2005	8.4.2015
FxRN	US$	100.0	9.2.2004	9.2.2006
FxRN	US$	100.0	12.26.2003	12.26.2006
FxRN	US$	100.0	2.3.2004	1.3.2007
FxRN – BRL (US$174.6 million)	Reais	461.7	12.10.2004	12.10.2007
FxRN – BRL (US$100.0 million)	Reais	226.8	10.3.2005	1.4.2010
FxRN	US$	100.0	2.10.2005	1.2.2008
Securitization MT 100 – Series 2003-1 – Fixed – (*)	US$	191.5	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed – (*)	US$	100.0	7.28.2004	8.20.2012
Perpetual Securities (**)	US$	300.0	6.3.2005	Perpetual

Public Issuance	US$	2,584.9
Private Issuance	US$	360.1
Total (in US$)	US$	2,945.0

(*)	International Diversified Payment Rights Company
(**)	Perpetual Non-cumulative Junior Subordinated Securities

Capital Markets

Underwriting Transactions

During 2005, Bradesco coordinated important stock, debentures and promissory notes transactions, which amounted to R$ 26.9 billion. This volume accounts for 46.16% of the total amount of stock, debentures and promissory notes issuance recorded by (CVM) in the same period.

Among the operations in which we participated, we can point out the Debentures Public Offering of Braskem S.A., amounted to R$ 300.0 million, Camargo Corrêa Cimentos S.A., amounted to R$ 360.0 million, Companhia de Eletricidade da Bahia – Coelba, amounted to R$ 540.0 million and Ultrapar Participações S.A., amounted to R$ 300.0 million.

Special Operations – Mergers, Acquisitions, Corporate Reorganizations and Privatization Operations

The Special Operations department is responsible for the financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatizations operations.

In March 2005, the “Ranking ANBID de Fusões e Aquisições” (Mergers and Acquisitions ANBID Ranking) of 2004 was disclosed, in which Bradesco ranked among the first six financial advisory companies in number of operations, having concluded five operations.

In 2005, Bradesco coordinated important operations in the merger and acquisitions market, pointing out, among others, advisory services to Cargill Agrícola S.A. in the stocks public offering referring to the takeover of Seara Alimentos S.A.; and finance advisory services to Equipav and Bertin Groups in the stock control acquisition of Águas Guariroba S.A.. Bradesco established eight new mandates under execution, thus, enlarging its operation as financial advisory service provider for transactions of this nature.

Project Finance Operations

In 2005, Bradesco stood out as Finance Advisor in Granting and Projects structured under the Project Finance mode, by using financing solutions for greenfield and brownfield projects, besides consolidating its leadership in BNDES onlending operations.

Also in 2005, Bradesco was given a mandate as advisor for local funding structuring for the Ceará Steel Project, steelworks sponsored by the companies DongKuk Steel, Danieli and Companhia Vale do Rio Doce. Bradesco advised the Consórcio Luziânia composed of the companies Furnas, Schahin Engenharia, Queiroz Galvão, Cemig and Orteng, in the auction of transmission lines and advised Furnas in the first auction of new ventures of the New Model, in which the state-owned company won the Simplício and Paulistas Projects.

Bradesco proceeded with the advisory mandates related to the Campos Novos de Energia Project, hydroelectric company sponsored by CPFL, Votorantim, CEEE and CELESC and for Itumbiara Project, transmission line sponsored by the Spanish companies Elecnor, Isolux and Cobra, besides reinforcing its presence in Projects in the sugar and ethanol industry and in the co-generation of electricity.

Structured Operations

The Structured Finance Area is responsible for the following:

– development of structures used to segregate credit risks, through Special Purpose Entities (SPEs), Credit Acquisitions, Credit Right Investment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs);

– structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction;

– development of structured solutions with a view to meeting specific needs of companies, such as: decreased use of working capital, increased liquidity, optimization of financial and tax costs, compliance of legal technical limits/financial covenants, sale of permanent assets and structured financings; and

– coordination of syndicated loan processes, including the extension of debts, which can be refinanced, structured by the Bank or by third parties.

Among structured operations developed during 2005, we point out the FIDCs of Furnas Centrais Elétricas, BGN Life Crédito Consignado (1st and 2nd tranches), CESP II and Motorola Industrial.

Tax Payment and Collections

Cash Management

Bradesco's cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with high quality (ISO 9001:2000) and security (electronic certification and sound cryptography) standards.

The innovations have secured the preference of a growing number of clients from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its clients online.

In particular, we point out the activities of the Government Authority area, whose mission is to provide a specialized service to federal, state and local bodies, identifying business opportunities and structuring customized solutions, through a specific Internet portal (www.bradescopoderpublico.com.br).

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization. Online collection is responsible for processing nearly 98% of all documents registered in the Bradesco collection portfolio.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other hand, they effectively interact with the different Government Departments in the federal, state and local spheres and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Net Empresa, Pag-For (Suppliers Payment) and PTRB (Online Tax Payments)

Based on the same efficiency commitment, Bradesco's payment solutions available via the Net Empresa, Pag-For and PTRB products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with maximum speed and security.

In 2005, payment solutions accounted for R$ 470.3 billion, corresponding to 128.4 million payment transactions, enabling the management of Accounts Payable of more than 359 thousand companies.

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, which is an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

	R$ billion

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Receipt Solutions (1)	209.2	230.3	812.5	234.6	241.5	921.9
Payment Solutions	104.9	114.3	401.5	118.7	124.6	470.3
Total	314.1	344.6	1,214.0	353.3	366.1	1,392.2
Taxes	25.5	25.7	98.7	27.5	30.6	113.2
Water, Electricity, Telephone and Gas	4.9	5.3	19.4	5.6	5.8	22.0
Social Security Payments	5.3	7.2	22.7	6.1	8.0	25.5
Total Public Sector (*)	35.7	38.2	140.8	39.2	44.4	160.7

(1) Total movement (funding, written – off, credits etc.).
(*) Includes public and privatized utility service concessionaires.

	Number of transactions – millions

	2004			2005

	3rd Qtr.	4th Qtr.	Year	3rd Qtr.	4th Qtr.	Year

Receipt Solutions (1)	215.6	230.6	854.1	234.7	228.6	919.2
Payment Solutions	29.2	31.0	111.1	33.0	34.1	128.4
Total	244.8	261.6	965.2	267.7	262.7	1,047.6
Taxes	18.4	16.7	72.0	18.8	17.4	75.1
Water, Electricity, Telephone and Gas	33.4	35.0	131.7	36.8	37.7	144.7
Social Security Payments (2)	10.7	11.4	44.4	13.0	13.2	52.0
Total Public Sector (*)	62.5	63.1	248.1	68.6	68.3	271.8

(1) Total movement (funding, written-off, credits etc.).
(2) Total of beneficiaries: more than 4.424 million of retirees and pensioners (corresponds to 18.26% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires
N.B.: Payments by means of automatic debit
50.683 million – 2004
50.115 million – 2005

Growth – Receipt and Payment Solutions

Public Sector Growth

Assets Bookkeeping Services and Qualified Custody Services

Bradesco is one of main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding services options and generating operating flexibility to its clients.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR.

Main Indicators of 2005:

Book-Entry Stocks	164 companies, with market value of R$ 273.5 billion, combining 2.4 million stockholders.

Book-Entry Debentures	42 companies, with restated amount of R$ 35.6 billion.

Book-Entry Quotas	26 funds, with restated amount of R$ 1.5 billion.

Brazilian Depositary Receipt – BDR	2 Programs, with market value of R$ 127.6 million.

The investors have access to Bradesco’s branch network, besides the online access, via the Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

The rendering of services destined to the Companies, Assets, Foundations, Insurance Companies and Private Pension Entities showed a solid growth, pointing out the custody and controllership for Credit Rights Investment Funds – FIDC, which reached in 2005 equity of approximately R$ 4 billion.

Another highlight was the portal www.bradescocustodia.com.br, communication and operation vehicle with our clients. Bradesco received the certification Goodpriv@cy. This certification reaffirms Bradesco’s commitment to the Security of Information, protection and privacy of its clients and users’ data.

Main Indicators of 2005

Custody	R$ 179.3 billion in assets under custody (Funds, Portfolios, DR and Receivable Funds).

Controllership	R$ 236.1 billion distributed in 658 Assets under Management.

Depositary Receipt – DR	R$ 42.1 billion in 8 Programs.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), which was the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

We implemented the Ombudsman area, dealing with all manifestations, whether these stem from “Alô Bradesco” service, which answers by phone and e-mail, or those deriving from Brazilian Central Bank, Procon (Consumer Protection Agency) and Press. It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients.

Quality Management – NBR ISO 9001:2000 Certifications

The Bradesco Organization has 106 Products and Services certified by NBR ISO 9001:2000, confirming the Bank's commitment to assuring ongoing ease and convenience for its clients and users.

These achievements motivated the Organization to advance in the quality management practices, thus adopting the Excellence Criteria – Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Protection Seal and Data Privacy – GoodPriv@cy

Reaffirming its commitment to the Information Security, clients and users’ data protection and privacy, Bradesco conquered the Data Protection and Privacy Seal, GoodPriv@cy, an important symbol on its Information Security Policy. In December 2005, eight (8) certificates were obtained.

GoodPriv@cy – Data Protection and Privacy Seal – is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

GoodPriv@cy was launched in Switzerland in 2002, under the scope of IQNet in 2003 and it is a voluntary certification scheme.

GoodPriv@cy seal attests that the certified organization:

– operates a management system for data protection (DMS – Data Management System).

– complies with statutory requirements for data protection and privacy.

– continuously improves data protection and privacy processes.

GoodPriv@cy is granted by independent bodies. In Brazil, FCAV – Fundação Carlos Alberto Vanzolini, member of IQNET – The International Certification Network is the single authorized body to grant said data privacy and protection seal after the compliance audit with GoodPriv@cy Data Protection 2002 Edition.

List of Certificates obtained:

  Fax Fácil

  Fone Fácil

  Home Broker

  Internet Banking

  Private

  Custody – Dockets

– Liabilities docket data privacy management

– Assets docket data privacy management

– Report data privacy management

ISE – Corporate Sustainability Index – BOVESPA

As from December 2005, Bradesco’ s stocks were selected to compose the Corporate Sustainability Index (ISE), created by Bovespa – São Paulo Stock Exchange, which measures the corporate sustainability. This index is composed of a select group of companies with best performances under the economic-financial, social, environmental and corporate governance dimensions.

The selection of Bradesco’s common and preferred shares to compose the ISE reinforces the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the public in general.

Such positioning prioritizes the ethics and stands out for the quality and distinctness of information disclosed so that to enable a better follow-up of the Organization’s performance.

The selection of Bradesco to join ISE reiterates its concern with liquidity, transparency, solidity and social and environmental responsibility.

Methodology for Mapping Processes

This methodology is designed to codify and standardize processes mapping works carried out by the Organization's different departments on a stage-by-stage basis which, in conjunction with the information on related products, services and activities, ensures that these processes are effectively analyzed in the pursuit for ongoing improvement, as well as providing the documentation required by the Internal Controls and Compliance System, the Bradesco Quality Management System based on the NBR ISO 9001:2000, the Activity-Based Costing System –ABC and Section 404 of the Sarbanes-Oxley Act.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize production resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

The knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing, as well as support to cost rationalization studies.

Activity-Based Management Program

Bradesco has commenced development of Activity-Based Management, seeking to exploit the potential benefits of this cost management model, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Accordingly, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic goals, designed to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

The future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as supporting their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improved results, as well as extending its capacity to manage the Organization's resources, Bradesco adopts one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System, mySAP Business Suite solution.

This system’s development represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, through the adoption of an approach, which is focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Purchases, Accounts Payable, Fixed Assets and Accounting, processes on which they are based. The areas integrated through this technology will be able to renew processes and review organizational structures and nearly 73 thousand system users will be qualified via in-class and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, secure data processing, increased productivity and agile decision-making, as well as decreased operating costs. These factors are crucial for the Organization's growth, especially in view of current financial area competition, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Expenses Assessment Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenses, in March 2004, Bradesco created the Expenses Assessment Committee, responsible for monitoring administrative and personnel expenses, as well as expenditures with capitalization, analyzing their origin with the related areas, seeking to obtain a maximum cost/benefit ratio.

In line with good Corporate Governance practices, the Committee is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco's costs, from all standpoints and producing savings which reflect positively on the Organization's results.

Corporate Governance

The adoption of best Corporate Governance practices has enabled a greater emphasis on the improvement of internal controls and a rigid establishment of professional conduct standards, whose effort to maintain the image of safety, confidence and dynamism has been evident throughout all the segments of performance, improving the relationship and the transparency with Investors, at same time, this is an incentive to the Managers so that their decisions aim the best interest of the Company and its stockholders, consolidating Bradesco’s positive perception in the market.

The results have been evidenced by the figures recorded up to date, ensuring that such purpose has been achieved, both in terms of operating efficiency and in the increase of Bradesco’s deposit capacity in Brazil and abroad.

Bradesco always sought to be present in the acts aiming at reinforcing the capital markets. Bradesco’s stocks were listed at the Stock Exchange in Brazil in 1946, three years after its foundation, when Bradesco’s operations were restricted to the São Paulo state.

As from June 1997, the Company started to be listed at the New York Stock Exchange (NYSE) to trade ADRs Level I and, in November 2001, ADRs Level II.

In Spain, Bradesco started to trade preferred stocks at Madrid Stock Exchange (LATIBEX) as from February 2001.

Bradesco’s stocks, since June 2001, started to integrate Level I of São Paulo Stock Exchange Corporate Governance, reiterating its commitment to achieve the appreciation of its stockholders’ equity, always using instruments generating conditions of higher stock liquidity.

With stocks traded at foreign stock exchanges, Bradesco started to prepare its Financial Statements also in US-GAAP, the U.S. accounting practices.

Bradesco Organization in 2005 did neither contract nor had services rendered by KPMG Auditores Independentes not related to the external audit in levels higher than 5% of total external audit costs. The policy adopted meets the principles preserving the auditor’s independence, pursuant to the accepted international criteria.

The Annual Stockholders’ Meeting held on March 10, 2005, resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with term of office until 2006, 1 sitting member and respective deputy selected among preferred stockholders.

Among the initiatives adopted until now, which reassert Bradesco Organization’s commitment to the best Corporate Governance Practices, we point out:

– the Tag Along is incorporated into the Company’s Bylaws, which, in an eventual sale of the Company’s control, this shall ensure the minority common stockholders to receive 100% of the price paid per stock composing the control block, and 80% of such reference value to the preferred stocks;

– the attendance of 2 independent Board members at the Board of Directors;

– the advance in the transparency of information to the market, released in 3 languages (Portuguese, English and Spanish);

– under the influence of Sarbanes-Oxley Act, the internal controls and the procedures to disclose information to the market were improved and the Corporate and Sector Codes of Ethics were set up, specific for the Accounting and Finance Administration Departments, applicable to all employees involved in the activities of respective areas, through which all of them declare to be personally responsible for the effectiveness of controls and disclosure procedures;

– Committee of Ethical Conduct, which aims at following-up the application of provisions in the Corporate and Sector Codes of Ethics, determining the actions concerned with disclosures, disseminating and fomenting the compliance with their content, examining and setting forth the sanctions to be imposed for the infringement events, so that to ensure their effectiveness;

– Audit Committee, which has the attribute to advising the Board of Directors concerning the performance of their duties related to the follow-up of accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries, in the appointment and the assessment of independent auditors’ efficiency;

– Internal Control and Compliance Committee to advise the Board of Directors in the performance of their duties related to the adoption of strategies, policies and measures concerned with the dissemination of a culture of internal controls, mitigation of risks and compliance with the rules applicable to the Bradesco Organization;

– Compensation Committee to propose to the Board of Directors the policies and guidelines for Statutory Management compensation, based on the performance targets set forth by the Board;

– Disclosure Executive Committee, which established the Disclosure Policy for Material Act or Fact, with a view to ensuring the control, consistency, quality and transparency in the disclosure of information;

– Expenses Assessment Executive Committee to advise the Board of Executive Officers in the follow-up and control of costs and the adoption of strategies, polices and measures concerned with the expenses cutback of Bradesco Organization’s companies;

– Social Environmental Executive Committee, with a view to analyzing the issues related to the social and environmental responsibility and fomenting corporate sustainability strategies, by harmonizing economic development issues and social-environmental responsibility;

– the adhesion to the Equator Principles, the rules in which are based on environmental and social responsibility criteria developed by the International Finance Corporation (IFC), World Bank’s arm, which shall be observed in the loan granting for projects exceeding the amount of US$ 50 million, benefiting all the Company, since Bradesco will be consolidating the management of exposure to risks associated with such projects, as well as the proactive involvement in environmental and social issues;

– Calendar of Corporate Events, available at Bradesco’s Website, containing dates of main corporate events;

– Instrument of Disclosure Policies for Material Act or Fact and Trading of Securities to be observed by all the managers;

– the adhesion to the Global Compact, which is a result of invitation made by the Secretary-General of UN, Kofi Annan, at the World Economic Forum in Davos, in January 1999 to the companies, nongovernmental agencies (ONGs) and other governmental and civil entities to observe and disclose the ten principles guiding the Global Compact, concerning the Human Rights and Labor, Environmental Protection and Anticorruption, assuming the commitment to driving their actions in terms of contributing to the development of a more inclusive and sustainable economy, enhancing their performance under the social-environmental scope;

– the selection of actions to compose the Corporate Sustainability Index (ISE) of Bovespa, which reflects the return of a portfolio composed of companies’ stocks with the best performances in all the dimensions measuring the corporate sustainability, and acting as conductor of good practices in the Brazilian corporate environment, evidencing the Organization’s commitment to the relationship with stockholders, clients, investors, employees and public in general;

– the reformulation of Corporate Governance page on the Investor Relations Website, containing new information, such as Corporate Responsibility information, focusing social and environmental aspects, Risk and Compliance Management, Charter of the Board of Directors and Fiscal Council, Minutes of the Audit Committee and Fiscal Council meetings, other Management documents and other Corporate Governance Practices adopted by Bradesco, which are clearly available in the new version released in September 2005, which may be easily consulted;

– the first Corporate Governance rating released by a Brazilian company, with AA rating – Optimum Corporate Governance Practices, granted by Austin Rating, mainly based on the ethical values of the Organization, transparency, solid corporate culture and control mechanisms, contributing to increase the stockholders’ confidence as to the protection of investment and sustainability of operations.

Dividends Distribution Policy

Pursuant to Bradesco’s Bylaws, the minimum amount of Dividends and/or Interest on Own Capital to be distributed every year is 30% of the respective adjusted net income.

The capital compensation policy adopted by Bradesco, by means of distribution of Interest on Own Capital, at the maximum amount calculated in compliance with the prevailing laws, aims at adding value to the stockholders by enhancing the return on its investment.

Over the past years, R$ 849 million was distributed in 2001 (41.17% of the adjusted net income), R$ 947 million in 2002 (49.28% of the adjusted net income), R$ 1.347 billion in 2003 (61.48% of the adjusted net income), R$ 1.325 billion in 2004 (45.58% of the adjusted net income) and R$1.881 billion in 2005 (35.91% of the adjusted net income).

Bradesco was the first company in the financial sector to distribute dividends every month, and maintains an automatic monthly payment system for Interest on Own Capital to its stockholders.

Acknowledgments

Bradesco was acknowledged as the highest market value Bank in the Latin America, reaching R$ 56.9 billion recorded in the trading session as of November 4, according to calculations of consulting firm Economática. According to the yearbook “Grandes Grupos” (Large Groups), edited by the newspaper Valor Econômico, Bradesco is also seen as the largest private capital corporate group in Brazil, with gross revenues of R$ 46.7 billion.

Other renowned publications also attributed titles to Bradesco. The U.S. magazine Latin Finance, specialized in finance, elected Bradesco as the Best Bank in Brazil and the magazine The Banker, important British publication listing the best banks of 138 countries, selected Bradesco as the best Bank of the Year in Brazil.

Bradesco was granted an AA grade, the highest for a domestic company in the first corporate governance rating already disclosed in Brazil. Such evaluation acknowledges that Bradesco adopts optimum corporate governance practices. The rating was granted by the risk rating agency Austin Rating.

Concerning IT, in the last quarter of the year, Bradesco led the ranking of the survey 100+ Innovative Companies in the Use of Information Technology (IT) under finance, conducted by the technology specialized magazine InformationWeek Brasil, and stood out in the Quality Standard Award in B2B 2005, promoted by the B2B Magazine.

Bradesco’s Internet won seven categories of award promoted by the magazine Global Finance, a renowned international publication specialized in finance, which shows the best banks in the world over the Internet.

The Top of Mind survey, carried out by Datafolha Institute, of newspaper Folha de S. Paulo, indicated Bradesco as the private bank most reminded in the country and the Jornal do Comércio granted Bradesco with the 2005 Remarkable Companies Award, destined to ten companies and personalities standing out in their activities during the year.

People management was also acknowledged in 2005. Bradesco was ranked in the second position according to the survey Best Companies in People Management of magazine Valor Carreira, edited by the newspaper Valor Econômico.

6 - Social-environmental Responsibility

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges in the value of its team’s performance and achievement potential the foundation to sustain Bradesco Organization’s businesses.

The Company offers to its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent Bradesco’s commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels. The Company solidly invests in training, whether in classroom or via Intranet, opening to the employee a great possibility of career improvement, by means of quick, extensive and continuous qualification.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in various business segments, both under the performance and territory aspects.

Bradesco is a Bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Great Place to Work

Bradesco’s employees contributed to the Company achieve an outstanding position held in the financial market, maintaining the excellence in all group’s activities.

The Company seeks to promote the transparency, so that to ensure a motivating and challenging organizational environment. Evidence is that Bradesco was listed for the sixth time in the prestigious Guia Exame-Você S/A guide – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for), based on a study carried out by the Exame and Você S/A magazines in partnership with the consulting firm Great Place to Work Institute.

In addition to being ranked among the 150 best companies to work in Brazil, Bradesco was also rated among the 50 best companies for women to work for, for the third consecutive year.

Guia Exame is considered the best and most comprehensive study on the workplace environment in Brazil. Based on employees’ opinion, the study assessed the working environment, benefits, remuneration, professional development opportunities, ethics, citizenship values and social responsibility of companies.

For the second consecutive year, Bradesco also stood out in the survey “As Melhores na Gestão de Pessoas” (The Best Companies in People Management) of magazine Valor Carreira, edited by the newspaper Valor Econômico, with the technical support of Hay Group. The selection was made by means of evaluation of companies’ internal environment, as from questionnaires and interviews with employees who gave their opinion about issues such as training, benefits, safety and work conditions, credibility, motivation, performance and development planning.

Bradesco Organization Human Resources Management Policy

In 2005, Bradesco reaffirmed its commitment to its employees, formalizing guidelines for the management and development of its human resources, by means of the Bradesco Organization Human Resources Management Policy. Basic premises:

  Compliance with the legal requirements inherent to the work environment and relations;
  Protection to the Human Rights, Labor Basic Rights and Children Rights;
  Respect to diversity and human being’s self-respect, without any type of discrimination;
  Safe and healthy work environment;
  Better employees’ life quality;
  Incentive to overcome limits and fomenting the creativity in pursuit of solutions viewing the self- achievement, clients’ satisfaction and business expansion;
  Development and ongoing improvement of employees’ technical and conduct potentiality, as from mechanisms allowing to manage his/her own personal and professional growth plan; and
  Priority for employees’ professional growth opportunities.

In-house Communication

In order to maintain Bradesco’s outstanding position, it is indispensable that its employees are aligned to the Organization’s strategies. Thus, the Company solidly invests in its in-house communication.

Simultaneously and from any location in the country, Bradesco’s employees receive relevant information via the Intranet and e-mail. The Company also makes available the newsletter “Sempre em Dia” (Always Updated), brochures, magazines addressed to each employee and periodical editions containing institutional messages and technical guidance.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers and Managers from Bradesco’s branches and Organization’s departments take part. All the issues are referred to respective teams.

People Management

Bradesco maps the Organization’s human capital and currently records 11,000 employees’ profiles.

Based on this knowledge, leaders and employees are gained conditions and are able to share actions focused on improving their performance and relationships, as well as establishing goals designed to improve their key skills.

The maintenance of such work is the management of the Organization’s corporate competencies and the incentive and guidance to leaders practice the feedback.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

In 2005, Bradesco created the Diversity Appreciation Work Group, composed of professionals of different areas, with a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents.

The issue is broadly supported on the Code of Ethics, Human Resources Management Policy and Social-Environmental Policy recently defined and disclosed by the Organization.

Inclusion Policy for Disabled People

Bradesco defines strategies for the contracting and retention of disabled people at the Organization, by creating job opportunities to such professionals and setting forth partnerships with specialized entities and focused on inclusion.

Bradesco has a staff of 769 disabled people.

At Bradesco’s Website, at Career Opportunities, the Company emphasizes the collection of disabled people’s curriculums.

Ethnical Groups

In 2005, Bradesco entered into a partnership with the Faculdade Cidadania Zumbi dos Palmares –Unipalmares, viewing to contracting trainees, to work in important business areas of Bradesco.

Unipalmares’ mission, by means of ONG Afrobrás, is to promote the inclusion of black people and afro-descendants into higher education of the country.

The internship program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, FIPECAFI and FIA.

Opportunities for Women

Bradesco ended 2005 with a quota of 34,260 women employees, corresponding to 46.4% of the functional staff.

In the Prime segment, 71.5% of staff is women.

In leading positions, Bradesco has 14,775 women, of which 1,257 are executive women, including in the Board of Executive Officers and the Board of Directors.

Internship Program

With a view to offering real professional development opportunities, Bradesco Organization offers internship program to all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 476 undergraduate students and 152 high school students.

Traineeship Programs

Students of Information Technology course of Fundação Bradesco have the opportunity to start their professional career in the systems development area of the Organization. Since 2002, the students approved in the selection process have been contracted.

A traineeship program was developed in 2005 to the Bradesco Prime business area with the recruitment and selection of external and internal candidates to the team. The program will start in January 2006 with 25 participants, estimated to have a eight-month duration and focus on the qualification for future Relationship Managers.

Youth Apprentice Program

This program was implemented by Bradesco Organization in 2004, executed in partnership with Fundação Bradesco and other qualified entities. This encompasses the administrative centers throughout the country. The main goals are:

  To promote the youth social inclusion, qualifying them to services and products inherent to the Organization;
  To offer real opportunities of inclusion in the labor market;
  To contribute to the qualification of citizens within the innovative principles of education, based on four pillars of education, according to UNESCO’s report:
1.	To learn and know;

2.	To learn how to do;

3.	To learn how to live together; and

4.	To learn how to be.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility Area, as from October 2005, the Company entered into a partnership with the São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunity, those students originated from families with higher social vulnerability, between age of 18 and 21 years, regularly enrolled and effectively attending high school classes of the state public school system, preparing them to exercise the citizenship, by means of paid internship.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

We offer our employees an appropriate work environment and conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing to map and identify the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broadly basis.

The issues addressed include Repetitive Stress Injury, Stress, Drug-Addict, (Alcoholism/Drugs/Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out through the Interação magazine and in the SIPAT (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV-AIDS Prevention – CEN, which is destined to promote and strengthen the combat against such epidemic in the work environment and has been providing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue is Bradesco’s attention to life quality, the balance between the employee’s personal and professional life. We are permanently concerned with the number of regular and overtime hours worked by our staff, guaranteeing that employees have time for their personal commitments and leisure.

The Bank offers its Call Center staff at the Santa Cecília building, in the city of São Paulo, a room for winding down, which is designed to offer a comfortable environment and extra emotional support. The room is completely different to the other Organization environments and is equipped with furniture and apparatus to assist relaxation and soften the impact of the operators' day-to-day activities in and out of the call center. The room is open to all the employees of that section in the event of conflicting situations or psychological and emotional needs.

Benefits

Besides the legal aspects, Bradesco’s employees and dependents enjoy a combination of benefits viewing to ensure the best life quality:

Health and Dental Care Insurance

Our employees and their dependents have access to health and dental care plans paid for in full by the Bank.

The healthcare insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and also treatment for AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

In 2005, there were 3,594,318 medical/hospital consultations and 669,751 dental consultations.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination Campaign

Bradesco offers the vaccine free of charge to all its employees and at subsidized rates to their dependents. In 2005, 42,737 doses of the vaccine were applied at a cost of more than R$ 1.0 million.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, which Bradesco contributes with 50% of the monthly installments (including the 13th salary).

The plan guarantees coverage to the retiree, the retiree or participant's widow or widower and their children under the age of 21 (or up to the age of 24 if they are undergraduate).

Social Service and Psychological Assistance

Bradesco’s employees and dependents are provided with follow-up of Social and Psychological Service under situations of need and emergencies.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems. Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain Group Life and Personal Accidents Insurance, with subsidized costs.

Snack Supply

Everyday, Bradesco’s employees receive snacks on a free basis. At the end of 2005, Bradesco invested R$ 30 million, involving the distribution of 23,630,103 snacks.

Special Credit Facility, Acquisition of Computers, Vehicles and Real Properties

Bradesco offers loans to its employees with subsidized fees for personal expenses, acquisition of vehicles and computers and lower interest rates in the real estate financing operations.

Fee Exemption / Financial Benefits

Bradesco exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a differentiated online shopping channel, where Bradesco negotiates special discounts directly with various products suppliers.

Social Loan

By means of Caixa Beneficente dos Funcionários do Bradesco (Bradesco Employees Benefits Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to expenses under emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists, phonoaudiologists etc.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer, basketball, volleyball, tennis and squash courts and soccer field, destined to leisure and recreation activities to employees and dependents.

Human Resources – December 2005

On December 31, 2005, Bradesco's employees, including staff at the subsidiaries, totaled 73,881. The following table presents the variation of Bradesco’s headcount:

	December

	2001	2002	2003	2004	2005

Banco Bradesco	51,633	53,732	59,430	62,013	61,347
Subsidiaries	6,943	8,729	9,407	11,631	12,534
Subtotal Bradesco	58,576	62,461	68,837	73,644	73,881
Banco BCN	5,857	6,105	5,203	–	–
Subsidiaries	1,280	1,504	1,741	–	–
Subtotal BCN	7,137	7,609	6,944	–	–
Banco Mercantil	–	3,970	–	–	–
Subsidiaries	–	353	–	–	–
Subtotal Mercantil	–	4,323	–	–	–
Total	65,713	74,393	75,781	73,644	73,881

December 2005

By Age		By Gender		By Educational Background		By Years of Service with Bradesco		By Managerial Position

Younger than 30	46%			High School	26%	Less than 5 years	41%
From 31 to 40	34%	Men	54%	University	73%	From 6 to 10 years	13%	Non-commissioned	52%
From 41 to 50	17%	Women	46%	Other	1%	From 11 to 20 years	34%	Commissioned	48%
Older than 50	3%					More than 20 years	12%

Personnel Expenses

In the year of 2005, Bradesco’s personnel expenses reached R$ 5,312 million, including in such total expenses related to salaries, social charges, benefits, training, employees’ profit sharing and others.

The following pie graph shows the percentage share of each item in relation to total Bradesco personnel expenditure in 2004 and 2005.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

The Staff Training Department is responsible for the training actions of Bradesco Organization, aligned to the Organization's strategies and appropriate to the quickness of changes required by the market.

The “Gestão de Treinamento da Organização Bradesco” (Bradesco Organization Training Management) process was granted the NBR ISO 9001:2000 certification in December 2002 and the Company was certified again in December 2005, which ensures an ongoing improvement of processes and the quality of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

During 2005, training involved 618,983 participations, in 1,505 different courses available. During such period, 90% of the employees were trained, at least, one course and on average, 8 courses per employee, resulting in 67 hours of training per capita. The investments in various medias available amounted to R$ 52.3 million.

With training aligned to the needs of various segments and market trends, we point out actions for Retail, especially the 4,643 participations in the Clients’ Management Program, focusing, among other issues, the relationship and the analysis of clients’ potential to increase assets and branches results, and the Retail Credit program, in a partnership with Sebrae, focused on the granting of loan to micro and small-sized companies.

The Managers’ qualification process of the Prime and Empresas (Midlle Market) segments continued with the Management Development Program, which focuses, among other aspects, the improvement of the business management process, the resources optimization and results leverage for the segments, with the participation of 375 managers.

In compliance with the Resolution 3,158/03 of the Brazilian Monetary Council, the preparatory programs for the Certification exam in Investment Products were intensified and enabled the certification, until the end of 2005, of 7,306 professionals directly involved in providing services to clients at the Branches Network and to the qualified investors.

The TreiNet (Internet Training) recorded more than 715 thousand participations in the 53 courses since its implementation in 2000 until the end of 2005 disseminating new information to the Organization’s employees, indistinctly. In partnership with Fundação Bradesco, there are TreiNet’s courses available for clients holding “Conta Universitária Bradesco” (a special account for students).

In conformity with other media used in the improvement of learning and sharing of information, in 2005, Bradesco launched 14 titles among video-training and brochures.

During such period, the UNIVERSEG (Insurance Learning Universe) project proceeded, aiming at providing technical and professional qualification for employees, brokers and dealerships from Bradesco Seguros e Previdência, from all over Brazil, by means of virtual training programs, via TreiNetSeg, TreiNetPrev and TreiNetCapi with specific courses for the Insurance, Private Pension Plans and Savings Bonds areas besides training, also comprising behavior.

Since 1996, in partnership with educational institutions, such as FIA, FIPE, FIPECAFI, FGV and IBMEC, 1,197 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization courses and Masters Degree certificates. In 2005, a class of MBA Controller (FIPECAFI) concluded the course, as well as two classes of MBA Negócios Bancários (FGV), a class of MBA Gestão de Processos da Organização (FIA) and two classes of MBA Negócios Bancários (FGV) and one class of MBA Negócios Bancários on-line (FGV-RJ) are still under progress, amounting to 233 professionals of different areas of the Organization.

Aligned to the Corporate and Social Responsibility policy, projects privileging the human value were developed, such as: Youth Apprentice Program, Young Citizen Program and Internship Programs,

among them, the Unipalmares Project (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context,

Bradesco developed preparatory training in Libras (the sign language for deaf-mute people), for employees providing direct services to disabled clients.

Increase in Employee Training Participation – thousands

Total Amount Invested in Training – R$ million

Social-cultural Events

Bradesco has always supported events that enrich the Brazilian culture, besides maintaining strong relationships with institutes, foundations and cultural centers. Only in 2005, Bradesco supported 697 events.

Bradesco is still sponsoring Brazil’s most traditional and popular events, among them, the 40th edition of Parintins Festival, in the state of Amazonas, and the São João de Caruaru’s Party, in the state of Pernambuco, one of the biggest São João’s parties in Brazil.

The Henry Moore – Uma Retrospectiva/Brasil 2005 exhibition, which inaugurated the festivities calendar of the 100th anniversary of the “Pinacoteca do Estado de São Paulo” (State of São Paulo’s Art Gallery) and the “Festival Internacional de Inverno de Campos do Jordão” (Campos do Jordão’s International Winter Festival), in São Paulo, are other events sponsored by Bradesco. In this last event, Bradesco also promoted the refurbishment of “Concha Acústica”, a traditional outdoor space destined to art and cultural presentations offered to the population on a free of charge basis.

Bradesco also sponsored the “Música no Museu” (Music in the Museum) project, aiming at offering free of charge Brazilian classic music concerts in Rio de Janeiro’s museums and the Panorama da Arte Brasileira 2005 (2005 Brazilian Art Scenario) project, that exhibited works of 50 Brazilian artists from different parts of the country. Besides other actions, Bradesco contributed to the restoration of the dome and high altar of the most important monastery of São Sebastião Cathedral of São Bento da Bahia Monastery, in the city of Salvador.

Bradesco also participated in Teleton, a TV marathon with a 27-hour duration, receiving donations to the Association of Assistance to the Disabled Children (AACD).

A support given to two important events involving disabled people also stood out. Bradesco sponsored the fourth edition of the “Jogos Pan-Americanos da Federação Internacional de Esportes para Cegos” [Pan American Games of the International Federation of Sports for Blind People] (IBSA), held in São Paulo and the “3a Noite da Sorte” (3rd Lucky Night), which raise funds through donations to benefit more than 1,300 families having persons mentally disabled, assisted by the “Associação de Pais e Amigos dos Excepcionais” [Association of Parents and Friends of Disabled People] (Apae), in São Paulo.

Finasa Sports Program

The Bradesco Organization channels demonstrate its support of sports activities through the FINASA ESPORTES (Finasa sports) program, successor of the BCN Sports Program. This initiative, with 18 years of activity, gained momentum in 1997, following its integration with Bradesco's other social projects. Along its history, the program has become a benchmark for assistance in the education of young people, using sports through the formation of women basketball and volleyball teams as an instrument for social inclusion. At present, 3,093 girls from 10 to 16 years of age, enrolled at school and attending classes on a regular basis are included in the program. Approximately 70% of these girls derive from deprived backgrounds and are considered to be at social risk.

FINASA ESPORTES maintains 73 training centers, 47 for volleyball and 26 for basketball, installed on the premises of state schools, at Osasco's city hall sports centers, at Fundação Bradesco school, at a SESI unit and at three private schools, all located in the municipality of Osasco, in the Greater São Paulo. Acting in partnership with the local government, the Bradesco Organization offers a full support structure which includes the supply of sports and learning materials, as well as a team of 70 professional instructors, including local and state coordinators and teachers.

The community integration has been the outstanding feature of this important work. The PROGRAM is designed to transform sports practice into a powerful tool for strengthening the ties with citizenship values. At the FINASA ESPORTES training centers, 2 classes every week are dedicated to counseling on various topics, such as notions of hygiene, teen pregnancy, stress, drug abuse and other teen-related issues, always emphasizing the importance of team spirit. The training centers are also used to disseminate values that favor healthy living in society, including respect for others, union, dedication, persistence and excellence. Classes also stress the importance of having a positive and participative attitude, emphasizing the need to foster activities related to the recycling of materials, the rational use of water and electricity and the promotion of campaigns related to social issues, such as collecting donations in food and clothing.

The FINASA ESPORTES program shows that sports practice is much more than a way to discover vocations or create athletes, it lays the basis for the formation of citizens, who are the essence of a better country for everyone.

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and in the Federal District.

Objectves and Goals

Through the pioneer action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to more than 107,944 over the last twenty-five years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued Preliminary Education of Workers as well as Technical Professional Education in IT, electronics, industry, management and agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via Tele-education and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Primary School (first to eight grades) and High School comprise more than 43% of all students on courses provided by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care.

Fundação Bradesco is always evaluating contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units, ongoing interactions among them.

The schools are understood as a privileged environment for appraising citizenship values and for regarding students as original and creative human beings, who learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are essential.

The multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive and that their role in learning is faced as a producer of knowledge.

On this intent, Fundação Bradesco offers various continuing education opportunities, including e-learning.

These resources have resulted in the compilation of diverse learning materials, including text books used up to the fourth grade of primary school, Philosophy for High School and Cultural Diversity as well as other important supporting materials.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the subjects of the course, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management Industry (Electronics) and information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the School units are located.

The content of these courses aims to ensure a strict relation among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

When offering to students, who arise from underprivileged backgrounds, courses whose content will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continued Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the update, qualification and re-qualification of workers with different school levels. There are more than 105 options for free courses, presenting flexible programs, in the same track of the labor market conditions in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, avoiding the need for students to travel to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructive concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes awake the interests and motivate learners, guaranteeing the success of the course.

The main purpose of the Fundação Bradesco is to prepare students to improve their lives, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Material Facts

Aiming at providing basic education in computers and free access to public services via Internet, besides of appraising citizenship with actions development pronounced with the communities, Fundação Bradesco already has 40 CIDs – Digital Inclusion Centers, two of them in indigenous communities. The project jointly with large IT companies aims to avoid digital exclusion and to boost the compliance to people that live next to the Fundação Bradesco’s schools, in places managed by the community’s volunteers. High School students offer monitoring for the activities, acting as main players of local development.

On March 6, 2005 all the school units of Fundação Bradesco promoted the National Day of Voluntary Action. More than 700 thousand services were rendered in the leisure and entertainment, education, culture, sports, preventive health, communitarian and citizenship development area. Such action gathered approximately 11 thousand volunteers in more than 100 service centers which include the public schools, Digital Inclusion Centers –CIDs and Fundação’s schools.

Fundação Bradesco represented Brazil in the IDEAS Institute Seminar, an annual meeting promoted by MIT Media Lab, in Boston, United States. The event relied on the participation of eight countries and its purpose is to share the experiences of applying technology in social projects.

Also in Boston, the results of “Projeto Educação para o Futuro” (Educational Project for the Future) were presented, during the Worldwide Intel Roundtable Meeting. Such project developed in Brazil since 2003 by Fundação Bradesco is destined to qualify professionals for the use of technology in the education methodologies.

The relationship with Fundação Roberto Marinho was renewed to maintain the Canal Futura project. Fundação Bradesco is partner of such initiative since 1997, which is typified by educational programming and community action. Also jointly with Canal Futura, the “Cuidando do Futuro” Project (Taking care of the Future), which enables to qualify the educators of each Fundação’s school unit to implement projects in the environment, labor, consumption and health (sexuality and drugs) areas. Such qualification was also extended to public schools educators.

The support to “Alfabetização Solidária” was renewed with investments of R$ 1 million. In 2005, nearly six thousand students and 240 teachers were benefited with funds from Fundação Bradesco in 16 cities of the northeast region with high illiteracy levels.

Relationship was entered into among Fundação Bradesco, Sesi and Fundação Roberto Marinho to offer and certify courses in Education for Youngsters and Adults of Cia. Vale do Rio Doce’s employees. The purpose of the relationship is to assist, only in the first phase, approximately 600 employees of the company in the Espírito Santo state.

Fundação Bradesco was appointed as main player of the largest private and non-profit project of EAD –Distance Learning, officially accredited in the country. The 1st Yearbook of Distance Learning, published by the Brazilian Association of Distance Learning Entities - ABED classified the Fundação among the ten institutions which educate the greatest number of students per EAD under the type of Education of Youngsters and Adults.

The “X-Force” laboratory of information security at Bradesco Instituto de Tecnologia – BIT was implemented in Campinas. This initiative, in partnership with the U.S. company ISS aims the research and experiment of technologies and applications in information security in the areas of education and financial services, besides the qualification of experts.

Three nurseries for the production of remaining seedlings of the Atlantic forest were inaugurated, at schools of Campinas, (São Paulo), Marília, (São Paulo) and Vila Velha, (Espírito Santo), which were added to those already maintained in Osasco, São Paulo and Registro, (São Paulo) . The teachers and students of Fundação Bradesco receive technical qualification from SOS Mata Atlântica Foundation for the handling of species and promotion of environment and reforestation educational actions in partnership with various segments of the community.

The South America and Antarctica Ecosystems Atlas was launched with Fundação Bradesco’s support, an educational material destined to primary school and high school students to teach geography and sciences, by using data and research results in the remote sensor area. The Atlas was developed in the CD-ROM format in a project coordinated by the National Institute for

Space Research-INPE in Portuguese and Spanish languages and will be distributed on a free of charge basis to the student community, in various South America countries.

A relationship was entered into between Fundação Bradesco and Grupo Virgolino de Oliveira S.A. Açúcar e Álcool to offer agricultural technical course emphasizing the sugar cane productive chain in two cities of the inner state of São Paulo. This is the first technical course of such type in Brazil and will benefit workers connected with production and logistics areas of the sugar and ethanol industry.

Main Acknowledgments

“2ª Olimpíada Brasileira de Saúde e Meio Ambiente” (2nd Brazilian Olympiad of Health and Environment)

The “Postes Inteligentes” (Intelligent Posts) project of Rio Branco school, state of Acre, was ranked on the top in the National Phase of award granted by: Fundação Oswaldo Cruz – FIOCRUZ, Brazilian Association of Collective Health – ABRASCO and Brazilian Institute of Environment and Renewable Resources – IBAMA in partnership with a domestic network of institutions in the education, health, environment, science and technology areas.

“VIII Olimpíada Brasileira de Astronomia e de Astronáutica” (8th Brazilian Olympiad of Astronomy and Astronautics)

Brazilian Astronomy Society and Brazilian Space Agency

Bronze Medals

School Unit of Paragominas, state of Pará and School Unit of Bagé, state of Rio Grande do Sul.

Silver Medal

School Unit of Macapá, Amapá.

“Olimpíada Científica da Sociedade Brasileira de Química” (Scientific Olympiad of the Brazilian Society of Chemistry)

CNPq – National Council for Scientific and Technological Development

High school student was classified as first in the ranking with the text: “Biodiesel – Rumo ao Futuro” (Biodiesel – Path to the Future).

Marília school unit, São Paulo state.

“34o Concurso Internacional de Redação de Cartas para Jovens” (34th International Competition of Letter Composition for Youngsters)

The competition, annually promoted by União Postal Universal – UPU, awarded on the top of the ranking a work of Maceió school unit, state of Alagoas, in the state phase of the competition.

“5o Prêmio e-Learning Brasil” (5th e-Learning Brazil Award)

The Escola Virtual ( Virtual School) project was considered the best portal of education under the “Star Educacional” category in award granted by the Brazilian Association of Human Resources – ABRH and by Micropower.

“Troféu Empresa Amiga da Pessoa Portadora de Deficiência” (Friendly Company of the Disabled People Trophy)

This award is granted by the State Coordinating Department for the Integration of Disabled Person –CEID, to the school unit of Teresina for relevant actions viewing to promoting the disabled person.

The “Techno House” project of João Pessoa school unit, state of Paraíba was ranked in the 3rd position under the Innovation category during the Brazilian Fair of Sciences, Engineering, Creativity and Innovation of São Paulo University – FEBRACE – USP.

The projects “Biodiesel: uma alternativa energética viável” (Biodiesel: a viable energy alternative) of Paragominas, Pará school and “Fitoterapia na Cura de Doenças” (Phytotherapy in the Cure of Diseases) of Teresina, Piauí school received honors as finalists of the competition “Cientistas de Amanhã” (Tomorrow Scientists) performed at the State University of Fortaleza, Ceará by the Brazilian Society for the Science Progress – SBPC.

Students of the School Unit of Osasco, São Paulo were awarded with the 2nd position in the Brazilian Robotics Championship, ensuring them a place to represent Brazil in the Worldwide Championship to be performed in the United States in 2006. The project pointed out the use of robotics tools in the access to disabled people, as a way to promote their inclusion and social integration.

The project “Redescobrindo e Valorizando a História de Pinheiro: um compromisso com a cidadania” (Rediscovering the valuing Pinheiro’s history: a commitment to citizenship) of Pinheiro – Maranhão school, won in the category “Educação Patrimonial do Prêmio Rodrigo de Melo Franco de Andrade” (Heritage Education of Rodrigo de Melo Franco de Andrade Award), which was awarded by the Historical and Artistic Heritage Institute of Brazil –IPHAN. Such award aims at acknowledging actions to preserve the Brazilian cultural heritage. Besides being the winner, Fundação Bradesco was classified into another six works among 155 those enrolled.

34 Fundação’s schools were acknowledged with the seal “Selo Escola Solidária”, by Instituto Faça Parte, as they are committed to an education based on solidarity, participation and citizenship ideals, encouraging volunteer and youth action projects.

A student in the 2nd grade of the primary school of Itajubá school unit, state of Minas Gerais, was awarded in the local, state and federal levels with the 1st position in the ranking of the “V Prêmio Denatran de Educação para o Trânsito” (5th Traffic Education Denatran Award) with her drawing “Brincadeiras de Rua e Segurança” (Street Plays and Safety).

Mrs. Denise Aguiar Alvarez Valente, Assistant Director of Fundação Bradesco and member of Banco Bradesco’s Board of Directors, was highly distinguished by the members of the Brazilian Academy of Education with the title “Educadora do Ano 2005” (Educator the Year 2005), in acknowledgment to her work at Fundação Bradesco.

School’s Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia – GO	2,186	Paragominas – PA	2,289
Bagé – RS	2,091	Paranavaí – PR	1,876
Boa Vista – RR	2,351	Pinheiro – MA	2,215
Bodoquena – MS	1,163	Propriá – SE	2,022
Cacoal – RO	2,427	Registro – SP	2,365
Campinas – SP	4,829	Rio Branco – AC	2,417
Canuanã – TO	1,493	Rio de Janeiro – RJ	4,023
Caucaia – CE	2,253	Rosário do Sul – RS	1,274
Ceilândia – DF	3,181	Salvador – BA	2,192
Cidade de Deus – Osasco – SP		São João Del Rei – MG	2,231
• Unit I	4,000	São Luis – MA	2,433
• Unit II	2,808	Teresina – PI	2,276
• Education Offices for Youngsters and Adults	5,657	Vila Velha – ES	2,109
• Preliminary and Continued Qualification of Workers	5,878
Conceição do Araguaia – PA	2,441
Cuiabá – MT	2,251
Feira de Santana – BA	788
Garanhuns – PE	787	Preliminary and Continued Qualification of
Gravataí – RS	3,428	Workers Rural Area – Artificial Insemination
Irecê – BA	2,436
Itajubá – MG	2,729
Jaboatão – PE	2,501	Cáceres – MT
Jardim Conceição – SP	2,812	Campo Grande – MS
João Pessoa – PB	2,193	Goiânia – GO
Laguna – SC	2,005	Igarapé – MG
Macapá – AP	2,016	Ilhéus – BA
Maceió – AL	2,205	Uberaba – MG
Manaus – AM	2,643
Marília – SP	3,646	Subtotal	844
Natal – RN	2,180	Total (*)	107,944

(*) Services rendered in 2005.

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

Investments in the last 10 years	R$ 1,164,498 million
Investments in 2005	R$ 167.061 million

Courses – Grades

	Service in 2005

	Students	% of total

Kindergarten	3,510	3.25
Elementary School	30,451	28.21
High School and Professional and Technical Education	16,005	14.83
Youth and Adult Education	20,965	19.42
Preliminary and Continued Qualification of Workers	37,013	34.29
Total	107,944	100

Student Profile – in percentage

Increase in the Number of Students

Environmental Responsibility

Bradesco’s Contribution to Preserve the Environment

Bradesco aware of the dimension of sustained responsibility and the need of balancing our mission in maintaining adequate facilities, without disregarding the social and environmental aspects, we have adopted practical measures contributing to preserve the environment.

In this regard, we permanently seek to apply new technologies minimizing the impact on ecosystems.

In addition, the contracted companies’ commitment to our social and environmental goal and a continued awareness of our staff in pursuit of eco-efficiency, reinforces our commitment to foment sustainability. Below, we present some measures already adopted or under implementation.

1) Solid Residues derived from Civil Works

Concerned with the impact on environment, we made an addendum to our agreements with segment companies, holding the building contractors responsible for complying with the Resolution 307 of the Environment National Council concerning the correct destination of residues produced in site office (debris, wood, plastic, metal etc.), upon refurbishments and alterations in layouts of our premises. Referring to the maintenance of buildings at the headquarters, the agreements were added with a specific clause on the correct destination of painting residues (inks, glue, paint brush used etc.)

This responsibility includes the submission of a document recording that residues were deposited in licensed landfills, in the cities served thereby, under the selection of works remains as indicated by the above-mentioned Resolution.

2) Paper and Cardboard

Currently, approximately 100 tons of paper and cardboard are collected monthly in some of our administrative centers, which are submitted to a selective process. It has been examined the possibility of its implementation in other regions.

Methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms, with a view to knowing, besides the amount, which are the possible measures, that may be adopted aiming at reducing such consumption.

3) Recycled Paper Usage Program

Now we hold a special initiative, whether due to its dimension and comprehensiveness, or due to a positive standing towards the environment preservation: Recycled Paper Usage Program at Bradesco Organization.

This Program, a result of Bradesco’s belief that it is able to highly contributing to disseminate theory and practice of environmental responsibility, it has been implemented gradually in our Organization. The option to use Recycled Paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, we are aware that the result will be beneficial for the country development. We already started to use recycled paper to produce internal prints and also in the routine information to our Investors, Market Analysts and Clients.

4) Metal, Glass and Platics

In September, we started at the headquarters and in two other administrative centers the selective collection of metal, glass and plastics, which has been encouraged by means of in-house campaigns. In order to improve our concern in this regard, we have been using at the headquarters on an experimental basis, biodegradable plastic bags with colors corresponding to waste collected. We estimate to optimize the use of this type of material on a short-term basis in other administrative centers and subsequently throughout all our network. A measure adopted nearly 4 years ago is the utilization of remanufactured cartridges as consumption items for our Premises, aiming besides cost savings, the benefits of reducing pollution and environmental tear and wear. Out of the 51 types of toner cartridges composing our consumption list, 34 are remanufactured products, which participate in the reutilization cycle, as much as this is technically feasible, aiming at maintaining a good quality when printing documents.

5) Biodegradable Products for Cleaning

At Bradesco’s headquarters, the Company started the cleaning and maintenance services by using biodegradable products and one of the service companies started to employ 13 less aggressive items to the environment, out of a total of 21 cleaning necessary products. Other companies are being encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal. Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products applied in our Premises.

6) Lamps

We have more than 36 thousand lamps at our headquarters buildings and monthly more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the maintenance agreements contain specific clause about the service company’s obligation to conduct the ecologically correct discard.

The replacement of 50% of 255 mercury lamps by other sodium steam lamps, in 178 posts installed on the streets of Cidade de Deus (headquarters), and the exchange over the past 3 years of approximately 30,000 40 Watts lamps with 32 Watts has substantially reduced the energy consumption, without loosing the lighting efficiency.

7) Electricity and Water

With a view to rationing electricity and water consumption, we destined an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and permanent research of efficient and intelligent new technologies for our equipment, observing the environment preservation policy.

The Branches Network awareness about this issue has been deserved continual attention by indicating consumption targets for our units, based on size, quantity of equipment installed and headcount, as well as release of articles about the rational use of electricity and water.

For instance, we installed and guided the use of timing machines for the automatic turning-off of lamps and lights, allowing an easy utilization at scheduled hours. The turning-off of illuminations, non-used areas, and the employment of natural light have been encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours, and water treatment in its towers, without using chemical products.

We recommend the optimization in the use of lifts and air conditioning. We also recommend that equipment, energy consumers, is only turned on when under use.

Same concern is expressed as to the rational use of water. Thus, our Premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushings and faucets. In addition, technical measures contributing to the water consumption reduction have been adopted, for instance, the replacement of mechanical faucets with automatic ones for use at headquarters Premises, amounting to 736 units.

The adequate garden watering, observing the best hour and periodicity, also has been deserved attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at head offices, with the purpose of watering and usage in the air conditioning towers. Also concerning the gardening areas, our headquarters maintain approximately 115,000m2 of green area, with more than 3 thousand trees cataloged under the replacement and planting program. Grass pruning, the collection of leaves and branches, add approximately 12 tons monthly. We have been using on an experimental basis, a crushing machine of such natural residues, preventing the discard in embankments and optimizing its utilization as organic fertilizer, the measure of which we intend to adopt, depending on its results.

8) ISOs 14001 e 18001 Certifications – Building

Bradesco is under a pre-analysis phase to obtain the ISOs 14001 and 18001 certificates for the building “Avenida Paulista”, in the city of São Paulo. This is a 12-storey building with three basements totally refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certificates.

Equator Principles

Equator Principles rules are based on environmental criteria and social responsibility developed by the International Finance Corporation (IFC), World Bank’s arm, which shall be observed in the granting of loans for projects exceeding the amount of US$ 50 million.

When Bradesco adopted these principles, it believed that all the society will be benefited, as the Bank consolidates the management of exposure to risks associated with these projects, as well as a pro-active involvement in environmental and social issues.

Taking into account Bradesco’s adhesion to the Equator Principles, our Real Estate Valuation department is attentive in requesting the submission of reports attesting the non-existence of environmental liabilities, upon eventual proposals for undertakings exceeding US$ 50 million, or lower amount, when deemed convenient, due to real estate peculiarities.

Social Report – Years Ended in 2005 and 2004

1) Calculation basis

	2005 – R$ thousand	2004 – R$ thousand

Net revenue (RL) (1)	14,774,823	11,189,231
Operating income (RO)	7,853,504	4,118,111
Gross payroll (FPB)	5,311,560	4,969,007

2) Internal social indicators

	R$ thousand	% on FPB	% on RL	R$ thousand	% on FPB	% on RL

Meals	455,151	8.5	3.1	436,355	8.8	3.9
Compulsory social sharges	954,061	17.9	6.4	924,264	18.6	8.3
Private pension plans	279,687	5.3	1.9	217,755	4.4	1.9
Healthcare insurance	259,502	4.9	1.8	218,838	4.4	2.0
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	52,306	1.0	0.3	52,681	1.1	0.5
On-site child care and child-care benefit	44,701	0.8	0.3	43,798	0.9	0.4
Employee profit sharing	286,632	5.4	1.9	182,386	3.6	1.6
Other	96,878	1.8	0.7	89,935	1.8	0.8
Total – Internal social indicators	2,428,918	45.6	16.4	2,166,012	43.6	19.4

3) External social indicators

	R$ thousand	% over RO	% over RL	R$ thousand	% over RO	% over RL

Education	4,253	0.1	–	72,378	1.8	0.7
Culture	13,448	0.2	0.1	10,188	0.2	0.1
Health and basic sanitation	591	–	–	3,211	0.1	–
Sports	5	–	–	431	–	–
Prevention of hunger and food security	100	–	–	311	–	–
Other	9,226	0.1	0.1	12,595	0.3	0.1
Total contribution to society	27,623	0.4	0.2	99,114	2.4	0.9
Taxes (excluding social charges)	4,102,704	52.2	27.8	2,018,791	49.0	18.0
Total – External social indicators	4,130,327	52.6	28.0	2,117,905	51.4	18.9

4) Environmental indicators

	R$ thousand	% over RO	% over RL	R$ thousand	% over RO	% over RL

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs/projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste,	( ) has no established goals ( ) complies 51 to 75%			( ) has no established goals ( ) complies 51 to 75%
general production/operation consumption and the efficient use of natural resources, the company:	( ) complies 0 to 50% ( ) complies 76 to 100%			( ) complies 0 to 50% ( ) complies 76 to 100%

5) Employees indicators

	2005	2004

Employees at the end of the period	73,881	73,644
Admissions during the period	7,290	5,976
Outsourced employees	7,670	6,477
Trainees/interns	628	391
Employees older than 45	5,945	5,567
Women employees	34,260	33,918
% of management positions held by women	41.3	40.4
Black employees	6,108	5,571
% of management positions held by blacks	7.2	7.1
Disabled employees or employees with special needs	769	706

6) Significant information regarding the level of business citizenship

	2005			Targets - 2006
Ratio between maximum and minimum salary	20.8			N/A
Total number of occupational accidents	567			Staff awareness for avoiding accidents in the work place
The company’s social and environmental projects were established by:	( ) directors	( x ) directors and managers	( )all employees	( ) directors	( x ) directors and managers	( ) all employees
Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules	( x ) does not interfere	( ) complies with OITrules	( ) encourages activities and complies with OIT rules
Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
The company’s profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required
As regards the participation of employees in voluntary work programs, the company:	( ) does not interfere	( x ) gives support	( )organizes and encourages participation	( ) does not interfere	( x ) gives support	( )organizes and encourages participation
Total number of consumer, complaints and critics:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
% of complaints solved:	In company: N/D	At Procon: N/D	At court: N/D	In company: N/D	At Procon: N/D	At court: N/D
Total added value to be distributed (R$ thousand)	2005 : R$ 14,928,337			2004: R$ 10,047,949
Distribution of added value (DVA):	33.9% government 12.6% stockholders	29.2% taxpayers 24.3% withheld	29.3% government 13.2% stockholders	40.2% taxpayers 17.3% withheld

7) Other information

The information contained in the Social Report was reviewed by KPMG Auditores Independentes.

(1) Net Income is considered Gross Income from Financial Intermediation.	N/D Not available
N/A Non-applicable

7 - Independent Auditors’ Report

Independent auditors’ report on a special review of supplementary accounting information presented in the Report on Economic and Financial Analysis and Social Report

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco – SP

We have examined, in accordance with auditing standards applied in Brazil, the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries as of and for the year ended December 31, 2005 and 2004 and have issued our unqualified opinion, dated February 21, 2006.

Our examinations were made for the purpose of forming an opinion on the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries taken as a whole. In connection with our examinations, we have performed a review of the supplementary accounting information included in the Report on Economic and Financial Analysis and in the Social Report that is presented, exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based on our examinations, we are not aware of any significant modifications that should be made to the supplementary accounting information for it to be presented adequately, in all material respects, in relation to the financial statements taken as a whole.

February 21, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by:

Cláudio Rogélio Sertório
Accountant
CRC 1SP212059/O-0

8 - Financial Statements, Independent Auditors' Report, Sumary of the Audit Committee Report and Report of the Fiscal Council

Message to Stockholders

Dear Stockholders,

2005 was a fruitful year for Bradesco in terms of advances and achievements. The Company reached the highest net income of its history, its market value was the highest among Latin America’s private banks, and its stocks, with a 100% bonus, became even more attractive in view of their higher liquidity on Stock Exchanges.

These records, allied to the leadership position held by Bradesco Organization, reflect and acknowledge its permanent expansion strategy, always guided towards assistance and loan democratization, technical evolution, market segmentation and the ceaseless pursuit of identification of new business opportunities.

During its 62 years of existence, Bradesco has been known by setting clear goals, such as the maintenance of an ample Customer Service Network and a wide range of products and services, combined with an harmonious coexistence of two issues: on one hand, the preservation of culture and values materialized during its history and, on the other hand, a continuous effort to renew and change, so that it may continue growing and safely meeting present times requirements.

The good performance in 2005 is summarized in the results achieved: the net income reached the significant amount of R$ 5.514 billion, and the stockholders received interest on own capital in the amount of R$ 1.537 billion and dividends of R$ 344 million, corresponding to 35.91% of the adjusted result. In these results of the Organization, there was a significant influence from Grupo Bradesco de Seguros e Previdência’s performance. Total assets added up to R$ 208.683 billion, with an increase of 12.85% over the previous year, and Stockholders’ Equity amounted to R$ 19.409 billion.

As a whole, these new steps reinforce the capacity to meet the clients’ growing demands and, also, investors’ real expectations, evidencing the Organization’s important role as an active agent for the Brazilian economic development.

The consistent appreciation of Bradesco’s stocks on the Stock Exchange resulted in an increase of 126.57% of the Company’s market value when compared to the last two years, which rose to R$ 64.744 billion on 12.31.2005. The distribution of 2/3 of its stocks among non-controlling stockholders is a healthy measure of the capital stock democratization and an important factor for the trading of its securities. The adhesion to the Bovespa’s Corporate Sustainability Index (ISE) reassures the Organization’s commitment in terms of social responsibility and corporate sustainability, besides evidencing the high liquidity level of the stocks on the Stock Exchange.

Bradesco’s Customer Service Network, operating throughout the Brazilian territory, plays an important role in the Organization’s strategy, linked by the higher technology standard and the search for excellence in the relationship with the client. The 2,920 Bradesco’s Branches, plus the 5,461 Banco Postal’s Branches, 85 of them inaugurated in 2005, consolidate the goals of banking inclusion, increasingly enabling access to financial products and services of a large number of people and companies, even in most remote locations.

Bradesco, determined to stimulate the different segments of the economic activity, rose its share in retail loans, emphasizing consigned credit in the payroll, consumer sales financing – CDC, and transactions for micro, small and medium-sized companies, businesses in which, for the third consecutive year, the Company maintained its leadership in the release of BNDES onlendings. In addition, the Company showed greater dynamism to loan mainly destined to production and trade, what favorably reflected on job and income generation. By taking another step towards consumer financing, Bradesco acquired, by means of its subsidiary Finasa Promotora de Vendas, the Consumer Financing Network of Banco Morada, comprising Personal Loan and Consumer Sales Financing.

Bradesco Organization’s solid reputation of security, reliability, and dynamism may be translated into the clear language of its figures: R$ 309.048 billion of funds raised and managed assets, US$ 2.945 billion in foreign funds, including the issuance of the first Brazilian Perpetual Bond, 16.485 million checking accounts, 16.393 million savings account holders and 47.572 million credit and debit cards and 17.193 million insured, clients and participants, pointing out one of the most significant ones.

Bradesco’s organizational structure improvement took place especially within the scope of the best Corporate Governance practices, by means of a strict discipline, focused on results, efficiency of internal controls and establishment, for managers and employees, of very strict professional conduct standards.

Among the events which stood out in 2005, under such outlook, the Rating AA deserves attention (excellent practices) in Corporate Governance attributed to Bradesco by Austin Rating, mainly based on the Organization’s values: transparency, strong corporate culture and solid environment of controls, supporting stockholders’ confidence as to investment protection and operations sustainability. In addition, Bradesco’s support to Global Compact, a project of the United Nations (UN), also deserves attention comprised of ten principles related to Human and Labor Rights, Environmental Protection and Antibribery; the creation of the social and environmental responsibility area, with the attributions of coordinating and disseminating Bradesco’s practices in such field; the acquisition of stock control of Banco do Estado do Ceará S.A. – BEC; and recently, in the beginning of 2006, the announcement of the creation of Banco Bradesco de Investimento S.A. – BBI.

Under the Social Responsibility viewpoint, Bradesco’s performance has focused on initiatives aligned with the communities’ interests, starting by education – certainly the one with the highest priority and relevance in the sustained development process. By means of Fundação Bradesco, about to celebrate 50 years of existence, it maintains 40 schools, mostly located in social and economically deprived Brazilian regions, and it will assist free of charge more than 108 thousand students in 2006.

The engagement and effort of our valuable team, with dedicated and motivated employees, in all levels, were essential to achieve our goals, ensuring that the activities developed could follow a safe path of efficiency and quality, fully complying with the market’s requirements.

We are convinced that the democracy development and the consolidation of responsible economic policies will continue to increase the country’s reputation in the international scenario and provide a proper condition for organizations with solid strategies and a positive history of achievements, to persist in the generation and distribution of even more satisfactory results, in the view of investors and the community in general. We do not hesitate in including Bradesco Organization under such context.

With a renewed optimism towards future challenges, we would like to thank clients and stockholders for their confidence, support and preference; our directors, employees and all collaborators, our acknowledgement for their effort, dedication and commitment, which are defining factors for the Organization’s strategies, to be successful.

Cidade de Deus, February 21, 2006

Lázaro de Mello Brandão
Chairman of the Board of Directors

Management Report

We are pleased to present the Financial Statements of Banco Bradesco S.A. for the year ended on December 31, 2005, as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian Corporate Law.

The Brazilian economy in 2005 was noticeable by a continuous growth of the Gross Domestic Product in the first half-year period and by an economic downtrend in the second half-year period, deeply connected to the previous basic interest rate increase to hold back inflationary pressures. The maintenance of a favorable foreign scenario made the country risk to be adjusted, along with the foreign exchange rate, which had a strong appreciation in 2005. The exchange rate appreciation also resulted from an excellent performance of the Brazilian foreign accounts, the trade balance of which reached nearly R$ 45 billion. Despite the economic growth slower pace, the year was noticeable by an important reduction in the unemployment level, increase in real income mass and a robust expansion of domestic loans, both for individuals and legal entities. Great advances were also observed in the public debt management plan.

The 2006 outlook is favorable for inflation control. With a possible less volatile exchange rate and higher investments in the economy, inflation should stand close to the target practically during the entire year, which may enable a systematic reduction of the basic interest rate. A likely maintenance of good results in the labor market, associated with consumer’s confidence upturn and the drop in the interest rates, will turn the domestic absorption into the growth propeller next year. The growth and the global liquidity slowdown, already incorporated into our scenario, should not hinder a stronger growth of the Brazilian economy, exactly because the domestic variables should be the GDP’s determining factors. The loan, after a significant growth in 2005, should continue increasing, however at lower rates. With the interest rate going down, confidence and income mass going up, there is still a good outlook for loans next year.

Among the material events in 2005 and in the beginning of 2006 at the Bradesco Organization, we point out the following:

  On March 10, a General Meeting for the stock merger of Bradesco Seguros S.A.’s minority stockholders, converting it into a wholly-owned subsidiary of Banco Bradesco. 165.12329750137 Bradesco’s stocks were attributed for each Bradesco Seguros’ stock, 82.95659669277 of which are common stocks and 82.16670080860 are preferred stocks.
  On April 15, the Consumer Financing Network of Banco Morada was acquired by means of Bradesco’s subsidiary Finasa Promotora de Vendas, comprising Personal Loan and Consumer Sales Financing. The business represents a new strategic advance of Bradesco in consumer financing, with the addition of 1.1 million clients and more than 3.6 thousand affiliated establishments.
  On May 25, Bradesco issued the first Brazilian perpetual bond, a US$ 300 million transaction, with 8.875% interest p.a. and fully accepted by the main foreign markets.
  On June 3, Austin Rating granted the rating AA to Bradesco in Corporate Governance (excellent practices), mainly based on the Organization’s ethical values, transparency, solid corporate culture and control mechanisms, contributing to increasing stockholders’ confidence as to investment protection and sustainability of transactions.
  In July, a partnership was entered into with União de Lojas Leader S.A. (Leader Magazine), a retail chain operating in the markets of the States of Rio de Janeiro and Espírito Santo, for the management of Leadercard, one of Brazil’s five largest private label credit card companies. The agreement also provides for the establishment of a Financial Corporation, subject to the approval of the Central Bank of Brazil, based on Leadercard’s portfolio of clients. A partnership was also established with Lojas Esplanada (Deib Otoch Group), one of the largest retail chains from the Northeast region of Brazil, for its Private Label Cards management, and with Comper supermarket chain for the launching of such cards, which will be used exclusively in their stores. Such agreements will have the possibility to use the products and services offered by Bradesco.

  In August, Heads of Agreement were entered into with Lojas Colombo, one of the country’s largest retail chains of home appliances, electronics and furniture, with 365 stores, for the establishment of a Financial Corporation, subject to the approval of the Central Bank of Brazil, based on Colombo’s client portfolio. The partnership also comprises the distribution of products and services offered by Bradesco.
  In September, Bradesco won a bidding process to centralize the checking accounts of 67.7 thousand suppliers of the São Paulo local government. Out of such number, 15.9 thousand suppliers effectively rendered services for the local government in 2004, generating a monthly average payment of R$ 600 million. This important achievement consolidates Bradesco’s performance in such competitive segment.
  In November, Bradesco forwarded to the United Nations (UN) its confirmation to support the Global Compact, comprised of ten principles related to the Human and Labor Rights, Environmental Protection and Antibribery, since these fully correspond to the corporate responsibility guidelines defended by the Company.
  On December 1,Bradesco’s stocks were selected to join the ISE – Corporate Sustainability Index of Bovespa, which reflects the return of a portfolio comprised of stocks from a selected group of 28 companies with the best performances in the economic, financial, social, environmental and corporate governance fields.
  On December 21, the stock control of Banco do Estado do Ceará S.A. – BEC was acquired, in an auction held at the São Paulo Stock Exchange – BOVESPA, under the scope of the Brazilian Privatization Program. Such Institution had assets at the amount of R$ 1.879 billion and a network comprised of 70 Branches, 14 mini Branches and 118 Electronic Service Branches. With such acquisition, Bradesco Organization expands its presence in the state of Ceará and reaffirms its confidence and partnership in the country’s economic and social development.
  On December 22, a strategic partnership was entered into with Banco Espírito Santo (BES), the second largest Portuguese Bank, to provide remittance services from Portugal to Brazil to over 100 thousand Brazilians living and working in that country, enabling them to open a checking account, which will allow them to have access to various financial products, such as debit card, savings account and life insurance.
  On February 16, 2006, Banco Bradesco announced the creation of Banco Bradesco de Investimento S.A. – BBI , which aims at consolidating, focusing, creating and developing niches in activities related to the domestic and international capital markets, regarding business structuring, origination, asset distribution and management, and flows of receivables from clients.
  Such initiative will aggregate five areas which up to now were under Bradesco’s structure: Capital Markets Department – DEMEC and Private Banking, Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage House), Bradesco Securities Inc. (Broker Dealer in New York), and BRAM – Bradesco Asset Management S.A. DTVM. Besides generating value to the stockholder, this initiative will broaden Bradesco’s organic growth expectations.

1. Net Income for the Year

In terms of return to stockholders and contributions to the public funds, figures in 2005 were highly meaningful:

R$ 5.514
billion Net Income in 2005, corresponding to R$ 5.63 per stock, a profitability of 28.41% on final Stockholders’ Equity and 32.07% on the average Stockholders’ Equity. The annualized return on Total Assets was 2.64%, against 1.65% in the previous year.

R$ 3.941	billion, paid or provisioned taxes and contributions added up to including pension plan contributions, arising from main activities developed by Bradesco Organization in the year.

R$ 1.881
billion destined to stockholders, as Interest on Own Capital and Dividends, on a monthly basis, interim and supplementary ones, recorded in the calculation of mandatory dividends. They corresponded to R$ 2.012526 per stock (R$ 1.765845 net of Withholding Income Tax), which include an additional amount of 10%, for preferred stocks and R$ 1.829569 (R$ 1.605313 net of Withholding Income Tax) for common stocks. Interest and distributed dividends represent 35.91% (net of Withholding Income Tax 31.51%) of the adjusted net income for the year.

2. Capital and Reserves

R$ 13.000	billion was the Capital Stock at end of the year.

R$ 6.409	billion added up to Equity Reserves.

R$ 19.409
billion Stockholders’ Equity, with a rise of 27.57% in the year. Stockholders’ Equity is equivalent to 10.72% of Assets, totaling R$ 180.985 billion. In relation to Consolidated Assets, which added up to R$ 208.683 billion, the Managed Stockholders’ Equity corresponds to 9.33%. The book value per stock rose to R$ 19.82.

The capital adequacy ratio in the consolidated financial result recorded 17.26%, and in the consolidated economic-financial result 15.23%, both higher than the minimum of 11% regulated by the Resolution 2,099, as of 8.17.1994, of the Brazilian Monetary Council, in compliance with the Basel Committee. In relation to Consolidated Reference Stockholders’ Equity, the permanent assets to stockholders' equity ratio (maximum of 50%, according to the Central Bank of Brazil) was 16.72% in the total consolidated result and 45.33% in the financial consolidated result.

Bradesco Organization’s Subordinated Debt, at the end of the year, added up to R$ 6.719 billion (R$ 3.183 billion abroad and R$ 3.536 billion in Brazil), already considered in the Stockholders’ Equity for the purposes of determining the indexes recorded in the previous paragraph. In compliance with the provisions in the Article 8 of the Circular Letter 3,068, as of 11.8.2001, of the Central Bank of Brazil, Bradesco declares it has the financial ability and its intent to hold until maturity the securities classified under the category “securities held to maturity”.

3. Operating Efficiency Ratio – IEO

IEO reflects the success of the effort to increase net revenues and reduce costs.

With the use of the ABC (Activity-Based Costing) methodology, Bradesco Organization has been improving the fee determination and negotiation criteria, the supply of costs for GDAD – Management of Performance and Support to Decision and for the determination of the Client Profitability, also setting up a safe basis for permanent streamlining analyses.

The methodology adopted in costs control is the ABM (Activity-Based Management), a proactive position, which enables to rapidly grow, including in identifying opportunities. Thus, it is possible to integrate operational performances with strategic goals, concurrently with improved processes.

It is worth mentioning that the severity in controlling expenses, improved with the establishment of Expenses Assessment Committee, bound by the synergy process of Institutions acquired and a permanent effort to increase revenues, have been positively reflecting on IEO behavior.

With optimistic results, the Integration Project is under progress, which utilizes the SAP platform and aims at easing the inter-relationship of flow of information among various departments and companies of the Organization. A databank, interacting in an integrated set of applications consolidated in a single information technology environment, enabling a better control of processes and efficiency gains.

44.80%	was the ratio reached on 12.31.2005, against 55.47% in 2004 and 56.59% in 2003.

4. Bradesco’s stocks

Bradesco’s stocks, with high liquidity, were present in all the trading floors of São Paulo Stock Exchange–BOVESPA, and the preferred stocks participated with 3.77% in the Ibovespa. The appreciation in 2005 was 133.48% for the common stocks and 117.52% for the preferred stocks, against 27.71% of Ibovespa. Abroad, Bradesco’s stocks are traded at the Madrid Stock Exchange, Spain, composing the Latibex index, and in the form of ADR – American Depositary Receipt – Level 2, at the New York Stock Exchange.

The Special Stockholders’ Meeting as of November 11,2005, resolved to increase by R$ 3 billion Bradesco’s capital stock, by utilizing part of the balance in the account “Profit Reserve – Statutory Reserve”, attributing to the stockholders, on a free-of-charge basis, as bonus stocks, 100% (one new stock, of same type, for each stock held). The bonus stock had an unit cost of R$ 6.123366597, in compliance with the provisions in Paragraph 1 of Article 25 of the Regulatory Instruction No 25, as of 3.6.2001 of the Brazilian Internal Revenue Service.

R$ 14.529	billion was the amount traded with Bradesco’s stocks during 2005, at BOVESPA, represented by 18,049,300 common stocks and 296,168,500 preferred stocks.

R$ 5.517	billion was traded as ADR, in the U.S. market, backed by 271,200,900 billion of Bradesco’s preferred stocks.

5. Business Strategy

The expansion of the Brazilian economy should encourage a significant portion of the population to seek for financial services, and within such context, Bradesco Organization, will maintain in the domestic market, the focus of its operations, causing to prevail its competitive advantages and preserving as its highest proposition, the safety and quality of operations.

Bradesco intends to reach such goals not only through a continuous expansion of its customer base, but also through the segmentation of its services, expansion of loan operations, creation of new products and services, focusing on retail, implementation of technological innovations, increased use of the Internet, rigor, such as the cost control policy guideline, synergy enabled by recent acquisitions and the challenge of being a “Banco Completo” (all-inclusive bank) for the Brazilian market. The Company also intends to maintain an outstanding presence in every line of financial service and to be acknowledged as leader of performance and efficiency, supported by its staff and a wide customer services network. The conductor of Bradesco Organization’s global strategy is the market segmentation, clarified in details in this Report.

Referring to the insurance area, the Company seeks to consolidate Bradesco Seguros leadership and also take advantage of a continuous evolution of the supplementary private pension segment in the offer of related products.

Bradesco Organization considers that the next phase of expansion of the financial institutions in Brazil will mainly occur through the organic growth. However, as a way to develop and continuously reinforce its positioning in the market, Bradesco is permanently attentive to the opportunities, including strategic alliances, privatizations and acquisitions, always guided by positive impacts that these may have on the Company’s results.

Bradesco does not measure efforts to identify and assess risks inherent to the activities it develops, by maintaining adequate controls, ensuring the conformity of processes and capital efficient allocation, endeavoring its efforts to conquer and expand competitive advantages.

Finally, Bradesco deems as basic element of its work philosophy to conduct business with transparency and within the highest ethical standards, maintaining a strategy always guided and oriented by the best Corporate Governance practices. Thus, Bradesco, besides being a source of profits to its stockholders, seeks to be a building element in the heart of society, incorporating social and environmental responsibility actions, tuned to the goals of progress and well-being of the Brazilian nation.

6. Operational Performance

6.1. Funding and Asset Management

At year-end, the total volume of funding and assets managed by Bradesco Organization reached R$ 309.048 billion. Bradesco manages approximately 16.485 million checking accounts and holds 19.27% of SBPE – Savings and Loan Brazilian System. When compared to 2004, the volume funded increased by 16.45%:

R$ 100.045	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Account;

R$ 121.182	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds;

R$ 41.043
billion registered at the Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection and related taxes, Funds From Issuance of Securities and Subordinated Debt in the Country;

R$ 40.863	billion in Technical Provisions for Insurance, Supplementary Private Pension and Savings bonds, with an increase of 21.50% when compared to the previous year;

R$ 5.915	billion in Foreign Funding, by means of public and private Issuances, Subordinated Debt and Securitization of Future Financial Flows.

6.2. Loan Operations

The loan democratization is one of the pillars of Bradesco’s strategy and it is materialized by a continuous expansion and diversification of the financing supply, by means of direct transactions and partnerships with market agents, ensuring evident leadership position among private institutions. This new step ahead was motivated by an increase in credit facilities for individuals, pointing out the consigned credit in payroll at Bradesco’s branches network and also at Banco Postal. This enabled a higher positive impact of operations in the economy.

R$ 81.130	billion was the balance at year-end, of the consolidated loan operations, including Advances on Exchange Contracts and Leasing, with an increase of 29.21% in the period.

R$ 4.959	billion was the consolidated balance of allowance for doubtful accounts, equivalent to 6.11% of the total volume of loan operations.

Real Estate Loan

Real Estate Loan holds an outstanding position at Bradesco due to its connection with job creation and income. A significant volume of operations carried out in 2005 reassures Bradesco’s determination to respond to demands of end borrowers and to the expansion of home building industry, which are essential factors for the country development.

R$ 1.316	billion was the total funds directed to the sector, enabling the construction and purchase of 14,388 real properties.

Onlending Operations

Bradesco, maintaining its leadership in the ranking of BNDES onlendings, it contributed, in 2005, with 17.82% of the system operations. As a whole, these account for R$ 4.437 billion and 18,322 contracts, which correspond to 33.70% increase, when compared to the previous year. In addition, Bradesco maintained its leadership for the third consecutive year in the onlending disbursement for the micro, small and medium-size companies, with funds of R$ 2.382 billion, corresponding to 21.28% of the entire system.

R$ 8.240	billion was the balance of onlending portfolios, with internal and external funds, at year-end, mainly destined to small and medium-size companies, with 91,286 registered contracts.

Rural Loan

Bradesco’s performance in the agribusiness industry has been standing out for a long time due to the emphasis given to financing of production means, processing and trading of crops. In addition to identifying opportunities and supporting new business start-up operations, this contributes to increase productivity and the quality of Brazilian products, providing support for higher exports and domestic market supply.

R$ 6.402	billion was the balance of investment at year-end, represented by 77,084 transactions.

Consumer Financing

Over the years, Bradesco has stimulated the growth of the productive chain, comprising its different phases, by injecting a substantial portion of funds in the economy, with significant participation in operations destined to the acquisition of second-hand and new vehicles, encompassing car makers, car dealers and consumers. Thus, the Company contributes to employment and income generation, as part of the production process and wealth circulation.

R$ 27.792	billion was the balance of operations destined to consumer financing.

Loan Policy

The Loan Policy adopted is oriented to safety, quality and liquidity in asset investment and minimizes risks, by offering agility and profitability of the businesses, as well as it guides the setting of operational limits and the granting of loan operations.

The Branches provide loan limits with variable levels, according to the size and type of guarantee, while the Credit Scoring specialist systems enable to expedite and support the decision-making process with security specific standards. The Loan Committees located at the headquarters also play a major role, which centralize, analyze and discuss about the loans going beyond the competence of the branches.

The businesses are diversified, distributed, supported by suitable guarantees and destined to individuals and companies evidencing ability to pay and credibility.

6.3. Capital Markets

Bradesco’s building relations with the Capital Markets gain a new dimension every day. This partnership for a long time, based on specialized work of structuring the best alternatives for capitalization of the companies and expansion of their businesses is complemented with high quality services to investors. In 2005, Bradesco coordinated 44.13% of the volume of issuances recorded at CVM –Securities and Exchange Commission of Brazil. It also actively participated in advising companies in special operations, including mergers and acquisitions, project finance and corporate and financial restructurings.

R$ 26.914
billion was the amount coordinated by Bradesco in 2005 in stock, debentures and promissory notes primary and secondary transactions and R$ 2.488 billion the amount of Credit Rights Investment Fund operations.

7. International Area

At Bradesco Organization, the Foreign Trade and Exchange Department operates in multiple markets, with a diversified line of products and services. Its sound structure comprises 12 specialized units, plus 7 supporting offices in the country. Overseas, the Company operates branches in New York, Grand Cayman and Nassau and the subsidiaries in Buenos Aires and Luxembourg, besides an extensive Network of International Bank Correspondents.

R$ 5.018	billion was the balance at the end of 2005 on Advances on Exchange Contracts, for a Portfolio of US$ 4.313 billion of export financing, a growth of 40.11% when compared to the previous year.

US$ 528.801	million in Import Financing in Foreign Currency.

US$ 25.604	billion traded in Export Deals, a performance, 27.83% higher than 2004 and a market share of 20.81%.

US$ 10.314	billion of import contracted, a 39.30% performance higher than the previous year, with a 14.50% market share.

US$ 901.401	million in mid and long-term public and private placements in the international market.

8. Organizational Structure

8.1. Bradesco’s Customer Service Network

Bradesco Organization’s Customer Service Network, designed to provide suitable standards of efficiency and quality, and is present in all regions of the country.

Bradesco’s branches stand out for the functionality and comfort of their environment and they offer modern and large self-service offices, with extended working hours and diversified equipment, which save the client’s time and its operations become more agile and simple. Bradesco Prime Branches offer differentiated treatment to clients, in exclusive environments with customized service and financial advisory service. Bradesco Empresas (middle market) offer similar assistance, provided with quality and specialization.

Bradesco Dia e Noite self-service network, distributed in strategic locations throughout the country, which in 2005 adopted the new brand “Bradesco Dia & Noite” is composed of 23,036 machines, 21,445 of them operating on weekends and holidays, thus, providing fast and practical access to a broad range of products and services. In addition, Bradesco’s clients, holding debit cards in checking accounts or savings account also began in 2005 to use the 2,748 machines of Banco24Horas (24-hour bank) for withdrawal operations and consultation of bank statements.

Bradesco Internet Banking was innovatively launched in 1996, which in 2005 started to rely on the Bradesco Security Keys System – Electronic and Card uses state-of-the-art technology, with more than 6.943 million registered users, who may access the Website directly from their office, home or wherever they are located. This enables the access to 351 types of operations, generating 347.866 million transactions/year.

Bradesco Net Empresa, exclusive services rendered to the Companies, provides high security for banking transactions by means of digital certification and electronic signature. It optimizes the financial management of the companies’ businesses connected thereto, and clients may transact checking and savings accounts, provide for payments, collections, file transfer, among other transactions out of 261 operations provided. The number of registered companies on December 31,2005 was 361,569, which generated 246.256 million transactions/year.

In permanent expansion, Bradesco ShopInvest, among other operations, enables investment on the Stock Exchanges with online quotations as well as investments and redemptions, calculation simulations, acquisition of savings bonds, supplementary private pension plans and it also provides information to follow-up the financial market.

The ShopCredit Website, on Loan and Financing, client may access the complete portfolio of credit facilities offered by Bradesco. With detailed information, the products are subdivided into individuals and legal entity. In addition, this enables the use of calculation simulators for individual loan, overdraft-secured check, CDC, leasing, real estate loan, rural loan, Finame, auto insurance and others.

Bradesco Poder Público Website is a portal focused on meeting the expectations of the Executive, Legislative and Judiciary Branches at the Federal, State and Local Levels. In addition to encompassing Bradesco’s products and services, with payment and receipt solutions and in the Human Resources area, it offers access to Bradesco Net Empresa.

Bradesco Nikkei Website, besides offering product and services solutions to assist those Brazilian citizens who intend to go to Japan or those who are living there or plan to return to Brazil, are also provided with economic information and specialized analyses, which facilitate the assets management.

The clients of Bradesco Prime, Private, Empresas and Corporate segments are assisted by means of specific Websites.

Fone Fácil Bradesco offers banking information, products and services by phone, with convenience, agility and security. In 2005, it reached the record of 273.932 million phone calls and 2.813 million of sold items, seeking to transform each contact into business opportunity.

The operational capacity evaluation of such huge structure may be performed by daily average of 11.826 million transactions made by the customers and users. These are 2.507 million transactions on the counters and 9.319 million (78.80%) through convenience channels, pointing out Bradesco Dia and Noite (self-service), Internet and Fone Fácil.

Bradesco Organization’s network, on December 31,2005 was composed of 13,315 services branches, as follows:

2,921	Branches in the Country (2,920 Bradesco and1 Banco Finasa);

3	Branches Overseas, 1 in New York (Bradesco) ,1 in Grand Cayman (Bradesco), and 1 in Nassau, in Bahamas (Boavista);

5
Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires; Banco Bradesco Luxembourg S.A., in Luxembourg; Bradesco Securities, Inc., in New York; Bradesco Services Co., Ltd., in Tokyo; and Cidade Capital Markets Ltd., in Grand Cayman);

5,461	Banco Postal Bank branches;

2,451	Corporate site branches;

2,235	Outplaced terminals of Bradesco Dia e Noite (self-service network);

239
Finasa Promotora de Vendas’ branches, a company present in 17,949 car dealers and 22,490 stores trading furniture and home décor, tourism, autoparts and information technology equipment, home building material, clothing and footwear, among others.

8.2. Information Technology

The Information Technology is one of the main pillars of Bradesco Organization’s strategy to maintain and leverage its businesses. It is typified by innovation, it enables clients the access to innovative services of quality and easy use, with mobility, high availability and security.

With high technological standard and processes, which observe the best practices of the segment, it relies on redundant infrastructure and fully under contingency, with processing capacity at central computers higher than 70,000 Mips (millions of instructions per second, besides 5,000 servers of software processed in other platforms and also 800 terabytes (trillions of characters) for data storage, which recorded more than 30 trillions of systemic operations in 2005.

The investments destined to IT maintenance and expansion amounted to R$ 1.460 billion in 2005.

8.3. Bradesco Ombudsman

An open and straight-forward dialogue with clients has always been integrating Bradesco’s positioning, a mission, which led the Company to innovatively create in April 1985, “Alô Bradesco”, the first communication channel of the financial market with the public in order to register and provide suitable treatment to the suggestions and complaints, five years prior to the publication of the Consumer’s Defense Code. As an improvement of such service, which has been proving to be an instrument of great strategic reach due to the transparency and willingness to harmonize interests, Bradesco created in 2005 the Ombudsman Area, in order to centralize and manage the clients’ and users’ claims. Going beyond solutions, the Ombudsman seeks to capture trends, which enable the Organization to anticipate procedures, which are compatible with market transformations.

124,010	contacts registered in 2005.

9. Products and Services

9.1. Bradesco’s Cards

Traditional member of Visa International, Bradesco has been expanding its share in this segment with the development of the most complete line of services of this kind in the country. The Company also offers the MasterCard credit cards, which stand out due to the extension of benefits and convenience to its members.

The customer services network accredited by Visa System in Brazil combines over 860 thousand commercial establishments and it is managed by the Companhia Brasileira de Meios de Pagamento –Visanet (Brazilian Company of Payment Processing), of which Bradesco holds 39.71% of the capital stock and it processed in 2005 R$ 92.426 billion transactions, taking into account credit and debit cards bills, with a 27.69% growth compared to the previous year.

Bradesco developed and launched in this segment several products during 2005, pointing out Cred Mais, for employees whose employers maintain, with more attractive fees for revolving credit; GiftCard, pre-loaded card aimed at giving gifts to individuals; SMS – Serviço de Mensagem Bradesco, which enables its bearer to receive messages on the mobile phone at the same time the card transaction was made; Cartão de Crédito Nacional MT Fomento Card, addressed to actual civil servants, retirees, pensioners and commissioned individuals from the state government of Mato Grosso, with lower costs to the card bearer; and the CPB – Cartão Passagem Bradesco, a product destined to legal entities for the management and control of air tickets expenses.

In another pioneering initiative, Bradesco was the first bank to offer the payment of goods in virtual shops with the Visa Electron card and to offer the e-commerce service named as “Verified by Visa” –Electronic Means to Verify Credit and Debit Cards Transactions also in virtual shops, providing the customer with higher protection and security.

In partnership with other issuers and Visa International, Bradesco has actively participated in the distribution of the Visa Vale Cards, in the segment of benefits (meal and food vouchers) contributing with 51.98% of all sales in 2005.

Bradesco’s entry into the Private Label Cards market was consolidated with partnerships with Comper supermarket chain, with the issuance of more than 200 thousand cards, with Leader Magazine Group, a retail chain operating in Rio de Janeiro and Espírito Santo markets to manage more than 2.6 million of those cards by means of a financial institution to be established; and with Lojas Esplanada (Deib Otoch Group), one of the largest retail chains from the Northeast region of Brazil. Such partnership is expected to manage 2.3 million cards.

Bradesco also launched with Casas Bahia, a credit card with Casas Bahia and Visa flags, which enables to pay within 24 months for purchases made at Casas Bahia, being also accepted in all the stores adopting the Visa flag.

R$ 26.272
billion was the total sales of the Organization’s Cards, of which R$ 14.023 billion of Credit Cards and R$ 12.249 billion of Bradesco Visa Electron Debit Card, accounting for, respectively, an increase of 22.19% and 29.85% over the previous year.

47.572
million is the number of Credit and Debit Cards being transacted, with an increase of 2.59% as compared to 2004, of which 10.204 million of credit cards 37.368 million of debit cards, representing, respectively, 13.07% and 39.20 % of the market.

R$ 4.590
billion were the Assets generated by the card business, encompassing financing to the bearer, advances to commercial establishments and loans for cash or credit purchase, surpassing the balance of December/2004 by 48.29%.

R$ 1.301	billion in fee income, mainly commission income on purchases made with Debit and Credit Cards and various fees.

1.002
million Visa Vale Meals and Food cards represented Bradesco’s contribution to the total portfolio of Visa Vale, with an increase of 35.59% over December 2004 and sales in 2005 at the amount of R$ 1.224 billion, an increase of 87.82%, when compared to the previous year.

9.2. Receipt, Payments and Collections Solutions

Bradesco, combining advanced technology with the resources of its ample customer services network, the Company provides its clients with electronic solutions for receipts, payments and financial transfers transactions, on a simplified and safely manner.

The collection, bills and payments receipt by means of innovative processes optimize and speed up the work of companies in the management of accounts receivable and payable. Those resources, which are also offered to pay taxes, charges and contributions, bring benefits to the governmental agencies, under the Federal, State and Local scopes, besides the Public Utilities Concessionaires, providing more efficiency in fund collection. INSS retirees and pensioners also have access to the easiness of an advanced structure to receive their benefits.

R$ 921.868
billion was transacted by Bradesco online collection, check custody, identified deposit and OCT – credit order by teleprocessing, in 2005, which corresponds to 919.163 million of processed transactions.

R$ 470.319
billion, which correspond to 128.403 million of payment operations made during the year by Pag-For Bradesco - Book Payment to Suppliers, Bradesco Net Empresa and PTRB – Electronic Tax Collection, enabling the management of Accounts Payable to over 359 thousand companies.

R$ 113.167	billion collected during the year
relative to federal, state and local
taxes and other contributions,
processed by means of 75.090 million
slips.

R$ 5,854	billion was the consolidated volume of collected CPMF, representing 20.03% of the contribution, thus, demonstrating the significant volume of funds transacted under the scope of Bradesco Organization.

R$ 21.980
billion received from utility bills, such as electricity, water, gas and telephone, amounting to 144.683 million processed documents, 50.115 million of which were paid by the Automatic Debit in Checking and Savings Account, a system which offers broad convenience to the client.

R$ 25.514
billion paid to over 4.424 million retirees and pensioners of the Social Security System, 18.26% of the population registered at the INSS, 51.998 million operations, by means of the Instant Benefit Card and credit into the account.

9.3. Stock, Custody and Controllership Services

In order to provide high standard services at the Custody of Securities, Controllership, Receivable Funds, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, Stock Bookkeeping, Debentures and Investment Fund Quotas, Bradesco maintains an adequate infra-structure and specialized team.

Assets Bookkeeping

164	companies integrate Bradesco’s Bookkeeping Stocks System, comprising 2.430 million stockholders.

42	companies comprise Bradesco’s Bookkeeping Debentures System, with restated value of R$ 35.606 billion.

26	Investment Funds comprise Bradesco’s Bookkeeping Quota System, with restated value of R$ 1.521 billion.

2	Registered BDR programs, with market value of R$ 127.597 million.

Custody and Controllership

R$ 179.255	billion in assets under custody, of clients who use the Custody Services (Funds, Portfolios, DR and Receivable Funds).

R$ 236.067	billion is the total Managed Portfolio and Investment Funds which use the Controllership Services.

8	Registered DR Programs, with market value, at the amount of R$ 42.054 billion.

10. Bradesco’s Companies

10.1. Insurance, Private Pension Plans and Savings Bonds

In the insurance, supplementary private pension plans and savings bonds areas, Grupo Bradesco de Seguros e Previdência (Bradesco’s Insurance and Private Pension Plans Group) holds the leadership position among the conglomerates operating in such sector in Latin America. The Group is managed by Bradesco Seguros S.A., and consolidates its performance with the launching and improvement of several products.

R$ 1.597	billion was the Net Income of Insurance, Supplementary Private Pension Plans and Savings Bonds segment in 2005, with a 27.59% profitability and stockholders’ equity of R$ 5.791 billion.

R$ 49.754	billion amounted the total assets.

R$ 46.234	billion amounted the free investments and for coverage of Technical Provisions.

R$ 15.405	billion were the Net Revenues from the Insurance and Private Pension Plans activities.

R$ 1.420
billion was the sales from the Savings Bonds activity, distributing premiums at the total amount of R$ 39.920 million, related to 2,031 bonds drawn in a portfolio which, at the end the year, recorded 12,771 million active bonds.

10.2. BRAM – Bradesco Asset Management S.A. DTVM

BRAM, a company specialized in the management of third-party assets, services various segments of the market, such as Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors.

R$ 111.737	billion, as of December 31, were distributed into 435 Investment Funds and 107 Managed Portfolios, amounting to 3.391 million investors.

10.3. BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

With a high level of specialization, BEM is devoted to the asset management in the institutional segment.

R$ 9.445	billion as of December 31,were, distributed into 81 Investment Funds and 3 Managed Portfolios, amounting to 956 investors.

10.4. Banco Finasa S.A.

On a supplementary basis, Banco Finasa performs Bradesco Organization’s Consumer Direct Lending and Personal Loan operations. By means of Finasa Promotora de Vendas Ltda., its wholly-owned subsidiary, promotes the relationship with car dealers and stores commercializing durable and semi-durable goods and services.

R$ 283.373	million was the Net Income for 2005.

R$ 17.619	billion were the Consolidated Assets, 70.45% increase over December of the previous year.

R$ 14.837	billion was the balance of loan operations, up 82.85% over December, 2004.

10.5. Bradesco Leasing

Bradesco Leasing focuses on vehicles, machinery and equipment, in addition to its experience in structuring of operational agreements with manufacturers and dealers.

R$ 2.518	billion was the balance invested on 12.31.2005, from 46,517 operations contracted in 2005.

54,607	leasing agreements were in force, at the end of 2005, characterizing a high level of distribution of the businesses.

10.6. Bradesco S.A. Corretora de Títulos e Valores Mobiliários

With significant performance at the Bovespa trading floors, Bradesco Corretora has been recorded outstanding growth also in its Internet operations (Home Broker). Bradesco Corretora also stands out for its position at the BM&F - Brazilian Mercantile & Futures Exchange, as one of the brokers with highest business volume.

Among its competitive differentials, one should mention the investment analysis services and market scenario. It also acts as a representative of investors not resident in the country in operations carried out at the financial and capital markets, in the management of investment clubs and in the custody for individuals and non-institutional legal entities.

Its unique Stocks Trading Automatic System – SANA is structured to facilitate the participation of the small investor in the stock market, ensuring an ample facility to buying and selling stocks on the Stock Exchange, in small lots, through computer terminals at Bradesco’s Branch Network. The system also supports the intermediation of public offerings.

In 2005, Bradesco began to render Market Maker services, ensuring minimum liquidity and price reference for the client stocks traded at BOVESPA, and it also launched the Direct Treasury Program, which enables the individuals to invest in federal government bonds through the Internet, by simply registering at Bradesco Corretora via the Website www.bradesco.com.br.

R$ 18.056	billion was the amount traded by Bradesco Corretora at the BOVESPA trading floors, which corresponds to 539,552 stock call and put orders, rendering services to 49,841 investors in 2005.

3.877	million contracts were traded at the BM&F, accounting for a financial volume of R$ 402.874 billion.

R$ 1.832	billion was the volume traded at the Home Broker, corresponding to 286,208 stock call and put orders. 37,973 was the number of clients registered on December 31.

15,736	clients were registered on 12.31.2005 at the Fungible Custody Portfolio.

10.7. Bradesco Consórcios Ltda.

Since the start-up of the company’s activities in 2003, the credibility of Bradesco brand has been a major competitive differential, combining security and the achievement of dreams of millions of consortium members, who have opted for this type of financing aiming the acquisition of light and heavy vehicles, as well as real properties, among other goods.

220,483	quotas were traded until December 31, ensuring Bradesco’s leadership in the real estate and automobile segments.

R$ 6.396	billion was the sales amount in 2005.

11. Market Segmentation

The segmentation process of Bradesco’s activities revealed a promising path towards a new dimension to the Organization’s operations, in terms of quality and specialization, in specific demands of most varied levels of clients, whether individuals or legal entities. With a differentiated service and growing productivity gains and agility, such process provides Bradesco with higher flexibility and competitiveness in the execution of its business strategy.

11.1. Bradesco Corporate

Bradesco Corporate develops, by means of its Platforms, present in major Brazilian cities, a specialized relationship model, incorporating in its management the best service practices to corporate groups, with annual sales exceeding R$ 180 million.

Its partnerships represent solid attribute, which is evidenced in the integration of Corporate itself with its Asian Desk and Euro Desk areas, generating better results.

R$ 64.498	billion is the amount of assets managed by this area, comprising 1,248 economic groups.

11.2. Bradesco Empresas (Middle Market)

Bradesco Empresas renders services to companies with annual sales between R$ 15 million and R$ 180 million, and aims at ottering the best management of business, such as loans, investments, foreign trade, derivatives, cash management and structured operations, focused on clients’ satisfaction and higher Organization’s results.

11.3. Bradesco Private Banking

This is a structure proper to a specialized service rendered to wealthy individuals, with minimum availability of R$ 1 million for investments, Bradesco Private Banking seeks to advise them as to the best investment alternatives, providing tailor-made advisory services and fully directed to equity appreciation.

11.4. Bradesco Prime

The target public is individuals with a monthly income as from R$ 4 thousand or investment availability exceeding R$ 50 thousand. Bradesco Prime offers a tailor-made service, complete financial advisory services, as well as differentiated Products and Services. At the end of 2005, we had 195 Bradesco Prime branches throughout the country, especially designed to offer clients comfort and privacy.

11.5. Bradesco Varejo (Retail)

The Retail activity, the connection point between the Brazilian society and Bradesco, is a mission cultivated since Bradesco’s inception. In this segment, with strategic priority and most traditional operation field, Bradesco serves with quality all the levels of the population. Thus, the Company reaches the largest number as possible of companies and individuals, throughout the regions of the country, including those with lower development levels, reflecting the efforts endeavored in the democratization of banking products and services.

11.6. Banco Postal

The Banco Postal, besides contributing to the progress of local populations, has been increasingly consolidated, due to its relevant support to Bradesco’s clients in carrying out transactions in several regions of the country. This is a result of a successful partnership between Bradesco and the Brazilian Postal Company, which became a dynamic conductor of market expansion in view of its capacity of including financial services to new consumers, mainly from places deprived of banking branches.

11.7. Bradesco Expresso (Correspondent Banks)

Bradesco also maintains partnership with various commercial establishments, such as supermarkets, bakehouses, drug stores, etc., with a view to more and more make available banking products and services to the population.

12. Intangible Assets – Intellectual Capital

There is a significant distance between Bradesco’s book value at the end of 2005, R$ 19.409 billion, and its market value, R$ 64.744 billion, calculated based on the price of Bradesco’s stocks at the São Paulo Stock Exchange – BOVESPA.

Boosted by the performance in the period, with improvement of results and distribution of dividends/interest on own capital, it represents 3.34 times the stockholders’ equity, and may also be interpreted as an indicator of investors’ perception as to the intangible assets of the Organization.

In fact, all the strategic planning developed in pursuit of higher results takes into account, for the establishment of viable targets, the penetration of Bradesco’s brand; its image of solidity, tradition and reliability; the level of preparation, commitment and motivation of its employees, with a strict Human Resources policy; a solid corporate culture; scale reached in its businesses; range of relationship channels existing among different public and the Organization; a broad diversification of products and services offered and the channel of its extensive service network, which covers the entire Brazilian territory and goes beyond frontiers.

13. Marketing

The marketing strategy adopted by Bradesco was marked by solid advances during 2005. One of the main highlights, whether from the results viewpoint, or acknowledgments due to market benchmarks, was the inception of a new communication positioning and the adoption of the concept “Bradesco Completo” (all-inclusive bank).

More than a slogan, the signature granted greater visibility to Bradesco’s brand in the competitive scenario of the banking segment and managed to communicate Bradesco’s mission to the great public: to be an all-inclusive bank, capable of helping the life of the its clients to be more complete. Such modern, human and multifunctional positioning reflected all the innovations, products and services the Organization created and made available to its clients up to date.

In July, the advertisement “All you need is love” – one of the milestones of Bradesco Completo campaign –was nominated as one of the ten preferred ads of the month, according to a survey of Datafolha Institute, from newspaper Folha de S. Paulo. As a result of the communication strategy adopted, in August, Bradesco was also the Top of Mind brand of the banking segment, according to ABA/ Top Brands study.

Since Bradesco Completo concept was launched, it was rapidly disseminated through all the advertising campaigns of products, services and segments of Bradesco, besides events and sponsorships. In July, Bradesco Prime became the official sponsor of Festival Internacional de Inverno de Campos do Jordão (International Winter Festival of Campos do Jordão), in São Paulo.

The sponsorship, besides effectively communicating with a select public, within the planned target, contributed to make feasible one of the main cultural events of the country, which at the same time brought together Bradesco, the community of Campos do Jordão and those visiting such city, with the refurbishment and donation of “Concha Acústica” (a traditional outdoor space of the city destined to art and cultural presentations offered to the population on a free of charge basis).

In December 2005, for the tenth consecutive year, Bradesco Seguros e Previdência gave a present to the city of Rio de Janeiro at Lago Rodrigo de Freitas with its traditional Christmas Tree.

Likewise, by means of actions and contributions during 2005, Bradesco is still a synonymous of partnership, supporting various initiatives, for instance, Teleton, a TV marathon destined to raise funds to the Association of Assistance to the Disabled Children (AACD), and Dorina Nowill Foundation, which promotes the social inclusion of blind and visual impaired people. Thus, Bradesco has been expanding the comprehensiveness of its actions in the social field, emphasizing the citizenship values.

697
regional, sector and/or professional events throughout the country, including business fairs, seminars, congress and cultural and communitarian events, which relied on Bradesco’s participation in 2005.

14. Acknowledgements

Ratings – In 2005, Bradesco was awarded with the highest rating indexes attributed to Brazilian banks by domestic and international rating agencies: Austin Rating, Fitch Ratings, Moody's Investors Service, SR Rating and Standard & Poor’s.

Rankings – Bradesco’s leadership obtained the following highlights, emphasized by renowned domestic and international publications:

  The Best Bank of the Year in Brazil, according to the British magazine The Banker;
  The Best Investment Fund Manager, according to the magazine ValorInveste, edited by newspaper Valor Econômico;
  The Largest private capital Corporate Group in Brazil, according to the “Grandes Grupos” (Large Groups) yearbook, edited by newspaper Valor Econômico;
  The most recalled bank in Brazil, according to the Top of Mind survey, conducted by the Datafolha Institute from newspaper Folha de S. Paulo;
  Leader in the ranking of 100 Largest Corporate Groups in Brazil, according to 2005 edition of “Melhores e Maiores” (Biggest and Largest) yearbook of Exame magazine;
  Leader in the Brazilian financial market, the top one among private institutions in the ranking of 100 Largest Banks of Valor 1000 yearbook from newspaper Valor Econômico;
  The single Brazilian private company to be mentioned in the Ranking Fortune 500 for the second time;
  Bradesco brand, the most recalled brand of the Brazilian financial sector in 2005, according to a survey of the Brazilian Association of Advertisers – ABA, in partnership with Top Brands Consultoria e Gestão de Marcas.

Awards – 16 awards were conquered by Bradesco in 2005, emphasizing the quality of its products and services, as from independent opinions, as follows:

  E-finance award, granted by the magazine Executivos Financeiros under the categories: Digital Certification, Means of Payment Conditions, Data and Image Transfer, Consortium Purchase Plan, Individuals and Loan Websites;
  2005 Noteworthy Companies Award, granted by Jornal do Commercio, acknowledging Bradesco leadership in the ranking of highest profits of the financial system and its outstanding performance in the private pension, insurance, leasing, consortium purchase plan and savings bond markets;
  ANSP 2005 Award, in its 13th edition, granted by the Brazilian Academy of Private Pension and Insurance, with the case of Bradesco Vida e Previdência: “Vida Segura Empresarial – A democratização do acesso ao seguro de vida chega às micro e pequenas empresas” (Safe Corporate Life – the democratization of access to life insurance reaches micro and small-sized companies);
  Marketing Best 2005 Award, granted by Editora Referência for the cases: “Bradescompleto” Institutional; Bradesco Vida e Previdência (Safe Corporate Life – the democratization of access to life insurance reaches micro and small-sized companies); and Bradesco Capitalização “Bradesco Capitalização consolida sua posição no mercado nacional de capitalização” (Bradesco Capitalização consolidates is position in the Brazilian savings bonds market);

  Top de Vendas 2005 Award (2005 Top Sales Award), granted by ADBV – Association of Sales and Marketing Managers of Brazil, with the case Bradesco Vida e Previdência (Safe Corporate Life – the democratization of access to life insurance reaches micro and small-sized companies);
  APIMEC Attendance Seal, due to six consecutive years of Bradesco’s presentations to the analysts;
  Citizenship Company Seal, granted by the Local Chamber of São Paulo, pointing out Bradesco’s performance in the city in the social responsibility area.
  Global Finance Award, granted by the magazine Global Finance, as the Best Integrated Corporate Website, under the World Category and Best Internet Banking for Individuals and Legal Entities in Brazil, among other highlights.

ISO 9001/2000 Certification – At the end of 2005, Bradesco Organization held 106 qualified Products and Services with such high distinction, pointing out the objective of ensuring in all its initiatives a growing easiness and convenience to clients and users.

GoodPriv@cy Certificate – Data Protection and Privacy Seal – In December 2005, 8 products and services of the Company were granted such certificate by FCAV – Fundação Carlos Alberto Vanzolini, attesting that the Bradesco Organization maintains a management system in accordance to the international standards, which encompasses the requirements for data protection and privacy. This achievement reaffirms Bradesco’s commitment to a continuous improvement of information security, reinforcing its image on the market.

15. Corporate Governance

At the Bradesco Organization, modern Corporate Governance practices have enabled to improve the relationship with stockholders and other stakeholders and also enhance the performance in all operation segments. Several initiatives were adopted up to date, amongst them: monthly dividend payment; 100% Tag Along for common stocks and 80% for preferred stocks; Corporate and Sector Ethics Code for Accounting and Finance Administrative Areas; Instrument of Policies for Disclosure of Material Act or Fact and Trading of Securities; attendance of two independent members at the Board of Directors; adhesion to the Equator Principles and the Global Compact; advance in the transparency of information to the market and its disclosure in three languages – Portuguese, English and Spanish; the Disclosure, Audit, Internal Controls and Compliance, Compensation, Expenses Assessment and Social-Environmental Responsibility Committees, each Management body with precise role definitions.

In acknowledgement to such initiatives, in September, Bradesco received from Austin Rating the rating AA – Optimum Corporate Governance Practices. Bradesco is the first Brazilian company to disclose its rating together with the full Report, available on the new Corporate Governance Web page: www.bradesco.com.br. Bradesco pleasurably participated in the celebrations of the 10th foundation anniversary of the Corporate Governance Brazilian Institute (IBGC), entity to which is associate and co-sponsor.

Since June 2001, Bradesco’s stocks integrate BOVESPA’s Level 1 of Corporate Governance. As Bradesco has stocks traded at foreign stock exchanges, the Company prepares its financial statements also in US GAAP, the U.S. accounting practices.

On December 1, Bradesco’s stocks were included in the BOVESPA Corporate Sustainability Index (ISE), reiterating the Organization’s commitment to stockholders, clients, investors, employees and public in general, stressing its differential aspects of solidity, transparency, liquidity and social-environmental responsibility.

Pursuant to CVM Instruction 381, it is worth pointing out that Bradesco Organization in 2005 did neither contract nor had services rendered by KPMG Auditores Independentes not related to the external audit in levels exceeding 5% of total costs related thereto. The policy adopted observes the principles preserving the Auditor’s independence, according to internationally accepted criteria, i.e.: the auditor should neither audit his/her own work nor carry out management duties with his/her client or promote its interest.

On March 10, the Annual Stockholders’ Meeting resolved to maintain the Fiscal Council, composed of 3 sitting members and 3 deputy members, with term of office until 2006, being 1 sitting member and his/her deputy elected among preferred stockholders. The Fiscal Council’s opinion on the 2005 accounts is included in this Report.

15.1. Internal Controls and Compliance

The Internal Controls and Compliance System, subordinated to the guidance and supervision of the Board of Directors, is an important instrument in managing businesses and activities, with a view to ensuring the compliance with legal and regulatory rules, guidelines, plans, procedures and internal rules, and minimizing the risks of equity losses and detriment of image. It is incumbent upon the Internal Controls and Compliance Committee to evaluate and submit the Internal Controls Compliance Reports to the approval of the Board of Directors.

It is worth mentioning that, in addition, all the measures required to comply with Section 404 of the U.S. Sarbanes-Oxley Act have been taken, which deals with the annual assessment of internal controls and procedures in the preparation of financial reports.

15.2. Transparency and Disclosure of Information Policies

Referring to the investors and market relations, Bradesco promoted in 2005 113 in-house and external meetings with analysts, 8 conference calls and 9 events abroad, besides the quarterly disclosure of the Report on Economic and Financial Analysis, a detailed compilation of information most requested by selective readers.

The Investor Relations section on the Website www.bradesco.com.br, makes available information related to Bradesco Organization, for instance, its profile, history, ownership structure, management reports, earnings results, last acquisitions, meetings at Market Analysts Associations (Apimec and Abamec), besides other information about the financial market, in the Portuguese, English and Spanish versions.

Bradesco distributes the newsletter “Cliente Sempre em Dia” (Updated Client), with a circulation of 700 thousand monthly copies; the “Acionista Sempre em Dia” (Updated Stockholder), with 28 thousand fortnighly copies, the magazine “Revista Bradesco”, 50 thousand monthly copies and the magazine “Revista Bradesco Rural”, 10 thousand copies, all of them targeted at the external monthly public. Bradesco annually publishes its Annual and Social Reports.

15.3. Social-environmental responsibility

The creation of Bradesco’s Social-Environmental Responsibility Area reaffirms the Company’s commitment to such values, which are cultivated since its inception. The Social-Environmental Responsibility Corporate Policy, which defines the guidelines on the theme, is available on the Corporate Governance web page in the Investor Relations Website www.bradesco.com.br/ir, including the English and Spanish versions. With such initiative, the Organization enhances the visibility of its stocks related to sustainable development.

16. Risk Management

The risk management, directly subordinated to Bradesco’s Executive Director and Presidency, is carried out on an independent basis, involving an integrated combination of controls and processes, encompassing credit risk, market risk and operational risk. In principle, the Organization adopts a conservative policy in terms of exposure to risks, and the guidelines and limits are defined by the Top Management.

16.1. Credit Risk

The Credit Risk management observes the best practices existing in the market, and also aims at complying with the requirements proposed in the New Basel Capital Accord, requiring a high level of discipline and control in the analysis of operations held, preserving the integrity and independence of processes. Such management is carried out by means of a continuous and developmental mapping process, evaluation and diagnosis of models, instruments, policies and procedures in force, backed by studies and analysis integrated to the Organization’s reality.

16.2. Market Risk

The market risk is followed-up, examined and managed by means of methodologies and models aligned to the best domestic and international markets practices, as well as recommendations and rules of regulatory agencies. The market risk management policy is conservative, and Value at Risk limits are defined by the Top Management and daily monitored, on an independent basis.

16.3. Operational Risk Management

The effective success for the excellence in the operational risk management is based on the dissemination of culture, disclosure of policies and implementation of corporate methodologies. In this regard, Bradesco Organization applies such premises and deems the risk management as fundamental to create added value, by means of improved internal processes and systems, as well as support to the business areas, with a view to the upgrading of the operating efficiency and the reduction of capital to be allocated.

Bradesco continuously acts to be aligned to the best operational risk management market practices and is under conditions to observe the guidelines of New Basel Capital Accord, according to the schedule set forth by the Brazilian Central Bank, by means of Notice 12,746 as of December 2004, and the Organization’s objective is to obtain qualification for the Capital Allocation Model by Advanced Internal Measurement Approach (AMA), since the adoption of such method will enable lower losses and reduced capital allocation.

It is worth pointing out that a new corporate systemic platform is under process of development, which will integrate Operational Risk and Internal Controls information into a single database, also including the requirements set forth by the Sarbanes Oxley Act. The result attained presupposes to assist Bradesco in the increment of quality of its risk and control management, contributing to the improvement of operating efficiency, besides meeting the legal requirements.

16.4. Information Security

The Security of Information Corporate Rules and Policy considers the effective protection of information assets, formed by database, information technology, documents, files, systems backup, systems and information controlled accesses, and protection in the generation and data traffic, among other security management tools. The restricted information and exclusive interest of clients, as well as strategic information of the Organization are internally dealt with absolute secrecy and receive total protection by means of internal controls and computerized systems. With a view to preserving full compliance with such procedures, continuous training, awareness and policies reviews programs are maintained.

16.5. Money Laundering Prevention

The Bradesco Organization maintains a policy to prevent and combat money laundering and strictly observes the prevailing laws and regulations. Its Compliance structure relies on a specific area, responsible for the management and monitoring of operations and financial transactions carried out in its business environment.

Client information, supported by continued improved systems for the monitoring and identification of unusual operations, has the clear purpose of preventing the use of the Organization in the practice of money laundering.

Combined with specific analyses, such actions contribute to the full observance to the policy defined by the Top Management and allow to protecting the Institution, managers, stockholders, clients and employees.

16.6. SPB (Brazilian Payment System) Management

With a view to maintaining the SPB solution of the Organization in compliance with rules and standards of the Brazilian Central Bank, the monitoring of transactions sent and received between Bradesco and other system participants occurs so that to follow up the operations until their conclusion. It has contingency instruments, including a second distinct operational environment.

The Organization also maintains a Transaction Legitimation System by means of TED – online money transfer, with a view to reducing the operational risk represented by the undue outflow, attributing a higher level of security and reliability to its transactions.

17. Bradesco Organization Social Action

Fundação Bradesco, main social action instrument of the Company, which will complete 50 years of existence in 2006, is present in all the Brazilian states and the federal district, with its 40 schools mainly installed in socioeconomically deprived regions, enabling free of charge and quality education to children, youngsters and adults.

In 2005, more than 107 thousand students have learnt at Fundação Bradesco, including youngsters and adult education courses and professional education. Food, uniform, school material, dental and health assistance were free of charge provided to students of nursery School, primary school, high school and technical professional education, exceeding 49 thousand.

Over the past seven years the approval index of Fundação Schools was maintained on average, at the 96% level, which even corresponds to the best international parameters.

Basic and Continued Professional Education for workers expand solid relationship of Fundação Bradesco with the regional labor market and with specific interests of communities, adjusted with a view to qualifying the participants to undertake their own business or conquer best positions in the labor market. We point out Graphics Technology, agribusiness, companies’ management, information technology, fashion, leisure and development, amongst others.

Over years, Fundação Bradesco has expanded a set of achievements with partnerships destined to give a new boost to special programs with a view to democratizing and upgrading education. We point out the alliance with Aban Informatics Limited, which has been contributing with illustrations and animations of primary school and high school, in the physics, chemistry, biology and mathematics areas. In addition, the Digital Inclusion Project with Microsoft, which in 2005 trained 20,000 people free of charge at the Digital Inclusion Centers – CIDs, which at the end of 2005, amounted to 40 units.

At the Virtual School, E-Learning architecture of Fundação Bradesco, jointly with the companies NIIT and ABAN, India, offers nearly 180 information technology courses to 8,000 students. The Cisco Networking Academy project, developed in alliance with Cisco Systems, provided qualification to more than 6,800 students, in installation, projects, and computers network management.

WithMediaLab,ResearchCenterof MIT–Massachusetts Institute of Technology, Fundação Bradesco develops projects in 28 school units, in 24 states and federal district. The purpose is to integrate technology and social issues, such as "A Cidade que a Gente Quer" (The City People Desire), gathering professors and students at debates about urban issues in classrooms and workshops, sharing ideas with schools and communities of various countries through the Internet. A novelty is the integration with institutions researchers of developing countries.

Also in partnership with Microsoft, Intel, Cisco, ISS and others, Fundação Bradesco is developing in Campinas, state of São Paulo, the Bradesco Instituto de Tecnologia BIT, devoted to the research and development of technology applications for education and financial services.

For the past eight years, Fundação Bradesco has been also providing the information technology course for visual disabled people, which already taught 6,412 students, in 32 of its units and 37 partner institutions. Such course, a symbol of Bradesco’s pursuit of social integration, pioneer in such kind of course is internationally recognized for the quality of its content, based on Windows and Internet.

The “Intel Educação para o Futuro” (Intel Education for the Future) Program and “Intel Aprender” (Intel Learning) Program also compose the information technology courses. The former aims at eliminating barriers in the utilization of technology as a pedagogic tool and already assisted more than 35,000 educators. The latter, implemented in 2005, which offered qualification to more than 3,000 youngsters, ensures training in the basic information technology area. The Digital Inclusion Centers-CIDs offer such courses, which enable the employability improvement of the community and monitors for public schools. Both of them rely on the partnership with Intel.

The partnerships are broken down in programs viewing the community as a whole, always emphasizing the education. Together with Fundação Roberto Marinho, from Organizações Globo, Fundação Bradesco maintains, since 1997, as partner-founder, the Canal Futura - “O Canal do Conhecimento”(The Knowledge Channel). This is the first educational channel of the Brazilian TV, fully financed and managed by private initiative. Currently, this channel reaches nearly 20 million viewers, showing the effectiveness of TV as a tool for services rendering and to foment the social action.

Likewise, Bradesco maintained associated to the “Programa Alfabetização Solidária”,(Solidary Literacy Program), contributing to the literacy of approximately 6 thousand Brazilians every year, since 1998, in the northern and northeast regions of Brazil, thanks to a larger public offering of education to youngsters and adults.

The magnitude and thoroughness of Fundação Bradesco’s social actions deserved the acknowledgement in various awards, amongst them, the top position in the award – “2a Olimpíada Brasileira de Saúde e Meio Ambiente” (2nd Brazilian Olympiad of Health and Environment), conquered by students in the 1st year of high school of Rio Branco school unit, state of Acre, with the case “Os postes inteligentes” (The intelligent posts), granted by Fundação Oswaldo Cruz –FIOCRUZ, the Brazilian Association of Collective Health – ABRASCO and the Brazilian Institute of Environment and Renewable Resources – IBAMA, in partnership with a domestic network of education, health, environment, science and technology institutions; Prêmio E-Learning Brasil 2005, “Educação Star” category, promoted by the Brazilian Association of Human Resources-ABRH and Micropower, pointing out 16 Brazilian benchmarks in distance learning, projects developed in the educational area, by means of Escola Virtual and Digital Inclusion Centers-CIDs .

We also point out that Finasa Esportes Project, developed by the Organization, maintains volleyball and basketball training groups at Fundação Bradesco in Osasco, SP, and in local Schools and Sports Centers, teaching in 2005 nearly 3,093 10-to-16 year old girls.

The work developed by Fundação Bradesco has proved influence in increasing the level of life quality of the communities where it operates, having the characteristic of a “socially responsible investment”, in the best definition of such expression.

R$ 167.061	million summed up the budget of Fundação Bradesco used in 2005, and in 2006, the amount of R$ 184.011 million is estimated to assist more than 108 thousand students.

R$ 53.150
million was the other investments made in 2005 by Bradesco Organization, in social projects destined to the communities, concerned with education, arts, culture, sports, health, sanitation, action against hunger and food safety.

18. Human Resources

The improvement of staff is essential part of Bradesco Organization’s strategy, a structure, which combines 73,881 employees, 61,347 at Bradesco and 12,534 in the subsidiaries.

Focused on quality, diversification and excellence in the rendering of services, the Human Resources Management Policy adopted has been enlarging the training and qualification programs, so that to open new spaces, sharing learning and promoting the appreciation of the team. Learning is fundamental in the productivity evolution, quality of services and maintenance of market leadership. The courses are given to everyone with the same excellence standard and mainly concentrate in the operational, technical and behavioral areas.

The training involves issues such as market demands, economic scenarios and requirements of technological advances, always broadly and deeply dealt with by a team of specialized instructors and proper infrastructure support. The TreiNet – Training via the Internet, which in 2005 recorded more than 315 thousand participations, has been enabling to employees the possibility of acquiring new information, at distance, on an indistinctly and comprehensive basis, valuing its dissemination.

The upgrade and advances of education are provided by means of the Managerial Development Programs carried out in partnership with consulting firms, universities and business schools, for specialization courses in the areas of economy, administration and law, including post-graduate level.

Bradesco’s internal communication always deserved special attention due to its dissemination nature for information, concepts, strategies in different markets, values and evolution of organizational environment. We point out the publications “Interação” (Interaction), sent on a personalized manner to each employee and “Sempre em Dia” (Always Updated) – daily newspaper. In this regard, TV Bradesco contributes a lot in all levels to prepare, integrate and motivate its staff.

The benefits dedicated to the improvement of life quality, well-being and safety of Bradesco’s employees and dependants, at the end of 2005, comprised 173,895 lives. Amongst them, we point out:

  Health-Hospital Care insurance;
  Dental Health insurance;
  Supplementary Private Pension Plan;
  Group Life and Collective Insurance Policies for Personal Accidents; and
  Collective Insurance Policy for Vehicles.

It is also worth mentioning that Bradesco integrated for the sixth time the list of Guia Exame – Você S/A 2005 – “As Melhores Empresas para Você Trabalhar” (The Best Companies to Work for) and for the third consecutive time, the ranking of “As Melhores Empresas para a Mulher Trabalhar” ( The Best Companies for Women to Work for), both of them promoted by the magazines Exame and Você S/A, in partnership with the consulting firm Great Place to Work. For the second year, Bradesco also deserved distinction in the survey “As Melhores na Gestão de Pessoas” (The Best Companies in Managing People) of Valor Carreira magazine, edited by the newspaper

Valor Econômico, with technical support of Hay Group, directly listening to employees. Once more, such awards reassure everyone’s motivation with work environment, the effectiveness of management model, the benefits offered and opportunities to grow professionally.

R$ 52.282	million invested in 2005 in Training Programs, with 618,983 participations.

R$ 454.893	million invested in the Food Program, with a daily supply of 94,473 snacks and 70,834 meal tickets.

3.594	million medical and hospital services and

669,751	dental services during 2005.

The results achieved are tuned to the strategies adopted by Bradesco Organization in order to meet clients’ expectations, with efficiency and quality of its products and services. They inspire a renewed trust in the future and created a favorable environment for even greater achievements in 2006. These reflect a permanent effort to expand Bradesco’s presence in people and companies’ daily lives, contributing to build a country increasingly more developed, fair and prosperous.

Cidade de Deus, February 21, 2006

Board of Directors and Board of Executive Officers

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2005		2004

	December	September	December

Current assets	157,441,469	155,449,912	140,075,440
Funds available (Note 8a)	3,363,041	2,599,967	2,639,260
Interbank investments (Notes 3b and 9)	24,531,483	23,581,473	21,587,093
Open market investments	19,615,744	16,865,804	15,667,078
Interbank deposits	4,916,051	6,716,686	5,921,998
Allowance for losses	(312)	(1,017)	(1,983)
Marketable securities and derivative financial instruments
(Notes 3c,3d,10, 34b and 34c)	49,687,290	52,007,983	48,743,562
Own portfolio	47,808,982	44,085,556	39,728,754
Subject to repurchase agreements	75,692	386,997	3,409,541
Derivative financial instruments	426,658	1,229,233	314,834
Restricted deposits – Brazilian Central Bank	667,735	4,261,564	4,279,088
Privatization currencies	1	1	13,881
Subject to collateral provided	708,222	2,037,544	997,464
Securities purpose of unrestricted purchase and sale commitments	–	7,088	–
Interbank accounts	16,536,263	16,127,954	15,792,017
Unsettled receipts and payments	39,093	644,561	22,075
Restricted credits (Note 11)
– Restricted deposits – Brazilian Central Bank	16,444,866	15,429,744	15,696,154
– National Treasury – rural funding	578	578	578
– SFH	10,187	12,485	40,235
Correspondent banks	41,539	40,586	32,975
Interdepartmental accounts	172,831	78,641	147,537
Internal transfer of funds	172,831	78,641	147,537
Loan operations (Notes 3e, 12 and 34b)	45,702,437	43,613,317	35,406,880
Loan operations:
– Public sector	283,602	345,390	335,765
– Private sector	48,748,456	46,302,111	37,765,766
Allowance for doubtful accounts (Notes 3e, 12e, 12f and 12g)	(3,329,621)	(3,034,184)	(2,694,651)
Leasing operations (Notes 2, 3e, 12 and 34b)	1,247,560	1,211,876	996,535
Leasing receivables:
– Public sector	13,217	1,553	–
– Private sector	2,498,772	2,352,976	1,912,150
Leasing receivables	(1,212,355)	(1,093,495)	(864,094)
Provision for leasing losses (Notes 3e, 12e, 12f and 12g)	(52,074)	(49,158)	(51,521)
Other receivables	15,122,737	15,158,776	13,874,197
Receivables on guarantees honored (Note 12a-2)	–	10	811
Foreign exchange portfolio (Note 13a)	6,937,144	8,140,427	7,336,806
Receivables	181,369	204,982	190,968
Negotiation and intermediation of securities	1,082,467	675,125	357,324
Insurance premiums receivable	1,073,002	1,040,347	988,029
Sundry (Note 13b)	5,990,720	5,245,330	5,143,296
Allowance for other doubtful accounts (Notes 3e, 12e, 12f and 12g)	(141,965)	(147,445)	(143,037)
Other assets (Note 14)	1,077,827	1,069,925	888,359
Other assets	359,082	416,842	460,864
Provision for mark-to-market adjustments	(179,394)	(207,801)	(224,144)
Prepaid expenses	898,139	860,884	651,639
Long-term receivables	46,883,596	41,932,996	39,963,058
Interbank investments (Notes 3b and 9)	474,675	568,004	759,628
Interbank deposits	474,675	568,233	760,610
Allowance for losses	–	(229)	(982)

Assets	2005		2004

	December	September	December

Securities and derivative financial instruments (Notes 3c,3d, 10, 34b and 34c)	14,763,518	12,239,517	13,678,096
Own portfolio	11,515,876	9,947,348	11,526,991
Subject to repurchase agreements	975,973	1,584,235	1,398,228
Derivative financial instruments	47,830	53,344	83,122
Restricted deposits – Brazilian Central Bank	1,838,437	239,874	233,475
Privatization currencies	98,141	94,366	68,606
Subject to collateral provided	287,261	320,350	367,674
Interbank accounts	385,902	251,743	295,085
Restricted credits: (Note 11)
– SFH	385,902	251,743	295,085
Loan Operations (Notes 3e,12 and 34b)	22,626,365	19,770,118	16,484,007
Loan operations:
– Public sector	618,853	440,063	201,210
– Private sector	23,376,449	20,688,674	17,476,582
Allowance for doubtful accounts (Notes 3e, 12e, 12f and 12g)	(1,368,937)	(1,358,619)	(1,193,785)
Leasing operations (Notes 2, 3e,12 and 34b)	1,163,739	897,182	559,786
Leasing receivables:
– Public sector	53,020	5,078	–
– Private sector	2,397,945	2,015,284	1,325,076
Unearned income from leasing	(1,232,241)	(1,072,941)	(712,596)
Allowance for leasing losses (Notes 3e, 12e, 12f and 12g)	(54,985)	(50,239)	(52,694)
Other receivables	6,983,276	7,764,680	7,790,395
Receivables
Negotation and intermediation of securities	1,646	222	6,152
Insurance premiums receivable	41,730	–	–
Sundry (Note 13b)	6,950,967	7,771,926	7,794,112
Allowance for other doubtful accounts (Notes 3e, 12e, 12f and 12g)	(11,067)	(7,468)	(9,869)
Other assets (Note 14)	486,121	441,752	396,061
Other assets	8,606	11,349	16,410
Provision for mark-to-market adjustments	(1,547)	(1,891)	(6,190)
Prepaid expenses	479,062	432,294	385,841
Permanent assets	4,357,865	4,530,314	4,887,970
Investments (Notes 3g, 15 and 34b)	984,970	1,038,040	1,101,174
Ownership in affiliated and subsidiary companies:
– Local	438,819	440,713	496,054
Other investments	895,836	937,918	971,311
Allowance for losses	(349,685)	(340,591)	(366,191)
Property, plant and equipment in use (Notes 3h and 16)	1,985,571	2,043,277	2,270,497
Buildings in use	1,115,987	1,296,720	1,357,063
Other fixed assets	3,644,874	3,562,387	3,604,741
Accumulated depreciation	(2,775,290)	(2,815,830)	(2,691,307)
Leased assets (Note 16)	9,323	10,760	18,951
Leased assets	23,161	23,159	58,463
Accumulated depreciation	(13,838)	(12,399)	(39,512)
Deferred charges (Notes 2, 3i and 17)	1,378,001	1,438,237	1,497,348
Organization and expansion costs	1,315,881	1,267,542	1,170,866
Accumulated amortization	(785,364)	(732,828)	(699,710)
Goodwill on acquisition of subsidiaries, net of amortization (Note 17a)	847,484	903,523	1,026,192
Total	208,682,930	201,913,222	184,926,468

Liabilities	2005		2004

	December	September	December

Current liabilities	124,738,113	125,858,252	121,457,684
Deposits (Notes 3j and 18a)	54,566,799	51,144,521	53,120,608
Demand deposits	15,955,512	14,773,886	15,297,825
Savings deposits	26,201,463	24,791,357	24,782,646
Interbank deposits	145,690	88,791	19,499
Time deposits (Note 34b)	11,997,813	11,311,381	12,936,403
Other deposits	266,321	179,106	84,235
Funds obtained in the open market (Notes 3j and 18b)	14,708,546	19,479,959	20,876,980
Own portfolio	2,760,614	3,654,131	6,238,699
Third-party portfolio	11,947,932	15,818,740	14,430,876
Unrestricted portfolio	–	7,088	207,405
Issuance of securities (Notes 18c and 34b)	1,406,972	1,461,518	2,012,706
Mortgage notes	847,223	829,104	670,290
Debentures	72,799	206,185	–
Securities issued abroad	486,950	426,229	1,342,416
Interbank accounts	139,193	201,705	174,066
Correspondent banks	139,193	201,705	174,066
Interdepartmental accounts	1,900,913	1,680,925	1,745,721
Third-party funds in transit	1,900,913	1,680,925	1,745,721
Borrowings (Notes 19a and 34b)	6,560,882	5,990,676	6,873,310
Local borrowings – official institutions	319	317	1,376
Local borrowings – other institutions	9	13,031	11,756
Borrowings abroad	6,560,554	5,977,328	6,860,178
Local onlendings – official institutions (Notes 19b and 34b)	3,412,767	3,354,846	2,650,732
National Treasury	52,318	50,824	72,165
BNDES	1,369,947	1,459,129	987,294
CEF	8,627	7,566	35,164
FINAME	1,981,394	1,836,549	1,555,148
Other institutions	481	778	961
Foreign onlendings (Notes 19b and 34b)	183	4,380	42,579
Foreign onlendings	183	4,380	42,579
Derivative financial instruments (Notes 3d and 34)	232,714	1,040,374	165,430
Derivative financial intruments	232,714	1,040,374	165,430
Technical provisions for insurance, private pension plans and savings bonds
(Notes 3k and 23)	29,751,941	27,094,663	22,815,849
Other liabilities	12,057,203	14,404,685	10,979,703
Collection of taxes and other contributions	156,039	1,238,627	204,403
Foreign exchange portfolio (Note 13a)	2,206,952	4,042,150	3,011,421
Social and statutory payables	1,254,651	1,118,908	900,266
Fiscal and pension plans (Note 22a)	1,386,430	1,705,039	1,078,038
Negotiation and intermediation of securities	893,957	575,753	312,267
Subordinated debts (Notes 21 and 34b)	69,472	122,158	69,387
Sundry (Note 22b)	6,089,702	5,602,050	5,403,921
Long-term liabilities	64,425,352	57,684,116	48,138,948
Deposits (Notes 3j and 18a)	20,838,843	19,950,976	15,522,719
Time deposits (Note 34b)	20,838,843	19,950,976	15,522,719

Liabilities	2005		2004

	December	September	December

Funds obtained in the open market (Notes 3j and 18b)	9,930,338	5,058,124	2,009,423
Own portfolio	9,930,338	5,058,124	2,009,423
Funds from issuance of securities (Notes 18c and 34b)	4,796,914	4,699,497	3,044,786
Mortgage loans	285	273	10,832
Debentures	2,552,100	2,552,100	–
Liabilities of marketable securities abroad	2,244,529	2,147,124	3,033,954
Borrowings (Notes 19a and 34b)	574,445	479,437	688,085
Local borrowings – official institutions	769	845	–
Local borrowings – other institutions	9	9	–
Borrowings abroad	573,667	478,583	688,085
Local onlendings – official institutions (Notes 19b and 34b)	6,014,804	5,412,002	5,704,666
BNDES	2,868,026	2,364,615	2,684,713
CEF	50,961	42,906	360,656
FINAME	3,093,838	3,002,391	2,656,614
Other institutions	1,979	2,090	2,683
Derivative financial instruments (Notes 3d and 34)	5,759	2,723	8,217
Derivative financial instruments	5,759	2,723	8,217
Technical provisions for insurance, private pension plans and savings bonds
(Notes 3k and 23)	11,110,614	11,140,118	10,852,805
Other liabilities	11,153,635	10,941,239	10,308,247
Fiscal and pension plans (Note 22a)	3,654,882	3,823,078	3,417,349
Subordinated debts (Notes 21 and 34b)	6,649,833	6,376,829	5,903,358
Sundry (Note 22b)	848,920	741,332	987,540
Deferred income	52,132	55,272	44,600
Deferred income	52,132	55,272	44,600
Minority interest in subsidiary companies (Note 24)	58,059	53,989	70,590
Stockholders' equity (Note 25)	19,409,274	18,261,593	15,214,646
Capital:
– Local residents	11,914,375	9,031,476	6,959,015
– Foreign residents	1,085,625	968,524	740,985
Unrealized capital	–	–	(700,000)
Capital reserves	36,032	35,884	10,853
Income reserves	5,895,214	7,972,090	7,745,713
Mark-to-market adjustment- marketable securities and derivatives	507,959	416,638	458,080
Treasury stock (Notes 25e and 34b)	(29,931)	(163,019)	–
Stockholders' equity managed by parent company	19,467,333	18,315,582	15,285,236
Total	208,682,930	201,913,222	184,926,468

	2005		2004

	4th Quarter	3rd Quarter	Year	Year

Revenues from financial intermediation	9,940,353	8,532,515	33,701,225	26,203,227
Loan operations (Note 12h)	5,220,326	4,296,030	16,704,318	12,731,435
Leasing operations (Note 12h)	128,647	133,604	444,389	300,850
Marketable securities (Note 10e)	2,236,854	1,357,055	5,552,008	4,921,179
Financial result on insurance, private pension plans and savings bonds
(Note 10e)	1,748,960	1,515,755	6,498,435	5,142,434
Derivative financial instruments (Note 34c V)	(55,559)	747,956	2,389,002	1,238,890
Foreign exchange results (Note 13a)	296,868	89,974	617,678	691,302
Compulsory deposits (Note 11b)	364,257	392,141	1,495,395	1,177,137
Expenses from financial intermediation	6,281,088	4,574,424	18,926,402	15,013,996
Funding operations (Note 18d)	3,713,534	2,897,471	11,285,324	8,486,003
Price-level restatement and interest on technical provisions for insurance,
private pension plans and savings bonds (Note 18d)	1,050,944	872,695	3,764,530	3,215,677
Borrowings and onlendings (Note 19c)	744,611	262,910	1,360,647	1,253,175
Leasing operations (Note 12h)	1,439	1,448	8,695	17,492
Allowance for doubtful accounts (Notes 3e, 12f and 12g)	770,560	539,900	2,507,206	2,041,649
Gross result from financial intermediation	3,659,265	3,958,091	14,774,823	11,189,231
Other operating income (expenses)	(1,785,723)	(1,708,397)	(6,921,319)	(7,071,120)
Fee Income (Note 26)	2,009,563	1,918,367	7,348,879	5,824,368
Retained premiums from insurance, pension plans and saving bonds
(Notes 3k and 23d)	4,303,785	3,546,484	13,647,089	13,283,677
Net premiums written	5,083,889	4,314,294	16,824,862	15,389,170
Reinsurance premiums and redeemed premiums	(780,104)	(767,810)	(3,177,773)	(2,105,493)
Change in technical provisions for insurance, pension plans and saving bonds
(Note 3k)	(1,318,642)	(739,487)	(2,755,811)	(3,964,106)
Retained claims (Note 3k)	(1,533,502)	(1,462,742)	(5,825,292)	(5,159,188)
Savings bonds draws and redemptions (Note 3k)	(331,479)	(337,735)	(1,228,849)	(1,223,287)
Insurance, pension plans and savings bonds selling expenses (Note 3k)	(263,324)	(244,611)	(961,017)	(867,094)
Expenses with pension plans benefits and redemptions (Note 3k)	(593,746)	(615,702)	(2,582,351)	(2,130,647)
Personnel expenses (Note 27)	(1,361,355)	(1,483,256)	(5,311,560)	(4,969,007)
Other administrative expenses (Note 28)	(1,439,655)	(1,270,824)	(5,142,329)	(4,937,143)
Tax expenses (Note 29)	(501,240)	(474,447)	(1,878,248)	(1,464,446)
Equity in the earnings of affiliated companies (Note 15c)	7,281	64,227	76,150	163,357
Other operating income (Note 30)	299,948	237,711	1,096,968	1,198,532
Other operating expenses (Note 31)	(1,063,357)	(846,382)	(3,404,948)	(2,826,136)
Operating income	1,873,542	2,249,694	7,853,504	4,118,111
Non-operating income (Note 32)	(69,388)	(10,149)	(106,144)	(491,146)
Income before taxes on profit and interest	1,804,154	2,239,545	7,747,360	3,626,965
Income tax and social contribution (Notes 36a and 36b)	(336,772)	(807,022)	(2,224,455)	(554,345)
Minority interest in subsidiaries	(4,829)	(2,294)	(8,831)	(12,469)
Net income	1,462,553	1,430,229	5,514,074	3,060,151

Statement of Changes in Stockholder’s Equity – R $ thousand	(A free translation from the original in Portuguese)

	Statement of changes in stockholders’ equity – R$ thousand

Events	Paid-up capital		Capital reserves		Income reserves		Mark-to-market adjustment-marketable securities and derivatives		Treasury stocks	Retained/ accrued earnings/loss	Total

	Capital stock	Unrealized capital	Tax incentives from income tax	Others	Legal	Statutory	Own	Affiliated and subsidiaries

Balances as of 06.30.2005	10,000,000	–	2,103	33,612	890,251	6,263,497	(81,736)	428,144	(87,421)	–	17,448,450
Capital increase	3,000,000	–	–	–	–	(3,000,000)	–	–	–	–	–
Exchange membership certificates restatement	–	–	–	317	–	–	–	–	–	–	317
Aquisition of treasury stocks	–	–	–	–	–	–	–	–	(137,939)	–	(137,939)
Cancellation of treasury stocks	–	–	–	–	–	(195,429)	–	–	195,429	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	10,639	150,912	–	–	161,551
Net income	–	–	–	–	–	–	–	–	–	2,892,782	2,892,782
Allocations:
– Reserves	–	–	–	–	144,639	1,792,256	–	–	–	(1,936,895)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(611,887)	(611,887)
– Dividends proposed	–	–	–	–	–	–	–	–	–	(344,000)	(344,000)

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274

Balances as of 12.31.2003	7,000,000	–	844	7,821	914,629	5,152,011	(43,019)	521,936	(7,342)	–	13,546,880
Capital Increase	700,000	(700,000)	–	–	–	–	–	–	–	–	–
Title-deed restatement	–	–	–	929	–	–	–	–	–	–	929
Treasury stocks	–	–	–	–	–	–	–	–	(48,753)	–	(48,753)
Cancellation of treasury stocks	–	–	–	–	–	(56,095)	–	–	56,095	–	–
Tax incentives	–	–	1,259	–	–	–	–	–	–	–	1,259
Mark-to-market adjustment – marketable securities and derivatives	–	–	–	–	–	–	(4,994)	(15,843)	–	–	(20,837)
Net income	–	–	–	–	–	–	–	–	–	3,060,151	3,060,151
Allocations:
– Reserves	–	–	–	–	153,008	1,582,160	–	–	–	(1,735,168)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,324,983)	(1,324,983)

Balances as of 12.31.2004	7,700,000	(700,000)	2,103	8,750	1,067,637	6,678,076	(48,013)	506,093	–	–	15,214,646

Capital increase by subscription	–	700,000	–	–	–	–	–	–	–	–	700,000
Capital increase by stock merger	11,856	–	–	–	–	–	–	–	–	–	11,856
Capital increase with reserves	2,288,144	–	–	–	(308,451)	(1,979,693)	–	–	–	–	–
Capital increase	3,000,000	–	–	–	–	(3,000,000)	–	–	–	–	–
Title-deed restatement	–	–	–	929	–	–	–	–	–	–	929
Aquisition of treasury stock	–	–	–	–	–	–	–	–	(225,360)	–	(225,360)
Premium in stock subscription	–	–	–	24,250	–	–	–	–	–	–	24,250
Cancellation of treasury stocks	–	–	–	–	–	(195,429)	–	–	195,429	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	–	(23,084)	72,963	–	–	49,879
Net income	–	–	–	–	–	–	–	–	–	5,514,074	5,514,074
Allocations:
– Reserves	–	–	–	–	275,704	3,357,370	–	–	–	(3,633,074)	–
– Interest on own capital	–	–	–	–	–	–	–	–	–	(1,537,000)	(1,537,000)
– Dividends proposed	–	–	–	–	–	–	–	–	–	(344,000)	(344,000)

Balances as of 12.31.2005	13,000,000	–	2,103	33,929	1,034,890	4,860,324	(71,097)	579,056	(29,931)	–	19,409,274

Consolidated Statement of Changes in Financial Position – R$ thousand (A free translation from the original in Portuguese)

	2005		2004

	4th Quarter	3rd Quarter	Year	Year

Financial resources were provided by :	11,530,077	10,176,120	27,555,692	36,066,941
Net income	1,462,553	1,430,229	5,514,074	3,060,151
Adjustments to net income	320,385	168,517	936,659	1,061,683
Depreciation and amortization	133,871	108,556	469,310	479,737
Goodwill amortization	182,536	86,223	452,863	713,372
Provision (reversal) for interbank investment losses	8,160	3,405	(19,159)	(1,401)
Equity in the earnings of affiliated companies	(7,281)	(64,227)	(76,150)	(163,357)
Other	3,099	34,560	109,795	33,332
Change in deferred income	(3,140)	(3,042)	7,532	12,826
Change in minority interest	4,069	574	(12,531)	(42,140)
Mark-to-market adjustment – securities available for sale	91,321	70,230	49,879	(20,837)
Stockholders	–	–	736,106	–
Capital increase through subscription	–	–	700,000	–
Capital increase by stock merger	–	–	11,856	–
Premium in stocks subscription	–	–	24,250	–
Donations and subsidies for investments	–	–	–	1,259
Third parties' funds provided by:
– Increase in liabilities sub-items	8,623,319	8,211,704	19,599,868	19,257,388
Deposits	4,310,145	–	6,762,315	10,619,442
Funds obtained in the open market	100,801	3,581,592	1,752,481	–
Funds from issuance of securities	42,871	–	1,146,394	–
Interbank accounts	–	10,994	–	–
Interdepartmental accounts	219,988	405,223	155,192	–
Borrowings and onlendings	1,321,740	242,379	603,709	1,164,589
Derivative financial instruments	–	–	64,826	121,278
Technical provisions for insurance, private pension plans and savings bonds	2,627,774	1,702,116	7,193,901	7,259,702
Other receivables	–	2,269,400	1,921,050	92,377
– Decrease in assets sub-items	850,098	205,285	–	12,274,403
Interbank investments	–	–	–	9,374,317
Marketable securities and derivative financial instruments	–	193,912	–	–
Interdepartmental accounts	–	–	–	367,242
Insurance premiums receivable	–	11,373	–	–
Other receivables	850,098	–	–	2,532,844
– Sale (write-off) of assets and investments	165,602	65,872	644,257	437,393
Non-operating assets	59,488	48,680	202,053	238,008
Property, plant and equipment in use and leased assets	95,293	15,724	282,369	97,421
Investments	10,440	77	151,113	57,190
Sale (write-off) of deferred charges	381	1,391	8,722	44,774
– Interest on own capital and dividends received from affiliated companies	15,870	26,751	79,848	24,815
Financial resources were used for:	10,767,003	10,657,606	26,831,911	35,876,107
Interest on own capital and dividends paid and/or declared	344,000	611,887	1,881,000	1,324,983
Stock buyback	62,341	75,598	225,360	48,753
Capital expenditures in	168,830	127,648	640,960	736,676
Non-operating assets	29,055	47,146	132,812	122,776
Property, plant and equipment in use and leased assets	128,534	77,074	388,650	493,394
Investments	11,241	3,428	119,498	120,506
Deferred charges	130,782	104,458	420,112	672,162
Increase in assets sub-items	7,058,392	8,086,772	23,629,606	21,006,194
Interbank investments	855,747	773,560	2,656,784	–
Marketable securities and derivative financial instruments	203,308	–	2,029,150	8,616,878
Interbank accounts	542,468	182,097	835,063	2,074,265
Interdepartmental accounts	94,190	17,385	25,294	–
Loan operations	4,945,367	5,340,972	16,437,915	9,728,169
Leasing operations	302,241	223,237	854,978	249,888
Other receivables	–	1,470,362	356,448	–
Insurance premiums receivable	32,655	–	84,973	98,671
Other assets	82,416	79,159	349,001	238,323
Decrease in liabilities sub-items	3,002,658	1,651,243	34,873	12,087,339
Deposits	–	558,776	–	–
Funds obtained in the open market	–	–	–	9,906,322
Funds from issuance of securities	–	516,276	–	1,789,404
Interbank accounts	62,512	–	34,873	355,266
Interdepartmental accounts	–	–	–	36,347
Derivative financial instruments	804,624	576,191	–	–
Other receivables	2,135,522	–	–	–
Increase (decrease) in funds available	763,074	(481,486)	723,781	190,834

Changes in	At the beginning of the period	2,599,967	3,081,453	2,639,260	2,448,426
financial	At the end of the period	3,363,041	2,599,967	3,363,041	2,639,260
position	Increase (decrease) in funds available	763,074	(481,486)	723,781	190,834

Notes to the Financial Statements	(A free translation from the original in Portuguese)

We present below the Notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

Pages

1) Operations	224

2) Presentation of the Financial Statements	224

3) Significant Accounting Policies	226

4) Information for Comparison Purposes	228

5) Adjusted Balance Sheet and Statement of Inc Income by Business Segment	229

6) Balance Sheet by Currency and Exchange Exposure	230

7) Balance Sheet by Maturity	231

8) Funds Available	231

9) Interbank Investments	233

10) Securities and Derivative Financial Instruments	234

11) Interbank Accounts – Restricted Deposits	241

12) Loan Operations	241

13) Other Receivables	249

14) Other Assets	250

15) Investments	250

16) Property, Plant and Equipment in Use and Leased Assets	252

17) Deferred Charges	252

18) Deposits, Funds Obtained in the Open Market and Funds from Issuance of Securities	254

19) Borrowings and Onlendings	256

20) Contingent Liabilities	258

21) Subordinated Debt	259

22) Other Liabilities	259

23) Insurance, Private Pension Plans and Savings Bo~~nds Operations~~	260

24) Minority Interest in Subsidiaries	262

25) Stockholders’ Equity (Parent Company)	262

26) Fee Income	266

27) Personnel Expenses	266

28) Administrative Expenses	266

29) Tax Expenses	267

30) Other Operating Income	267

31) Other Operating Expenses	267

32) Non-Operating Income	266

33) Transactions with Parent, Subsidiary and Affiliated Companies (Direct and Indirect)	268

34) Financial Instruments	271

35) Employee Benefits	277

36) Income Tax and Social Contribution	278

37) Other Information	280

1) Operations

Banco Bradesco S.A. is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Consortium Management, Insurance, Private Pension Plan and Savings Bonds activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working on an integrated manner in the market.

In this context, Banco Bradesco S.A., has carried out the following operations in 2005:

  On March 10, the General Meeting merged the stocks of Bradesco Seguros S.A’s, minority stockholders, converting it into a wholly-owned subsidiary of Banco Bradesco;
  On April 15, Bradesco acquired through its subsidiary Finasa Promotora de Vendas, Banco Morada’s Consumer Financing Network, comprising Personal Loan and Direct Loan to Consumer;
  In July, a partnership was entered into with União de Lojas Leader S.A. (Leader Magazine), a retail chain operating in the markets of Rio de Janeiro and Espírito Santo states, for the management of Leadercard, one of the five largest Private Label credit card companies in Brazil; and
  In August, Heads of Agreement was executed with Lojas Colombo, one of the largest retailers of home appliances and furniture in the country.

2) Presentation of the Financial Statements

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and Abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), and Superintendence of Private Insurance (SUSEP) and the National Agency for Supplementary Healthcare (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. The exchange variation arising from transactions of subsidiaries and foreign branches was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical provisions for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the consolidation:

	Activity	% Ownership

		2005		2004

		December	September	December
		31	30	31

Financial area – local
Banco Alvorada S.A. (1)	Banking	99.88%	99.88%	99.83%
Banco BEM S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%	99.99%
BRAM – Bradesco Asset Management S.A. DTVM	Assets under Management	100.00%	100.00%	100.00%
Bradesco Templeton Asset Management Ltda.	Assets under Management	50.10%	50.10%	50.10%
Companhia Brasileira de Meios de Pagamento – VISANET (1) (2) (3) (4)	Services	39.67%	39.67%	39.65%

Financial area – abroad
Banco Bradesco Argentina S.A. (4)	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco BCN Grand Cayman Branch (5)	Banking	–	–	100.00%
Banco Boavista Interatlântico S.A. Grand Cayman Branch (6)	Banking	–	–	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (7)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. Grand Cayman Branch (5)	Banking	–	–	100.00%

Insurance area – private pension and savings bonds
Atlântica Capitalização S.A. (8)	Savings Bonds	100.00%	100.00%	99.44%
Áurea Seguros S.A. (2) (4) (8)	Insurance	27.50%	27.50%	27.34%
Bradesco Argentina de Seguros S.A. (4) (8) (9)	Insurance	99.90%	99.90%	99.21%
Bradesco Capitalização S.A. (8)	Savings Bonds	100.00%	100.00%	99.44%
Bradesco Saúde S.A. (8)	Insurance	100.00%	100.00%	99.44%
Bradesco Seguros S.A. (8)	Insurance	100.00%	100.00%	99.44%
Bradesco Vida e Previdência S.A. (8)	Private Pension Plans/Insurance	100.00%	100.00%	99.44%
Finasa Seguradora S.A. (8)	Insurance	100.00%	100.00%	99.44%
Indiana Seguros S.A. (8) (10)	Insurance	40.00%	40.00%	39.77%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (4) (8)	Insurance	12.09%	12.09%	12.02%
Bradesco Auto/RE Companhia de Seguros (8)	Insurance	100.00%	100.00%	99.44%

Other activities
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.87%	99.87%	99.82%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (2) (4) (11)	Credit Acquisition	9.08%	9.08%	9.98%
CPM Holdings Limited (2) (4)	Holding	49.00%	49.00%	49.00%
Scopus Tecnologia Ltda. (1)	Information Technology	99.87%	99.87%	99.82%
Serasa S.A. (2) (4)	Services	26.36%	26.36%	26.36%
União Participações Ltda.	Holding	99.99%	99.99%	99.99%

(1)	Increased interest due to the treasury stocks cancellation at Banco Alvorada S.A., in April, 2005;
(2)	Companies consolidated on a proportional basis, in conformity with CMN Resolution 2,723 and CVM Instruction 247;
(3)
The special purpose company named Brazilian Merchant Voucher Receivables Limited is being consolidated, participant of the securitization operation of the future flow of credit card bills receivables of clients resident abroad (Note 18c);

(4)	Companies the audit services of which in 2004 and 2005 were carried out by other independent auditors;
(5)	The branch closed activities in February 2005, and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(6)	The branch closed activities in September 2005, and its operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(7)
The special purpose company named as International Diversified Payment Rights Company is being consolidated, participant of the securitization operation of the future flow of payment orders received from abroad (Note 18c);

(8)	Increased interest due to merger of stocks held by minority stockholders of Bradesco Seguros S.A. in March 2005;
(9)	Increased interest due to acquisition of stocks of minority stockholders, in July, 2005.
(10)	Subsidiary in view of equity interest of 51% in the voting capital; and
(11)	Reduced interest in view of the issuance of stocks attributed to the Company’s new stockholder, in April 2005.

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance and coinsurance premiums and commissions, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from savings bonds plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the saving bonds contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The corresponding expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as revenue there from is recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Marketable Securities

– Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

– Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

– Securities held to maturity – securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of loan operations past due up to 59 days is recorded in revenues from loan operations and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior rating. Renegotiated operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Tax credits, income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - Sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities – Fiscal and pension plan activities”. Only tax credits which have already acquired tax deductibility rights are recorded on goodwill amortization.

Tax credits on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Investments

The investments in subsidiaries, shared control subsidiaries and affiliated companies (where relevant) were valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their related effects recognized in income for the period.

The exchange membership certificates of Stock Exchanges, the Custody and Settlement Chamber (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at their unaudited book values, informed by the corresponding exchanges, and fiscal incentives and other investments were recorded at acquisition cost, less the provision for losses, when applicable.

h) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a..

i) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented in deferred charges.

j) Deposits and funds obtained in the open market

These are recorded at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

k) Technical provisions relating to insurance, private pension plans and saving bonds activities

Unearned premiums reserve

These are recorded based on the retained insurance premiums deferred over the terms of the insurance contracts, in accordance with criteria established by SUSEP and ANS.

Unsettled claims reserve and claims incurred but not reported reserve (IBNR)

The unsettled claims reserve is recorded based on payment estimates of claims reported, including those claims under judicial proceeding, net of recovery and monetarily restated until the date of balance sheet. The claims incurred but not reported reserve (IBNR) is calculated on an actuarial basis to measure the quantity and amounts of claims incurred but not reported by those insured/beneficiaries.

Mathematical provisions for benefits to be granted and those granted

The mathematical provisions represent the amounts of obligations assumed under the form of income, pension and savings funds and are calculated according to the financial system provided for in agreement and under the responsibility of qualified and legal actuary, registered with the Brazilian Institute of Actuary (IBA). The mathematical provisions represent the present value of future benefits, estimated based on actuarial methods and presuppositions. The mathematical provision for benefits to be granted refers to participants who have not started to receive the benefits yet, and the mathematical provision for benefits granted refers to those already using the benefits.

Savings bonds – mathematical reserves for draws and redemptions

These were recorded in conformity with the actuarial technical notes approved by SUSEP, based on a variable percentage applicable to the amounts of the savings bonds certificates effectively received and adjusted for price-level restatement.

l) Other assets and liabilities

The assets were stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

Bradesco Organization does not recognize on an accounting basis the assets contingencies, while it is not effectively ensured that these are obtained in final decision to which remedies are no longer suitable.

m) Cash flow statement

It is prepared based on the indirect method, in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

4) Information for Comparison Purposes

Relevant reclassifications or other information in previous periods, affecting the comparison of financial statements as of December 31, 2005 did not occur.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	139,730,632	19,350,322	49,129,050	29,130	983,960	(4,898,029)	204,325,065
Funds available	3,274,685	43,810	68,204	26,090	11,977	(61,725)	3,363,041
Interbank investments	22,075,678	3,054,262	–	–	–	(123,782)	25,006,158
Securities and derivative financial instruments	9,910,225	9,054,823	46,320,362	68	594,294	(1,428,964)	64,450,808
Interbank and interdepartmental accounts	17,087,567	7,429	–	–	–	–	17,094,996
Loan and leasing operations	66,529,114	6,895,444	–	–	–	(2,684,457)	70,740,101
Other receivables and other assets	20,853,363	294,554	2,740,484	2,972	377,689	(599,101)	23,669,961
Permanent assets	16,875,101	284,202	526,523	47	307,010	(13,635,018)	4,357,865
Investments	14,078,168	282,703	241,559	–	17,558	(13,635,018)	984,970
Property, plant and equipment in use and leased assets	1,610,171	1,493	248,807	47	134,376	–	1,994,894
Deferred charges	1,186,762	6	36,157	–	155,076	–	1,378,001
Total on December 31, 2005	156,605,733	19,634,524	49,655,573	29,177	1,290,970	(18,533,047)	208,682,930
Total on September 30, 2005	152,086,856	19,110,415	45,738,413	29,669	951,943	(16,004,074)	201,913,222
Total on December 31, 2004	137,382,475	19,219,221	40,494,410	37,362	593,612	(12,800,612)	184,926,468

Liabilities
Current and long-term liabilities	137,130,838	12,641,155	43,835,062	14,471	439,968	(4,898,029)	189,163,465
Deposits	72,830,330	2,762,548	–	–	–	(187,236)	75,405,642
Funds obtained in the open market	24,288,551	578,995	–	–	–	(228,662)	24,638,884
Funds from issuance of securities	5,377,023	2,288,705	–	–	–	(1,461,842)	6,203,886
Interbank and interdepartmental accounts	2,037,873	2,233	–	–	–	–	2,040,106
Borrowings and onlendings	15,520,468	3,453,338	18	–	–	(2,410,743)	16,563,081
Derivative financial instruments	178,010	60,175	–	–	288	–	238,473
Technical provisions for insurance, private pension plans and
savings bonds	–	–	40,848,588	13,967	–	–	40,862,555
Other liabilities:
– Subordinated debt	3,536,389	3,182,916	–	–		–	6,719,305
– Others	13,362,194	312,245	2,986,456	504	439,680	(609,546)	16,491,533
Deferred income	52,130	–	–	–	2	–	52,132
Stockholders’ equity/minority interest in subsidiaries	13,491	6,993,369	5,820,511	14,706	851,000	(13,635,018)	58,059
Stockholders’ equity, controlling	19,409,274	–	–	–	–	–	19,409,274
Total on December 31, 2005	156,605,733	19,634,524	49,655,573	29,177	1,290,970	(18,533,047)	208,682,930
Total on September 30, 2005	152,086,856	19,110,415	45,738,413	29,669	951,943	(16,004,074)	201,913,222
Total on December 31, 2004	137,382,475	19,219,221	40,494,410	37,362	593,612	(12,800,612)	184,926,468

b) Statement of income

	R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	25,965,385	1,349,845	6,514,898	788	46,732	(176,423)	33,701,225
Expenses from financial intermediation	14,669,699	664,703	3,764,958	–	2,388	(175,346)	18,926,402
Gross income from financial intermediation	11,295,686	685,142	2,749,940	788	44,344	(1,077)	14,774,823
Other operating income (expenses)	(6,517,116)	(59,678)	(387,023)	5,609	35,812	1,077	(6,921,319)
Operating income	4,778,570	625,464	2,362,917	6,397	80,156	–	7,853,504
Non-operating income	(20,057)	4,279	(109,179)	(490)	19,303	–	(106,144)
Income before taxes and minority interests	4,758,513	629,743	2,253,738	5,907	99,459	–	7,747,360
Income tax and social contribution	(1,553,875)	(4,451)	(658,653)	(313)	(7,163)	–	(2,224,455)
Minority interest in subsidiaries	(2,162)	–	(6,221)	–	(448)	–	(8,831)
Retained net income on December 31, 2005	3,202,476	625,292	1,588,864	5,594	91,848	–	5,514,074
Retained net income on December 31, 2004	1,778,767	359,816	889,362	(1,214)	33,420	–	3,060,151
Net Income in the 4th quarter of 2005	834,935	204,830	372,866	1,054	48,868	–	1,462,553
Net Income in the 3rd quarter of 2005	792,803	198,687	424,372	(154)	14,521	–	1,430,229

(1)
The “Financial” segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies;

(2)	Asset and liability and income and expense account balances are being eliminated among companies from the same segment;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4)	Amounts eliminated between companies from different segments.

6) Balance Sheet by Currency and Exchange Exposure

					R$ thousand

	2005				2004

	December 31			September 30	December 31

	Balance	Local	Foreing	Foreing	Foreing
	Sheet		(1) (2)	(1) (2)	(1) (2)

Assets
Current and long-term assets	204,325,065	179,631,087	24,693,978	24,571,814	25,748,077
Funds available	3,363,041	3,209,908	153,133	183,600	415,659
Interbank investments	25,006,158	21,871,815	3,134,343	4,953,927	4,656,214
Securities and derivative financial instruments	64,450,808	56,569,560	7,881,248	6,779,336	7,754,731
Interbank and interdepartmental accounts	17,094,996	17,087,568	7,428	6,891	6,469
Loan and leasing operations	70,740,101	63,577,243	7,162,858	6,258,363	6,591,244
Other receivables and other assets	23,669,961	17,314,993	6,354,968	6,389,697	6,323,760
Permanent assets	4,357,865	4,073,616	284,249	274,417	366,406
Investments	984,970	702,267	282,703	272,769	363,825
Property, plant and equipment in use and leased assets	1,994,894	1,993,354	1,540	1,640	2,564
Deferred charges	1,378,001	1,377,995	6	8	17
Total	208,682,930	183,704,703	24,978,227	24,846,231	26,114,483

Liabilities
Current and long-term liabilities	189,163,465	169,862,999	19,300,466	19,984,727	21,570,654
Deposits	75,405,642	72,805,263	2,600,379	2,246,424	2,453,674
Funds obtained in the open market	24,638,884	24,059,889	578,995	1,156,557	925,172
Funds from issuance of securities	6,203,886	3,472,414	2,731,472	2,573,353	4,377,649
Interbank and interdepartmental accounts	2,040,106	979,707	1,060,399	1,319,825	985,339
Borrowings and onlendings	16,563,081	9,030,880	7,532,201	6,775,332	8,017,159
Derivative financial instruments	238,473	165,685	72,788	80,736	83
Technical provisions for insurance, private pension plans and
savings bonds	40,862,555	40,848,588	13,967	19,396	22,647
Other liabilities:
– Subordinated debt	6,719,305	3,534,674	3,184,631	3,083,284	2,912,439
– Others	16,491,533	14,965,899	1,525,634	2,729,820	1,876,492
Deferred income	52,132	52,132	–	–	–
Minority interest in subsidiaries	58,059	58,059	–	–	–
Stockholders’ equity	19,409,274	19,409,274	–	–	–
Total	208,682,930	189,382,464	19,300,466	19,984,727	21,570,654
Net position of assets and liabilities			5,677,761	4,861,504	4,543,829
Net position of derivatives (2)			(10,416,293)	(7,538,715)	(5,692,305)
Other memorandum accounts, net (3)			(188,696)	(224,738)	(324,834)
Net exchange position (liability)			(4,927,174)	(2,901,949)	(1,473,310)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding derivative operations maturing in D +1, to be settled in currency of the last day of the month; and
(3)	Leasing commitments and others, recorded in memorandum accounts.

7) Balance Sheet by Maturity

						R$ thousand

	Up to 30	From 31 to	From 181 to	More than	Indeterminate	Total
	days	180 days	360 days	360 days

Assets
Current and long-term assets	113,318,124	29,436,452	14,686,892	46,883,597	–	204,325,065
Funds available	3,363,041	–	–	–	–	3,363,041
Interbank investments	19,172,746	4,776,623	582,114	474,675	–	25,006,158
Securities and derivative financial
instruments (1)	48,447,229	906,288	333,773	14,763,518	–	64,450,808
Interbank and interdepartmental accounts	16,703,885	2,349	2,860	385,902	–	17,094,996
Loan and leasing operations	11,639,061	23,238,970	12,071,966	23,790,104	–	70,740,101
Other receivables and other assets	13,992,162	512,222	1,696,179	7,469,398	–	23,669,961
Permanent assets	57,533	287,673	345,208	2,281,259	1,386,192	4,357,865
Investments	–	–	–	–	984,970	984,970
Property, plant and equipment in use and
leased assets	19,166	95,831	114,998	1,363,677	401,222	1,994,894
Deferred charges	38,367	191,842	230,210	917,582	–	1,378,001
Total on December 31, 2005	113,375,657	29,724,125	15,032,100	49,164,856	1,386,192	208,682,930
Total on September 30, 2005	113,836,649	26,036,224	16,271,818	44,260,411	1,508,120	201,913,222
Total on December 31, 2004	100,319,048	21,223,248	19,209,732	42,501,418	1,673,022	184,926,468

Liabilities
Current and long-term liabilities	102,834,356	14,184,336	7,719,422	63,718,294	707,057	189,163,465
Deposits (2)	47,250,863	5,406,293	1,909,643	20,838,843	–	75,405,642
Funds obtained in the open market	12,847,915	460,787	1,399,844	9,930,338	–	24,638,884
Funds from issuance of securities	120,627	981,169	305,176	4,796,914	–	6,203,886
Interbank and interdepartmental accounts	2,040,106	–	–	–	–	2,040,106
Borrowings and onlendings	1,496,739	5,561,802	2,915,291	6,589,249	–	16,563,081
Derivative financial instruments	218,952	7,922	5,840	5,759	–	238,473
Technical provisions for insurance, private
pension plans and savings bonds (2)	28,009,703	1,159,866	582,372	11,110,614	–	40,862,555
Other liabilities:
– Subordinated debt	42,532	26,940	–	5,942,776	707,057	6,719,305
– Others	10,806,919	579,557	601,256	4,503,801	–	16,491,533
Deferred income	52,132	–	–	–	–	52,132
Minority interest in subsidiaries	–	–	–	–	58,059	58,059
Stockholders’ equity	–	–	–	–	19,409,274	19,409,274
Total on December 31, 2005	102,886,488	14,184,336	7,719,422	63,718,294	20,174,390	208,682,930
Total on September 30, 2005	103,385,046	13,065,328	9,463,150	57,012,854	18,986,844	201,913,222
Total on December 31, 2004	97,190,949	16,058,464	8,252,871	48,138,948	15,285,236	184,926,468
Accumulated net assets on
December 31, 2005	10,489,169	26,028,958	33,341,636	18,788,198	–	–
Accumulated net assets on
September 30, 2005	10,451,603	23,422,499	30,231,167	17,478,724	–	–
Accumulated net assets on
December 31, 2004	3,128,099	8,292,883	19,249,744	13,612,214	–	–

(1)	Investment fund applications are classified as up to 30 days; and
(2)	Demand and savings account deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

8) Funds Available

a) Funds available

			R$ thousand

	2005		2004

	December	September	December
	31	30	31

Local currency	3,209,867	2,416,331	2,223,561
Foreign currency	153,133	183,600	415,659
Investments in gold	41	36	40
Total	3,363,041	2,599,967	2,639,260

b) Statement of cash flow

					R$ thousand

		2005			2004

		4th Quarter	3rd Quarter	December 31	December 31
				YTD	YTD

	Operating activities
	Net income	1,462,553	1,430,229	5,514,074	3,060,151
	Adjustments to reconcile net income to net funds from (used in)
	operating activities:
	Allowance for doubtful accounts	770,560	539,900	2,507,206	2,041,649
	(Reversal of) allowances for losses on interbank investments, securities and
	investments	8,160	3,405	(19,159)	(1,401)
	Variation, price-level restatement and interest on Technical Provisions for
	insurance, private pension plans and savings bonds	2,369,586	1,612,182	6,520,341	7,179,783
	Depreciation and amortization	133,871	108,556	469,310	479,737
	Goodwill amortization	182,536	86,223	452,863	713,372
	Equity in the earnings of subsidiary companies	(7,281)	(64,227)	(76,150)	(163,357)
	Others	3,099	34,560	109,795	33,332
	Change in assets and liabilities:
	Decrease (increase) in interbank investments	(855,747)	(773,560)	(2,656,784)	9,374,318
	Decrease (increase) in securities and derivative financial instruments	(1,007,932)	(382,279)	(1,964,324)	(8,495,601)
	Decrease (increase) in interbank accounts	410,142	(39,185)	(121,224)	(313,803)
	Decrease (increase) in interdepartmental accounts	125,798	387,838	129,898	330,894
	Decrease (increase) in loan operations	(5,251,122)	(5,511,858)	(17,248,037)	(9,750,488)
	Decrease (increase) in leasing operations	(309,903)	(235,850)	(857,822)	(238,883)
	Decrease (increase) in insurance premiums receivable	(32,655)	11,373	(84,973)	(98,671)
	Decrease (increase) in other receivables	851,979	(1,483,540)	(356,574)	2,534,857
	Decrease (increase) in other assets	(82,416)	(79,159)	(349,001)	(238,323)
	Amounts written-off against the allowance for doubtful accounts	(459,024)	(343,223)	(1,694,114)	(2,032,348)
	Increase (decrease) in technical provisions for insurance, private pension plans
	and savings bonds	258,188	89,934	673,560	79,919
	Increase (decrease) in other liabilities	(2,355,840)	2,266,420	1,174,490	(885,557)
	Increase (decrease) in deferred income	(3,140)	(3,042)	7,532	12,826
	Mark-to-market adjustment – securities available for sale	91,321	70,230	49,879	(20,837)
	Net cash provided by (used in) operating activities	(3,697,267)	(2,275,073)	(7,819,214)	3,601,569
	Investment activities
	Decrease (increase) in compulsory deposits – Brazilian Central Bank	(1,015,122)	(131,918)	(748,712)	(2,115,729)
	Sale of non-operating assets	59,488	48,680	202,053	238,008
	Sale of investments	10,440	77	151,113	57,190
	Sale of property, plant and equipment in use and leased assets	95,293	15,724	282,369	97,421
	Decrease in deferred charges	381	1,391	8,722	44,774
	Acquisition of non-operating assets	(29,055)	(47,146)	(132,812)	(122,776)
	Acquisition of investments	(11,241)	(3,428)	(119,498)	(120,506)
	Acquisition of property, plant and equipment in use and leased assets	(128,534)	(77,074)	(388,650)	(493,394)
	Deferred charges	(130,782)	(104,458)	(420,112)	(672,162)
	Interest on own capital / dividends received	15,870	26,751	79,848	24,815
	Net cash provided by (used in) investing activities	(1,133,262)	(271,401)	(1,085,679)	(3,062,359)
	Financing activities
	Increase (decrease) in deposits	4,310,145	(558,776)	6,762,315	10,619,443
	Increase (decrease) in funds obtained in the open market	100,801	3,581,592	1,752,481	(9,906,322)
	Increase (decrease) in funds from issuance of securities	42,871	(516,276)	1,146,394	(1,789,404)
	Increase (decrease) in borrowings and onlendings	1,321,740	242,379	603,709	1,164,589
	Subordinated debt	220,318	2,980	746,560	977,935
	Capital increase through subscription	–	–	700,000	–
	Premium on stock subscription	–	–	24,250	–
	Subsidies for investments	–	–	–	1,259
	Interest on own capital/dividends paid and/or accrued	(344,000)	(611,887)	(1,881,000)	(1,324,983)
	Stock buyback	(62,341)	(75,598)	(225,360)	(48,753)
	Variation in minority interest	4,069	574	(675)	(42,140)
	Net cash provided by (used in) financing activities	5,593,603	2,064,988	9,628,674	(348,376)
	(Decrease) increase in funds available, net	763,074	(481,486)	723,781	190,834

Change in funds available, net	Starting period	2,599,967	3,081,453	2,639,260	2,448,426
	End of period	3,363,041	2,599,967	3,363,041	2,639,260
	Increase/(Decrease) in funds available, net	763,074	(481,486)	723,781	190,834

9) Interbank Investments

a) Maturities

	R$ thousand

	2005						2004

	Up to 30	From 31 to	From 181	More than	December	September	December
	days	180 days	to 360 days	360 days	31	30	31

Funds obtained in the open market:
Own portfolio position	3,587,002	4,082,957	–	–	7,669,959	1,045,914	1,039,357
• Financial Treasury Bill	689,524	–	–	–	689,524	29,777	813,227
• National Treasury Notes	187,422	–	–	–	187,422	–	165,054
• National Treasury Bill	2,710,056	4,082,957	–	–	6,793,013	1,016,137	61,076
Third-party portfolio position	11,945,785	–	–	–	11,945,785	15,819,890	14,627,721
• Financial Treasury Bill	4,339,911	–	–	–	4,339,911	2,520,436	11,087,834
• National Treasury Bill	6,883,548	–	–	–	6,883,548	13,209,200	3,539,887
• National Treasury Notes	722,326	–	–	–	722,326	90,254	–
Subtotal	15,532,787	4,082,957	–	–	19,615,744	16,865,804	15,667,078
Interbank deposits:
• Interbank deposits	3,640,271	693,666	582,114	474,675	5,390,726	7,284,919	6,682,608
• Provisions for losses	(312)	–	–	–	(312)	(1,246)	(2,965)
Subtotal	3,639,959	693,666	582,114	474,675	5,390,414	7,283,673	6,679,643
Total on December 31, 2005	19,172,746	4,776,623	582,114	474,675	25,006,158
%	76.7	19.1	2.3	1.9	100.0
Total on September 30, 2005	22,105,540	863,585	612,348	568,004		24,149,477
%	91.5	3.6	2.5	2.4		100.0
Total on December 31, 2004	20,548,403	483,055	555,635	759,628			22,346,721
%	92.0	2.1	2.5	3.4			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Income on investments in purchase and sale commitments:
Own portfolio position	95,642	53,890	247,097	256,086
Third-party portfolio position	606,130	784,088	2,676,352	2,327,856
Subtotal	701,772	837,978	2,923,449	2,583,942
Income on interbank investments	133,595	115,408	450,927	292,854
Total (Note 10e)	835,367	953,386	3,374,376	2,876,796

10) Marketable Securities and Derivative Financial Instruments

Find below the information related to marketable securities and derivative financial instruments:

a) Summary of the consolidated classification of marketable securities by business segment and issuer;

b) Consolidated portfolio breakdown by issuer;

c) Consolidated classification by category, days to maturity and business segment:

    I) Trading securities

    II) Securities available for sale

    III) Securities held to maturity

d) Composition of the portfolios distributed by publication items; and

e) Income on securities transactions, financial income on insurance, private pension plans and derivative financial instruments.

a) Summary of the consolidated classification of marketable securities by business segment and issuer

	R$ thousand

	2005								2004

		Insurance/	Private	Other	December		September		December
	Financial	Savings bonds	pension plans	activities	31%		30%		31%

Trading securities	5,836,450	7,304,446	28,849,658	344,438	42,334,992	72.3	42,379,389	75.7	32,322,274	62.0
– Government
securities	3,853,401	3,610,262	8,104,671	278,964	15,847,298	27.1	21,075,851	37.6	17,614,440	33.8
– Corporate bonds	1,508,561	3,694,184	4,569,303	65,474	9,837,522	16.8	8,600,681	15.4	4,133,295	7.9
– Derivative
financial
instruments (1)	474,488	–	–	–	474,488	0.8	1,282,577	2.3	397,956	0.8
– PGBL / VGBL
restricted bonds	–	–	16,175,684	–	16,175,684	27.6	11,420,280	20.4	10,176,583	19.5
Securities available
for sale	9,726,500	1,370,538	810,425	19,496	11,926,959	20.3	9,377,433	16.7	15,425,964	29.5
– Government
securities	7,513,595	810,120	14,480	–	8,338,195	14.2	5,681,201	10.1	11,654,380	22.3
– Corporate bonds	2,212,905	560,418	795,945	19,496	3,588,764	6.1	3,696,232	6.6	3,771,584	7.2
Securities held to
maturity	1,170,094	–	3,137,189	–	4,307,283	7.4	4,253,103	7.6	4,439,870	8.5
– Government
securities	1,126,424	–	3,137,189	–	4,263,613	7.3	4,209,840	7,5	4,387,334	8.4
– Corporate bonds	43,670	–	–	–	43,670	0.1	43,263	0.1	52,536	0.1
Subtotal	16,733,044	8,674,984	32,797,272	363,934	58,569,234	100.0	56,009,925	100.0	52,188,108	100.0
– Purchase and sale
commitments (2)	1,043,842	869,632	3,968,100	–	5,881,574	–	8,237,575	–	10,233,550	–
Overall total	17,776,886	9,544,616	36,765,372	363,934	64,450,808	–	64,247,500	–	62,421,658	–
– Government
securities	12,493,420	4,420,382	11,256,340	278,964	28,449,106	48.6	30,966,892	55.3	33,656,154	64.5
– Corporate bonds	4,239,624	4,254,602	5,365,248	84,970	13,944,444	23.8	13,622,753	24.3	8,355,371	16.0
– PGBL / VGBL
restricted bonds	–	–	16,175,684	–	16,175,684	27.6	11,420,280	20.4	10,176,583	19.5
Subtotal	16,733,044	8,674,984	32,797,272	363,934	58,569,234	100.0	56,009,925	100.0	52,188,108	100.0
– Purchase and sale
commitments (2)	1,043,842	869,632	3,968,100	–	5,881,574	–	8,237,575	–	10,233,550	–
Overall total	17,776,886	9,544,616	36,765,372	363,934	64,450,808		64,247,500		62,421,658

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2005									2004

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to marke book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market

Government securities	380,180	1,987,818	3,593,378	22,487,730	28,449,106	28,120,090	329,016	30,966,892	228,641	33,656,154	208,289
Financial Treasury Bill	51,421	1,479,282	1,312,134	3,313,311	6,156,148	6,159,899	(3,751)	8,033,019	(12,726)	8,935,783	(13,631)
National Treasury Bill	163,662	369,871	728,565	1,294,561	2,556,659	2,556,164	495	8,039,947	9,112	9,252,010	(15,673)
National Treasury Notes	–	–	1,529,389	11,802,197	13,331,586	13,302,311	29,275	9,258,254	(9,916)	9,211,826	1,312
Brazilian foreign debt notes	162,348	41,477	–	5,844,853	6,048,678	5,717,330	331,348	5,251,566	270,516	5,777,393	259,357
Privatization currencies	1	–	–	232,679	232,680	260,880	(28,200)	225,592	(27,633)	266,909	(18,920)
Foreign government securities	720	97,188	23,290	62	121,260	121,366	(106)	116,295	(52)	161,853	(291)
Central Bank Notes	–	–	–	–	–	–	–	40,126	(615)	50,243	(3,864)
Others	2,028	–	–	67	2,095	2,140	(45)	2,093	(45)	137	(1)
Corporate bonds	3,551,036	2,029,652	1,377,864	6,985,892	13,944,444	13,402,608	541,836	13,622,753	427,128	8,355,371	520,971
Certificates of Bank Deposit	1,696,534	1,480,926	1,220,108	3,345,668	7,743,236	7,746,691	(3,455)	6,892,859	(6,976)	2,545,513	(4,528)
Stocks	1,443,391	–	–	–	1,443,391	957,256	486,135	1,387,324	440,701	1,631,354	488,940
Debentures	3,578	242,148	23,689	1,382,227	1,651,642	1,686,000	(34,358)	1,747,955	(33,431)	1,741,626	(32,144)
Foreign securities	90,586	5,709	22,757	1,583,683	1,702,735	1,627,006	75,729	1,394,467	59,094	1,498,175	66,051
Derivative financial instruments	177,018	186,327	63,313	47,830	474,488	427,580	46,908	1,282,577	(6,558)	397,956	11,432
Others	139,929	114,542	47,997	626,484	928,952	958,075	(29,123)	917,571	(25,702)	540,747	(8,780)
PGBL / VGBL restricted bonds	283,420	2,212,852	4,883,987	8,795,425	16,175,684	16,175,684	–	11,420,280	–	10,176,583	–
Subtotal	4,214,636	6,230,322	9,855,229	38,269,047	58,569,234	57,698,382	870,852	56,009,925	655,769	52,188,108	729,260
Purchase and sale commitments (2)	–	3,888,939	998,380	994,255	5,881,574	5,881,574	–	8,237,575	–	10,233,550	–
Overall total	4,214,636	10,119,261	10,853,609	39,263,302	64,450,808	63,579,956	870,852	64,247,500	655,769	62,421,658	729,260

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3)	R$ thousand

	2005									2004

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to marke book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market

– Financial	414,020	1,469,838	534,974	3,417,618	5,836,450	5,760,092	76,358	12,765,972	4,743	10,291,008	13,177
National Treasury Bill	14,434	184,542	166,638	213,091	578,705	578,239	466	5,980,083	9,308	2,676,421	(5,266)
Financial Treasury Bill	30,504	705,752	124,666	1,179,162	2,040,084	2,042,884	(2,800)	3,026,127	(7,456)	2,643,131	(8,118)
Certificates of Bank Deposit	20,080	88,363	13,000	312,178	433,621	433,621	–	690,029	–	1,620,440	–
Derivative financial instruments (1)	177,018	186,327	63,313	47,830	474,488	427,580	46,908	1,282,577	(6,558)	397,956	11,432
Debentures	21	147,446	6,078	237,014	390,559	390,557	2	833,958	–	1,118,205
Brazilian foreign debt notes	2,309	41,477	–	142,402	186,188	175,750	10,438	220,121	12,068	820,858	20,128
National Treasury Notes	–	–	137,737	789,427	927,164	919,355	7,809	150,731	5	463,335	(693)
Foreign securities	6,001	204	252	328,715	335,172	321,531	13,641	102,988	(2,572)	201,924	(4,015)
Foreign government securities	720	97,188	23,290	62	121,260	121,366	(106)	116,295	(52)	161,853	(291)
Stocks	102,915	–	–	–	102,915	102,915	–	120,167	–	35,646	–
Central Bank Notes	–	–	–	–	–	–	–	832	–	1,814	–
Others	60,018	18,539	–	167,737	246,294	246,294	–	242,064	–	149,425	–
– Insurance and savings bonds	920,746	1,126,891	1,768,124	3,488,685	7,304,446	7,304,435	11	6,083,752	8	3,062,970	10
Financial Treasury Bill	2,318	424,682	743,030	712,912	1,882,942	1,882,931	11	1,912,207	8	2,178,226	10
National Treasury Bill	90,350	12,499	546,375	673,214	1,322,438	1,322,438	–	1,577,702	–	473,231	–
Certificates of Bank Deposit	701,885	541,939	461,062	1,141,162	2,846,048	2,846,048	–	2,112,025	–	170,527	–
National Treasury Notes	–	–	303	404,579	404,882	404,882	–	–	–	9,269	–
Stocks	117,388	–	–	–	117,388	117,388	–	112,213	–	149,827	–
Debentures	27	94,667	17,354	456,458	568,506	568,506	–	238,928	–	38,647	–
Foreign securities	–	–	–	–	–	–	–	1,346	–	5,308	–
Central Bank Notes	–	–	–	–	–	–	–	1	–	62	–
Others	8,778	53,104	–	100,360	162,242	162,242	–	129,330	–	37,873	–

Securities (3)	R$ thousand

	2005									2004

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to marke book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market

– Private pension plans	1,274,365	3,359,242	6,273,157	17,942,894	28,849,658	28,852,066	(2,408)	23,196,611	(4,744)	18,893,290	(1,558)
Financial Treasury Bill	983	161,614	303,730	838,908	1,305,235	1,304,186	1,049	2,129,247	1,301	2,864,077	1,818
National Treasury Notes	–	–	348,534	5,733,677	6,082,211	6,082,211	–	5,282,329	–	4,713,531
Certificates of Bank Deposit	892,926	844,356	736,713	1,478,267	3,952,262	3,955,719	(3,457)	3,476,797	(6,045)	393,678	(3,376)
National Treasury Bill	53,868	140,412	–	388,407	582,687	582,687	–	264,699	–	380,403	–
Stocks	43,168	–	–	–	43,168	43,168	–	40,078	–	175,908	–
Privatization currencies	–	–	–	134,538	134,538	134,538	–	131,225	–	180,124	–
Debentures	–	8	193	380,601	380,802	380,802	–	229,478	–	4,480	–
Central Bank Notes	–	–	–	–	–	–	–	84	–	75	–
PGBL / VGBL restricted bonds	283,420	2,212,852	4,883,987	8,795,425	16,175,684	16,175,684	–	11,420,280	–	10,176,583	–
Others	–	–	–	193,071	193,071	193,071	–	222,394	–	4,431	–
– Other activities	53,373	111,005	12,955	167,105	344,438	345,308	(870)	333,054	(906)	75,006	(859)
Financial Treasury Bill	17,601	76,974	7,232	117,756	219,563	219,563	–	278,511	–	35,935	–
Certificates of Bank Deposit	12,316	1,586	3,752	24,692	42,346	42,346	–	26,666	–	12,889	–
National Treasury Bill	5,010	32,418	1,907	19,849	59,184	59,184	–	5,657	–	11,968	–
Debentures	–	27	64	4,280	4,371	4,371	–	3,977	–	644	–
National Treasury Notes	–	–	–	217	217	217	–	–	–	–	–
Others	18,446	–	–	311	18,757	19,627	(870)	18,243	(906)	13,570	(859)
Subtotal	2,662,504	6,066,976	8,589,210	25,016,302	42,334,992	42,261,901	73,091	42,379,389	(899)	32,322,274	10,770
Purchase and sale commitments (2)	–	3,888,939	998,380	994,255	5,881,574	5,881,574	–	8,237,575	–	10,233,550	–
– Financial	–	362,238	447,652	233,952	1,043,842	1,043,842	–	392,476	–	1,133,032
– Insurance and savings bonds	–	558,523	290,727	20,382	869,632	869,632	–	1,317,032	–	1,936,289	–
– Private pension plans	–	2,968,178	260,001	739,921	3,968,100	3,968,100	–	6,528,067	–	7,164,229	–
Overall total	2,662,504	9,955,915	9,587,590	26,010,557	48,216,566	48,143,475	73,091	50,616,964	(899)	42,555,824	10,770
Derivative financial instruments (liabilities)	(218,952)	(7,922)	(5,840)	(5,759)	(238,473)	(259,807)	21,334	(1,043,097)	6,900	(173,647)	9,245

II) Securities available for sale

Securities (3)	R$ thousand

	2005									2004

	December 31							September 30		December 31

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark to marke book value (5) (6) (7)	Restated cost value	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market	Mark to marke book value (5) (6) (7)	Mark-to- market

– Financial (4)	455,330	43,712	81,210	9,146,248	9,726,500	9,361,442	365,058	7,479,275	159,189	12,869,371	231,045
National Treasury Bill	–	–	13,645	–	13,645	13,616	29	211,806	(196)	5,709,987	(10,407)
Brazilian foreign debt notes	118,188	–	–	4,617,878	4,736,066	4,415,156	320,910	3,976,524	258,448	3,764,086	239,229
Foreign securities	83,723	813	14,629	1,220,532	1,319,697	1,257,609	62,088	1,242,798	61,666	1,209,757	70,066
National Treasury Notes	–	–	–	2,269,250	2,269,250	2,252,414	16,836	569,109	(9,087)	708,356	(530)
Financial Treasury Bill	–	–	940	393,457	394,397	396,759	(2,362)	384,906	(6,644)	360,020	(10,168)
Certificates of Bank Deposit	48,839	–	3,999	381,918	434,756	434,754	2	553,531	–	331,055	(249)
Debentures	3,523	–	–	–	3,523	37,824	(34,301)	43,836	(33,373)	176,577	(31,995)
Stocks	184,106	–	–	–	184,106	125,752	58,354	67,879	(58,536)	150,799	5,805
Privatization currencies	1	–	–	98,141	98,142	126,342	(28,200)	94,367	(27,633)	86,785	(18,920)
Central Bank Notes	–	–	–	–	–	–	–	39,209	(615)	48,292	(3,864)
Others	16,950	42,899	47,997	165,072	272,918	301,216	(28,298)	295,310	(24,841)	323,657	(7,922)
– Insurance and savings bonds	547,561	114,414	136,732	571,831	1,370,538	1,156,424	214,114	873,331	186,566	1,478,171	149,803
Financial Treasury Bill	15	110,260	132,536	56,636	299,447	299,007	440	287,894	317	841,145	3,201
Stocks	512,915	–	–	–	512,915	303,871	209,044	464,814	188,014	389,463	144,970
Debentures	–	–	–	–	–	–	–	–	–	91,279	–
Certificates of Bank Deposit	7,378	4,154	–	4,522	16,054	16,054	–	15,385	(931)	5,184	(903)
Foreign securities	–	–	4,196	–	4,196	4,196	–	4,072	–	28,650	–
National Treasury Notes	–	–	–	510,673	510,673	506,043	4,630	101,166	(834)	122,450	2,535
Others	27,253	–	–	–	27,253	27,253	–	–	–	–	–
– Private pension plans	493,400	–	–	317,025	810,425	591,836	218,589	1,004,188	310,913	1,066,664	337,642
Stocks	482,881	–	–	–	482,881	264,144	218,737	582,155	311,223	729,693	338,165
Debentures	7	–	–	302,545	302,552	302,611	(59)	395,583	(58)	311,794	(149)
Financial Treasury Bill	–	–	–	14,480	14,480	14,569	(89)	14,127	(252)	13,249	(374)
Others	10,512	–	–	–	10,512	10,512	–	12,323	–	11,928	–
– Other activities	13,128	528	1,582	4,258	19,496	19,496	–	20,639	–	11,758	–
Certificates of Bank Deposit	13,110	528	1,582	2,929	18,149	18,149	–	18,426	–	11,740	–
Debentures	–	–	–	1,329	1,329	1,329	–	2,195	–		–
Stocks	18	–	–	–	18	18	–	18	–	18	–
Overall Total	1,509,419	158,654	219,524	10,039,362	11,926,959	11,129,198	797,761	9,377,433	656,668	15,425,964	718,490

III) Securities held to maturity

Securities (3)	R$ thousand

	2005						2004

	December 31					September 30	December 31

					Restated	Restated	Restated
	Up to 30	From 31 to	From 181 a	More than	cost	cost	cost
	days	180 days	360 days	360 days	value	value	value
					(5) (6) (7)	(5) (6) (7)	(5) (6) (7)

Financial	42,713	4,692	3,680	1,119,009	1,170,094	1,098,184	1,327,500
Brazilian foreign debt notes	41,851	–	–	1,084,573	1,126,424	1,054,921	1,192,449
Foreign securities	862	4,692	3,680	34,436	43,670	43,263	52,536
National Treasury Notes	–	–	–	–	–	–	82,515
Private Pension Plans	–	–	1,042,815	2,094,374	3,137,189	3,154,919	3,112,370
National Treasury Notes	–	–	1,042,815	2,094,374	3,137,189	3,154,919	3,112,370
Overall Total (4)	42,713	4,692	1,046,495	3,213,383	4,307,283	4,253,103	4,439,870

(1)
For comparison purposes, the criterion adopted by Central Bank of Brazil’s Circular 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;

(2)	These refer to assets under management funds applied in purchase and sale commitments with Banco Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to instruments composing the portfolio and preserving the classification of funds category;
(4)
In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations on the reference date of December 31, 2005;

(5)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6)
This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$ 793,018 thousand (September 30, 2005 – R$ 787,115 thousand – December 31, 2004 – R$ 912,313 thousand).; and to the securities (National Treasury Notes) composing the investment funds portfolio and although in the Private Pension Plans Group portfolio these are classified due to the specific regulation in force under the category “for trading”, they are classified as “held to maturity” in the funds portfolio, the market value of which exceeds the book value at R$ 237,902 thousand (September 30, 2005 – R$ 221,476 thousand and December 31, 2004 – R$ 374,905 thousand); and

(7)
The market value of securities is determined based on the market price available on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the value of respective quotas already at market value.

d) Breakdown of the portfolios by publication items

	R$ thousand

	2005						2004

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on	Total on	Total on
					December	September	December
					31	30	31

Own portfolio	4,011,146	9,443,133	10,664,801	35,205,778	59,324,858	54,032,904	51,255,745
Fixed income securities	2,567,755	9,443,133	10,664,801	35,205,778	57,881,467	52,645,580	49,624,391
• Financial Treasury Bill	46,420	1,028,258	1,222,095	3,245,119	5,541,892	7,138,598	8,459,583
• Purchase and sale commitments (1)	–	3,888,939	998,380	994,255	5,881,574	8,237,575	10,233,550
• National Treasury Notes	–	–	1,529,389	8,972,477	10,501,866	8,670,670	8,402,653
• Brazilian foreign debt notes	141,572	41,477	–	5,225,963	5,409,012	3,914,675	4,765,456
• Certificates of Bank Deposit	1,696,534	1,480,926	1,220,108	2,997,510	7,395,078	6,559,954	2,254,209
• National Treasury Bill	163,662	331,094	693,109	1,249,297	2,437,162	2,394,839	1,195,632
• Foreign securities	90,586	5,709	22,757	1,583,683	1,702,735	1,394,467	1,498,175
• Debentures	3,462	242,148	23,689	1,380,898	1,650,197	1,747,103	1,741,626
• Central Bank Notes	–	–	–	–	–	917	10,447
• Foreign government securities	142	97,188	23,290	62	120,682	115,613	161,171
• Privatization currencies	–	–	–	134,538	134,538	131,225	184,422
• PGBL /VGBL restricted bonds	283,420	2,212,852	4,883,987	8,795,425	16,175,684	11,420,280	10,176,583
• Others	141,957	114,542	47,997	626,551	931,047	919,664	540,884
Equity securities	1,443,391	–	–	–	1,443,391	1,387,324	1,631,354
• Stocks of listed companies (technical provision)	678,693	–	–	–	678,693	674,514	879,313
• Stocks of listed companies (other)	764,698	–	–	–	764,698	712,810	752,041
Subject to commitments	26,472	489,801	125,495	4,009,694	4,651,462	8,924,931	10,767,957
Repurchase agreement	20,892	53,471	–	977,302	1,051,665	1,971,232	4,807,769
• National Treasury Bill	–	13,439	–	–	13,439	248,428	3,469,507
• Brazilian foreign debt notes	20,776	–	–	618,890	639,666	1,336,891	1,011,937
• Certificates of Bank Deposit	–	–	–	348,158	348,158	332,905	291,304
• Financial Treasury Bill	–	40,032	–	–	40,032	43,270	35,021
• National Treasury Notes	–	–	–	8,925	8,925	8,886	–
• Debentures	116	–	–	1,329	1,445	852	–
Central Bank	–	–	–	2,506,172	2,506,172	4,501,438	4,512,563
• National Treasury Bill	–	–	–	5,566	5,566	3,942,520	4,033,947
• National Treasury Notes	–	–	–	2,500,606	2,500,606	258,349	419,567
• Financial Treasury Bill	–	–	–	–	–	261,360	19,870
• Central Bank Notes	–	–	–	–	–	39,209	39,179
Privatization currencies	1	–	–	98,141	98,142	94,367	82,487
Collateral provided	5,579	436,330	125,495	428,079	995,483	2,357,894	1,365,138
• National Treasury Bill	–	25,338	35,456	39,698	100,492	1,454,160	552,924
• Financial Treasury Bill	5,001	410,992	90,039	68,192	574,224	582,703	421,309
• National Treasury Notes	–	–	–	320,189	320,189	320,349	389,606
• Foreign government securities	578	–	–	–	578	682	682
• Central Bank notes	–	–	–	–	–	–	617
Derivative financial instruments	177,018	186,327	63,313	47,830	474,488	1,282,577	397,956
Securities purpose of unrestricted purchase & sale
commitments	–	–	–	–	–	7,088	–
• Financial Treasury Bill	–	–	–	–	–	7,088	–
Overall Total	4,214,636	10,119,261	10,853,609	39,263,302	64,450,808	64,247,500	62,421,658
%	6.5	15.7	16.8	61.0	100.0	100.0	100.0

(1)	Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investments in fund quotas were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification.

e) Income on securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments

	R$ thousand

	2005			2004

	4thQuarter	3rd Quarter	December 31 YTD	December 31 YTD

Fixed income securities	913,295	977,961	3,731,330	3,095,341
Interbank investments (Note 9b)	835,367	953,386	3,374,376	2,876,796
Allocation of exchange variation of foreign branches and subsidiaries	515,217	(574,131)	(1,521,258)	(1,054,295)
Variable income securities	(27,025)	(161)	(32,440)	3,337
Subtotal	2,236,854	1,357,055	5,552,008	4,921,179
Financial income on insurance, private pension plans and savings bonds	1,748,960	1,515,755	6,498,435	5,142,434
Income from derivative financial instruments (Note 34c V)	(55,559)	747,956	2,389,002	1,238,890
Total	3,930,255	3,620,766	14,439,445	11,302,503

11) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

	Remuneration	2005		2004

		December 31	September 30	December 31

Compulsory deposits – demand deposits	Not remunerated	5,276,412	4,580,885	5,051,726
Compulsory deposits – savings account deposits	Savings index	5,157,183	4,954,914	4,896,398
Additional compulsory deposits	Selic rate	6,011,271	5,893,945	5,748,030
Restricted deposits – SFH	Reference rate	396,089	264,228	335,320
Funds from rural loans	Reference rate	578	578	578
Total		16,841,533	15,694,550	16,032,052

b) Compulsory deposits – income on restricted deposits

	R$ thousand

	2005			2004

	4thQuarter	3rd Quarter	December 31 YTD	December 31 YTD

Restricted deposits – BACEN (compulsory deposits)	355,976	384,284	1,463,755	1,138,917
Restricted deposits – SFH	8,281	7,857	31,640	38,220
Total	364,257	392,141	1,495,395	1,177,137

12) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a)	By type and maturity;

b)	By type and risk level;

c)	Concentration of loan operations;

d)	By economic activity sector;

e)	Breakdown of loan operations and allowance for doubtful accounts;

f)	Movement of the allowance for doubtful accounts;

g)	Recovery and renegotiation; and

h)	Income on loan and leasing operations.

a) By type and maturity

	R$ thousand

	Normal course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2005				2004

							Total on December 31, (A)	% (5)	Total on September 30, (A)	% (5)	Total on December 31, (A)	% (5)

Discounted trade receivables and other loans	8,172,794	4,973,933	3,910,621	4,547,816	4,276,678	7,792,005	33,673,847	39.5	31,463,483	39.9	25,800,952	38.4
Financings	2,118,610	2,089,086	1,805,756	4,232,603	5,744,574	11,652,423	27,643,052	32.5	25,842,296	32.7	20,438,754	30.4
Rural and agribusiness loans	418,047	141,173	120,639	812,863	1,381,379	3,440,280	6,314,381	7.4	5,658,080	7.2	6,007,685	8.9
Subtotal	10,709,451	7,204,192	5,837,016	9,593,282	11,402,631	22,884,708	67,631,280	79.4	62,963,859	79.8	52,247,391	77.7
Leasing operations	145,300	132,711	111,737	318,480	540,033	1,179,176	2,427,437	2.9	2,145,298	2.7	1,595,449	2.4
Advances on foreign exchange contracts (1)	1,434,252	817,959	857,909	1,166,614	653,505	-	4,930,239	5.8	4,639,055	5.9	4,717,791	7.0
Subtotal	12,289,003	8,154,862	6,806,662	11,078,376	12,596,169	24,063,884	74,988,956	88.1	69,748,212	88.4	58,560,631	87.1
Other receivables (2)	197,333	32,526	14,404	70,131	52,346	163,459	530,199	0.6	495,208	0.6	524,463	0.8
Total loan operations (3)	12,486,336	8,187,388	6,821,066	11,148,507	12,648,515	24,227,343	75,519,155	88.7	70,243,420	89.0	59,085,094	87.9
Sureties and guarantees (4)	237,069	162,656	689,829	379,773	1,205,083	6,955,446	9,629,856	11.3	8,673,458	11.0	8,099,864	12.1
Overall total on december 31, 2005	12,723,405	8,350,044	7,510,895	11,528,280	13,853,598	31,182,789	85,149,011	100.0
Overall total on september 30, 2005	11,823,565	8,899,949	7,016,426	10,908,283	12,943,691	27,324,964			78,916,878	100.0
Overall total on december 31, 2004	10,176,729	7,714,869	5,732,136	9,760,931	9,669,431	24,130,862					67,184,958	100.0

	R$ thousand

	Abnormal course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2005				2004

						Total on December 31, (B)	% (5)	Total on September 30, (B)	% (5)	Total on December 31, (B)	% (5)

Discounted trade receivables and other loans	299,579	255,214	251,787	391,827	459,112	1,657,519	72.7	1,482,022	72.1	1,224,316	71.6
Financings	151,987	91,135	40,485	79,280	71,994	434,881	19.1	391,801	19.1	312,218	18.3
Rural and agribusiness loans	3,711	9,828	5,327	4,104	31,707	54,677	2.4	47,361	2.3	54,755	3.2
Subtotal	455,277	356,177	297,599	475,211	562,813	2,147,077	94.2	1,921,184	93.5	1,591,289	93.1
Leasing operations	4,508	2,951	1,022	2,089	2,554	13,124	0.6	11,441	0.6	19,628	1.1
Advances on foreign exchange contracts (1)	11,983	3,752	1,670	877	68,591	86,873	3.8	90,544	4.4	78,385	4.6
Subtotal	471,768	362,880	300,291	478,177	633,958	2,247,074	98.6	2,023,169	98.5	1,689,302	98.8
Other receivables (2)	11,298	1,369	238	237	17,764	30,906	1.4	31,208	1.5	20,641	1.2
Total loan operations (3)	483,066	364,249	300,529	478,414	651,722	2,277,980	100.0	2,054,377	100.0	1,709,943	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–
Overall total on December 31, 2005	483,066	364,249	300,529	478,414	651,722	2,277,980	100.0
Overall total on September 30, 2005	453,641	312,213	259,548	442,983	585,992			2,054,377	100.0
Overall total on December 31, 2004	310,951	254,391	214,461	422,016	508,124					1,709,943	100.0

	R$ thousand

	Abnormal course

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2005				2004

							Total on December 31, (C)	% (5)	Total on September 30, (C)	% (5)	Total on December 31, (C)	% (5)

Discounted trade receivables and other loans	137,957	117,166	114,805	222,490	261,630	297,164	1,151,212	34.6	1,042,516	35.4	765,450	38.4
Financings	145,151	143,348	127,642	348,062	508,223	792,003	2,064,429	61.9	1,821,370	61.8	1,155,278	58.0
Rural and agribusiness loans	671	73	215	4,708	6,268	21,427	33,362	1.0	27,309	0.9	19,915	1.0
Subtotal	283,779	260,587	242,662	575,260	776,121	1,110,594	3,249,003	97.5	2,891,195	98.1	1,940,643	97.4
Leasing operations	4,094	5,613	2,860	9,407	16,275	39,548	77,797	2.3	51,716	1.8	45,459	2.3
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	287,873	266,200	245,522	584,667	792,396	1,150,142	3,326,800	99.8	2,942,911	99.9	1,986,102	99.7
Other receivables (2)	3,892	155	336	609	674	793	6,459	0.2	3,548	0.1	6,798	0.3
Total loan operations (3)	291,765	266,355	245,858	585,276	793,070	1,150,935	3,333,259	100.0	2,946,459	100.0	1,992,900	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on December 31, 2005	291,765	266,355	245,858	585,276	793,070	1,150,935	3,333,259	100.0
Overall total on September 30, 2005	263,629	240,863	215,788	534,805	712,885	978,489			2,946,459	100.0
Overall total on December 30, 2004	175,996	170,348	137,077	337,391	450,172	721,916					1,992,900	100.0

	R$ thousand

	Abnormal course

	Overall total

	2005				2004

	Total on December 31, (A+B+C)	% (5)	Total on September 30, (A+B+C)	% (5)	Total on December 31, (A+B+C)	% (5)

Discounted trade receivables and other loans	36,482,578	40.2	33,988,021	40.5	27,790,718	39.2
Financings	30,142,362	33.2	28,055,467	33.5	21,906,250	30.9
Rural and agribusiness loans	6,402,420	7.1	5,732,750	6.8	6,082,355	8.6
Subtotal	73,027,360	80.5	67,776,238	80.8	55,779,323	78.7
Leasing operations	2,518,358	2.8	2,208,455	2.6	1,660,536	2.3
Advances on foreign exchange contracts (1)	5,017,112	5.5	4,729,599	5.6	4,796,176	6.8
Subtotal	80,562,830	88.8	74,714,292	89.0	62,236,035	87.8
Other receivables (2)	567,564	0.6	529,964	0.7	551,902	0.8
Total loan operations (3)	81,130,394	89.4	75,244,256	89.7	62,787,937	88.6
Sureties and guarantees (4)	9,629,856	10.6	8,673,458	10.3	8,099,864	11.4
Overall total on December 31, 2005	90,760,250	100.0
Overall total on September 30, 2005			83,917,714	100.0
Overall total on December 30, 2004					70,887,801	100.0

(1)	Advances on foreign exchange contracts are recorded as a reduction of the “Other liabilities” account;
(2)
“Other receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts;

(3)
Includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$ 1,743,064 thousand (September 30, 2005 – R$ 1,692,958 thousand and December 31, 2004 – R$ 1,347,839 thousand). Other receivables relating to credit cards in the amount of R$ 2,847,097 thousand (September 30, 2005 – R$ 2,205,293 thousand and December 31, 2004 – R$ 1,747,472 thousand) are presented in Note 13b;

(4)	Amounts recorded in memorandum account, which include R$ 2,619,981 thousand referred to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5)	Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loans Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2005				2004

										Total on		Total on		Total on
										December,	%	September,	%	December,	%
										31		30		31

Discounted trade receivables and other loans	7,393,600	18,296,074	2,214,890	5,129,871	819,662	372,959	324,927	245,280	1,685,315	36,482,578	45.0	33,988,021	45.2	27,790,718	44.3
Financings	4,008,794	16,655,675	2,688,287	5,687,812	341,084	130,566	140,815	84,030	405,299	30,142,362	37.1	28,055,467	37.3	21,906,250	34.9
Rural and agribusiness
loans	289,392	2,571,638	833,750	2,023,683	342,187	45,972	73,166	155,397	67,235	6,402,420	7.9	5,732,750	7.6	6,082,355	9.7
Subtotal	11,691,786	37,523,387	5,736,927	12,841,366	1,502,933	549,497	538,908	484,707	2,157,849	73,027,360	90.0	67,776,238	90.1	55,779,323	88.9
Leasing operations	137,432	633,301	444,323	1,189,757	37,745	7,737	22,076	4,560	41,427	2,518,358	3.1	2,208,455	2.9	1,660,536	2.6
Advances on foreign exchange contracts	3,157,499	837,404	559,869	375,999	16,394	444	-	156	69,347	5,017,112	6.2	4,729,599	6.3	4,796,176	7.6
Subtotal	14,986,717	38,994,092	6,741,119	14,407,122	1,557,072	557,678	560,984	489,423	2,268,623	80,562,830	99.3	74,714,292	99.3	62,236,035	99.1
Other receivables	89,717	232,361	73,982	122,086	20,967	171	172	92	28,016	567,564	0.7	529,964	0.7	551,902	0.9
Total loan operations on December 31, 2005	15,076,434	39,226,453	6,815,101	14,529,208	1,578,039	557,849	561,156	489,515	2,296,639	81,130,394	100.0
%	18.6	48.3	8.4	17.9	2.0	0.7	0.7	0.6	2.8	100.0
Total loan operations on September 30, 2005	14,429,051	35,941,965	6,210,492	13,485,510	1,496,249	474,471	570,530	547,196	2,088,792			75,244,256	100.0
%	19.2	47.8	8.2	17.9	2.0	0.6	0.8	0.7	2.8			100.0
Total loan operations on December 31, 2004	15,010,603	27,168,656	4,921,951	10,826,949	1,692,843	369,294	541,113	323,377	1,933,151					62,787,937	100.0
%	23.9	43.3	7.8	17.3	2.7	0.6	0.9	0.5	3.0					100.0

c) Concentration of loan operations

	R$ thousand

	2005				2004

	December 31%		September 30%		December 31%

Largest borrower	921,735	1.1	835,324	1.1	897,464	1.4
10 largest borrowers	5,762,250	7.1	5,787,557	7.7	5,592,753	8.9
20 largest borrowers	8,668,385	10.7	8,483,477	11.3	8,239,280	13.1
50 largest borrowers	13,904,433	17.1	13,169,902	17.5	13,055,322	20.8
100 largest borrowers	18,187,234	22.4	17,232,118	22.9	16,683,057	26.6

d) By economic activity sector

	R$ thousand

	2005				2004

	December 31%		September 30%		December 31%

Public Sector	890,944	1.1	795,090	1.1	536,975	0.9
Federal Government	421,545	0.5	321,265	0.5	317,919	0.5
Petrochemical	272,519	0.4	210,784	0.3	151,028	0.2
Production and distribution of electric power	82,789	0.1	103,850	0.2	166,891	0.3
Financial intermediary	66,237	–	6,631	–	–	–
State Government	466,014	0.6	470,312	0.6	218,256	0.4
Production and distribution of electric power	466,014	0.6	470,312	0.6	218,256	0.4
Municipal Government	3,385	–	3,513	–	800	–
Direct administration	3,385	–	3,513	–	800	–
Private sector	80,239,450	98.9	74,449,166	98.9	62,250,962	99.1
Manufacturing	20,395,785	25.1	18,849,108	25.1	18,549,438	29.5
Food and beverage	5,309,376	6.5	4,544,590	6.0	4,475,473	7.1
Steel, metallurgical and mechanical	2,937,134	3.6	2,533,947	3.4	2,988,418	4.8
Chemical	2,129,672	2.6	2,045,417	2.7	1,726,968	2.8
Light and heavy vehicles	2,077,310	2.6	2,553,507	3.4	2,111,803	3.4
Electric and electronic products	979,157	1.2	742,888	1.0	1,052,928	1.7
Textiles and clothing	940,772	1.2	920,040	1.2	788,839	1.3
Pulp and paper	915,768	1.1	940,723	1.3	801,871	1.3
Rubber and plastic articles	914,259	1.1	730,538	1.0	741,712	1.2
Extraction of metallic and non-metallic ores	834,392	1.0	651,117	0.9	406,770	0.6
Furniture and wood products	649,510	0.8	626,377	0.8	596,220	0.9
Publishing, printing and reproduction	525,202	0.7	507,532	0.7	556,739	0.9
Automotive parts and accessories	509,507	0.6	477,464	0.6	367,630	0.6
Leather articles	399,003	0.5	325,554	0.4	335,970	0.5
Non-metallic materials	398,589	0.5	364,910	0.5	310,724	0.5
Oil refining and production of alcohol	308,967	0.4	322,842	0.4	567,356	0.9
Other industries	567,167	0.7	561,662	0.8	720,017	1.0
Commerce	12,077,594	14.9	11,324,244	15.0	9,825,515	15.6
Products in specialty stores	3,285,581	4.1	2,964,146	3.9	2,767,229	4.4
Food products, beverage and tobacco	1,469,437	1.8	1,243,715	1.7	1,134,350	1.8
Grooming articles	884,709	1.1	881,361	1.2	742,318	1.2
Wholesale of goods in general	854,953	1.1	740,899	1.0	816,558	1.3
Clothing and footwear	807,949	1.0	688,448	0.9	463,055	0.7
Self-propelled vehicles	799,782	1.0	763,664	1.0	676,300	1.1
Residues and scrap	837,332	1.0	839,774	1.1	550,521	0.9
Non-specialized retailer	744,886	0.9	853,842	1.1	842,339	1.3
Repair, auto parts and accessories for
self-propelled vehicles	606,536	0.8	600,051	0.8	480,976	0.8
Fuel	589,511	0.7	548,742	0.7	436,748	0.7
Agricultural and farming products	517,376	0.6	505,716	0.7	396,583	0.6
Trade intermediary	442,580	0.5	448,487	0.6	367,064	0.6
Other commerce	236,962	0.3	245,399	0.3	151,474	0.2

	R$ thousand

	2005				2004

	December 31%		September 30%		December 31%

Financial intermediaries	259,567	0.3	235,744	0.3	344,072	0.5
Services	13,192,722	16.3	12,363,122	16.4	11,232,339	17.9
Transport and storage	3,542,009	4.4	3,309,180	4.4	2,845,931	4.5
Real estate activities, rentals and corporate
services	2,001,984	2.5	1,878,036	2.5	1,789,709	2.9
Civil construction	1,721,691	2.1	1,641,535	2.2	1,356,533	2.2
Telecommunications	1,503,751	1.9	1,441,912	1.9	1,486,957	2.4
Production and distribution of electric
power, gas and water	1,196,202	1.5	937,146	1.2	935,995	1.5
Social services, education, health, defense
and social security	932,950	1.1	799,051	1.1	717,870	1.1
Clubs, leisure, cultural and sports activities	509,485	0.6	510,577	0.7	412,571	0.7
Holding companies, legal, accounting and
business advisory services	378,154	0.5	464,408	0.6	331,831	0.5
Hotel and catering	327,796	0.4	291,441	0.4	241,793	0.4
Other services	1,078,700	1.3	1,089,836	1.4	1,113,149	1.7
Agribusiness, fishing, forestry
development and management	1,092,775	1.4	1,088,037	1.4	1,109,025	1.8
Individuals	33,221,007	40.9	30,588,911	40.7	21,190,573	33.8
Total	81,130,394	100.0	75,244,256	100.0	62,787,937	100.0

e) Breakdown of loan operations and allowance for doubtful accounts

Risk level	R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2005		2004

	Past due	Falling due	Total abnormal course				% December 31, YTD	% September 30, YTD	% December 31, YTD

AA	–	–	–	15,076,434	15,076,434	18.6	18.6	19.2	23.9
A	–	–	–	39,226,453	39,226,453	48.3	66.9	67.0	67.2
B	139,604	917,388	1,056,992	5,758,109	6,815,101	8.4	75.3	75.2	75.0
C	289,867	961,734	1,251,601	13,277,607	14,529,208	17.9	93.2	93.1	92.3
Subtotal	429,471	1,879,122	2,308,593	73,338,603	75,647,196	93.2
D	216,288	372,626	588,914	989,125	1,578,039	2.0	95.2	95.1	95.0
E	192,946	212,537	405,483	152,366	557,849	0.7	95.9	95.7	95.6
F	160,696	165,035	325,731	235,425	561,156	0.7	96.6	96.5	96.5
G	158,504	129,659	288,163	201,352	489,515	0.6	97.2	97.2	97.0
H	1,120,075	574,280	1,694,355	602,284	2,296,639	2.8	100.0	100.0	100.0
Subtotal	1,848,509	1,454,137	3,302,646	2,180,552	5,483,198	6.8
Total on December 31, 2005	2,277,980	3,333,259	5,611,239	75,519,155	81,130,394	100.0
%	2.8	4.1	6.9	93.1	100.0
Total on September 30, 2005	2,054,377	2,946,459	5,000,836	70,243,420	75,244,256			100.0
%	2.7	3.9	6.6	93.4	100.0
Total on December 31, 2004	1,709,943	1,992,900	3,702,843	59,085,094	62,787,937				100.0
%	2.7	3.2	5.9	94.1	100.0

Risk level	R$ thousand

	Provision

	Minimum requirement								2005		2004

	% Minimum required provision	Specific							% on December 31, (1)	% on September 30, (1)	% on December 31, (1)

				Total specific	Generic	Total	Additional	Existing
		Past due	Falling due

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	196,101	196,101	706	196,807	0.5	0.5	0.5
B	1.0	1,396	9,174	10,570	57,578	68,148	21,129	89,277	1.3	1.3	1.3
C	3.0	8,696	28,852	37,548	398,327	435,875	428,292	864,167	6.0	6.5	6.9
Subtotal		10,092	38,026	48,118	652,006	700,124	450,127	1,150,251	1.5	1.6	1.6
D	10.0	21,629	37,263	58,892	98,912	157,804	249,293	407,097	25.8	23.5	26.8
E	30.0	57,884	63,761	121,645	45,710	167,355	105,127	272,482	48.8	45.5	45.2
F	50.0	80,348	82,517	162,865	117,712	280,577	95,938	376,515	67.1	64.9	64.3
G	70.0	110,953	90,761	201,714	140,946	342,660	113,005	455,665	93.1	88.4	90.5
H	100.0	1,120,075	574,280	1,694,355	602,284	2,296,639	–	2,296,639	100.0	100.0	100.0
Subtotal		1,390,889	848,582	2,239,471	1,005,564	3,245,035	563,363	3,808,398	69.5	67.8	65.7
Total on
December 31,
2005		1,400,981	886,608	2,287,589	1,657,570	3,945,159	1,013,490	4,958,649	6.1
%		28.3	17.9	46.2	33.4	79.6	20.4	100.0
Total on
September 30,
2005		1,261,178	792,236	2,053,414	1,641,987	3,695,401	951,712	4,647,113		6.2
%		27.1	17.1	44.2	35.3	79.5	20.5	100.0
Total on
December 31,
004		1,151,278	634,196	1,785,474	1,434,610	3,220,084	925,473	4,145,557			6.6
%		27.8	15.3	43.1	34.6	77.7	22.3	100.0

(1) Ratio between existing provision and portfolio by risk level.

f) Movement of allowance for doubtful accounts

	R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Opening Balance	4,647,113	4,450,436	4,145,557	4,059,300
– Specific provision (1)	2,053,414	1,891,084	1,785,474	1,816,523
– Generic provision (2)	1,641,987	1,613,482	1,434,610	1,383,691
– Additional provision (3)	951,712	945,870	925,473	859,086
Amount recorded	770,560	539,900	2,507,206	2,041,649
Amount written-off	(459,024)	(343,223)	(1,694,114)	(2,032,348)
Balance derived from acquired institutions (4)	–	–	–	76,956
Closing balance	4,958,649	4,647,113	4,958,649	4,145,557
– Specific provision (1)	2,287,589	2,053,414	2,287,589	1,785,474
– Generic provision (2)	1,657,570	1,641,987	1,657,570	1,434,610
– Additional provision (3)	1,013,490	951,712	1,013,490	925,473

(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3)
The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of required provision established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 12e); and

(4)	Comprises Banco BEM S.A. and Banco Zogbi S.A.

g) Recovery and renegotiation

Expense for allowance for doubtful accounts, net of recoveries of written-off credits

	R$ thousand

	2005			2004

	4thQuarter	3rdQuarter	December 31 YTD	December 31 YTD

Amount recorded	770,560	539,900	2,507,206	2,041,649
Amount recovered (1)	(192,744)	(173,819)	(681,956)	(611,792)
Expense net of recoveries	577,816	366,081	1,825,250	1,429,857

(1) Classified in income on loan operations (Note 12h).

Movement of renegotiated credits

	R$ thousand

	2005			2004

	4thQuarter	3rdQuarter	December 31 YTD	December 31 YTD

Opening balance	1,869,288	1,716,196	1,714,589	2,119,704
– Amount renegotiated	450,346	516,829	1,745,665	1,449,658
– Amount received	(220,293)	(278,331)	(1,033,643)	(1,204,878)
– Amount written-off	(79,000)	(85,406)	(406,270)	(649,895)
Closing balance	2,020,341	1,869,288	2,020,341	1,714,589
Allowance for doubtful accounts	1,255,248	1,148,161	1,255,248	1,063,930
Percentage on portfolio	62.1%	61.4%	62.1%	62.1%

h) Income on loan and leasing operations

	R$ thousand

	2005			2004

	4thQuarter	3rdQuarter	December 31 YTD	December 31 YTD

Discounted trade receivables and other loans	2,933,865	2,602,586	9,914,845	7,453,451
Financings	1,767,817	1,580,909	5,998,765	4,286,039
Rural and agribusiness loans	167,320	107,070	563,298	649,659
Subtotal	4,869,002	4,290,565	16,476,908	12,389,149
Recovery of credits written-off as loss	192,744	173,819	681,956	611,792
Allocation of exchange variation of foreign branches and subsidiaries	158,580	(168,354)	(454,546)	(269,506)
Subtotal	5,220,326	4,296,030	16,704,318	12,731,435
Leasing, net of expenses	127,208	132,156	435,694	283,358
Total	5,347,534	4,428,186	17,140,012	13,014,793

13) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2005		2004

	December 31	September 30	December 31

Assets – other receivables
Exchange purchases pending settlement	5,917,638	5,835,072	5,726,545
Foreign exchange acceptances and term documents in foreign currencies	25,504	8,037	10,416
Exchange sale receivables	1,355,144	2,527,150	1,733,321
(-) Advances in local currency received	(417,904)	(279,521)	(177,796)
Income receivable on advances granted	56,762	49,689	44,320
Total	6,937,144	8,140,427	7,336,806
Liabilities – Other liabilities
Exchange sales pending settlement	1,360,794	2,516,730	1,724,231
Exchange purchase payables	5,849,124	6,237,754	6,059,289
(-) Advances on foreign exchange contracts	(5,017,112)	(4,729,599)	(4,796,176)
Others	14,146	17,265	24,077
Total	2,206,952	4,042,150	3,011,421
Net foreign exchange portfolio	4,730,192	4,098,277	4,325,385
Memorandum accounts
Imports loans	137,369	163,487	130,135

Exchange Results

Breakdown of foreign exchange transactions adjusted to improve the presentation of results

	R$ thousand

	2005			2004

	4thQuarter	3rdQuarter	December 31 YTD	December 31 YTD

Foreign exchange result	296,868	89,974	617,678	691,302
Adjustments:
– Income on foreign currency financing (1)	50,728	12,514	83,952	74,308
– Income on export financing (1)	16,577	3,287	22,018	13,710
– Income on foreign investments (2)	45,447	37,473	108,273	49,213
– Expenses from foreign securities (3)	–	–	(4,546)	(9,594)
– Expenses from payables to foreign bankers (4) (Note 19c)	(411,316)	(73,931)	(575,155)	(541,410)
– Others	75,443	(10,560)	(8,373)	(55,680)
Total adjustments	(223,121)	(31,217)	(373,831)	(469,453)
Adjusted foreign exchange result	73,747	58,757	243,847	221,849

(1)	Classified in the “Income on loan operations” account;
(2)	Demonstrated in the “Income on securities transactions” account;
(3)	Presented in the “Expenses from funds obtained in the open market” account; and
(4)	Funds for financing advances on foreign exchange contracts and import financing, classified in the “Expenses for borrowings and onlendings” account.

b) Sundry

	R$ thousand

	2005		2004

	December 31	September 30	December 31

Deferred tax credits (Note 36c)	5,210,628	6,318,730	6,092,356
Credit card operations	2,847,097	2,205,293	1,747,472
Borrowers by escrow	2,324,566	2,229,979	2,179,856
Prepaid taxes	865,604	583,838	959,580
Receivable securities and credits	506,414	408,029	363,395
Payments to be reimbursed	423,907	459,332	565,790
Sundry borrowers	362,030	396,038	630,762
Borrowers due to purchase of assets	310,255	279,327	300,565
Others	91,186	136,690	97,632
Total	12,941,687	13,017,256	12,937,408

14) Other Assets

a) Non-operating assets/Others

	R$ thousand

	Cost	Provision for losses	Residual value

			2005		2004

			December 31	September 30	December 31

Real estate	173,798	(69,361)	104,437	135,236	145,349
Goods subject to special conditions	81,865	(81,865)	–	–	–
Vehicles and similar	76,670	(24,040)	52,630	51,849	75,758
Inventories/storehouse	20,518	–	20,518	22,126	17,719
Machinery and equipment	8,054	(5,659)	2,395	2,017	2,997
Others	6,783	(16)	6,767	7,271	5,117
Total on December 31, 2005	367,688	(180,941)	186,747
Total on September 30, 2005	428,191	(209,692)		218,499
Total on December 31, 2004	477,274	(230,334)			246,940

b) Prepaid expenses

	R$ thousand

	2005		2004

	December 31	September 30	December 31

Commission in the placement of financing	622,274	529,426	323,531
Insurance selling expenses	277,760	274,712	253,532
Exclusive partnership agreement in the rendering of banking services	247,243	244,971	224,064
Insurance expense on fundings abroad	96,298	97,552	118,380
Advertising expenses	38,455	58,224	14,016
Others	95,171	88,293	103,957
Total	1,377,201	1,293,178	1,037,480

15) Investments

a) Movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements

Investments in foreign branches and subsidiaries			R$ thousand

	Balance on 12.31.2004	Movement in the year (1)	Balance on 12.31.2005	Balance on 9.30.2005

Banco Bradesco S.A. Grand Cayman Branch	2,166,518	3,676,301	5,842,819	4,243,935
Banco Bradesco S.A. New York Branch	379,650	(31,189)	348,461	326,284
Banco Bradesco Luxembourg S.A.	347,805	(29,029)	318,776	298,414
Bradport SGPS, Sociedade Unipessoal, Lda.	374,110	(79,255)	294,855	284,487
Cidade Capital Markets Limited	82,463	(7,202)	75,261	70,764
Bradesco Securities, Inc.	59,349	(6,602)	52,747	50,501
Banco Bradesco Argentina S.A.	44,350	(5,404)	38,946	37,433
Banco Boavista S.A. (Boavista Banking Limited and branches: Nassau and Grand
Cayman Branch) (2) (3)	235,904	(216,131)	19,773	18,720
Bradesco Argentina de Seguros S.A.	11,335	3,356	14,691	11,823
Bradesco International Health Service, Inc.	270	(39)	231	219
Banco BCN Grand Cayman Branch (4)	378,061	(378,061)	–	–
Banco Mercantil de São Paulo Grand Cayman Branch (4)	464,902	(464,902)	–	–
Total	4,544,717	2,461,843	7,006,560	5,342,580

(1)
Represented by exchange loss variation in the amount of R$ 688,689 thousand, equity accounting in the amount of R$ 630,320 thousand, mark-to-market adjustment on securities available for sale in the amount of R$ 49,995 thousand and capital increase in March and November 2005 at Banco Bradesco S.A. Grand Cayman Branch, in the amount of R$ 1,350,534 thousand and R$ 1,119,683 thousand, respectively.

(2)	Boavista Banking Limited closed activities on March 15, 2005, and operations were transferred to Banco Boavista Interatlântico S.A. – Grand Cayman Branch;
(3)	Banco Boavista Interatlântico S.A. – Grand Cayman Branch closed activities in September 2005, and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch; and
(4)	The branch closed activities in February 2005, and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	R$ thousand

	2005		2004

	December 31	September 30	December 31

• IRB-Brasil Resseguros S.A.	345,387	342,358	337,591
• American BankNote Ltda.	38,158	35,587	31,062
• NovaMarlim Participações S.A.	20,424	24,212	24,806
• Marlim Participações S.A.	14,550	19,004	21,676
• BES Investimento do Brasil S.A. – Banco de Investimento	19,235	18,508	16,618
• CP Cimento e Participações S.A. (1)	–	–	62,065
• Others	1,065	1,044	2,236
Total in affiliated companies	438,819	440,713	496,054
– Tax incentives	325,160	334,442	366,035
– Banco Espírito Santo S.A.	282,703	272,769	363,825
– Other Investments	287,973	330,707	241,451
– Provision for:
Tax incentives	(283,809)	(275,151)	(300,234)
Other investments	(65,876)	(65,440)	(65,957)
Overall total consolidated investments	984,970	1,038,040	1,101,174

(1)	Investment sold in April, 2005.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded in the period ended on December 31, 2005 to R$ 76,150 thousand (December 31, 2004 – R$ 163,357 thousand), 4Q05 – R$ 7,281 thousand (3Q05 – R$ 64,227 thousand).

Companies	R$ thousand

	Capital Stock	Adjusted Stockholders’ equity	No. of stocks/quotas held (thousands)			Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (4)

			Common	Preferred	Quotas				2005		2004

								4th Qtr.	3rd Qtr.	Dec 31 YTD	Dec 31 YTD

IRB-Brasil Resseguros S.A. (1)	750,000	1,625,836	–	212	–	21.24%	288,081	3,029	54,448	61,194	101,637
American BankNote Ltda. (1)	130,000	169,592	–	–	29,250	22.50%	46,834	3,047	6,997	10,538	17,438
NovaMarlim Participações S.A. (1)	112,613	118,940	22,100	–	–	17.17%	10,238	69	1,356	1,758	7,491
Marlim Participações S.A. (1)	104,829	122,929	10,999	21,998	–	11.84%	9,243	47	927	1,094	24,949
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	46,468	96,175	15,985	–	–	19.99%	20,085	1,327	696	4,017	378
CP Cimento e Participações S.A. (3)	–	–	–	–	–	–	–	–	–	(391)	1,820
UGB Participações S.A. (2)	–	–	–	–	–	–	–	–	–	(1,401)	(18,099)
Other companies								(238)	(197)	(659)	27,743
Total of non-consolidated								7,281	64,227	76,150	163,357

(1)	Data related to November 31, 2005;
(2)	Investment sold in February 2005;
(3)	Investment sold in April 2005; and
(4)
Adjustment resulting from evaluation: considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, when applicable.

16) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost plus restatements. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

				R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2005		2004

				December	September	December
				31	30	31

Real estate in use:
– Buildings	4%	714,765	(362,470)	352,295	354,108	381,552
– Land	–	401,222	–	401,222	470,080	502,262
Facilities, furniture and equipment in use	10%	1,845,672	(1,038,498)	807,174	790,489	884,159
Security and communications systems	10%	127,332	(78,657)	48,675	48,242	51,348
Data processing systems	20 to 50%	1,648,868	(1,282,907)	365,961	369,651	401,622
Transport systems	20%	20,178	(12,758)	7,420	7,851	9,415
Construction in progress	–	2,824	–	2,824	2,856	40,139
Subtotal	–	4,760,861	(2,775,290)	1,985,571	2,043,277	2,270,497
Leased Assets	–	23,161	(13,838)	9,323	10,760	18,951
Total on December 31, 2005		4,784,022	(2,789,128)	1,994,894	–	–
Total on September 30, 2005		4,882,266	(2,828,229)	–	2,054,037	–
Total on December 31, 2004		5,020,267	(2,730,819)	–	–	2,289,448

Property, plant and equipment in use of the Bradesco Organization present an unrecorded increment of R$1,006,570 thousand (September 30, 2005 – R$ 909,418 thousand and December 31, 2004 – R$ 740,054 thousand) based on appraisal reports prepared by independent experts in 2005, 2004 and 2003.

The fixed assets to stockholders’ equity ratio, in relation to consolidated reference stockholders’ equity, reached 16.72% (September 30, 2005 – 18.37% and December 31, 2004 – 23.31%), on the consolidated basis and 45.33% (September 30, 2005 – 42.76% and December 31, 2004 – 37.98%) on the consolidated financial basis, within the maximum 50% limit.

17) Deferred Charges

a) Goodwill

	R$ thousand

	2005		2004

	December 31	September 30	December 31

Banco Zogbi S.A.	174,079	188,193	230,536
Banco BCN S.A.	152,723	182,529	264,495
Banco Alvorada S.A.	147,987	152,976	167,941
Morada Serviços Financeiros Ltda. (1)	66,715	70,639	–
Banco Mercantil de São Paulo S.A.	88,255	69,339	95,341
Banco Cidade S.A.	55,200	64,941	94,165
Promovel Empreendimentos e Serviços Ltda.	41,216	44,558	54,584
Bradesco Leasing S.A. Arrendamento Mercantil	32,113	33,914	39,314
Banco Boavista Interatlântico S.A.	19,696	24,619	39,391
Cia. Leader de Investimento (2)	19,424	19,931	–
Others	50,076	51,884	40,425
Total goodwill	847,484	903,523	1,026,192

(1)	Company acquired in April 2005; and
(2)	Company acquired in August 2005.

In the period ended on December 31, 2005, goodwill was amortized at the amount of R$ 452,863 thousand (December 31, 2004 – R$ 713,372 thousand, of which R$ 369,574 thousand referring to extraordinary amortization) and in 4Q05 – R$ 182,536 thousand (3Q05 – R$ 86,223 thousand).

I) The unamortized goodwill has the following flow of amortization:

				R$ thousand
	2005				2004

	December	%	September	%	December	%
	31	Accumulated	30	Accumulated	31	Accumulated

2005	–	–	92,596	10.2	321,385	31.3
2006	354,317	41.8	350,646	49.1	315,919	62.1
2007	213,139	66.9	193,669	70.5	173,435	79.0
2008	125,580	81.7	117,932	83.5	101,151	88.9
2009	59,665	88.8	53,926	89.5	34,917	92.3
2010	32,429	92.6	32,400	93.1	26,321	94.8
2011	25,039	95.6	25,039	95.9	23,012	97.1
2012	23,765	98.4	23,765	98.5	21,735	99.2
2013	10,341	99.6	10,341	99.6	8,317	100.0
2014	2,027	99.8	2,027	99.9	–	–
2015	1,182	100.0	1,182	100.0	–	–
Total goodwill	847,484		903,523		1,026,192

b) Other deferred charges

			R$ thousand

	Cost	Amortization	Residual value

			2005		2004

			December	September	December
			31	30	31

Systems development	1,281,280	(755,369)	525,911	529,305	464,221
Other deferred expenditures	34,601	(29,995)	4,606	5,409	6,935
Total on December 31, 2005	1,315,881	(785,364)	530,517	–	–
Total on September 30, 2005	1,267,542	(732,828)	–	534,714	–
Total on December 31, 2004	1,170,866	(699,710)	–	–	471,156

18) Deposits, Funds Obtained in the Open Market and Funds from Issuance of Securities

a) Deposits

									R$ thousand
	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	December	September	December
	days	60 days	90 days	180 days	360 days	3 years	3 years	31	30	31

• Demand deposits (1)	15,955,512	–	–	–	–	–	–	15,955,512	14,773,886	15,297,825
• Savings deposits (1)	26,201,463	–	–	–	–	–	–	26,201,463	24,791,357	24,782,646
• Interbank deposits	87,131	41,005	–	2,012	15,542	–	–	145,690	88,791	19,499
• Time deposits	4,740,436	1,114,148	1,998,968	2,250,160	1,894,101	19,536,926	1,301,917	32,836,656	31,262,357	28,459,122
• Other deposits (2)	266,321	–	–	–	–	–	–	266,321	179,106	84,235
Total on December 31, 2005	47,250,863	1,155,153	1,998,968	2,252,172	1,909,643	19,536,926	1,301,917	75,405,642
%	62.7	1.5	2.7	3.0	2.5	25.9	1.7	100.0
Total on September 30, 2005	43,802,039	1,097,880	1,038,013	1,916,062	3,290,527	18,707,834	1,243,142		71,095,497
%	61.6	1.5	1.5	2.7	4.6	26.3	1.8		100.0
Total on December 31, 2004	42,920,956	2,736,527	879,104	2,832,503	3,751,518	15,049,202	473,517			68,643,327
%	62.5	4.0	1.3	4.1	5.5	21.9	0.7			100.0

(1)	Classified as up to 30 days without considering average historical turnover; and
(2)	Deposits for investments.

b) Funds obtained in the open market

						R$ thousand
	2005						2004

	Up to 30	From 31 to	From181 to	More than	December	September	December
	days	180 days	360 days	1 year	31	30	31

Own portfolio	903,020	457,750	1,399,844	9,930,338	12,690,952	8,712,255	8,248,122
• Government bonds	–	62,391	–	–	62,391	299,891	3,496,460
• Private securities	–	–	–	346,763	346,763	332,400	291,300
• Own issuance	335,706	395,359	1,399,844	9,571,894	11,702,803	6,923,407	3,535,190
• Foreign	567,314	–	–	11,681	578,995	1,156,557	925,172
Third party portfolio (1)	11,944,895	3,037	–	–	11,947,932	15,818,740	14,430,876
Unrestricted notes portfolio (1)	–	–	–	–	–	7,088	207,405
Total on December 31, 2005 (2)	12,847,915	460,787	1,399,844	9,930,338	24,638,884
%	52.1	1.9	5.7	40.3	100.0
Total on September 30, 2005	17,216,409	1,848,889	414,661	5,058,124		24,538,083
%	70.2	7.5	1.7	20.6		100.0
Total on December 31, 2004	20,457,806	368,952	50,222	2,009,423			22,886,403
%	89.4	1.6	0.2	8.8			100.0

(1)	Represented by government bonds; and
(2)
This includes R$ 5,881,574 thousand (September 30, 2005 – R$ 8,237,575 thousand and December 31, 2004 – R$ 10,233,550 thousand) of funds invested in purchase and sale commitments with Banco Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Note 10a).

c) Funds from issuance of securities

								R$ thousand
	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to 3	More than 3	December	September	December
	days	60 days	90 days	180 days	360 days	years	years	31	30	31

Securities – Local
• Mortgage notes	85,306	100,311	200,057	461,376	173	285	–	847,508	829,377	681,122
• Debentures (1)	–	–	–	72,799	–	–	2,552,100	2,624,899	2,758,285	–
Subtotal	85,306	100,311	200,057	534,175	173	285	2,552,100	3,472,407	3,587,662	681,122
Securities – Foreign (2)
• Commercial paper	1,184	–	–	–	–	–	–	1,184	2,047	798,974
• Eurobonds	10,802	–	–	–	204,791	225,241	–	440,834	413,100	732,303
• Euronotes	753	–	–	–	–	–	–	753	2,085	158,139
• MTN Program Issues	15,414	–	–	–	–	840,925	144,026	1,000,365	893,988	533,899
• Promissory notes	941	–	58,519	–	–	–	–	59,460	55,708	81,077
• Euro CD issued	–	–	–	–	–	–	–	–	–	26,544
• Securitization of future flow of
money orders received from abroad (3)	4,696	20,209	–	20,550	51,510	258,331	301,966	657,262	641,682	1,319,094
• Securitization of future flow of
credit card bill receivables from foreign
cardholders (3)	1,531	–	23,507	23,841	48,702	414,788	59,252	571,621	564,743	726,340
Subtotal	35,321	20,209	82,026	44,391	305,003	1,739,285	505,244	2,731,479	2,573,353	4,376,370
Total on December 31, 2005	120,627	120,520	282,083	578,566	305,176	1,739,570	3,057,344	6,203,886
%	1.9	1.9	4.6	9.3	4.9	28.1	49.3	100.0
Total on September 30, 2005	318,030	326,685	78,118	428,310	310,375	1,517,978	3,181,519		6,161,015
%	5.2	5.3	1.3	7.0	5.0	24.6	51.6		100.0
Total on December 31, 2004	475,063	107,679	101,787	1,093,001	235,176	2,003,918	1,040,868			5,057,492
%	9.4	2.1	2.0	21.6	4.7	39.6	20.6			100.0

(1)
This refers to installment of two issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on February 1, 2025 and has a 100% of CDI remuneration, and the other matures on May 1, 2011 and has a 102% of CDI remuneration.

(2)	These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution 2770 for:
	(i)	onlending to local customers, maturing until 2009, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and
(ii)
foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis; and

(3)
Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named Brazilian Merchant Voucher Receivables Limited and International Diversified Payment Rights Company, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

	(i)	current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and
	(ii)	current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

					R$ thousands

	Issuance	Transaction amount	Maturity	Remuneration %	Total

					2005		2004

					December	September	December
					31	30	31

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	421,943	418,276	534,961
flow of money orders	8.20.2003	599,000	8.20.2010	0.68 + libor	–	–	517,277
received from abroad	7.28.2004	305,400	8.20.2012	4.685	235,319	223,406	266,856
Total		1,499,662			657.262	641,682	1,319,094
Securitization of future
flow of credit card bill
receivables from foreign
cardholders abroad	7.10.2003	800,818	6.15.2011	5.684	571,621	564,743	726,340
Total		800,818			571,621	564,743	726,340

d) Expenses with funding and price-level restatement and interest on Technical Provisions for insurance, private pension plans and savings bonds

		R$ thousands

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Savings deposits	505,825	538,058	2,027,943	1,653,614
Time deposits	1,275,061	1,416,526	5,377,212	3,676,482
Funds obtained in the open market	1,089,606	1,092,677	3,975,999	3,152,000
Funds from issuance of securities	426,445	206,235	767,815	626,191
Allocation of exchange variation of foreign branches and subsidiaries	344,408	(424,621)	(1,135,847)	(855,524)
Other funding expenses	72,189	68,596	272,202	233,240
Subtotal	3,713,534	2,897,471	11,285,324	8,486,003
Expenses for price-level restatement of technical provisions for insurance,
private pension plans and savings bonds	1,050,944	872,695	3,764,530	3,215,677
Total	4,764,478	3,770,166	15,049,854	11,701,680

19) Borrowings and onlendings

a) Borrowings

									R$ thousand

	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	December	September	December
	days	60 days	90 days	180 days	360 days	3 years	3 years	31	30	31

Local:
• Official institutions	27	53	27	53	159	636	133	1,088	1,162	1,376
• Other institutions	9	–	–	–	–	9	–	18	13,040	11,756
Foreign	998,439	846,918	1,082,253	2,185,396	1,447,548	573,667	–	7,134,221	6,455,911	7,548,263
Total on December 31, 2005	998,475	846,971	1,082,280	2,185,449	1,447,707	574,312	133	7,135,327
%	14.0	11.9	15.2	30.6	20.3	8.0	–	100.0
Total on September 30, 2005	858,286	387,789	439,962	2,128,413	2,176,226	479,125	312		6,470,113
%	13.3	6.0	6.7	32.9	33.6	7.4	0.1		100.0
Total on December 31, 2004	1,480,710	854,546	915,141	2,278,677	1,344,236	660,002	28,083			7,561,395
%	19.6	11.3	12.1	30.1	17.8	8.7	0.4			100.0

b) Onlendings

									R$ Thousand

	2005									2004

	Up to 30	From 31 to	From 61 to	From 91 to	From 181 to	From 1 to	More than	December	September	December
	days	60 days	90 days	180 days	360 days	3 years	3 years	31	30	31

Local:
• National Treasury	–	52,318	–	–	–	–	–	52,318	50,824	72,165
• BNDES	141,792	54,073	90,067	456,393	627,622	2,105,291	762,735	4,237,973	3,823,744	3,672,007
• CEF	1,665	807	635	1,732	3,788	13,731	37,230	59,588	50,472	395,820
• FINAME	354,624	127,568	142,431	520,764	836,007	2,340,167	753,671	5,075,232	4,838,940	4,211,762
• Other institutions	–	–	157	157	167	1,144	835	2,460	2,868	3,644
Foreign:
• Subject to onlendings to
housing loan borrowers	183	–	–	–	–	–	–	183	4,380	42,579
Total on December 31, 2005	498,264	234,766	233,290	979,046	1,467,584	4,460,333	1,554,471	9,427,754
%	5.3	2.5	2.5	10.4	15.6	47.3	16.4	100.0
Total on September 30, 2005	261,508	346,840	236,292	850,487	1,664,099	3,837,669	1,574,333		8,771,228
%	3.0	4.0	2.7	9.7	19.0	43.7	17.9		100.0
Total on December 31, 2004	337,446	155,683	180,855	772,833	1,246,494	4,002,843	1,701,823			8,397,977
%	4.0	1.9	2.1	9.2	14.8	47.7	20.3			100.0

c) Expenses from borrowings and onlendings

			R$ Thousand

	2005			2004

	4th Quarter	3rd Quarter	Dec 31 YTD	Dec 31 YTD

Borrowings:
• Local	254	560	1,709	2,931
• Foreign	34,939	26,925	107,843	70,523
Subtotal borrowings	35,193	27,485	109,552	73,454

Local onlendings:
• National Treasury	1,009	362	3,817	2,867
• BNDES	118,374	82,674	341,540	390,028
• CEF	1,349	1,049	5,578	2,015
• FINAME	140,772	125,139	492,688	388,828
• Other institutions	44	73	281	449
Foreign onlendings:
• Payables to foreign bankers (Note 13a)	411,316	73,931	575,155	541,410
• Other expenses with foreign onlendings	3,551	(2,175)	(3,341)	6,338
Subtotal onlendings	676,415	281,053	1,415,718	1,331,935
Allocation of exchange variation of foreign branches and subsidiaries	33,003	(45,628)	(164,623)	(152,214)
Total	744,611	262,910	1,360,647	1,253,175

20) Contingent Liabilities

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors, the types of lawsuit, similarity with previous lawsuits, complexity and jurisprudence and prior court sentences, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover possible losses generated by the corresponding legal proceedings.

Labor claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 are no longer significant.

The amount for labor contingencies is provisioned based on the average amount of the indemnities paid.

Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 60% of new lawsuits were brought at the small claims court, i.e., for amounts of less than the maximum limit of 40 minimum wages. Moreover, approximately 50% of these lawsuits are judged unfounded and the average cost of each indemnity is nearly 5% of the total amount claimed.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could jeopardize the Bank’s financial results.

Tax proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

Provisions established, divided by nature are as follows:

		R$ thousand

	2005		2004

	December	September	December
	31	30	31

Labor claims	749,007	752,521	833,190
Civil proceedings	539,870	466,980	490,065
Subtotal (1)	1,288,877	1,219,501	1,323,255
Tax proceedings (2)	3,574,279	3,264,355	3,029,251
Total	4,863,156	4,483,856	4,352,506

(1)	Note 22; and
(2)	Classified under the item “Other liabilities – tax and social security”.

21) Subordinated Debt

Instrument					R$ thousand

	Issuance	Amount of	Maturity	Remuneration	2005		2004

		the			December	September	December
		operation			31	30	31

In the country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate DI – CETIP	1,031,458	988,819	866,781
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	79,868	76,420	66,610
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	358,691	343,500	300,116
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	908,474	868,993	756,757
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	59,648	57,146	49,995
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	115,389	110,572	96,798
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	117,589	112,681	98,644
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	238,332	228,335	199,760
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	318,177	304,464	316,420
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	308,763	324,773	308,425
Subtotal in Brazil		2,169,751	–		3,536,389	3,415,703	3,060,306

Abroad:
Subordinated debt	December/2001	353,700	2011	10.25% rate p.a.	349,088	339,812	395,184
Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	318,241	309,640	360,892
Subordinated debt	October/2003	1.434,750	2013	8.75% rate p.a.	1,181,941	1,146,180	1,339,261
Subordinated debt	April/2004	801,927	2014	8.00% rate p.a.	626,589	616,390	817,102
Subordinated debt (2)	June/2005	720,870	–	8.875% rate p.a.	707,057	671,262	–
Subtotal abroad		3,626,433	–		3,182,916	3,083,284	2,912,439
Overall total		5,796,184	–		6,719,305	6,498,987	5,972,745

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)
On June 3rd, 2005, a perpetual subordinated debt was issued in the amount of US$ 300,000 thousand, with exclusive redemption on the part of the issuer, in its totality and by means of previous authorization of Brazilian Central Bank, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Brazilian Central Bank that securities may no longer be included in the consolidated capital.

22) Other Liabilities

a) Tax and social security

		R$ thousand

	2005		2004

	December	September	December
	31	30	31

Provision for Tax Risks	3,574,279	3,264,355	3,029,251
Provision for Deferred Income Tax	600,899	861,253	419,541
Taxes and Contributions on Profits Payable	436,242	986,868	664,524
Taxes and Contributions Payable	429,892	415,641	382,071
Total	5,041,312	5,528,117	4,495,387

b) Sundry

		R$ thousand

	2005		2004

	December	September	December
	31	30	31

Provision for accrued liabilities	2,388,352	2,576,967	1,994,733
Credit card operations	2,171,029	1,694,456	1,690,770
Provision for contingent liabilities (civil and labor) (Note 20)	1,288,877	1,219,501	1,323,255
Sundry creditors	752,704	583,514	1,031,425
Acquisition of assets and rights	101,285	95,254	149,822
Official operating agreements	14,883	15,303	11,464
Others	221,492	158,387	189,992
Total	6,938,622	6,343,382	6,391,461

23) Insurance, Private Pension Plans and Savings Bonds Operations

a) Technical Provisions by account

										R$ thousand

	Insurance			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Current and long-term liabilities
Mathematical provision for
benefits to be granted	–	–	–	28,518,460	26,350,646	22,982,484	–	–	–	28,518,460	26,350,646	22,982,484
Mathematical provision for
benefits granted	–	–	–	3,261,392	3,215,616	2,381,957	–	–	–	3,261,392	3,215,616	2,381,957
Mathematical provision for redemptions	–	–	–	–	–	–	1,709,722	1,713,615	1,644,085	1,709,722	1,713,615	1,644,085
Unearned premiums provision	1,369,138	1,350,157	1,211,561	42,280	43,499	43,083	–	–	–	1,411,418	1,393,656	1,254,644
IBNR Provision	1,279,454	1,186,671	938,776	307,780	260,188	195,381	–	–	–	1,587,234	1,446,859	1,134,157
Financial fluctuation provision	–	–		675,438	712,734	760,851	–	–	–	675,438	712,734	760,851
Provision for unsettled claims	514,680	491,348	460,009	314,057	312,031	265,742	–	–	–	828,737	803,379	725,751
Provision for draws and redemptions	–	–	–	–	–	–	335,314	319,387	238,569	335,314	319,387	238,569
Financial surplus provision	–	–	–	341,413	315,092	265,027	–	–	–	341,413	315,092	265,027
Contribution insufficiency provision (2)	–	–	–	975,257	924,841	1,925,959	–	–	–	975,257	924,841	1,925,959
Provision for contingencies	–	–	–	–	–	–	40,039	51,569	139,688	40,039	51,569	139,688
Provision for Administrative Expenses	–	–	–	403,538	283,383	–	53,834	50,205	–	457,372	333,588	–
Other Technical provisions (3)	540,085	498,040	76,431	180,674	155,759	139,051	–	–	–	720,759	653,799	215,482
Total	3,703,357	3,526,216	2,686,777	35,020,289	32,573,789	28,959,535	2,138,909	2,134,776	2,022,342	40,862,555	38,234,781	33,668,654

(1)	Includes the insurance operations for individuals and private pension plans.
(2)
The Contribution Insufficiency Provision for 2004 was calculated according to the biometric table AT-1983 at the interest rate of 4.5% p.a. In 2005, the balance of the PIC for 2004 was transferred to the Mathematical Provision for Benefits to be Granted and Mathematical Provision for Benefits Granted. The 2005 amounts were calculated in accordance with the biometric table AT-2000 at an interest rate of 4.5% p.a.

(3)
By means of the Official Letter #2781/2005, ANS approved the possibility of creation of an extraordinary non-compulsory provision in the “Individual health” portfolio, to set out the leveling of premiums to insured above 60 years of age prior to Law 9656/98 and for benefits related to “planos remidos”, and recommended that, once created, the “planos remidos” related provision’s methodology of calculation should be improved.The Insurance Company is currently analyzing ANS’s recommendation in order to determine its possible effects in the provision calculation. On December 31, 2005, such provisions amounted to R$ 285,703 thousand and R$ 124,276 thousand, respectively.

b) Technical Provisions by product

										R$ thousand

	Insurance			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Health (1)	1,469,309	1,361,446	767,081	–	–	–	–	–	–	1,469,309	1,361,446	767,081
Auto/RCF	1,649,258	1,583,102	1,387,604	–	–	–	–	–	–	1,649,258	1,583,102	1,387,604
DPVAT	127,373	136,576	137,613	77,828	79,172	69,491	–	–	–	205,201	215,748	207,104
Life	32,653	32,590	41,528	1,093,379	899,963	772,751	–	–	–	1,126,032	932,553	814,279
Basic elements	424,764	412,502	352,951	–	–	4,520	–	–	–	424,764	412,502	357,471
Unrestricted benefits generating plan – PGBL	–	–	–	6,614,375	6,009,761	5,357,823	–	–	–	6,614,375	6,009,761	5,357,823
Long-term life insurance – VGBL	–	–	–	13,529,409	11,546,402	9,139,852	–	–	–	13,529,409	11,546,402	9,139,852
Traditional plans	–	–	–	13,705,298	14,038,491	13,615,098	–	–	–	13,705,298	14,038,491	13,615,098
Savings bonds	–	–	–	–	–	–	2,138,909	2,134,776	2,022,342	2,138,909	2,134,776	2,022,342
Total	3,703,357	3,526,216	2,686,777	35,020,289	32,573,789	28,959,535	2,138,909	2,134,776	2,022,342	40,862,555	38,234,781	33,668,654

(1) See note 23a item 3.

c) Guarantees of technical provisions

										R$ thousand

	Insurance			Private pension plans			Savings bonds			Total

	2005		2004	2005		2004	2005		2004	2005		2004

	December	September	December	December	September	December	December	September	December	December	September	December
	31	30	31	31	30	31	31	30	31	31	30	31

Investment fund quotas (VGBL and PGBL)	–	–	–	20,143,784	17,556,163	14,497,675	–	–	–	20,143,784	17,556,163	14,497,675
Investment fund quotas
(except for VGBL and PGBL)	2,660,014	2,952,477	2,006,829	10,406,645	10,512,561	10,247,234	1,838,358	1,753,690	1,554,075	14,905,017	15,218,728	13,808,138
Government bonds	661,392	167,091	301,094	3,390,329	3,400,319	3,323,026	23,465	101,188	122,062	4,075,186	3,668,598	3,746,182
Private securities	13,450	12,617	2,192	612,378	631,769	436,156	92,467	89,268	91,655	718,295	733,654	530,003
Stocks	1,672	1,187	1,189	473,205	463,889	720,094	203,816	209,438	315,193	678,693	674,514	1,036,476
Credit rights	522,928	510,392	505,234	–	–	–	–	–	–	522,928	510,392	505,234
Real estate properties	17,261	17,417	17,889	1,339	1,363	1,438	11,129	11,195	12,164	29,729	29,975	31,491
Deposits retained at IRB and court deposits	58,211	61,073	78,023	26,851	41,824	29,884	–	–	–	85,062	102,897	107,907
Total	3,934,928	3,722,254	2,912,450	35,054,531	32,607,888	29,255,507	2,169,235	2,164,779	2,095,149	41,158,694	38,494,921	34,263,106

d) Retained premiums from Insurance, Private pension plans contributions and Savings bonds

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	Dec 31 YTD	Dec 31 YTD

Premiums written	2,125,820	2,103,021	8,341,155	7,602,545
Supplementary private pension contributions (1)	2,644,915	1,868,680	7,303,683	6,902,958
Revenues from savings bonds	386,034	393,015	1,419,960	1,358,175
Coinsurance premiums granted	(55,234)	(34,168)	(160,129)	(310,669)
Refunded premiums	(17,646)	(16,254)	(79,807)	(163,839)
Net premiums written	5,083,889	4,314,294	16,824,862	15,389,170
Redeemed premiums	(663,566)	(643,346)	(2,629,210)	(1,557,635)
Coinsurance premiums granted	(116,538)	(124,464)	(548,563)	(547,858)
Retained premiums from insurance, private pension plans and
savings bonds	4,303,785	3,546,484	13,647,089	13,283,677
(1) Includes the long-term life insurance (VGBL).

24) Minority Interest in Subsidiaries

		R$ thousand

	2005		2004

	December	September	December
	31	30	31

Indiana Seguros S.A.	41,471	37,723	35,088
Bradesco Templeton Asset Management Ltda.	8,255	8,015	9,433
Banco Alvorada S.A.	5,234	5,156	6,301
Baneb Corretora de Seguros S.A.	3,010	2,993	2,760
Bradesco Seguros S.A. (1)	–	–	16,958
Other minority stockholders	89	102	50
Total	58,059	53,989	70,590
(1) In March 2005, the stocks belonging to minority stockholders of Bradesco Seguros were merged into Banco Bradesco S.A.

25) Stockholders’ Equity (Parent Company)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises non-par registered, book-entry stocks, as follows:

	2005		2004

	December	September	December
	31	30	31

Common stock	489,914,304	247,325,690	238,351,329
Preferred stock	489,938,838	244,970,706	236,081,796
Subtotal	979,853,142	492,296,396	474,433,125
Treasury (common stocks)	(464,300)	(2,066,938)	–
Treasury (preferred stocks)	–	(1,287)	–
Total outstanding stocks	979,388,842	490,228,171	474,433,125

b) Movement of capital stock per quarter

	Quantity of Stocks

	Common	Preferred	Total

Outstanding stocks held on December 31, 2004	238,351,329	236,081,796	474,433,125
Increase by subscription	8,791,857	8,708,143	17,500,000
Increase by stocks merger	182,504	180,767	363,271
Stocks acquired and cancelled (1)	(423,800)	–	(423,800)
Outstanding stocks held on March 31, 2005	246,901,890	244,970,706	491,872,596
Stocks acquired and cancelled (1)	(801,400)	–	(801,400)
Outstanding stocks held on June 30, 2005	246,100,490	244,970,706	491,071,196
Stocks acquired and cancelled (1)	(841,738)	(1,287)	(843,025)
Outstanding stocks held on September 30, 2005	245,258,752	244,969,419	490,228,171
Stocks acquired and cancelled (1)	(301,600)	–	(301,600)
Stocks acquired and not cancelled	(464,300)	–	(464,300)
100% bonus stocks	244,957,152	244,969,419	489,926,571
Outstanding stocks held on December 31, 2005	489,450,004	489,938,838	979,388,842
(1) Stocks cancellation approved by the Special Stockholders’ Meeting held on November 11, 2005.

At the Special Stockholders’ Meeting held on December 9, 2004, approval was given for the following:

  2-for-1 split of the stocks comprising capital, with no change in value, increasing the number of stocks by 200%, whereby the stockholders received 2 new stocks free of charge for each stock of the same class held on December 13, 2004. In the same proportion as the split carried out in the Brazilian market, a split of Depositary Receipts (DRs) was carried out in the U.S.
  (NYSE) and European (LATIBEX) markets, whereby investors received 2 new DRs, free of charge for each DR held, ensuring that DRs continued to be traded in the proportion of one (1) stock for (one) 1 DR, in the corresponding markets; and
  Capital increase in the amount of R$ 700,000 thousand, from R$ 7,000,000 thousand to R$ 7,700,000 thousand, through the issuance of 17,500,000 new nonpar registered, book-entry stocks, of which 8,791,857 are common stocks and 8,708,143 are preferred stocks, by private subscription at the price of R$ 40.00 per stock, subscribed during the period from December 27, 2004 thru January 27, 2005, in the proportion of 3.688612594% of the stake held on December 13, 2004, considering the stock splitting. The unsubscribed stocks were sold by auction held at the São Paulo Stock Exchange – BOVESPA on February 15, 2005. The total amount of the transaction, which exceeded the subscription amount, was fully recorded as a credit in the “Capital Reserve – Stock Premium” account.

At the Annual and Special Stockholders’ Meetings of March 10, 2005, the following was approved:

  Capital increase approved at the Special Stockholders’ Meeting held on December 9, 2004.
  Capital increase in the amount of R$11,856 thousand, through the issuance of 363,271 new nonpar registered, book-entry stocks, of which 182,504 are common stocks and 180,767 are preferred stocks in the proportion of 165.12329750137 stocks issued by Bradesco for each stock of Bradesco Seguros S.A., of which 82.95659669277 are common stocks and 82.16670080860 are preferred stocks delivered to Bradesco Seguros S.A.’s stockholders, converting it into Bradesco’s wholly-owned subsidiary; and
  Capital increase in the amount of R$ 2,288,144 thousand, from R$ 7,711,856 thousand to R$10,000,000 thousand, through Capitalization of Reserves, with no stock issuance.

The referred processes were approved by BACEN on March 18, 2005.

The Special Stockholders’ Meeting held on November 11, 2005 approved:

  To cancel 2,367,000 common stocks, acquired by the Company by means of buyback programs authorized by the Board of Directors and 1,538 common stocks and 1,287 preferred stocks stemming from the merger of Bradesco Seguros S.A.’s stockholders, amounting to 2,368,538 common stocks and 1,287 preferred stocks, all of them registered, book-entry, non-par stocks, held in treasury, representing their own capital stock, with reducing it;
  To increase the capital stock in the amount of R$3,000,000 thousand from R$10,000,000 thousand to R$ 13,000,000 thousand by using a portion of the balance in the “Profit Reserve – Statutory Reserve” account, attributing to the Company’s stockholders, as bonus stock, on a free basis, one (1) new stock of same class for each stock held.
  489,926,571 non-par, registered, book-entry stocks were issued, of which 244,957,152 are common stocks and 244,969,419 are preferred stocks, already considering the cancellation mentioned in the previous item.

Concomitantly to the Brazilian Market operation, and in the same proportion, the bonus stock shall occur in the form of DRs – Depositary Receipts in the U.S. (NYSE) and European (LATIBEX) Markets, whereas investors shall receive one (1) new DR for each DR held, which continued to be traded at the ratio of one (1) preferred stock to one (1) DR, in the respective markets.

The stocks resulting from the bonus stocks are entitled to monthly dividends and/or interest on own capital and, possibly, supplementary dividends and/or interest on own capital declared after November 22, 2005, however, not implying an increase in their distribution, since these only aim at improving their liquidity. Thus, the monthly amount of interest on own capital, declared after November 22, 2005, was adjusted, from R$ 0.057000 to R$ 0.28500 per common stock and from R$ 0.062700 to R$ 0.031350 per preferred stock, so that the stockholders continue receiving equal amount of interest. This process was ratified by BACEN on November 14, 2005.

c) Interest on own capital

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% additional interest on own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404, as amended by Law 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate laws.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

Banco Bradesco S.A.’s capital compensation policy, aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

The Board of Directors’ Meeting held on June 29, 2005, resolved on the payment of interim interest on own capital related to the 1H05, in the amount of R$ 0.57000 and R$ 0.62700 per common and preferred stock, respectively, paid on July 20, 2005, by the net amount of R$ 0.48450 and R$ 0.53295, already deducting the withholding income tax, per common and preferred stock, respectively.

In a meeting held on November 11, 2005, Bradesco’s Board of Directors approved the Board of Executive Officers’ proposal of October 10, 2005, for the payment of supplementary interest on own capital to the Company’s stockholders referring to the year 2005, in the amount of R$1.755955872 per common stock and R$1.931551459 per preferred stock, which represent approximately 30.8 times the interest monthly paid, benefiting the stockholders registered at the Bank on that date (November 11, 2005).

The payment shall be made on April 28, 2006, by the net amount of R$ 1.492562491 per common stock and R$ 1.641818741 per preferred stock, already deducting the fifteen per cent (15%) withholding income tax, except for the corporate stockholders already exempted from the referred taxation, which will receive by the declared amount.

A distribution of dividends at the amount of R$ 344,000 thousand was proposed, supplementing the interest on own capital for the year, of which R$ 0.334531 are common stocks and R$ 0.367984 are preferred stocks, to be paid on June 30, 2006, at the amount previously declared, with no withholding income tax, according to Article 10, Law # 9249/95.

The calculation of Interest on own capital and dividends related to 2005 is shown as follows:

	R$ thousand	% (1)

Net income for the year	5,514,074
Legal reserve	275,704
Calculation basis	5,238,370
Monthly interest on own capital, paid and payable	339,555
Interim interest on own capital paid in July 2005	293,706
Supplementary interest on own capital accrued (payable)	903,739
Interest on own capital (gross)	1,537,000	29.34
Withholding income tax on interest on own capital	230,550
Interest on own capital (net) accumulated in 2005	1,306,450	24.94
Supplementary dividends proposed (payable)	344,000	6.57
Interest on own capital (net) and dividends accumulated in 2005	1,650,450	31.51
Interest on own capital (net) accumulated in 2004	1,126,236	38.74
(1) Percentage of interest on own capital and dividends over calculation basis.

Interest on own capital and dividends was paid and proposed, as follows:

Description				R$ thousand

	Per stock (gross)		Gross amount paid/accrued	IRRF – withholding tax (15%)	Net amount paid/accrued

	Common	Preferred

Monthly	0.282360	0.310596	281,307	42,196	239,111
Interim 1H04	0.141180	0.155298	140,644	21,096	119,548
• Supplementary in 2004	0.906591	0.997249	903,032	135,455	767,577
Total interest on own capital, 2004 (1)	1.330131	1.463143	1,324,983	198,747	1,126,236
Monthly	0.332060	0.365266	339,555	50,933	288,622
Interim 1H05 (2)	0.285000	0.313500	293,706	44,056	249,650
• Supplementary in 2005 (3)	0.877978	0.965776	903,739	135,561	768,178
Total interest on own capital, 2005 (1)	1.495038	1.644542	1,537,000	230,550	1,306,450
Supplementary Dividends Proposed	0.334531	0.367984	344,000	–	344,000
Total interest on own capital and dividends
accumulated in 2005	1.829569	2.012526	1,881,000	230,550	1,650,450

(1)	Adjusted at stocks base after stock reverse split, stock splitting and stock bonus.
(2)	Declared on June 29, 2005, and paid on July 20, 2005; and
(3)	Declared on October 10, 2005, to be paid on April 28, 2006.

d) Capital and Profit Reserves

			R$ thousand

	2005		2004

	December	September	December
	31	30	31

Capital Reserves	36,032	35,884	10,853
Profit Reserves	5,895,214	7,972,090	7,745,713
– Legal Reserve (1)	1,034,890	890,251	1,067,637
– Statutory Reserve (2)	4,860,324	6,263,497	6,678,076
– Retained earnings (3)	–	818,342	–

(1)
Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses;

(2)
With a view to maintaining the operating margin compatible with the development of company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited at 95% of paid-up capital stock; and

(3)	Distribution only in half-year balance sheets.

e) Treasury Stocks

Banco Bradesco S.A.’s Board of Directors, in meeting held on November 22, 2005, resolved to authorize the Company’s Board of Executive Officers to acquire up to 10,000,000 non-par registered, book-entry stocks, of which 5,000,000 are common stocks and 5,000,000 are preferred stocks, with a view to be held in treasury and further sale or cancellation, without reducing the capital stock. The authorization shall be in force for a six (6)-month period, between 11.23.2005 and 5.23.2006.

Up to December 31, 2005, 464,300 common stocks were acquired and held in treasury, totaling R$ 29,931 thousand. The minimum, weighted average and maximum cost per stock is, respectively, R$ 61.91121, R$ 64.46413 and R$ 66.78317 and the market value of those stocks on December 29, 2005 was R$ 64.70 per common stock.

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Checking accounts	480,665	447,113	1,727,563	1,333,174
Income on cards	371,232	334,662	1,300,627	1,076,413
Loan operations	348,129	333,710	1,288,664	834,141
Fund management	274,438	275,676	1,047,717	888,104
Collection	189,440	185,538	717,709	628,617
Interbank fees	71,057	69,089	271,395	261,373
Receipt of taxes	55,472	54,307	205,882	204,456
Consortium management	45,666	39,674	148,560	86,970
Revenue from custody and brokerage services	33,845	34,659	125,929	97,925
Others	139,619	143,939	514,833	413,195
Total	2,009,563	1,918,367	7,348,879	5,824,368

27) Personnel Expenses

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Remuneration	671,189	649,574	2,575,321	2,509,454
Lump-sum payment of bonus	–	102,927	102,927	42,981
Benefits	311,740	284,631	1,135,918	1,006,681
Social charges	242,757	236,486	954,061	924,264
Training	13,054	15,531	52,306	52,681
Employee profit sharing (1)	63,590	80,150	286,632	182,386
Others	59,025	113,957	204,395	250,560
Total	1,361,355	1,483,256	5,311,560	4,969,007
(1) In 2005, the amount corresponds to 5.2% of the net income (December 31, 2004 – 6.0%), in conformity with the collective bargaining agreement of the bank employees’ Union.

28) Administrative Expenses

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Third-party services	272,643	268,350	1,021,235	846,697
Advertising	203,167	79,304	438,980	426,245
Communication	187,342	182,329	726,646	647,401
Depreciation and amortization	133,871	108,556	469,310	479,737
Transport	110,754	104,027	420,218	389,852
Financial system services	110,137	105,068	416,507	402,436
Rentals	82,606	80,869	319,844	299,045
Assets maintenance and conservation	72,824	77,204	300,238	272,195
Data processing	69,209	63,285	247,704	254,382
Assets leasing	51,528	54,653	236,271	307,408
Materials	44,858	47,843	173,796	152,379
Water, electricity and gas	36,837	33,800	142,506	128,654
Travels	16,100	14,415	55,890	57,676
Others	47,779	51,121	173,184	273,036
Total	1,439,655	1,270,824	5,142,329	4,937,143

29) Tax Expenses

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

COFINS Contribution	283,488	283,133	1,096,704	834,157
Tax on Services – ISS	68,731	66,103	250,818	206,522
CPMF Expenses	74,394	44,325	236,406	171,916
PIS/PASEP Contributions	47,693	52,876	185,766	142,397
Others	22,686	22,734	79,716	80,470
IPTU Expenses	4,248	5,276	28,838	28,984
Total	501,240	474,447	1,878,248	1,464,446

30) Other Operating Income

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Other financial income	142,924	127,867	451,944	351,713
Reversal of other operating provisions	20,863	18,215	230,118	342,996
Recovery of charges and expenses	47,743	18,417	99,005	95,203
Income on sale of goods	24,407	7,570	44,381	75,455
Others	64,011	65,642	271,520	333,165
Total	299,948	237,711	1,096,968	1,198,532

31) Other Operating Expenses

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Other financial expenses	270,122	213,181	887,285	680,177
Sundry losses	181,921	203,507	679,827	508,485
Goodwill amortization	182,536	86,223	452,863	343,798
Cost of goods sold and services rendered	162,978	139,634	596,937	558,961
Expenses with other operating provisions	135,214	74,326	339,770	216,730
Others	130,586	129,511	448,266	517,985
Total	1,063,357	846,382	3,404,948	2,826,136

32) Non-operating Income

			R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD

Extraordinary goodwill amortization (1)	–	–	–	(369,574)
(Loss)/profit on sale and write-off of assets and investments	(27,430)	(24,841)	(50,349)	(84,019)
Non-operating provisions recorded (reversed)	(2,407)	(19,293)	(49,890)	(4,234)
Others	(39,551)	33,985	(5,905)	(33,319)
Total	(69,388)	(10,149)	(106,144)	(491,146)
(1) 2004 – As a result of the change in projected realization (Note 17a).

33) Transactions with Parent, Subsidiary and Affiliated Companies (Direct and Indirect)

The transactions with parent companies, subsidiaries and affiliated companies (direct and indirect) are carried out under conditions and rates compatible with average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

						R$ thousand

	2005		2004	2005			2004

	December	September	December	4thQuarter	3rdQuarter	December	December
	31	30	31			31 YTD	31 YTD

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Interest on own capital and dividends:
Bradesco Seguros S.A.	422,190	–	622,474	–	–	–	–
Banco Finasa S.A.	67,301	193,596	162,286	–	–	–	–
Banco Boavista Interatlântico S.A.	36,422	31,922	6,461	–	–	–	–
Bradesco Vida e Previdência S.A.	80,306	80,306	80,305	–	–	–	–
Banco Mercantil de São Paulo S.A.	80,702	121,702	67,588	–	–	–	–
Banco Alvorada S.A.	145,870	97,024	57,271	–	–	–	–
Bradesco Leasing S.A. Arrendamento Mercantil	51,725	43,204	18,995	–	–	–	–
Cidade de Deus Companhia Comercial de
Participações	(183,534)	(5,770)	(181,622)	–	–	–	–
Nova Cidade de Deus Participações S.A.	–	(94)	(2,953)	–	–	–	–
Fundação Bradesco	(84,494)	(2,656)	(83,613)	–	–	–	–
Other parent, subsidiary and affiliated companies	86,642	77,101	31,378	–	–	–	–

Pre-export operations (a):
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	1,952

Demand deposits:
Bradesco Leasing S.A. Arrendamento Mercantil	(7,873)	(219)	(63)	–	–	–	–
Bradesco Auto/RE Cia. de Seguros	(5,068)	(325)	(1,747)	–	–	–	–
Bradesco Saúde S.A.	(24)	(144)	(3,673)	–	–	–	–
Finasa Promotora de Vendas Ltda.	(1,698)	(6,136)	(8,269)	–	–	–	–
Bradesco Vida e Previdência S.A.	(11,613)	(45,011)	(3,203)	–	–	–	–
BRAM – Bradesco Asset Management S.A.	(4,378)	(367)	(4,042)	–	–	–	–
Other parent, subsidiary and affiliated companies	(7,830)	(9,266)	(5,171)	–	–	–	–

Time deposits:
Bradesco Argentina de Seguros S.A.	(22,372)	(23,142)	(3,786)	(322)	(58)	(380)	–
Cidade de Deus Companhia Comercial de
Participações	(4,256)	(2,821)	(1,977)	(53)	(92)	(493)	(532)
Bradesco Auto/RE Cia. de Seguros	(12,931)	(13,826)	(10,723)	–	(73)	(124)	–
Bradesco Capitalização S.A.	–	–	–	–	–	–	(10,211)
Bradesco Securities Inc.	(4,869)	(4,814)	(5,771)	–	–	(30)	(57)
Other parent, subsidiary and affiliated companies	(1,862)	(2,326)	(8,724)	(90)	(122)	(927)	(7,433)

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	348	–	493	–	–	–	–
Banco Bradesco Argentina S.A.	17	17	20	–	–	–	–

Investments in foreign currency:
Banco Bradesco Luxembourg S.A.	72,292	26,167	44,429	172	94	623	587

						R$ thousand

	2005		2004	2005			2004

	December	September	December	4thQuarter	3rdQuarter	December	December
	31	30	31			31 YTD	31 YTD

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Funding/Investments in interbank deposits (b):
Funding:
Bradesco Leasing S.A. Arrendamento Mercantil	(15,083,186)	(10,338,737)	(2,466,878)	(630,107)	(475,773)	(1,481,342)	(153,513)
Banco Mercantil de São Paulo S.A.	(2,924,510)	(2,846,920)	(1,522,091)	(122,589)	(125,064)	(421,322)	(77,741)
Banco BEM S.A.	(793,950)	(741,944)	(621,897)	(32,016)	(32,978)	(121,698)	(17,923)
Banco Finasa S.A.	(240,158)	(50,318)	–	(523)	(562)	(1,427)	(683)
Alvorada Cartões, Crédito, Financiamento
e Investimento S.A.	(253,680)	–	–	(1,656)	–	(1,656)	–
Banco Boavista Interatlântico S.A.	(87,622)	(84,000)	–	(3,622)	(2)	(3,876)	(1,249)
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	–	–	–	–	(189,365)
Banco Alvorada S.A.	(3,168,086)	(3,081,688)	(275,178)	(132,602)	(96,145)	(353,943)	(80,540)
Zogbi Leasing S.A. Arrendamento Mercantil	(133,739)	(129,912)	–	(5,593)	(5,908)	(16,664)	–
Other parent, subsidiary and affiliated companies	(60,485)	(49,605)	(72,030)	(1,295)	(1,238)	(5,233)	(35,527)

Investments:
Banco Finasa S.A.	16,313,051	14,620,271	9,240,527	643,725	589,826	2,111,115	999,778
Banco Boavista Interatlântico S.A.	–	–	539,733	–	7,705	26,472	52,244
Other parent, subsidiary and affiliated companies	–	–	–	–	–	10,986	31

Open market funding/investments (c):
Funding:
Cia. Brasileira de Meios de Pagamento – VISANET	(105,565)	(67,667)	(44,279)	(3,685)	(2,544)	(10,796)	(3,006)
Alvorada Serviços e Negócios Ltda.	(228,123)	–	–	(1,347)	–	(1,347)	–
Bradesco S.A. – CTVM	(27,698)	(8,670)	(19,971)	(789)	(1,000)	(4,014)	(5,155)
Banco Finasa S.A.	(7,909)	(27,975)	(3,948)	(4,347)	(2,163)	(9,869)	(3,950)
Banco Mercantil de São Paulo S.A.	(9,097)	(5,185)	(10,839)	(177)	(150)	(964)	(5,318)
Other parent, subsidiary and affiliated companies	(39,505)	(28,046)	(29,151)	(1,914)	(2,165)	(7,526)	(13,465)

Investments:
Banco BEM S.A.	552,030	529,131	487,056	22,899	24,083	90,883	59,725
Banco Alvorada S.A.	398,436	393,090	372,024	16,951	17,921	68,127	5,432
Banco Baneb S.A.	–	–	–	–	–	–	51,109
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	28,396

Derivative financial instruments (swap) (d):
Banco Finasa S.A.	28,394	48,111	156,111	3,360	1,161	3,831	16,466
Other parent, subsidiary and affiliated companies	1,132	2,224	8,352	87	119	651	3,532

Foreign borrowings and onlendings (e):
Banco Bradesco Luxembourg S.A.	(141,544)	(107,800)	(64,683)	(1,238)	(710)	(2,860)	(1,254)
Banco Boavista Interatlântico S.A.	(19,054)	(18,233)	(21,294)	(192)	(153)	(646)	(385)
Other parent, subsidiary and affiliated companies	–	–	(4,243)	–	–	(26)	(90)

Services rendered (f):
Scopus Tecnologia S.A.	(6,161)	(5,257)	(7,336)	(36,425)	(36,325)	(143,746)	(128,667)
CPM S.A.	(5,411)	(22,930)	(3,504)	(9,682)	(8,697)	(41,954)	(37,646)
Other parent, subsidiary and affiliated companies	(5)	(5)	94	1,102	912	4,034	4,255

						R$ thousand

	2005		2004	2005			2004

	December	September	December	4thQuarter	3rdQuarter	December	December
	31	30	31			31 YTD	31 YTD

	Assets	Assets	Assets	Income	Income	Income	Income
	(liabilities)	(liabilities)	(liabilities)	(expenses)	(expenses)	(expenses)	(expenses)

Branch rentals:
Bradesco Seguros S.A.	–	–	–	(6,866)	(6,879)	(27,464)	(29,351)
Banco Mercantil de São Paulo S.A.	–	–	–	(3,650)	(3,652)	(14,898)	(15,691)
Bradesco Vida e Previdência S.A.	–	–	–	(1,576)	(1,217)	(6,052)	(6,589)
Paineira Holdings Ltda.	–	–	–	(8,379)	–	(8,379)	–
Other parent, subsidiary and affiliated companies	–	–	–	(3,613)	(3,818)	(14,617)	(14,430)

Marketable Securities:
Bradesco Leasing S.A. Arrendamento Mercantil	12,172,766	7,157,767	1,905,213	494,523	323,940	1,121,807	99,749
Bradesco BCN Leasing S.A. Arrendamento
Mercantil	–	–	–	–	–	–	146,688
Cibrasec – Companhia Brasileira de Securitização	16,734	18,835	29,622	940	1,133	2,073	–

Marketable Securities – foreign (g):
Banco Boavista Interatlântico S.A.	–	–	(505,991)	–	(3,301)	(19,179)	(74,993)
Cidade Capital Markets Limited	(27,136)	(25,539)	(41,212)	(191)	(194)	(1,024)	(140)
Other parent, subsidiary and affiliated companies	–	–	–	–	–	–	(580)

Interbank onlendings (h):
Other parent, subsidiary and affiliated companies	–	(173)	–	(1)	(96)	(342)	(427)

Securitization transactions (i):
Cia. Brasileira de Meios de Pagamento – VISANET	(657,262)	(641,682)	(1,319,094)	(15,031)	(17,971)	(72,238)	(79,920)

Trading and intermediation of amounts:
Nova Paiol Participações S.A.	(29,518)	(29,621)	–	103	(8,575)	(25,283)	–
Aquarius Holdings S.A.	(378)	–	–	(378)	–	(378)	–

Subordinated debt:
Cidade de Deus Companhia Comercial de
Participações	(21,988)	(21,038)	(91,437)	(949)	(990)	(5,866)	(12,111)
Fundação Bradesco	(247,286)	(226,412)	(111,791)	(10,062)	(10,338)	(35,668)	(13,681)

Amounts receivable:
Companhia Brasileira de Soluções e Serviços –
VisaVale	3,697	2,612	–	–	–	–	–

a)	Foreign credit lines for export financing in Brazil, subject to exchange variation and bearing interest practiced at the international market rates;
b)	Liquidity interbank investments – interbank deposits of affiliated companies, with rates equivalent to CDI – Interbank Deposit Certificate;
c)	Repurchase and/or resale pending settlement related to purchase and sale commitments, backed by government bonds, with rates equivalent to overnight rates;
d)	Swap operations differences receivable and payable;
e)	Loans raised in foreign currency abroad for export financing, subject to exchange variation and bearing interest at the international market rates;
f)	Contracts with Scopus Tecnologia S.A. for IT equipment maintenance services and with CPM S.A. for data processing systems maintenance services;
g)
Funding/Investments in foreign marketable securities – fixed rate euronotes and eurobonds, subject to exchange variations and bearing interest at rates used for securities placed in the international markets;

h)	Funds obtained for onlendings to rural loan operations, bearing interest and charges corresponding to normal rates practiced for this type of transaction; and
i)	Transactions for securitization of the future flow of credit card bill receivables from foreign cardholders.

34)Financial Instruments

a) Risk Management Process

Bradesco approaches on a comprehensive and integrated basis the management of all risks inherent to its activities, supported on its Internal Control and Compliance structure. This integrated vision enables the improvement of risk management models and avoids the existence of any gap, which may compromise the correct identification and measurement of risks.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any risk of loss for the Organization.

As part of its Credit Risk Management improvement process, Bradesco has been working uninterruptedly to improve the procedures for gathering and controlling portfolio information, developing and improving loss estimation models to examine and prepare the rating inventories used in the follow-up of credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risk mitigation strategies.

Efforts, which are focused on the utilization of advanced models, used to assess the risks and improve processes, have demanded exhaustive works by all the areas comprising the loan chain, and on the other hand, have reflected on the quality and performance of the portfolio seen over the past quarters, both in terms of results and solidity to various past and future scenarios.

We highlight, among others, the following efforts:

  The Executive Committee of Credit Risk Management monthly holds a meeting, enabling to follow-up and the participation of the Top Management in the major facts and decisions referring to credit risk.
  Incentives to improve risk rating models of clients within particular characteristics in the business segments Bradesco operates;
  Participation in the evaluation of credit risks upon review of formalization of products;
  Implementation of expected and unexpected losses’ calculation system, in addition to the allocation of the corresponding capital;
  A periodical review of projects related to the compliance with best practices and requirements of Basel New Capital Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans;
  Backtesting of models used to assess the loan portfolio risks;
  Improvement of the management information systems designed to meet the requirements of the present customers’ and departments’ segmentation approach, with the emphasis on decision making and loan portfolio management;
  Management of critical risks: continuous monitoring of the main delinquency events through individual analyses based on clients’ balance evolution and recovery estimates; and
  Ongoing review and restructuring of internal processes, embracing roles and responsibilities, capacity building, review of organizational structures and information technology demands.

Market Risk Management

Market risk is related to the possibility of loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical evolvement over the past years, with a view to avoiding, or at least, minimizing, eventual losses to institutions, due to higher complexity in operations carried out domestically and internationally.

Market risks at Bradesco are managed by means of methodologies and models, which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

Bradesco adopts a conservative policy regarding market risk exposure, being VaR (Value at Risk) limits defined by Senior Management, and compliance monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

As from March 2005, VaR started to include positions abroad (previously followed-up independently), thus consolidating the market risk. In the next chart, we show Global VaR of positions (Treasury, position in Brazil and abroad, and Trade Portfolio) and to allow comparisons, the calculation for December 2004 was retroactive.

Risk factors		R$ thousand

	2005		2004

	December	September	December
	31	30	31

Prefixed	13,589	7,172	11,697
Internal exchange coupon	28,767	44,659	17,947
Foreign currency	10,129	7,133	195
IGP-M – IPCA	24,018	4,917	4,086
Reference rate (T.R.)	10,961	12,481	4,168
Variable income	149	183	339
Brady Bonds/Treasury (USA)	36,695	26,456	21,983
Others	5,267	775	699
Correlated effect	(59,897)	(39,901)	(20,367)
VaR (Value at Risk)	69,678	63,875	40,747

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed and on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with fundings.

Besides following-up and controlling via VaR, a daily Gap Analysis is performed to measure the effect of the movement in the local interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio, as well as potential impacts on stress scenarios positions that are also periodically assessed.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the prefixed and foreign exchange positions of the Organization’s entire portfolio and of resulting capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Organization's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical, since they enable the Organization to settle transactions on a timely and safe basis.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Calculation Basis – Capital Adequacy Ratio (Basel)					R$ thousand

	2005				2004

	December 31		September 30		December 31

	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Stockholders’ equity	19,409,274	19,409,274	18,261,593	18,261,593	15,214,646	15,214,646
Decrease in tax credits – BACEN Res. 3059	(99,436)	(99,436)	(82,366)	(82,366)	(41,183)	(41,183)
Minority interest/other	5,568	57,033	5,391	52,967	6,643	70,590
Reference stockholders’ equity – Tier I	19,315,406	19,366,871	18,184,618	18,232,194	15,180,106	15,244,053
Reference stockholders’ equity – Tier II
(subordinated debt)	6,289,833	6,290,860	6,076,829	6,077,852	5,663,358	5,663,358
Total reference stockholders’ equity
(Tier I + Tier II)	25,605,239	25,657,731	24,261,447	24,310,046	20,843,464	20,907,411
Risk weighted assets	148,391,646	168,476,982	136,843,876	156,815,121	111,182,110	130,055,907
Capital adequacy ratio	17.26%	15.23%	17.73%	15.50%	18.75%	16.08%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

	4th Quarter/2005		3rd Quarter/2005		Dec/2004 to Dec/2005		Dec/2003 to Dec/2004

	Financial	Economic–	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Movement in the reference
stockholders’ equity:
Starting period	24,261,447	24,310,046	23,557,488	23,604,140	20,843,464	20,907,411	18,371,782	18,473,483
• Net income for the period	1,462,553	1,462,553	1,430,229	1,430,229	5,514,074	5,514,074	3,060,151	3,060,151
• Interest on own capital/dividends	(344,000)	(344,000)	(611,887)	(611,887)	(1,881,000)	(1,881,000)	(1,324,983)	(1,324,983)
• Mark-to-market adjustment – TVM and
derivatives	91,321	91,321	70,230	70,230	49,879	49,879	(20,837)	(20,837)
• Capital increase by subscription, stocks
merger and goodwill	–	–	–	–	736,106	736,106	–	–
• Subordinated debt	213,004	213,004	(107,709)	(107,709)	626,477	626,477	849,483	849,483
• Others	(79,086)	(75,193)	(76,904)	(74,957)	(283,761)	(295,216)	(92,132)	(129,886)
End of period	25,605,239	25,657,731	24,261,447	24,310,046	25,605,239	25,657,731	20,843,464	20,907,411
Movement in weighted assets:
Starting period	136,843,876	156,815,121	129,382,344	149,114,635	111,182,110	130,055,907	92,568,660	107,296,785
• Marketable securities	(1,540,793)	252,572	(1,044,663)	6,487	(1,696,117)	3,503,542	(3,059,579)	1,291,715
• Loan operations	4,755,422	4,823,877	5,209,095	5,209,095	16,039,027	16,107,481	10,040,802	9,960,397
• Check clearing and related services	(361,637)	(361,636)	28,140	28,140	52,443	52,444	(28,485)	(28,485)
• Tax credit	(3,295,557)	(3,375,516)	501,441	254,376	(2,582,124)	(2,819,943)	(402,402)	631,812
• Risk (swap, market, interest and
exchange rates)	7,891,238	7,911,393	359,713	366,922	17,096,858	17,093,359	9,034,045	9,005,052
• Memorandum accounts	814,879	822,323	166,725	166,725	1,695,739	1,703,183	1,094,801	1,090,283
• Other assets	3,284,218	1,588,848	2,241,081	1,668,741	6,603,710	2,781,009	1,934,268	808,348
End of period	148,391,646	168,476,982	136,843,876	156,815,121	148,391,646	168,476,982	111,182,110	130,055,907

	4th Quarter/2005		3rd Quarter/2005		Dec/2004 to Dec/2005		Dec/2003 to Dec/2004

	Financial	Economic–	Financial	Economic–	Financial	Economic–	Financial	Economic–
	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)	(1)	financial (2)

Starting period	17.73%	15.50%	18.21%	15.83%	18.75%	16.08%	19.85%	17.22%
Movement in reference
stockholders’ equity:
• Net income for the period	1.07%	0.93%	1.10%	0.96%	4.96%	4.24%	3.02%	2.61%
• Interest on own capital/dividends	(0.25%)	(0.21%)	(0.47%)	(0.41%)	(1.69%)	(1.44%)	(1.32%)	(1.15%)
• Mark-to-market adjustment – TVM
and derivatives	0.07%	0.06%	0.05%	0.04%	0.04%	0.04%	(0.06%)	(0.07%)
• Capital increase by subscription,
stock merger and goodwill	–	–	–	–	0.66%	0.56%	–	–
• Subordinated debt	0.15%	0.13%	(0.08%)	(0.07%)	0.57%	0.48%	0.89%	0.79%
• Others	(0.06%)	(0.05%)	(0.06%)	(0.05%)	(0.26%)	(0.23%)	(0.11%)	(0.12%)
Movement in weighted assets:
• Marketable securities	0.21%	(0.02%)	0.15%	–	0.36%	(0.52%)	0.68%	(0.13%)
• Loan operations	(0.65%)	(0.50%)	(0.73%)	(0.55%)	(3.00%)	(2.07%)	(1.93%)	(1.40%)
• Check clearing service and related
services	0.05%	0.04%	–	–	(0.01%)	(0.01%)	–	–
• Tax credit	0.41%	0.33%	(0.06%)	(0.02%)	0.37%	0.31%	0.10%	(0.01%)
• Risk (“swap”, market, interest and
exchange rates)	(0.96%)	(0.75%)	(0.05%)	(0.04%)	(2.24%)	(1.72%)	(1.75%)	(1.30%)
• Memorandum accounts	(0.10%)	(0.08%)	(0.02%)	(0.02%)	(0.24%)	(0.18%)	(0.19%)	(0.16%)
• Other assets	(0.41%)	(0.15%)	(0.31%)	(0.17%)	(1.01%)	(0.31%)	(0.43%)	(0.20%)
End of Period	17.26%	15.23%	17.73%	15.50%	17.26%	15.23%	18.75%	16.08%

(1)	Includes financial companies only.
(2)	Includes financial and non-financial companies.

b) Market value

The book values, net of provisions for mark-to-market adjustments, of the main financial instruments are summarized as follows:

	R$ thousand

	2005				2004

	December			September	December
	31			30	31

	Book value	Market value	Potential	Potential	Potential
			gain/	gain	gain
			(loss)	(loss)	(loss)

Assets:
Marketable securities and derivative financial instruments
(Note 10)	64,450,808	65,481,728	1,030,920	1,008,591	1,287,218
Loan operations (1) (Note 12)	81,130,394	81,393,596	263,202	145,474	274,472
Investments (2) (Note 15b)	984,970	1,245,505	260,535	248,639	443,169

Liabilities:
Time deposits (Note 18a)	32,836,656	32,816,305	20,351	815	(627)
Funds from issuance of securities (Note 18c)	6,203,886	6,176,182	27,704	(3,411)	14,205
Borrowings and onlendings (Notes 19a and 19b)	16,563,081	16,502,315	60,766	(19,082)	(11,321)
Subordinated debt (Note 21)	6,719,305	7,344,433	(625,128)	(504,618)	(343,741)
Treasury stocks (Note 25e)	(29,931)	(30,040)	109	47,701	–
Total			1,038,459	924,109	1,663,375
(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting; and
(2)	Does not include increment in investments in affiliated companies.

Determination of market value of financial instruments:

  Marketable securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the instruments recorded in balance sheet and memorandum accounts

	R$ thousand

	2005				2004

	December 31		September 30		December 31

	Overall	Net	Overall	Net	Overall	Net
	amount	amount	amount	amount	amount	amount

Futures contracts

Purchase commitments:	7,479,822		2,434,761		5,242,407
– Interbank market	1,919,655	–	863,102	–	53,064	–
– Foreign currency	5,560,167	–	1,571,659	–	5,189,343	–
Sale commitments:	31,344,456		19,566,727		23,553,033
– Interbank market	19,123,649	17,203,994	8,757,364	7,894,262	9,345,181	9,292,117
– Foreign currency	12,216,762	6,656,595	10,806,520	9,234,861	14,195,045	9,005,702
– Others	4,045	4,045	2,843	2,843	12,807	12,807

Option contracts
Purchase commitments:	198,816		265,184		7,742
– Foreign currency	198,816	–	265,184	–	7,742	–
Sale commitments:	219,540		2,028,013		1,450,311
– Foreign currency	219,540	20,724	2,028,013	1,762,829	1,450,311	1,442,569

Forward contracts
Purchase commitments:	888,308		1,033,703		392,330
– Interbank market	107,000	107,000	–	–	–	–
– Foreign currency	781,308	280,136	528,113	–	383,134	52,508
– Others	–	–	505,590	231,712	9,196	–
Sale commitments:	501,172		831,611		339,822
– Foreign currency	501,172	–	557,733	29,620	330,626	–
– Others	–	–	273,878	–	9,196	–

Swap contracts
Asset position:	15,848,571		10,509,094		7,495,121
– Interbank market	8,543,197	7,326,894	3,162,043	1,804,002	3,111,153	1,284,654
– Prefixed	284,668	–	587,455	–	343,487	–
– Foreign currency	5,173,417	–	4,897,715	–	2,324,325	–
– Reference rate – (T.R.)	794,105	788,843	779,927	779,633	639,304	638,790
– Selic	779,650	743,807	819,224	780,141	935,899	898,358
– IGP-M	130,837	–	131,316	–	99,376	–
– Others	142,697	142,014	131,414	130,485	41,577	29,876

Liability position:	15,580,767		10,108,851		7,157,862
– Interbank market	1,216,303	–	1,358,041	–	1,826,499	–
– Prefixed	661,650	376,982	639,112	51,657	632,809	289,322
– Foreign currency	13,369,393	8,195,976	7,842,807	2,945,092	4,476,757	2,152,432
– Reference rate – (T.R)	5,262	–	294	–	514	–
– Selic	35,843	–	39,083	–	37,541	–
– IGP-M	291,633	160,796	228,585	97,269	172,041	72,665
– Others	683	–	929	–	11,701	–

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2005						2004

	December 31			September 30			December 31

		Mark-to-			Mark-to-			Mark-to-
	Restated	to market	Market	Restated	to market	Market	Restated	to market	Market
	cost	adjustment	value	cost	adjustment	value	cost	adjustment	value
		value			value			value

Adjustment receivables –
swap	317,664	45,365	363,029	503,471	(2,751)	500,720	367,058	12,518	379,576
Receivable forward
purchases	107,000	–	107,000	505,590	(277)	505,313	9,196	(13)	9,183
Receivable futures sales	–	–	–	273,878	(107)	273,771	9,183	13	9,196
Premiums on
exercisable options	2,916	1,543	4,459	6,196	(3,423)	2,773	1,087	(1,086)	1
Total Assets	427,580	46,908	474,488	1,289,135	(6,558)	1,282,577	386,524	11,432	397,956
Adjustment payables
(swap)	(93,479)	(1,746)	(95,225)	(98,025)	(2,452)	(100,477)	(39,576)	(2,741)	(42,317)
Payable forward
purchases	(107,000)	–	(107,000)	(505,590)	277	(505,313)	(9,196)	13	(9,183)
Deliverable futures sales	–	–	–	(273,878)	107	(273,771)	(9,183)	(13)	(9,196)
Premiums on
exercisable options	(59,328)	23,080	(36,248)	(172,504)	8,968	(163,536)	(106,447)	(6,504)	(112,951)
Total Liabilities	(259,807)	21,334	(238,473)	(1,049,997)	6,900	(1,043,097)	(164,402)	(9,245)	(173,647)

III) Futures, option, forward and swap contracts

	R$ thousand

	2005						2004

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on	Total on	Total on
					December	September	December
					31	30	31

Futures contracts	21,908,420	6,123,393	4,746,244	6,046,221	38,824,278	22,001,488	28,795,440
Option contracts	11,954	38	406,364	–	418,356	2,293,197	1,458,053
Forward contracts	855,646	180,702	323,097	30,035	1,389,480	1,865,314	732,152
Swap contracts	5,227,176	2,633,623	4,717,203	2,907,540	15,485,542	10,008,374	7,115,545
Total on December 31,
2005	28,003,196	8,937,756	10,192,908	8,983,796	56,117,656
Total on September 30,
2005	13,841,329	9,221,719	3,978,672	9,126,653		36,168,373
Total on December 31,
2004	21,889,555	2,329,338	7,297,064	6,585,233			38,101,190

IV) Types of margin granted as collateral for derivative financial instruments, comprising mainly futures contracts

	R$ thousand

	2005		2004

	December	September	December
	31	30	31

Government bonds
Central Bank Notes	–	–	616
National Treasury Notes	301,135	320,349	356,927
Federal Treasury Notes	1,320,615	1,189,320	492,756
Financial Treasury Bills	–	14,480	242
Total	1,621,750	1,524,149	850,541

V) Net revenue and expense amounts

	R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Swap contracts	(101,766)	248,912	728,355	367,285
Forward contracts	10,785	2,323	(14,723)	60,129
Option contracts	83,243	(23,385)	70,888	12,472
Futures contracts	(47,821)	520,106	1,604,482	799,004
Total (Note 10e)	(55,559)	747,956	2,389,002	1,238,890

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2005		2004

	December	September	December
	31	30	31

CETIP (over-the-counter)	10,091,644	10,008,374	6,553,667
BM&F (floor)	46,026,012	26,159,999	31,547,523
Total	56,117,656	36,168,373	38,101,190

35) Employee Benefits

Banco Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors. The unrestricted benefits generating plan (PGBL) is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE fund.

In addition to the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – CABEA, which is currently undergoing a sponsorship withdrawal process, with reference date established on November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. Participants also no longer contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) sponsors supplementary pension plans of both defined contribution (PGBL) and defined benefit types, through Fundação Baneb de Seguridade Social – BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of both defined benefit and defined contribution types, through Aid Fund and Retirement of Banco do Estado do Maranhão’s Employees – CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

Based on the independent actury’s opinion, the present value of actuarial liabilities for the defined benefit plan and assets to cover such liabilities assumed by Banco Alvorada and Banco BEM, were thus represented:

	R$ mil

	December 31, 2005

	Banco Alvorada	Banco BEM

Plan net assets	380,561	106,179
Actuarial liabilities	340,628	113,005
Excess/insufficiency	39,933	(6,826)

Main premises used in the actuarial evaluation of Banco Alvorada’s and Banco BEM’s plans

Discount nominal rate	11.30 % p.a.
Nominal rate for assets expected minimum retun	11.30 % p.a.
Nominal rate for future salary increases	8.15 % p.a.
Nominal rate for growth of social security and plans benefits	5.00 % p.a.
Inflation rate	5.00 % p.a.
Biometric table for overall mortality	UP94
Biometric table for disablement	“Mercer” Table
Expected turnover rate	0,30/(Time of service + 1)
Probability of retirement	100% at the 1st exigibility to a benefit from the plan

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stock and real estate properties).

In its foreign premises, Bradesco provides its employees and management a defined contribution pension plan, allowing accumulating funds during the participant’s professional career, by means of contributions paid by himself/herself and equal share by Bradesco. The contributions jointly paid by Bradesco’s employees and managers of foreign premises correspond to, at most, 5% of the benefit annual salary.

Expenses with contributions made during 2005 amounted to R$ 273,905 thousand (December 31,2004 – R$ 211,259 thousand) 4Q05 – R$ 85,871 thousand (3Q05 – R$ 63,833 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$ 1,188,224 thousand in 2005 (December 31, 2004 – R$ 1,059,362 thousand), 4Q05 – R$ 324,794 thousand (3Q05 – R$300,162 thousand).

36) Income Tax and Social Contribution

a) Calculation of income tax and social contribution charges

	R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Income before income tax and social contribution	1,804,154	2,239,545	7,747,360	3,626,965
Total income tax and social contribution at rates of 25% and 9%, respectively	(613,412)	(761,445)	(2,634,102)	(1,233,168)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	2,476	21,837	25,891	55,541
Exchange gain/loss	100,310	(93,286)	(234,284)	(111,115)
Non-deductible expenses, net of non-taxable income	(30,521)	(44,773)	(119,102)	(79,107)
Tax credit recorded in prior periods	41,490	–	48,709	303,787
Interest on own capital (paid and accrued)	135,162	132,720	522,580	450,494
Other amounts	27,723	(62,075)	165,853	59,223
Income tax and social contribution for the period	(336,772)	(807,022)	(2,224,455)	(554,345)

b) Breakdown of income tax and social contribution result

	R$ thousand

	2005			2004

	4th Quarter	3rd Quarter	December 31	December 31
			YTD	YTD

Deferred taxes
Amount recorded/realized for the period on temporary additions	(1,029,482)	132,210	(656,929)	76,256
Use of opening balances:
Negative basis of social contribution	(15,808)	(13,922)	(51,614)	(25,183)
Tax loss	(43,716)	(38,303)	(140,694)	(90,398)
Prior periods’ tax credits were recorded on:
Negative basis of social contribution	10,351	–	12,311	26,403
Tax loss	25,247	–	30,506	116,223
Social contribution – Provisional Measure 2158-35 as of 8.24.2001	–	–	–	16,093
Temporary additions	5,892	–	5,892	145,068
Recorded for the period on:
Negative basis of social contribution	(140)	272	3,322	16,454
Tax loss	(1,027)	756	9,035	41,496
Subtotal	(1,048,683)	81,013	(788,171)	322,412
Current taxes:
Income tax and social contribution payable	711,911	(888,035)	(1,436,284)	(876,757)
Income tax and social contribution for the period	(336,772)	(807,022)	(2,224,455)	(554,345)

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand

	Balance on	Balances acquired/ assigned	Amount	Amount	Balance on	Balance on
	12.31.2004		recorded	realized	12.31.2005	9.30.2005

Allowance for doubtful accounts	2,701,557	–	917,874	1,584,087	2,035,344	2,882,416
Provision for civil contingencies	145,616	–	72,669	47,580	170,705	149,017
Provision for tax contingencies	584,609	–	177,267	39,857	722,019	615,471
Provision for labor claims	284,508	–	146,821	177,687	253,642	253,967
Provision for mark-to-market adjustment of securities and
investments	160,457	–	8,411	36,101	132,767	132,378
Provision for loss on non-operating assets	77,473	–	11,220	28,344	60,349	70,002
Mark-to-market adjustment of trading securities	97,280	–	84,790	95,142	86,928	102,588
Goodwill amortization	379,197	–	73,153	106,866	345,484	301,438
Provision for interest on own capital (1)	–	–	–	–	–	202,051
Other	175,468	1,149	61,692	89,270	149,039	270,539
Total tax credits over temporary differences	4,606,165	1,149	1,553,897	2,204,934	3,956,277	4,979,867
Tax losses and negative basis of social contribution	606,520	(13,778)	55,174	192,308	455,608	480,701
Subtotal	5,212,685	(12,629)	1,609,071	2,397,242	4,411,885	5,460,568
Social contribution – Provisional Measure 2158-35 as of
8.24.2001	879,671	–	–	80,928	798,743	858,162
Total tax credits (Note 13b)	6,092,356	(12,629)	1,609,071	2,478,170	5,210,628	6,318,730
Deferred tax liabilities (Note 36f)	419,541	(78)	359,387	177,951	600,899	861,253
Net tax credits of deferred tax liabilities	5,672,815	(12,551)	1,249,684	2,300,219	4,609,729	5,457,477
– Percentage of net tax credits over total reference
stockholders’equity (Note 34a)	27.1%				18.0%	22.4%
– Percentage of net tax credits over total assets	3.1%				2.2%	2.7%
(1) Tax credit in interest on own capital is recorded up to the allowed fiscal limit.

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2158-35

	R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income	Social	Income	Social
	tax	contribution	tax	contribution

2006	910,850	314,267	97,038	31,789	1,353,944
2007	893,339	301,486	76,203	16,838	1,287,866
2008	1,153,217	353,776	81,942	16,080	1,605,015
2009	20,822	5,913	83,648	13,096	123,479
2010	2,128	479	38,775	199	41,581
Total on December 31, 2005	2,980,356	975,921	377,606	78,002	4,411,885
Total on September 30, 2005	3,731,408	1,248,459	397,102	83,599	5,460,568
Total on December 31, 2004	3,461,008	1,145,157	489,123	117,397	5,212,685

	R$ thousand

	Tax credit over social contribution M.P. 2158-35

							2011 a 2014
	2005	2006	2007	2008	2009	2010		Total

Total on December 31, 2005	–	83,628	86,406	79,247	126,259	174,613	248,590	798,743
Total on September 30, 2005	82,460	83,146	119,720	171,408	195,512	103,460	102,456	858,162
Total on December 31, 2004	94,414	86,834	119,720	174,159	198,628	103,460	102,456	879,671

Projected realization of tax credit is estimated and not directly related to expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$ 4,623,785 thousand (September 30, 2005 – R$ 5,734,121 thousand and December 31 ,2004 – R$ 5,390,832 thousand), of which R$ 3,577,618 thousand (September 30, 2005 – R$ 4,600,734 thousand and December 31, 2004 – R$ 4,158,043 thousand) comprises temporary differences, R$ 400,957 thousand comprises tax losses and negative basis of social contribution (September 30, 2005 – R$ 419,992 thousand and December 31, 2004 – R$ 521,992 thousand) and R$ 645,210 thousand (September 30, 2005 – R$ 713,395 thousand and December 31, 2004 – R$ 710,797 thousand) comprises tax credit over social contribution – M.P. 2158-35.

e)	Unrecorded tax credits

The amount of R$196,244 thousand was not recorded as tax credit (September 30, 2005 – R$ 236,117 thousand and December 31, 2004 – R$ 139,355 thousand).

f)	Deferred tax liabilities

	R$ thousand

	2005		2004

	December	September	December
	31	30	31

IRPJ, CSLL, PIS and COFINS on mark-to-market adjustments of derivative financial instruments	288,417	238,625	256,829
Subsequent depreciation	132,531	115,704	91,820
Operations in future liquidity market	76,992	279,348	–
Revaluation reserve	5,663	6,127	18,874
Other	97,296	221,449	52,018
Total	600,899	861,253	419,541

37) Other Information

a) Bradesco Organization’s assets under management on December 31, 2005 amounted to R$ 121,182,430 thousand (on September 30, 2005 – R$ 114,655,996 thousand and December 31, 2004 – R$ 99,640,172 thousand).

b) Through its subsidiary Finasa Promotora de Vendas Ltda. (Finasa), Banco Bradesco entered into an agreement on 4.15.2005 with Banco Morada S.A. and Morada Investimentos S.A. (Grupo Morada), the “Agreement for the Assignment and Transfer of Quotas and other Covenants”, relating to the transfer of the Consumer Financing Business, involving Personal Loan (CP) and Direct Loan to Customer (CDC) from Grupo Morada. The transaction took place through the acquisition of Morada Serviços Financeiros Ltda. (Morada Serviços)’s total capital stock, amounting a demand payment of R$ 80 million. The acquisition will make possible to Finasa to increase its retailing products’ offer, including Bradesco ones, from checking account to products related to insurance, supplementary private pension plans, savings bonds and consortium purchase plan, utilizing the Morada Serviços operating platform.

c) In July, 2005, Banco Bradesco S.A. and União de Lojas Leader S.A. (Leader Magazine), a retailer mainly operating in the markets of Rio de Janeiro and Espírito Santo states, announced the creation of a partnership for the management of Leadercard, one of the five largest Private Label credit card companies in Brazil. This partnership also involves the start-up of a financing company, subject to the Central Bank of Brazil’s approval and will have Leadercard’s client portfolio as its core business. Bradesco and Leader Group will have equal equity participation in this operation. Besides increasing the card base of Leadercard, with respective higher sales, the partnership will provide Leader’s clients with the opportunity to access banking products and services offered by Bradesco, such as insurance, private pension plans, consortium purchase plans, savings bonds, personal loan, bills collection and other activities inherent to the correspondent banking operation.

d) On August 2, 2005, Banco Bradesco S.A. and Lojas Colombo S.A., one of the country’s largest retailers of home appliances and furniture, with headquarters in the state of Rio Grande do Sul, announced the execution of Heads of Agreement for the creation of a partnership in a Financial Company, with Colombo’s client portfolio as its core business. Its implementation is subject to the execution of definitive agreements and to the approval by BACEN. Bradesco and Colombo shall have equity participation in the operation, which involves, also, the distribution of banking products and services offered by Bradesco, such as insurance, private pension plans, savings bonds, personal loans and other activities inherent to the operations of financial institutions.

e) In auction held at the São Paulo Stock Exchange – BOVESPA, on December 21, 2005, Bradesco S.A. acquired, the stock control of Banco do Estado do Ceará S.A. – BEC, an institution headquartered in the city of Fortaleza, state of Ceará, and its subsidiary BEC Distribuidora de Títulos e Valores Mobiliários Ltda. The operation involved the acquisition of 82,459,053 non-par, registered common stocks, issued by BEC, representing 89.35% of the voting capital and 89.17% of the capital stock, by the amount of R$ 700,000 thousand.

With such acquisition, Bradesco Organization enlarges its presence in the state of Ceará and reassures its confidence and partnership in the social and economic development of Brazil. On an exclusive basis, the rendering of the following services to the government will be maintained with BEC: payment to suppliers, the compensation of civil servants, the management and the custody of federal government bonds acquired by the government in a possible buyback of collaterized rural loan operations. The acquisition process was concluded on 1.3.2006, date of the signature of the Agreement for the Purchase and Sale of Stocks and the performance of the Special Stockholders’ Meeting, which elected the new Managers.

f) In February, 2006, Banco Bradesco and Lojas Esplanada e Otoch, one of the largest retail chains in Northeastern Brazil, entered into a partnership for the management of the credit card Private Label Esplanada e Otoch Card, which currently count on 2.3 million clients. The partnership was entered into by means of an Operating Agreement which also provides for the sale of Bradesco products and services to credit card clients.

g) In February, 2006, Banco Bradesco announced the creation of its new subsidiary, Banco Bradesco de Investimento (BBI), with the purpose of consolidating, focusing and developing new niches in activities linked to the domestic and foreign markets, in businesses of structuring, origination, distribution and management of assets, flows and financial inventories of clients. BBI will be responsible for the management and generation of results in the following areas that, so far, were consolidated within Bradesco structure: Capital Markets Department, Bradesco Asset Management (BRAM), Bradesco Corretora, Bradesco Securities (with headquarters in New York) and Bradesco Private Bank.

Management Bodies (1)

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso
	Airton Celso Exel Andreolli	Lázaro de Mello Brandão
Vice-Chairman	Alexandre da Silva Glüher	Antônio Bornia
Antônio Bornia	Alfredo Antônio Lima de Menezes	Mário da Silveira Teixeira Júnior
	André Rodrigues Cano	Márcio Artur Laurelli Cypriano
Antônio Carlos Del Cielo
Members	Candido Leonelli	Audit Committee
Mário da Silveira Teixeira Júnior	Clayton Camacho
Márcio Artur Laurelli Cypriano	Denise Pauli Pavarina de Moura	Mário da Silveira Teixeira Júnior
João Aguiar Alvarez	Douglas Tevis Francisco	Hélio Machado dos Reis
Denise Aguiar Alvarez Valente	Fernando Barbaresco	Paulo Roberto Simões da Cunha
Raul Santoro de Mattos Almeida	Fernando Jorge Buso Gomes	Yves Louis Jacques Lejeune
Ricardo Espírito Santo Silva Salgado	Jair Delgado Scalco
	João Batistela Biazon	Compliance and Internal Controls
Board of Executive Officers	José Luiz Rodrigues Bueno	Committee
José Maria Soares Nunes
Executive Officers	Josué Augusto Pancini	Mário da Silveira Teixeira Júnior
	Karl Heinz Kern	Milton Almicar Silva Vargas
Chief Executive Officer	Laércio Carlos de Araújo Filho	Domingos Figueiredo de Abreu
Márcio Artur Laurelli Cypriano	Luiz Alves dos Santos	Roberto Sobral Hollander
	Luiz Carlos Angelotti	Nilton Pelegrino Nogueira
Executive Vice-Presidents	Luiz Carlos Brandão Cavalcanti Júnior
Décio Tenerello	Luiz Fernando Peres	Executive Committee of Disclosure
Laércio Albino Cezar	Marcelo de Araújo Noronha
Arnaldo Alves Vieira	Marcos Bader	José Luiz Acar Pedro
Luiz Carlos Trabuco Cappi	Maria Eliza Sganserla	Julio de Siqueira Carvalho de Araujo
Sérgio Socha	Mario Helio de Souza Ramos	Milton Almicar Silva Vargas
Julio de Siqueira Carvalho de Araujo	Mauro Roberto Vasconcellos Gouvêa	Carlos Alberto Rodrigues Guilherme
Milton Almicar Silva Vargas	Milton Clemente Juvenal	José Guilherme Lembi de Faria
José Luiz Acar Pedro	Moacir Nachbar Junior	Domingos Figueiredo de Abreu
Norberto Pinto Barbedo	Nilton Pelegrino Nogueira	Luiz Carlos Angelotti
	Octavio Manoel Rodrigues de Barros	Denise Pauli Pavarina de Moura
Managing Directors	Ricardo Dias	Romulo Nagib Lasmar
Armando Trivelato Filho	Robert John van Dijk	Jean Philippe Leroy
Carlos Alberto Rodrigues Guilherme	Roberto Sobral Hollander
José Alcides Munhoz	Romulo Nagib Lasmar	Fiscal Council
José Guilherme Lembi de Faria	Sérgio Alexandre Figueiredo Clemente
Luiz Pasteur Vasconcellos Machado	Sergio Sztajn	Sitting Members
Milton Matsumoto	Toshifumi Murata	José Roberto Aparecido Nunciaroni
Cristiano Queiroz Belfort		Domingos Aparecido Maia
Sérgio de Oliveira	Regional Directors	Ricardo Abecassis Espírito Santo Silva
Odair Afonso Rebelato	Ademar Monteiro de Moraes
Aurélio Conrado Boni	Altair Antônio de Souza	Deputy Members
Domingos Figueiredo de Abreu	Aurélio Guido Pagani	Nelson Lopes de Oliveira
Paulo Eduardo D’Avila Isola	Cláudio Fernando Manzato	Jorge Tadeu Pinto de Figueiredo
Ademir Cossiello	Fernando Antônio Tenório	Renaud Roberto Teixeira
Idevalter Borba
Luiz Carlos de Carvalho
Márcia Lopes Gonçalves Gil
Marcos Daré
Paulo de Tarso Monzani
Tácito Naves Sanglard

General Accounting Department
Moacir Nachbar Junior
Accountant – CRC (Regional Accounting Council) 1SP198208/O-5

(1)Reference date: 12.31.2005

Independent auditors’ report

To
The Board of Directors and Stockholders of
Banco Bradesco S.A.
Osasco – SP

We have examined the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of December 31, 2005 and 2004 and the related statements of income, changes in stockholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards applied in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A. and its subsidiaries as of December 31, 2005 and 2004, the results of its operations, changes in its stockholders’ equity and changes in its financial position for years then ended, in conformity with accounting practices adopted in Brazil.

February 21, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by:

Cláudio Rogélio Sertório
Accountant
CRC 1SP212059/O-0

Summary of Audit Committee Report

Introduction

The Audit Committee, established in Banco Bradesco S.A. (Bradesco) Special Stockholders’ Meeting as of 12.17.2003, is composed of four members, appointed by Bradesco’s Special Meeting of the Board of Directors held on 3.10.2005, with a term of office valid until the 1st Board of Directors’ Meeting to be held after the Annual Stockholders’ Meeting of 2006, and its charter is available on the website www.bradesco.com.br/ir, on the Corporate Governance page.

The Board of Directors of Bradesco Organization opted for a single Audit Committee for all the companies composing the Financial Conglomerate, including the Insurance Group companies (Grupo Bradesco de Seguros e Previdência), pursuant to the 2004 CNSP Resolution No 118 of the Brazilian Council of Private Insurance, which set forth the operating conditions of the Audit Committee for the Insurance, Savings Bonds Companies and Supplementary Private Pension open entities.

Among the Audit Committee’s duties, those required by the U.S. Sarbanes-Oxley Act related to bodies of such type are also included.

The Committee has as Coordinator a member of Bradesco’s Board of Directors, and the other members, including an expert, do not participate in other Organization’s bodies.

It is incumbent upon the Committee to ensure the integrity and quality of financial statements of Bradesco Financial Conglomerate, including the Insurance Group companies, the observance to the internal and external rules, the effectiveness and independency of audit activity and the quality and efficiency of internal control systems.

It is the Management’s responsibility to prepare the financial statements of the companies composing Bradesco Organization, and it is essential to ensure the quality of processes related to financial information, as well as control activities and risk management.

It is incumbent upon KPMG Auditores Independentes, as public accountant of the financial statements to ensure that they accurately represent the equity and financial condition of the conglomerate, pursuant to the fundamental accounting principles, the Brazilian corporate law, the rules of the Brazilian Securities and Exchange Commission – CVM, the National Monetary Council, Brazilian Central Bank and Superintendence of Private Insurance – SUSEP.

Audit Committee’s Activities

The Audit Committee, as it is a Board of Directors’ advisory body, has been using existing structures at the Organization to establish a direct communication channel and a structured flow of information, with content and frequency, enabling its members to render their opinion on an independent basis about the internal control systems, the quality of financial statements and the efficiency of independent and internal audits.

The Audit Committee’s work program has defined an agenda for 2005 with 127 meetings and work sessions with management areas (including Abroad), control and audit (internal and external), focused on risks and more relevant processes for Bradesco Organization’s businesses. Among the issues/matters discussed, we point out the following:

– Internal Control Systems;

– Fiscal/labor contingencies and taxes: processes and provision;

– Loan: focus on payroll charges and individuals operations;

– Treasury: market and operational risk management;

– Insurance Group: provisions and reserves;

– Foreign exchange and international;

– General accounting department: focus on quality of processes and fitness of duty to the Conglomerate; and

– Technology: review of IT environment controls.

For works in 2006 with Bradesco Organization, the Audit Committee will give special attention to the following issues, amongst others:

  U.S. Sarbanes-Oxley Act;

  Compliance;

  Ongoing business plan;

  Credit cards; and

  Frauds in channels.

The Committee has also been following-up the development of most important projects within Bradesco Organization, with a view to better assessing their impact on the quality of internal control systems and risk management upon their implementation. Amongst the projects of Committee’s interest, we point out those related to the Section 404 of U.S. Sarbanes-Oxley Act and New Capital Accord (Basel II).

With a view to an efficient and proper coverage of works of the Audit Committee, a continued education program was structured related to the U.S. Sarbanes-Oxley Act (Section 404), with the preparation of financial reports (20F) sent to the Securities and Exchange Commission (SEC) and about the international accounting rules.

Internal Control System

Bradesco Organization’s Internal Control System is adequate to the size and complexity of its businesses and was structured so that the controls ensuring the efficiency of its operations, financial reports generating systems and the observance to the internal and external rules, to which the transactions are subject to.

The Internal Control Systems is periodically evaluated in order to identify issues deserving improvements to better serve businesses and the good risk management practices at Bradesco Organization.

The works required by Sarbanes-Oxley Act related to the mapping of processes and identification of risks and controls, contributed to an improvement in the standardization of adopted approaches, understandings and form of documentation of controls about the main financial risks.

At meetings with various areas of the Bradesco Organization, the Audit Committee had the opportunity to offer to those managers, suggestions to improve their processes, observing the Management’s prompt commitment in the implementation of improvements deemed as necessary.

Independent Audit

The Committee discussed with independent auditors about the planning of their services at Bradesco Organization’s companies for 2005 and, during the period, the Committee held meetings with teams in charge (partners and managers) to understand the results and main conclusions of works carried out. KPMG used approximately 800 hours to provide services to the Audit Committee and evaluation of issues submitted.

The Committee considered that the works developed by teams of KPMG Auditores Independentes were adequate to the Organization’s businesses, and it did not identify relevant deficiencies jeopardizing its effectiveness.

Internal Audit (General Inspector’s Department)

The Audit Committee requested to the Internal Audit to consider in its planning for 2005 various corporate audit works aligned to issues included in the Committee’s work program for that year.

During 2005, the Internal Audit reported to the Audit Committee the results and main conclusions of its works. The Internal Audit team has been positively developed its works focused on risks and processes and properly answered to the requests of Audit Committee, so that its members may have an opinion about the issues discussed.

Consolidated Financial Statements

In 2005, the Committee held meetings with the General Accounting Department, Budget Department, Control and General Inspectorate to assess the monthly, quarterly, semi-annual and annual financial statements. These meetings were analyzed and assessed the aspects of preparing individual and consolidated interim balance sheets and balance sheets, notes to the financial statements and financial reports published jointly with consolidated financial statements.

Bradesco’s accounting practices were also considered in the preparation of financial statements, as well the observance to the fundamental accounting principles and the compliance with the applicable laws.

Prior to the disclosures of Quarterly Financial Information (IFTs) and semi-annual and annual balance sheets, the Committee privately held meetings with KPMG, where they assessed the aspects of independency and control environment when generating the figures to be disclosed.

Based on reviews and discussions aforementioned, the Audit Committee recommends to the Board of Directors the approval of the audited financial statements related to the year ended on December 31, 2005.

Cidade de Deus, Osasco, SP, February 21, 2006

Mário da Silveira Teixeira Júnior
Hélio Machado dos Reis
Paulo Roberto Simões da Cunha
Yves Louis Jacques Lejeune

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, have examined the Management Report and the Financial Statements related to the period ended on December 31, 2005, and the technical feasibility study for taxable income generation, brought at present value, which has as purpose the realization of Deferred Tax Assets pursuant to CVM Instruction 371, as of 6.27.2002, Resolution 3,059, as of 12.20.2002, of the Brazilian Monetary Council, and Official Letter 3,171, as of 12.30.2002, of the Central Bank of Brasil, and in view of the unqualified opinion of KPMG Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position, requesting their approval by the Annual General Stockholders’ Meeting.

Cidade de Deus, Osasco, SP, February 21, 2006

José Roberto A. Nunciaroni
Ricardo Abecassis E. Santo Silva
Domingos Aparecido Maia

Glossary

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. In Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advanced Model Approach (AMA): method used to allocate capital to operating risk, whereby complex internal variables are applied and integrated with management processes. The Bank must meet qualitative and quantitative criteria, as well as maintaining a database of loss for the prior 5 years and be apt to calculate operating V@R (Value at Risk).

Advisor: economic/financial consultant.

Asset management companies: the main activity of these companies is to manage third-party funds. The companies may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the presidents of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy. Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: a not-for-profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (BACEN). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system. Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll. Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (BACEN). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits)

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data. Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

IBOVESPA: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on BOVESPA. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market. Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc). Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs. Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less burocracy, access by all customer income brackets and a quick and efficient approvals process.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score to the companies or countries under analysis which serves as a risk indicator for investors.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation. Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: a method used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Treasury stocks: own company stocks acquired to remain in treasury or for further cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phones is made feasible through the use of wireless technology.

Cross Reference Index

Cross Reference Index

Abbreviations	Collection and Tax Payment
List of Main, 10	(see Tax Payment and Collection), 158, 204
Activity-Based Costing, 164	Committee
Activity-Based Management, 164	Audit, 282
Accounting Policies	of Compensation, 167, 282
Significant, 226	Compliance and Internal Control, 167, 282
Accounts (see Customers)	Disclosure, 167, 282
Checking, 85	Ethical Conduct, 166
Savings, 86	Loan, 147
Affiliated Companies, 251	Expenses Assessment, 165, 167
Allowance/Provision	Social Environmental Executive, 167
Composition of the Loan Portfolio and of, 246	Comparison Purposes (see Reclassification), 228
for Delinquency x Loss, 81	Compliance, 141, 164, 167, 210, 271, 282, 285
for Doubtful Accounts, 65	Compulsory Deposits, 1, 241
Alô Bradesco (Hello Bradesco), 162, 203	Consortium Purchase System, 112, 207
Analysis	Consumer Financing, 200
Equity, 40	Contents, 9
of the Adjusted Net Interest Income and	Contingent Liabilities, 258
Average Rates, 58	Controllership, 161, 205
of the Statement of Income, 22	Corporate, 127
Summarized Statement of Income, 12	Corporate Governance, 165, 195, 196, 210
Asset (under) Management	Corporate Strategy, 6, 199
Funding, 84	Corretora de Títulos e Valores Mobiliários, 117, 206
Managed, 87	Custody, 161, 205
Securities, 255	Customer Service Network, 132, 194, 201
Assets Bookeeping, 161	Customers (see Accounts)
Balance Sheet	Checking Accounts, 85
Banco Finasa, 107	Per Branch, 133
Bradesco Consórcios, 112	Data Privacy and Protection Seal, 163
Bradesco Corretora de Títulos e Valores Mobiliários, 117	Deferred Charges, 252
Bradesco Securities, 119	Deposits
by Business Segment, 229	by Maturity, 84, 254
by Currency and Foreign Exchange Exposure, 230	Demand, 84, 254
by Maturity, 231	Funds Obtained in the Open Market, 254
Comparative, 39	Savings, 84, 254
Consolidated, 74, 216	Derivative Financial Instruments, 274, 276, 277
Insurance Companies, 90	Securities and, 234
Leasing Companies, 112	Derivatives, 274
Savings Bonds, 102	Dividends (See Interest on Own Capital), 14
Private Pension Plans, 98	Dividend Yield, 18
Banco do Estado do Ceará, (acquisition), 195, 197, 281	Employee Benefits, 174, 277
Banco Finasa, 107, 206	Equator Principles, 189
Banco Morada, (acquisition), 196, 224, 280	Expenses
Banco Postal, 130, 208	Administrative, 12, 67, 266
Basel (see Capital Adequacy), 16, 147, 197, 272	for Allowance for Doubtful Accounts, Net of Recoveries
Board	of Written-off Credits, 248
of Directors, 282	for Borrowings and Onlendings, 257
of Executive Officers, 282	Operating, 267
Borrowings and Onlendings, 48, 256	Personnel, 12, 67, 266
Bovespa (São Paulo Stock Exchange), 119	Personnel Expenses by Business Segment, 176
Bradesco Day and Night (BDN), 135, 201	Prepaid, 250
Bradesco Expresso, 208	Selling Expenses, 90
Bradesco Securities, 119, 202	Tax, 12, 267
Bradesco Seguros e Previdência (Grupo), 90, 205	Financial Statements, 193
BRAM	Financial Instruments, 226, 271
Asset Management, 87, 127, 199, 206	Finasa Sports
Branches, 16, 132, 133, 134	Program, 179
Capital Adequacy (see Basel), 16, 147, 197, 272	Fiscal Council, 287
Capital and Reserves, 197	Fone Fácil (Easy Phone), 137, 202
Cards, 149, 203	Foreign Exchange
Cash	Change in Net Interest Income Items plus Exchange
Flow, 232	Adjustment, 57
Generation, 15	Portfolio of, 249
Certifications, 210	Results, 249
Change	Fundação Bradesco, 180
in Number of Outstanding Stocks, 14	Funding, 84
in Stockholders’ Equity, 221	x Expenses, 60
Channels – Bradesco Day and Night (BDN), 135	Funds Available, 231

Glossary of Technical Terms, 288	Market Share, 16, 134
Global Compact, 167, 195, 210	Brazilian Savings and Loan System (SBPE), 86
Good Priv@cy, 163, 210	Customer Service Network, 134
Goodwill, 253	Export, 154
Guarantee of Technical Provisions, 261	Import, 154
Highlights, 14	Income from Private Pension Plans, 99
Human Resources, 170, 214	Income from Savings Bonds, 103
Income	Insurance Premium, 91
on Premiums Retained, 262	Private Pension Plans and VGBL Investment Portfolio, 100
on Premiums Retained of Private Pension Plans and	Technical Provisions (Savings Bonds), 103
VGBL, 99	Marketable Securities,
Operating (Other), 267	Classification of, 77, 234
Services Rendered, 66, 266	and Derivative Financial Instruments, 234, 274
Income Breakdown, 56	Portfolio Breakdown by Issuer, 77, 235
Income Tax and Social Contribution, 1, 278	Portfolio Breakdown by Maturity, 236
Calculation of Charges with, 278	Segment and Category, 77, 236
Index	x Income on Securities Transactions, 59
Bovespa’s Corporate Sustainability, 163, 210	Marketing, 208
Notes to the Financial Statements, 223	Mergers and Acquisition, 157
Indicators, 1	Message to Stockholders, 194
Financial Market, 62	Minority Interest, 262
Loan Portfolio, 83	Money Laundering
Other, 71	Prevention, 146, 212
Social, 190	NBR ISO 9001:2000 Quality Management, 162, 210
Information Security, 161, 182, 212	Net Interest Income
Information Technology (IT), 141	Analysis of, 58
Insurance Companies, 90, 205	Total Assets x, 61
Intangible Assets (Intellectual Capital), 208	Variation in Items Composing the, 57
Integrated Management System – ERP, 165	Non-Operating Assets, 250
Interbank Accounts, 241	Notes to the Financial Statements
Interbank Investments, 226, 233	Index, 223
Interest on Own Capital, 14, 264	Ombudsman, 162, 203
Internal Controls, 145, 211	Operating Companies, 89
International Area, 153, 201	Operating Efficiency, 68
Internet	Operating Overview, 224
Banking – Transactions, 139	Operating Performance, 199
Banking – Users, 139	Organization Chart
Highlights, 136	Administrative Body, 124
Investment Funds, 88	Corporate, 123
Investments	Organizational Structure, 201
Composition of, 251	Other Assets, 250
in Infrastructure, IT and Telecommunications, 141	Other Credits, 249
Lawsuits	Pay Out, 19
Civil, Labor and Tax, 258	Perpetual Security, 156, 195
Corporate, 162	Policy
Leasing, 206, 110	Critical Accounting, 2
Companies, 110	of Loan, 147, 200
Loan Granting, 148	Dividends and Distribution, 168
Loan Portfolio (see Loan Operations)	Premiums
Assessment of, 139	Earned by Insurance Line, 92
by Activity Sector, 80, 245	Income on Retained, 262
by Maturity, 242	Insurance, 91
by Rating, 81	Presentation of the Financial Statements, 224
by Risk Levels, 244	Prime, 129, 207
by Type, 80, 242	Private, 129, 207
Concentration of, 83, 245	Private Pension Plans, 98
Methodology Used for, 148	Products and Services, 203
Movement of, 83	Profitability, 55
per Type of Client, 79	Property and equipment in use and leased assets, 252
Performance Indicators, 83	Quotas, 115
Profile, 82	Ranking, 126, 209
Lojas Colombo, 197, 224	Ratings, 209
Lojas Leader, 196, 224	Bank, 125
Market(s)	Insurance and Savings Bonds, 126
Capital, 157, 201	Loan Portfolio, 78
Export, 154	Ratio
Import, 154	Basel Adequacy Ratio, 16, 147, 198, 272
Risk Management, 144	Coverage, 65
Segmentation, 127	Fixed Assets to Stockholders’ Equity, 16, 252
Value, 14, 17, 265	Operating Efficiency, 68, 198
Pay Out, 19
Performance, 16, 91
Stocks Valuation, 20

Real Estate Financing Activities, 200	Statement
Reclassifications (see Comparison Purposes), 228	of Cash Flows, 232
Recognition, 95, 102, 106, 168, 209	of Changes in Financial Position, 222
Report	of Changes in Stockholders’ Equity, 221
Fiscal Council, 284	Statement of Income
Independent Auditors, 192	Analysis of, 22
Management, 196	Banco Finasa, 107
Responsibility	Bradesco Consórcios, 112
Environmental, 187	Bradesco Corretora de Títulos e Valores Mobiliários, 117
Social-Environmental, 169, 211	Bradesco Securities, 119
Results/Income	by Business Segment, 56, 229
By Activity/Segment, 56, 229	for Comparison Purposes, 21
Non-operating, 267	Consolidated, 53, 220
Summarized Statement of Income Analysis, 12	Insurance Companies, 90
Variation in the Main Items of the Statement, 56	Leasing Companies, 110
Retail, 130, 207	Savings Bonds Companies, 102
Retained Claims, 93	Vida e Previdência (Private Pension Plans), 98
Risk	Stocks
Capital, 146, 272	Bradesco, 198
Credit, 148, 211, 271	Change in Number of, 14
Factors, 2, 145, 272	Movement of Capital Stock, 263
Rural Funding, 200	Number of, 17
Level, 244	Performance of, 14, 20
Liquidity, 146, 272	Treasury, 265
Management, 141, 143, 211, 271	Stockholders, 122
Market, 144, 211, 271	Number of, 17
Operating, 143, 212	Stockholders’ Equity
Savings (see Accounts)	Parent Company, 262
Accounts, 86	Subordinated Debt, 259
Accounts Deposits, 84	Subsidiaries
Savings Bonds, 102	Main, 123
Securities, 119	Transactions with, 268
Segmentation	Tax Credits
Bradesco Corporate, 127, 207	Expected Realization of, 280
Bradesco Empresas (Middle Market), 128, 207	Not Triggered, 280
Banco Postal, 130, 208	Origin of, 279
Bradesco Prime, 129, 207	Tax payments and Collection, 158, 204
Bradesco Private, 129, 207	Technical Provisions, 90, 260
Bradesco Varejo (Retail), 130, 207	Telecommunications, 141
Consortium, 112, 207	Training, 177
Market, 127, 207	Transactions with Affiliated Companies and
Self-Service ATM Network	Subsidiaries, 268
Bradesco Day and Night, 135	Transactions/Operations
Services	Credit, 84, 200, 241
Internet, 138, 168	Insurance, Private Pension Plans and Savings Bonds, 260
Registrar and Qualified Custody, 161	Onlending, 200
ShopCredit, 140	Structured, 158
ShopInvest, 140	Underwriting, 157
Sites, 140	Transparency, 211
Social Activities, 180, 212	Transparency and Disclosure of Information Policies, 211
Social-Cultural Events, 179	Value
Social Inclusion, 172	Added, 15
Social Report, 190	Financial, 19
SPB, 212	Market, 17, 274
VaR, 144, 211, 271

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas – Executive Vice-President
and Investor Relations Director

Phone: (#55 11) 3681-4011
e-mail: 4000.mvargas@bradesco.com.br

General Secretariat – Investor Relations

Jean Philippe Leroy – Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus – Prédio Novo
Osasco – SP – 06029-900
BRAZIL

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3rd, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.